FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2013
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



PRE-LISTING STATEMENT

10 January 2013



Sibanye Gold Limited

(Previously GFI Mining South Africa Proprietary Limited)
(Registration number 2002/031431/06)
Share code: **SGL**   ISIN: **ZAE000173951**
("**Sibanye Gold**" or the "**Company**")

PRE-LISTING STATEMENT

This Pre-Listing Statement is issued in compliance with the Listings Requirements of the JSE

The definitions and interpretations commencing on page 12 of this Pre-Listing Statement apply *mutatis mutandis* throughout this entire Pre-Listing Statement.

This Pre-Listing Statement is not an invitation to subscribe for shares in Sibanye Gold, but is issued in compliance with the Listings Requirements of the JSE for the purpose of providing information to the public with regard to the business and affairs of Sibanye Gold, its consolidated subsidiaries, special purpose entities, joint ventures and associated companies as at the time of listing. This Pre-Listing Statement has been prepared on the assumption that the Unbundling shall become effective and be implemented.

The Gold Fields directors, whose names are set out on page 50 of this Pre-Listing Statement, collectively and individually, accept full responsibility for the accuracy of the information provided in this Pre-Listing Statement and certify that, to the best of their knowledge and belief, there are no other facts, the omission of which would make any statement in this Pre-Listing Statement false or misleading, and confirm that they have made all reasonable enquiries in this regard and confirm that this Pre-Listing Statement contains all information required by the Listings Requirements. The JSE has agreed to the listing of the entire issued ordinary share capital of Sibanye Gold in the "Gold Mining" sector of the main board of the JSE under the abbreviated name "Sibanye" with effect from the commencement of business on Monday, 11 February 2013.

The authorised share capital of Sibanye Gold as at the date of this Pre-Listing Statement is 1 000 000 000 ordinary shares with no par value and the issued share capital of Sibanye Gold is 1 000 ordinary shares with no par value. On the commencement of its listing, the authorised share capital of Sibanye Gold will be 1 000 000 000 ordinary shares with no par value and Sibanye Gold will have an issued capital of the same number of issued ordinary shares as the number of issued ordinary shares in Gold Fields as at that date, which ordinary shares will have no par value and Sibanye Gold will have a stated capital in compliance with the JSE Listings Requirements. As at the date of listing, no subsidiaries of Sibanye Gold will hold any of the issued share capital of Sibanye Gold as treasury shares. All the ordinary shares in Sibanye Gold rank *pari passu* in all respects, there being no conversion or exchange rights attaching thereto and have equal rights to participate in capital, dividend and profit distributions by Sibanye Gold.

The sponsor, financial advisors, reporting accountants and auditors, attorneys, transfer secretaries and independent technical expert whose reports and/or names are included in this Pre-Listing Statement, have given and have not withdrawn their consent to the inclusion of their names and/or reports in this Pre-Listing Statement in the form and context in which they appear.

Sponsor and Co-Financial Advisor	Co-Financial Advisor	Co-Financial Advisor
J.P.Morgan	CREDIT SUISSE	BARCLAYS

South African Attorneys	US and UK Attorneys	South African Attorneys as to SA Tax Matters
	Linklaters	

US Attorneys as to US Tax Matters	Independent Technical Expert	Reporting Accountants and Auditors
	 srk consulting	 KPMG *cutting through complexity*

Date of issue: 10 January 2013

This Pre-Listing Statement is available in English only. Copies may be obtained during normal business hours from 10 January 2013 until 11 February 2013 (both days inclusive) from the sponsor, Sibanye Gold and the transfer secretaries, whose details are set out in the "Corporate Information and Advisors" section of this Pre-Listing Statement.

DISCLAIMER

The release, publication or distribution of this Pre-Listing Statement in certain jurisdictions may be restricted by law and therefore persons in any such jurisdictions into which this Pre-Listing Statement is released, published or distributed should inform themselves about and observe such restrictions. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. This Pre-Listing Statement does not constitute an offer to sell or issue, or the solicitation of an offer to purchase or to subscribe for shares or other securities or a solicitation of any vote or approval in any jurisdiction in which such offer or solicitation would be unlawful.

The Sibanye Gold shares to be issued in connection with the Unbundling have not been, and are not required to be, registered under the United States Securities Act of 1933, as amended, or the Securities Act, or any United States state securities laws. The Sibanye Gold shares may not be offered or sold in the United States absent registration or an exemption from the registration requirements of the Securities Act. These securities have not been approved or disapproved by the SEC or any other United States regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the Unbundling of the securities or the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the United States.

FORWARD LOOKING STATEMENTS

This Pre-Listing Statement contains forward-looking statements with respect to Sibanye Gold's financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in this Pre-Listing Statement that are not historical facts are "forward-looking statements".

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Sibanye Gold, wherever they may occur in this Pre-Listing Statement and the annexures to the Pre-Listing Statement, are necessarily estimates reflecting the best judgment of the senior management of Sibanye Gold and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this Pre-Listing Statement. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

- overall economic and business conditions in South Africa;
- the ability to achieve anticipated cost savings at existing operations;
- the occurrence of labour disruptions and industrial actions;
- changes in the market price of gold;
- the occurrence of hazards associated with underground and surface gold mining;
- the occurrence of work stoppages related to health and safety incidents;
- changes in relevant government regulations, particularly environmental, tax, health and safety regulations and potential new legislation affecting mining and mineral rights;
- the ability to realise the benefits of the separation;
- unforeseen costs and expenses related to the separation and operation as an independent entity;
- the ability to manage and maintain access to current and future sources of liquidity, capital and credit, including the terms and conditions of the Company's facilities and overall cost of funding;
- the manner, amount and timing of capital expenditures to be made by Sibanye Gold on existing mines, or other initiatives;
- fluctuations in exchange rates, currency devaluations and other macroeconomic monetary policies;
- political or social instability affecting South Africa;
- the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;
- the success of exploration and development activities.

Neither Gold Fields nor Sibanye Gold undertakes to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this Pre-Listing Statement or to reflect the occurrence of unanticipated events.

TAX

The summaries contained in "Annexures 17 and 18" of the Pre-Listing Statement are a general guide and are not intended to constitute a complete analysis of the tax consequences of the Unbundling. It is not intended to be, nor should it be considered to be, legal or tax advice. Shareholders should, therefore, consult their own tax advisors on the tax consequences to them of the Unbundling in both South Africa and their jurisdiction of residence, for which none of Gold Fields, Sibanye Gold or their advisors will be held responsible.

COMPETENT PERSONS' REPORT

SRK Consulting is a subsidiary of the international group holding company, SRK Global Limited. SRK Consulting has been commissioned by Gold Fields' directors to prepare the CPR on Sibanye Gold's material assets. The JSE has granted permission for a summary of the complete CPR to be included in this Pre-Listing Statement as "Annexure 10". It is for this reason that this summary of the CPR is referred to as an Independent Technical Report. The full version of the CPR can be downloaded at www.sibanyegold.co.za or www.jse.co.za and is incorporated into this Pre-Listing Statement by reference.

Sibanye Gold estimates its mineral reserves and mineral resources based on information compiled by Competent Persons as defined in accordance with the SAMREC Code. Information regarding Sibanye Gold's mineral reserves and mineral resources is set out in Annexure 10 of this document.

The SAMREC Code envisages the use of reasonable investment assumptions in calculating mineral reserve estimates. In determining the official metal prices for mineral reserve estimation, Sibanye Gold abides by the SEC guideline to utilise an approximate two to three year trailing average for the relevant prices. The SEC prohibits the presentation of mineral resources within the reserve statement. However, this Pre-Listing Statement reports both mineral reserves and mineral resources. The higher prices utilised in the estimation of mineral resources represents upside to that used for mineral reserves.

There are numerous uncertainties inherent in estimating mineral reserves and assumptions that are valid at the time of estimation which may change significantly when new information becomes available. Change in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated. Such changes in reserves could impact on depreciation and amortisation rates, asset carrying values, deferred stripping calculations and provisions for close down, restoration and environmental clean up costs.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Presentation of financial information

Unless otherwise indicated, the financial information in this Pre-Listing Statement has been prepared in accordance with IFRS issued by the International Accounting Standards Board, as amended from time to time (formerly, the International Accounting Standards). IFRS differs in certain significant respects from US GAAP.

This Pre-Listing Statement includes Sibanye Gold's audited financial statements as at and for the financial periods ended December 2011 and December 2010 (six months due to change in year end) audited by its independent auditors and prepared in accordance with IFRS. Additionally reviewed financial statements for the financial periods ended June 2012, June 2010 and June 2009 have been included. Supplementary to the above, extracts of the unaudited financial information for the three months ended 30 September 2012 are also disclosed.

Currencies

All references to "South African Rand", "Rand", "R", "ZAR" or "cents" are to the lawful currency of South Africa. All references to "US dollar", "USD", "US$" or "$" are to the lawful currency of the United States.

For historical information regarding rates of exchange between the Rand and the other functional currencies of Sibanye Gold, see below and "Annexure 1".

As a result of rounding adjustments, the figures or percentages in a column may not add up to the total for that column.

The following tables set forth, for the periods indicated, the average, high and low exchange rates of Rand for US Dollars, expressed in Rand per $1.00. The exchange rates are sourced from I-Net Bridge, being the daily average of the closing rate during the relevant period.

Six-month period ended	Average
31 December 2010	7.14
30 June 2011	6.88
30 June 2012	7.92

Year ended	Average
30 June 2007	7.20
30 June 2008	7.27
30 June 2009	9.01
30 June 2010	7.58
31 December 2011	7.22
Through to the Last Practicable Date	8.19

Month ended	High	Low
31 May 2012	8.54	7.73
30 June 2012	8.57	8.14
31 July 2012	8.51	8.07
31 August 2012	8.49	8.07
30 September 2012	8.41	8.16
31 October 2012	8.89	8.36
30 November 2012	8.97	8.63
Last Practicable Date	8.87	8.61

PRESENTATION OF OTHER INFORMATION

Reference to defined terms, names and dates

Unless otherwise stated or the context clearly indicates otherwise, capitalised terms used in this Pre-Listing Statement shall have the glossary meanings stated in the "Definitions and Interpretations" section of this Pre-Listing Statement. Unless the context otherwise requires, references to "Sibanye Gold" or the "Company" are to the company and its consolidated subsidiaries. References to any "year" are to the financial year ended 31 December, unless otherwise stated.

EBITDA, operating costs, NCE, total cash costs, total cash cost per kilogramme, free cash flow and HEPS

In this Pre-Listing Statement, reference is made to EBITDA, NCE, total cash cost, total cash cost per kilogramme, free cash flow, operating costs and HEPS. These are not measurements of financial performance under IFRS or US GAAP and these financial measures should not be considered as an alternative to (a) EBIT or EPS (as determined in accordance with IFRS), or as a measure of Sibanye Gold's operating performance, (b) cash flows from operating activities, investing activities or financial activities (as determined in accordance with IFRS) or (c) any other measures of financial performance under IFRS. These financial measures may not be indicative of Sibanye Gold's historical operating results and are not meant to be predictive of potential future results.

EBITDA is defined as earnings before interest, taxation, depreciation, amortisation, profit/loss on disposal of investments and on disposal of property, plant and equipment, investment properties and intangible assets.

Operating costs is defined as cost of sales excluding gold inventory change and amortisation and depreciation. NCE is defined as operating costs plus additions to property, plant and equipment and is reported on a per kilogramme basis. Management considers NCE per kilogramme to be an important measure as it believes NCE per kilogramme provides more information than other commonly used measures, such as total cash costs per kilogramme, regarding the real cost to Sibanye Gold of producing a kilogramme of gold, reflecting not only the ongoing costs of production but also the investment cost of bringing mines into production. Management also believes that NCE per kilogramme is a useful indication of the cash Sibanye Gold has available for paying taxes, repaying debt, funding exploration and paying dividends and the like.

Total cash costs and total cash costs per kilogramme have been determined using the Gold Institute industry standard. While the Gold Institute has provided definitions for the calculation of total cash costs and total cash costs per kilogramme, these may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. The Gold Institute was a non-profit international industry association of miners, refiners, bullion suppliers and manufacturers of gold products that ceased operation in 2002, which developed a uniform format for reporting production costs on a per ounce basis. The Gold Institute has now been incorporated into the National Mining Association. The guidance was first adopted in 1996 and revised in November 1999. Total cash costs is defined as operating costs less off-mine costs, including rehabilitation costs, production taxes and general and administrative expenses, plus royalties and production taxes. Total cash costs are adjusted for amortisation/depreciation excluded from gold-in-process change. In determining the total cash costs of different elements of the operations, production overheads are allocated *pro rata*. Total cash costs per kilogramme is defined as the average cost of producing a kilogramme of gold, calculated by dividing the total cash costs in a period by the total gold sold, over the same period. Management considers total cash costs per kilogramme to be a measure of the ongoing costs of production. For a reconciliation of total cash costs to cost of sales for the six month period ended 30 June 2012 and years ended 30 June 2010 and 31 December 2011 (as calculated in accordance with IFRS), please see "Annexure 2".

Free cash flow is defined as cash flows from operating activities before dividends paid, less cash flow from investment activities. Management considers free cash flow to be an indicator of cash available for repaying debt, funding exploration and paying dividends and the like.

HEPS is defined as earnings per share adjusted for the per share impact of special items including non-controlling interest, profit/loss from discontinued operations and profit/loss on disposal of property, plant and equipment, all of which are adjusted for their relative tax effect.

These financial measures have been disclosed in this Pre-Listing Statement to provide investors with a comparative financial measure and to permit a more complete and comprehensive analysis of Sibanye Gold's operating performance relative to other companies. Because not all companies calculate these measures identically, Sibanye Gold's presentation of these financial measures may not be comparable to similarly titled financial measures of other companies.

MARKET INFORMATION

This Pre-Listing Statement includes industry data about Sibanye Gold's markets obtained from industry surveys, industry publications, market research and other publicly available third-party information. Industry surveys and industry publications generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed. Sibanye Gold and its advisors have not independently verified this information.

In addition, in many cases statements in this Pre-Listing Statement regarding the gold mining industry and Sibanye Gold's position in that industry have been made based on internal surveys, industry forecasts, market research, as well as Sibanye Gold's own experiences. While these statements are believed by Sibanye Gold to be reliable, they have not been independently verified.

ENFORCEMENT OF JUDGMENTS

Investors in the United States and other jurisdictions outside South Africa may have difficulty bringing actions, and enforcing judgments, against Gold Fields or Sibanye Gold, their respective directors and executive officers based on the civil liabilities provisions of the federal securities laws or other laws of the United States or any state thereof or under the laws of other jurisdictions outside South Africa.

Gold Fields and Sibanye Gold are incorporated in South Africa. The majority of Gold Fields' and all of Sibanye Gold's respective directors and executive officers (as well as their respective independent registered audit firms) reside outside of the United States. Substantially all of the assets of these persons and substantially all of the assets of Gold Fields and of Sibanye Gold are located outside the United States. As a result, it may not be possible for investors to enforce against these persons, Gold Fields or Sibanye Gold a judgment obtained in a United States court predicated upon the civil liability provisions of the federal securities or other laws of the United States or any state thereof. In addition, investors in other jurisdictions outside South Africa may face similar difficulties. A foreign judgment is not directly enforceable in South Africa, but constitutes a cause of action which will be enforced by South African courts provided that:

- the court which pronounced the judgment had jurisdiction to entertain the case according to the principles recognised by South African law with reference to the jurisdiction of foreign courts;
- the judgment is final and conclusive (that is, it cannot be altered by the court which pronounced it);
- the judgment has not lapsed;

- the recognition and enforcement of the judgment by South African courts would not be contrary to public policy, including observance of the rules of natural justice which require that the documents initiating the proceedings outside South Africa were properly served on the defendant and that the defendant was given the right to be heard and represented by counsel in a free and fair trial before an impartial tribunal;

- the judgment was not obtained by fraudulent means;

- the judgment does not involve the enforcement of a penal or revenue law; and

- the enforcement of the judgment is not otherwise precluded by the provisions of the Protection of Businesses Act, No. 99 of 1978, as amended.

It is the policy of South African courts to award compensation for the loss or damage actually sustained by the person to whom the compensation is awarded. Although the award of punitive damages is generally unknown to the South African legal system, it does not mean that such awards are necessarily contrary to public policy. Whether a judgment is contrary to public policy depends on the facts of each case. Exorbitant, unconscionable or excessive awards will generally be contrary to public policy. South African courts cannot enter into the merits of a foreign judgment and cannot act as a court of appeal or review over the foreign court. South African courts will usually implement their own procedural laws and, where an action based on an international contract is brought before a South African court, the capacity of the parties to the contract will usually be determined in accordance with South African law. It is doubtful whether an original action based on United States federal securities laws or the laws of other jurisdictions outside South Africa may be brought before South African courts. A plaintiff who is not resident in South Africa may be required to provide security for costs in the event of proceedings being initiated in South Africa. Furthermore, the Rules of the High Court of South Africa require that documents executed outside South Africa must be authenticated for the purpose of use in South Africa.

CORPORATE ENTITIES

None of the corporate entities which currently form part of the Gold Fields Group of companies (the Gold Fields Companies) will be wound up or deregistered as a result of the Unbundling. Any liabilities (whether actual or contingent) of the Gold Fields companies which existed immediately prior to the Unbundling will remain intact and any person or entity that has any claim against any of the Gold Fields companies will still be able to and be entitled to continue to pursue those claims on the same basis that applied immediately prior to the Unbundling.

CORPORATE INFORMATION AND ADVISORS

Company Secretary

Cain Farrel

Registered Office

Libanon Business Park
1 Hospital Road (off Cedar Avenue)
Libanon
Westonaria, 1779
South Africa
(Private Bag X5, Westonaria, 1779, South Africa)

Sibanye Gold

Previously known as GFIMSA
(Registration number 2002/031431/06)
Libanon Business Park
1 Hospital Road (off Cedar Avenue)
Libanon
Westonaria, 1779
(Private Bag X5, Westonaria, 1779, South Africa)

Gold Fields

Gold Fields Limited
(Registration number 1968/004880/06)
150 Helen Road
Sandown, Sandton
Johannesburg, 2196
South Africa
(Private Bag X30500, Houghton, 2041, South Africa)

Co-Financial Advisor

JPMorgan Chase Bank, N.A. Johannesburg Branch
(Registration number 2001/016069/10)
1 Fricker Road
Illovo
Johannesburg, 2196
South Africa
(Private Bag X9936, Sandton, 2196, South Africa)

Co-Financial Advisor

Credit Suisse Securities (Europe) Limited
(Registration number 00891554)
1 Cabot Square
London, E144QJ
United Kingdom

Co-Financial Advisor

Barclays Bank PLC, acting through its Investment Bank
(Company number 01026167)
5 The North Colonnade
Canary Wharf
London, E14 4BB
United Kingdom

American Depository Receipts – Depository

The Bank of New York Mellon
101 Barclay Street
New York
New York, 10286

Sponsor Services

J.P. Morgan Equities South Africa Proprietary Limited
(Registration number 1995/011815/07)
1 Fricker Road
Illovo
Johannesburg, 2196
South Africa
(Private Bag X9936, Sandton, 2196, South Africa)

Transfer Secretaries – South Africa

Computershare Investor Services Proprietary Limited
(Registration number 2004/003647/07)
70 Marshall Street
Johannesburg, 2001
South Africa
(PO Box 61051, Marshalltown, 2107, South Africa)

Transfer Secretaries – United Kingdom

Capita Registrars
The Registry
(Registration number 02605568)
34 Beckenham Road
Beckenham
Kent, BR3 4TU
England

SA Attorneys

Edward Nathan Sonnenbergs Incorporated
(Registration number 2006/018200/21)
150 West Street
Sandton
Johannesburg, 2196
South Africa
(PO Box 783347, Sandton, 2146, South Africa)

US and UK Attorneys

Linklaters LLP
(Registration number 06326345)
One Silk Street
London, EC2Y 8HQ
United Kingdom

SA Attorneys as to SA Tax Matters

Cliffe Dekker Hofmeyr Incorporated
(Registration number 2008/018923/21)
1 Protea Place
Sandton
Johannesburg, 2196
South Africa

US Attorneys as to US tax matters

Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York
New York, 10004
United States

Reporting Accountants and Auditors

KPMG Incorporated
(Registration number 1999/021543/21)
KPMG Crescent
85 Empire Road
Parktown
Johannesburg, 2193
South Africa
(Private Bag 9, Parkview, 2122)

Independent Technical Expert

SRK Consulting (South Africa) Proprietary Limited
(Registration number 1995/012890/07)
265 Oxford Road
Illovo
Johannesburg, 2196
South Africa
(PO Box 55291, Northlands, 2116, South Africa)

United Kingdom Secretaries
St James's Corporate Service Limited
(Registration number 3566623)
6 St James's Place
London, SW1A 1NP
United Kingdom

TABLE OF CONTENTS

RISK FACTORS

In addition to the other information included in this Pre-Listing Statement, the considerations listed below could have a material adverse effect on Sibanye Gold's business, financial condition or results of operations, resulting in a decline in the trading price of Sibanye Gold's ordinary shares or ADRs. The risks set forth below comprise all material risks currently known to us. These factors should be considered carefully, together with the information and financial data set forth in this document.

Risks related to Sibanye Gold's business:

- Changes in the market price for gold, which in the past have fluctuated widely, affect the profitability of Sibanye Gold's operations and the cash flows generated by those operations.
- Sibanye Gold's mineral resources and mineral reserves are estimates based on a number of assumptions, any changes to which may require Sibanye Gold to lower its estimated mineral resources or mineral reserves.
- Sibanye Gold's operations and profits have been and may be negatively affected by strikes, union activity and new and existing labour laws.
- Due to the nature of mining and the type of gold mines it operates, Sibanye Gold faces a material risk of liability, delays, mine stoppages and increased production costs from environmental and industrial accidents and pollution.
- Ageing infrastructure may cause breakdowns and unplanned stoppages, which may result in production delays, increased costs and industrial accidents.
- Because Sibanye Gold's operations are concentrated in a few locations, disruptions in these locations could have a material adverse impact on its business operations.
- Sibanye Gold's business is subject to high fixed costs which may impact its profitability.
- If Sibanye Gold experiences losses of senior management or is unable to hire and retain sufficient technically skilled employees, its business may be materially adversely affected.
- Because gold is generally sold in US dollars, while virtually all of Sibanye Gold's production costs are in Rand, Sibanye Gold's operating results and financial condition will be materially harmed if there is a material appreciation in the value of the Rand.
- Actual and potential supply chain shortages and increases in the prices of production inputs may have a material adverse effect on Sibanye Gold's operations and profits.
- Power stoppages, fluctuations and usage constraints may force Sibanye Gold to halt or curtail operations.
- Sibanye Gold's insurance coverage may prove inadequate to satisfy potential claims.
- Theft of gold and production inputs, and illegal mining occur on some of Sibanye Gold's properties. These activities are difficult to control, can disrupt business and can expose Sibanye Gold to liability.
- To the extent that Sibanye Gold seeks to expand through acquisitions, it may experience problems in executing acquisitions or managing and integrating the acquisitions with its existing operations.
- To the extent that Sibanye Gold seeks to expand its current mining operations, it may experience problems associated with mineral exploration or developing mining projects.
- Sibanye Gold relies on information technology and communications systems, the failure of which could significantly impact its operations and business.
- Sibanye Gold's results of operations may be adversely impacted if it becomes obligated to make payments under certain guarantees it has provided on notes issued by Orogen or under guarantees it has provided on certain financing facilities.

Risks related to South Africa:

- Sibanye Gold is subject to the imposition of various costs, such as mining taxes or royalties which may have a material adverse effect on Sibanye Gold's operations and profits.
- Economic, political or social instability affecting South Africa may have a material adverse effect on Sibanye Gold's operations and profits.
- Power cost increases may adversely affect Sibanye Gold's results of operations.
- Sibanye Gold's financial flexibility could be materially constrained by South African Exchange Control Regulations.
- Regulation of greenhouse gas emissions and climate change issues may materially adversely affect Sibanye Gold's operations.
- HIV/AIDS, tuberculosis and other contagious diseases pose risks to Sibanye Gold in terms of lost productivity and increased costs.
- Sibanye Gold's operations are subject to South African environmental and health and safety regulations, which could impose significant costs and burdens and Sibanye Gold may face claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws.
- Sibanye Gold's operations in South Africa are subject to water use licences, which could impose significant costs and burdens.
- Sibanye Gold's mineral rights are subject to legislation, which could impose significant costs and burdens.

Risks related to the Unbundling:

- Sibanye Gold may not realise the potential benefits from the Unbundling.

- Sibanye Gold's historical financial information contained in this document are not necessarily indicative of its future financial condition, future results of operations or future cash flows, nor do they reflect what its financial condition, results of operations or cash flows would have been as an independent public company during the periods presented.

- Sibanye Gold has no history operating as an independent public company. Sibanye Gold will incur significant expenses to create the corporate infrastructure necessary to operate as an independent public company, and will experience increased ongoing costs in connection with being an independent public company.

- Sibanye Gold will not be able to rely on Gold Fields to fund its future capital requirements, and financing from other sources may not be available on favourable terms.

- Sibanye Gold's accounting and other management systems and resources will have to meet the financial reporting and other requirements to which it will be subject following the Unbundling. Sibanye Gold's costs of operating as a public company will be significant and will require management to devote substantial time to complying with public company regulations.

- Several members of the Board and management may have actual or potential conflicts of interest because of their ownership of shares of Gold Fields.

Risks related to Sibanye Gold's shares and ADRs:

- Shareholders outside South Africa may not be able to participate in future issues of securities (including ordinary shares) carried out by or on behalf of Sibanye Gold.

- Investors in the United States and other jurisdictions outside South Africa may have difficulty bringing actions, and enforcing judgments, against Sibanye Gold, the Directors and the Executive Officers based on the civil liabilities provision of the federal securities laws or other laws of the United States or any state thereof or under the laws of other jurisdictions outside South Africa.

- Investors may face liquidity risk in trading Sibanye Gold's ordinary shares on the JSE.

- Sibanye Gold may not pay dividends or make similar payments to its shareholders in the future due to various factors, including restrictions in its financing arrangements, and any dividend payments are subject to withholding tax.

- Sibanye Gold's non-South African shareholders face additional investment risk from currency exchange rate fluctuations since any dividends will be paid in Rand.

- Sibanye Gold's ordinary shares are subject to dilution upon the exercise of Sibanye Gold's outstanding share options or issues of shares by the board in compliance with BBBEE legislation.

For a full discussion of the abovementioned risk factors, see "Annexure 15".

IMPORTANT DATES AND TIMES

The definitions and interpretations set out on pages 12 to 19 of this Pre-Listing Statement shall apply to this section.

The following table provides the expected dates of certain important steps related to the Unbundling:

D-15 – Finalisation Date and announcement	10 January 2013	The date on which it is announced that the Unbundling has become unconditional in all respects and the Unbundling is irrevocable (i.e. no further finalisation).
D-5 – Last Day to Trade	8 February 2013	The last Business Day to trade in Gold Fields shares in order to be recorded in the Gold Fields' shareholder register on the Record Date, and thereby participate in the Unbundling.
D-4 – Ex Date	11 February 2013	The first trading day after LDT. All trades in Gold Fields shares from this day will exclude the right to receive Sibanye Gold shares.
D-4 – Sibanye Gold abridged prelisting announcement	11 February 2013	An abridged version of this Pre-Listing Statement is released on SENS containing the key information announced to the public.
D-4 – List Date	11 February 2013	The date on which Sibanye Gold shares are listed on the JSE and shareholders are able to trade in the new shares and the date on which Sibanye Gold ADRs are expected to be listed on the NYSE and shareholders are expected to be able to trade in the new ADRs on a "when issued" basis.
D+0 – Record Date	15 February 2013	The date on which the new Sibanye Gold shareholder register and Sibanye Gold ADR register is established based on the Gold Fields shareholder register and Gold Fields ADR register, respectively.
D+1 – Pay Date (Share distribution)	18 February 2013	Share certificates in respect of the Sibanye Gold shares will be posted, by registered post, at the risk of the Certificated Shareholder concerned, to Certificated Shareholders and Dematerialised Shareholders will have their accounts at their CSDP or broker updated with the Sibanye Gold shares to be distributed. BNYM's expects to receive credit of Sibanye Gold shares at their custodian banks in South Africa. It is a federal holiday in the United States.
D+3 – ADR Pay Date	20 February 2013	The date on which Sibanye Gold ADRs are expected to be issued by the BNYM to Gold Fields ADR holders.
D+4 – ADR Ex Date	21 February 2013	The date on which Gold Fields ADRs are expected to trade without the entitlement to Sibanye Gold ADRs.

Notes:

1. These dates and times are subject to change. Any material changes to the above dates will be released on SENS and published in the South African press.

2. All times given in this Pre-Listing Statement are local times in South Africa.

3. There will be no Dematerialisation/rematerialisation of shares between Friday, 8 February 2013 and Friday, 15 February 2013.

4. All Gold Fields' ADRs will continue to trade on the NYSE with the entitlement to Sibanye Gold ADRs through the ADR Pay Date. Once the NYSE listing has been approved, Gold Fields ADR holders will be able to trade Gold Fields ADRs and Sibanye Gold ADRs separately on the NYSE as of the List Date. Such Gold Fields ADRs will trade on a separate "trading line" basis and such Sibanye Gold ADRs will trade on a "when issued" basis; however, these ADRs will not settle until after the ADR Ex Date. Gold Fields ADR holders will also have the ability to continue to trade Gold Fields ADRs "*cum*" the Sibanye Gold ADR entitlement until the ADR Ex Date.

DEFINITIONS AND INTERPRETATIONS

In this Pre-Listing Statement and the documents attached hereto, unless the context indicates otherwise the words in the first column have the meanings stated opposite them in the second column, words in the singular include the plural and *vice versa*, words importing the masculine include the other two genders, and words incorporating persons include juristic persons and associations of persons.

"2013 Share Plan"	the new Sibanye Gold share plan of its employees;
"ADR"	American depositary receipt being a certificate evidencing ADSs;
"ADR Ex Date"	for the Unbundling means, the date on which Gold Fields ADSs trade without the entitlement to ADSs;
"ADR Pay Date"	for the Unbundling means, the date on which Sibanye Gold ADSs are issued by BNYM to Gold Fields ADR holders;
"ADSs"	American depositary shares, each of which represents a specific number of ordinary shares of a non-U.S. based company;
"Air Quality Act"	the South African National Environmental Management Air Quality Act, No. 39 of 2004, as amended;
"AMD"	acid mine drainage;
"Amended Mining Charter"	the amendment to the Mining Charter published in September 2010;
"ANC"	the African National Congress;
"APPA"	the South African Atmospheric Pollution Prevention Act, No. 45 of 1965, as amended;
"Associate"	shall have the meaning ascribed thereto in the Listings Requirements;
"Authorised Dealer"	a financial institution or bank authorised to deal in foreign exchange;
"BBBEE"	Broad-Based Black Economic Empowerment to economically empower HDSAs, the requirements of which are set out in the BBBEE Act, and the guidelines in respect of which are embodied in the Mining Charter and/or the Amended Mining Charter, which are of general or substantially general application, whether or not they have the force of law;
"BBBEE Act"	the South African Broad-Based Black Economic Empowerment Act, No. 53 of 2003, as amended;
"BBBEE Codes"	codes of good practice issued under the BBBEE Act;
"Board"	the Sibanye Gold board of directors, as constituted from time to time;
"Bridge Loan Facilities"	the R6 billion term and revolving credit facilities agreement provided by the Lenders, with Nedbank Limited as agent, dated 28 November 2012;
"Business Day"	any day on which banks are generally open for business in South Africa, other than a Saturday, Sunday or an official public holiday in South Africa;
"BNYM" or "Depositary"	the Bank of New York Mellon, a New York banking corporation, which acts as depository for the ADR programme;
"BXR"	the Beatrix Reef;
"Carbon Leader"	the Carbon Leader Reef;
"Cents"	the official currency of South Africa, for denominations less than one Rand;
"Certificated Shareholders"	the registered holders of Certificated Shares;
"Certificated Shares"	Gold Fields shares which are evidenced by a certificate or other physical document of title and which have not been Dematerialised;
"Cession in Security Agreement"	means the cession in security entered into or to be entered into among the finance parties under the Bridge Loan Facilities and Sibanye Gold pursuant to which Sibanye Gold will cede *in securitatem debiti* all of its rights, title and interest in and to the Indemnity Agreement in favour of such finance parties, jointly and severally, as security for its obligations under the Bridge Loan Facilities;
"CIPC"	the South African Companies and Intellectual Property Commission, formerly the Companies and Intellectual Property Registration Office;
"CMA"	South Africa, the Republic of Namibia, and the Kingdoms of Lesotho and Swaziland, known collectively as the Common Monetary Area;
"COAD"	chronic obstructive airways disease;
"Code"	the Code of Good Practice for the Minerals Industry and the Housing and Living Condition Standard for the Mining Industry, published by the DMR on 29 April 2009;
"COIDA"	the South African Compensation for Occupational Injuries and Diseases Act, No. 130 of 1993, as amended;
"Companies Act"	the South African Companies Act, No. 71 of 2008, as amended;

"Competent Person"	a person who is registered with the South African Council for Natural Scientific Professions, the Engineering Council of South Africa or the South African Council for Professional and Technical Surveyors, or is a Member or Fellow of the South African Institute of Mining and Metallurgy, the Geological Society of South Africa or a Recognized Overseas Professional Organisation;
"Constitution"	the Constitution of the Republic of South Africa, 1996;
"CPR"	an independent Competent Persons' Report prepared by SRK Consulting;
"CSDP"	Central Securities Depository Participant, a participant as defined in section 1 of the Securities Services Act, No. 36 of 2004;
"Custody Agreement"	the custody mandate agreement between a holder of Dematerialised shares and a CSDP or broker regulating their relationship in respect of the Dematerialised shares held by the CSDP or broker;
"dBA"	decibel;
"Dematerialised Shareholders"	the registered holders of Dematerialised shares;
"Dematerialised shares"	Gold Fields shares which have been Dematerialised;
"Dematerialisation" or "Dematerialising"	the process by which Certificated Shares are or are to be converted into electronic form under Strate for trading on the JSE;
"Deposit Agreement"	the deposit agreement to be entered into among Sibanye Gold, BNYM and all owners and holders from time to time of ADRs issued thereunder;
"Directors"	the directors of Sibanye Gold from time to time;
"Dividends"	dividends, distributions or other amounts declared and payable in respect of any shares referred to in this Pre-Listing Statement;
"DMR"	the South African Department of Mineral Resources, formerly the Department of Minerals and Energy;
"DPM"	diesel particulate matter;
"DRS"	the Direct Registration System, is a system administered by The Depository Trust Company;
"DTC "	Depository Trust and Clearing Corporation;
"DWA"	the South African Department of Water Affairs;
"EBITDA"	earnings before interest, taxation, depreciation, amortisation, profit/loss on disposal of investments and on disposal of property, plant and equipment, investment properties and intangible assets;
"EBIT"	earnings before interest and taxation;
"EIA Regulations"	the South African 2010 Environmental Impact Assessment Regulations;
"EPS"	earnings per share, calculated on the basis net earnings attributable to ordinary shareholders and the number of ordinary shares in issue during the year;
"Ex Date"	the first trading day after LDT. All trades from this day will exclude the right to receive entitlements;
"Eskom"	Eskom Limited, the South African state power utility;
"ETF"	Exchange Traded Funds;
"Exchange Control Regulations"	the Exchange Control Regulations, 1961, as amended, promulgated in terms of section 9 of the South African Currency and Exchanges Act, No. 9 of 1933, as amended or replaced from time to time;
"Executive Committee"	the Executive Committee of Sibanye Gold to be appointed after the Unbundling;
"Finalisation Date" or "FD"	the date on which an event and its details become unconditional in all respects and irrevocable i.e. no further finalisation change to any of the finalisation information can be made by the issuer and the event can only be cancelled;
"FOG"	fall of ground;
"GFH"	Gold Fields Holdings Company (BVI) Limited (Registration number 651406), a limited liability company incorporated in the British Virgin Islands in terms of the International Business Companies Act (AP 291) and which is a wholly-owned subsidiary of Gold Fields;
"GFIJVH"	GFI Joint Venture Holdings Proprietary Limited (Registration number 1998/0213354/07), a private company incorporated in South Africa in terms of the Companies Act and which is a wholly-owned subsidiary of Gold Fields;
"GFIMSA"	GFI Mining South Africa Proprietary Limited;
"GFLMSL"	GFL Mining Services Limited (Registration number 1997/019961/06), a private company duly incorporated in South Africa in terms of the Companies Act and which is a wholly-owned subsidiary of Gold Fields;
"GFO"	Gold Fields Operations Limited (Registration number 1959/003209/06), a public company incorporated in South Africa in terms of the Companies Act and which is a 90% owned subsidiary of Gold Fields;
"Gold Fields"	Gold Fields Limited (Registration number 1968/004880/06), a public company duly incorporated in South Africa in terms of the Companies Act, all the ordinary shares of which are listed on the JSE;
"Gold Fields EXCO"	means Gold Fields executive committee;
"Gold Fields Group"	Gold Fields, its Subsidiaries and Associates;

"Gold Fields shares"	ordinary shares with a par value of R0.50 (fifty cents) each in the share capital of Gold Fields;
"Guarantors"	Gold Fields, Sibanye Gold, GFO, and GFH;
"HDSAs"	historically disadvantaged South Africans, being any person, category of individual persons or community disadvantaged by unfair discrimination before the Constitution of the Republic of South Africa, Act No. 200 of 1993 came into operation as defined in the BBBEE Codes;
"HEPS"	headline earnings per share, is defined as earnings per share adjusted for the per share impact of special items including non-controlling interest, profit/loss from discontinued operations and profit/loss on disposal of property, plant and equipment, all of which are adjusted for their relative tax effect;
"IFRS"	International Financial Reporting Standards as issued by the International Accounting Standards Board from time to time;
"Income Tax Act"	the South African Income Tax Act, No. 58 of 1962, as amended;
"Indemnity Agreement"	an indemnity agreement entered into between Sibanye Gold, Orogen, Gold Fields, GFH and GFO dated 20 December 2012 in respect of Sibanye Gold's obligations under the Notes;
"IRRIS"	integrated electronic reserve and resource information system;
"JIBAR"	Johannesburg Interbank Agreed Rate;
"JSE"	the JSE Limited (Registration number 2005/022939/06), a public company duly incorporated in South Africa, licensed as an exchange under the Securities Services Act, No. 36 of 2004;
"KDC"	comprises the Driefontein and Kloof mines, which were consolidated during the financial year ended 30 June 2010 under a single management team;
"King III"	the King Code of Governance Principles and the King Report on Governance for South Africa as published on 1 September 2009, which came into effect on 1 March 2010;
"KKR"	the Kalkoenkrans Reef;
"Last Day to Trade" or "LDT"	the last Business Day to trade in a security in order to settle by Record Date to be able to qualify or participate in an event. All trades done from commencement of trade on LDT + 1 will be excluding entitlements;
"Last Practicable Date"	the last practicable date prior to the finalisation of the Pre-Listing Statement, being 14 December 2012;
"Lenders"	ABSA Bank Limited, Nedbank Limited, The Standard Bank of South Africa Limited, FirstRand Bank Limited and JPMorgan Chase Bank, N.A.;
"LIBOR"	London Interbank Offered Rate;
"List Date" or "LD"	the date on which Sibanye Gold shares are listed on the JSE and Sibanye Gold ADRs are listed on the NYSE;
"Listing"	the proposed listing by way of introduction of the entire issued share capital of Sibanye Gold on the JSE and the listing of ADRs on the NYSE, which listing is anticipated to commence with the commencement of trade on the List Date;
"Listings Requirements"	the Listings Requirements of the JSE, as amended;
"Memorandum of Incorporation"	the memorandum of incorporation of Sibanye Gold;
"MHSC"	the South African Mine Health and Safety Council;
"MHSI"	the South African Mine Health and Safety Inspectorate;
"Mine Health and Safety Act"	the South African Mine Health and Safety Act, No. 29 of 1996, as amended;
"Mineral Reserves"	the economically mineable material derived from a measured or indicated Mineral Resource or both. It is inclusive of diluting and contaminating materials and allows for losses that are expected to occur when the material is mined. Appropriate assessments, to a minimum of a pre-feasibility study for a project and a Life of mine plan for an operation must have been completed, including consideration of, and modification by, realistically assumed mining metallurgical, economic marketing, legal, environmental social and governmental factors (the modifying factors);
"Mineral Resources"	a concentration or occurrence of material or economic interest in or on the earth's crust in such form, quality and quantity that there are reasonable and realistic prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a Mineral Resource are known, or estimated from specific geological evidence, sampling and knowledge interpreted from an appropriately constrained and portrayed geological model. Mineral Resources are sub-divided, and must be so reported, in order of increasing confidence in respect of geoscientific evidence, into inferred, indicated or measured categories;

"Mining Charter"	the broad-based socio-economic empowerment charter for the South African mining industry entered into pursuant to the provisions of section 100 of the MPRDA;
"MPRDA"	the South African Mineral and Petroleum Resources Development Act, No. 28 of 2002, as amended;
"MPRDAA"	the South African Minerals and Petroleum Resources Development Amendment Act, No. 49 of 2008, as amended;
"Mvela Gold"	Mvelaphanda Gold Proprietary Limited (Registration number 2003/013950/07), a private company duly incorporated in South Africa in terms of the Companies Act;
"Mvela Resources"	Mvelaphanda Resources Limited (Registration number 1980/001395/06), a public company incorporated in accordance with the laws of South Africa;
"MVR"	the Middelvlei Reef;
"Narrow Vein/Tabular Ore Body Assets"	the deep level, narrow vein, underground operations, namely the KDC and Beatrix mines housed in Sibanye Gold;
"National Water Act"	the South African National Water Act, No. 36 of 1998, as amended;
"NCE"	Notional Cash Expenditure, being operating costs plus additions to property, plant and equipment, NCE is reported on a per kilogramme basis;
"NEMA"	the South African National Environmental Management Act, No. 107 of 1998, as amended;
"NEMAA"	the South African National Environmental Management Amendment Act, No. 62 of 2008, as amended;
"NERSA"	the National Energy Regulator of South Africa;
"Newshelf"	Newshelf 899 Proprietary Limited (Registration number 2007/019941/07), a private company incorporated in South Africa in terms of the Companies Act and which is a 90% owned subsidiary of Gold Fields;
"NIHL"	noise-induced hearing loss;
"NNR Act"	the South African National Nuclear Regulator Act, No. 47 of 1999, as amended;
"NNR"	the National Nuclear Regulator of South Africa;
"Non-Resident"	a person who is not considered a resident of South Africa for tax purposes;
"Notes"	$1 000 000 000 4.875% guaranteed notes due 7 October 2020 issued by Orogen on 7 October 2010;
"NUM"	National Union of Mine Workers;
"NYSE Listing Standards"	the New York Stock Exchange Company Manual;
"NYSE"	the NYSE Group Inc, a public company duly registered and duly incorporated with limited liability under the laws of the State of Delaware in the United States under the I.R.S Employer Identification number 20-2786071, commonly known as "the New York Stock Exchange";
"ODMWA"	the South African Occupational Diseases in Mines and Works Act, No. 78 of 1973, as amended;
"Old Companies Act"	the South African Companies Act, No. 61 of 1973 which was replaced by the Companies Act on 1 May 2011;
"operating costs"	operating costs is defined as cost of sales excluding gold inventory change and amortisation and depreciation;
"Orogen"	Gold Fields Orogen Holding (BVI) Limited (Registration number 184982), a private company duly incorporated in the British Virgin Isles;
"OTC"	over-the-counter;
"Other Ore Bodies"	the ore bodies, which are predominantly open pit and require highly mechanised operations, namely the South Deep, Tarkwa and Damang, the St. Ives and Agnes and Cerro Corona mines housed in Gold Fields;
"Pay Date"	the date on which entitlements will be paid or posted, which is expected to be 18 February 2013;
"Pre-Listing Statement"	this bound document dated 10 January 2013, including all annexures and attachments hereto;
"Prime Rate"	the benchmark interest rate at which commercial banks in South Africa lend to private and corporate clients;
"PPE"	property, plant and equipment;
"Rand Refinery"	Rand Refinery Proprietary Limited (Registration number 1920/006598/07), a private company duly incorporated in South Africa in terms of the Companies Act;
"Record Date"	the last date on which a Gold Fields shareholder must be recorded in the Gold Fields register in order to participate in the Unbundling, which is expected to be 15 February 2013;
"Royalty Act"	the South African Mineral and Petroleum Resources Royalty Act, No. 28 of 2008, as amended;
"SAG"	semi-autogenous grinding;

"SAMREC Code"	the South African Code for the Reporting of Mineral Resources and Mineral Reserves;
"SARB"	the Financial Surveillance Department of the South African Reserve Bank;
"Scorecard"	the Scorecard for the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry attached to the Mining Charter;
"SEC"	the Unites States Securities and Exchange Commission;
"Securities Act"	the United States Securities Act of 1933, as amended;
"Securities Exchange Act"	the United States Securities Exchange Act of 1934, as amended;
"SENS"	the Securities Exchange News Service of the JSE;
"Shareholders"	registered holders of Sibanye Gold shares as reflected on the Sibanye Gold register and the sub-register maintained by a CSDP or broker;
"Sibanye Gold" or the "Company"	Sibanye Gold Limited (Registration number 2002/031431/06), a public company duly incorporated in South Africa in terms of the Companies Act and which is a wholly-owned subsidiary of Gold Fields and was formally known as GFIMSA;
"Sibanye Gold Group"	Sibanye Gold, its Subsidiaries and Associates;
"Sibanye Gold shares"	ordinary shares with no par value in the share capital of Sibanye Gold;
"Solidarity"	the trade union named Solidarity;
"South Africa"	the Republic of South Africa;
"SRK Consulting"	SRK Consulting (South Africa) Proprietary Limited (Registration number 1995/012890/07), a private company duly incorporated in South African under the Companies Act;
"St. Helena"	St. Helena Hospital Proprietary Limited (Registration number 1993/002954/07), a private company duly incorporated in South Africa under the Companies Act;
"Strate"	Strate Limited (Registration number 1998/022242/06), an electronic settlement environment for transactions to be settled and transfer of ownership to be recorded electronically;
"STT"	Securities Transfer Tax levied in terms of the South African Securities Transfer Tax Act, No. 25 of 2007, as amended;
"Subsidiaries"	shall have the meaning ascribed thereto in the Companies Act;
"Transitional Service Agreement"	the agreement, dated 21 December 2012, detailing those arrangements in place between Gold Fields and Sibanye Gold regarding services to be provided during a transitional period of 12 months from the date of the Unbundling;
"Transfer Secretaries"	Computershare Investor Services Proprietary Limited (Registration number 2004/003647/07), a private company duly incorporated in accordance with the laws of South Africa;
"UASA"	the trade union named UASA, formerly known as the United Association of South Africa;
"Unavailables Project"	the Workplace Absenteeism Project;
"Unbundling"	the *pro rata in specie* distribution by Gold Fields of its shares in Sibanye Gold to Gold Fields shareholders in terms of section 46 of the Companies Act and section 46 of the Income Tax Act, and as authorised by Gold Fields' memorandum of incorporation, to be effected in the ratio of one Sibanye Gold share for every one Gold Fields share held at the close of business on 15 February 2013, and otherwise on the terms and subject to the conditions set out in this Pre-Listing Statement such that each Gold Fields shareholder on the Record Date will become the beneficial owner of one Sibanye Gold share for each Gold Fields share held by it on that date;
"Unions"	the following registered trade unions in South Africa namely, NUM, Solidarity and UASA;
"United States" or "US"	United States of America including its territories and possessions, any state of the United States and the District of Columbia;
"US dollar" or "USD" or "US $" or "$"	United States dollar, the official currency of the United States;
"US GAAP"	United States Generally Accepted Accounting Principles;
"USGS"	the US Geological Survey;
"VCR"	the Ventersdorp Contact Reef;
"VAT"	value-added tax levied in terms of the South African Value-Added Tax Act, No. 89 of 1991;
"VWAP"	volume weighted average price, being the total value of the securities traded for the period divided by the total number of securities traded for the period;
"WGC"	the World Gold Council; and
"ZAR" or "Rand" or "R"	South African Rand, the official currency of South Africa.

Mining terms

The following explanations are not intended as technical definitions, but rather are intended to assist the reader in understanding some of the terms used in this Pre-Listing Statement.

"Backfill"	means material, generally sourced from tailings or waste rock, used to refill mined-out areas to increase the long-term stability of mines and mitigate the effects of seismicity;
"Breast Stoping"	means a mining method whereby the direction of mining is in the direction of strike of the reef;
"Carbon in leach" or "CIL"	means a process similar to CIP defined herein except that ore slurries are not leached with cyanide prior to carbon loading. Instead, the leaching and carbon loading occur simultaneously;
"Carbon in pulp" or "CIP"	means a common process used to extract gold from cyanide leach slurries. The process consists of carbon granules suspended in the slurry and flowing counter-current to the process slurry in multiple-staged agitated tanks. The process slurry, which has been leached with cyanide prior to the CIP process, contains soluble gold. The soluble gold is absorbed onto the carbon granules which are subsequently separated from the slurry by screening. The gold is then recovered from the carbon by electrowinning onto steel wool cathodes or by a similar process;
"Cleaning"	means the process of removing broken rock from a mine;
"Closely spaced dip pillar mining method"	means a mining method where support pillars are left in place at relatively close intervals to increase the stability of the mine. Mining is conducted using conventional drilling and blasting techniques;
"Comminution"	means the breaking, crushing or grinding of ore by mechanical means;
"Crosscut"	means a mine working driven horizontally and at right angles to a level;
"Decline or incline"	means a sloping underground opening for machine access from the surface to an underground mine or from level to level in a mine. Declines and inclines are often driven in a spiral to access different elevations in the mine;
"Declustered averaging"	means an estimation technique used in the evaluation of ore mineral reserves;
"Depletion "	means the decrease in quantity of ore in a deposit or property resulting from extraction or production;
"Development"	means activities (including shaft sinking and on-reef and off-reef tunnelling) required to prepare for mining activities and maintain a planned production level and those costs incurred to enable the conversion of mineralisation to mineral reserves;
"Dilution"	means the mixing of waste rock with ore, resulting in a decrease in the overall grade;
"Dissolution"	means the process whereby a metal is dissolved and becomes amenable to separation from the gangue material;
"Electrowinning"	means the process of removing gold from solution by the action of electric currents;
"Exploration"	means activities associated with ascertaining the existence, location, extent or quality of mineralisation, including economic and technical evaluations of mineralisation;
"Feasibility Study"	a comprehensive design and costing study of the selected option for the development of a mineral project in which appropriate assessments have been made of realistically assumed geological, mining, metallurgical, economic, marketing, legal, environmental, social, governmental, engineering, operational and all other modifying factors, which are considered in sufficient detail to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable) and the factors reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The overall confidence of the study should be stated;
"Floatation"	means the process whereby certain chemicals are added to the material fed to the leach circuit in order to float the desired minerals to produce a concentrate of the mineral to be processed. This process can be carried out in column flotation cells;
"Gangue"	means commercially valueless material remaining after ore extraction from rock;
"Gold in process"	means gold in the processing circuit that is expected to be recovered during or after operations;
"Gold mineral reserves"	means the gold contained within proven and probable mineral reserves on the basis of recoverable material (reported as mill delivered tons and head grade);
"Grade"	means the quantity of metal per unit mass of ore expressed as a percentage or, for gold, as grammes of gold per ton of ore;
"Grinding"	means reducing rock to the consistency of fine sand by crushing and abrading in a rotating steel grinding mill;
"Head grade"	means the grade of the ore as delivered to the metallurgical plant;
"Heap leaching"	means a relatively low-cost technique for extracting metals from ore by percolating leaching solutions through heaps of ore placed on impervious pads. Generally used on low-grade ores;
"Indicated Mineral Resource"	is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on information from exploration, sampling and testing of material gathered from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological or grade continuity but are spaced closely enough for continuity to be assumed;
"In *situ*"	means within unbroken rock or still in the ground;
"Kriging"	means an estimation technique used in the evaluation of mineral resources;
"Leaching"	means dissolution of gold from the crushed and milled material, including reclaimed slime, for absorption and concentration onto the activated carbon;
"Level"	means the workings or tunnels of an underground mine which are on the same horizontal plane;

"Life of mine" or LoM"	means the expected remaining years of production, based on production rates and ore mineral reserves;
"Life of Mine Plan"	a design and costing study of an existing operation in which appropriate assessments have been made of realistically assumed geological, mining, metallurgical, economic, marketing, legal, environmental, social, governmental, engineering, operational and all other modifying factors, which are considered in sufficient detail to demonstrate at the time of reporting that extraction is reasonably justified;
"London afternoon fixing price"	means the afternoon session open fixing of the gold price which takes place daily in London and is set by a board comprising five financial institutions;
"Mark-to-market"	means the current fair value of a derivative based on current market prices, or to calculate the current fair value of a derivative based on current market prices, as the case may be;
"Measures"	means conversion factors from metric units to U.S. units as provided below:

Metric unit	U.S. equivalent
1 tonne = 1 t	= 1.10231 short tonnes
1 gram = 1 g	= 0.03215 ounces
1 gram per tonne = 1 g/t	= 0.02917 ounces per short tonne
1 kilogram per tonne = 1 kg/t	= 29.16642 ounces per short tonne
1 kilometre = 1 km	= 0.62137 miles
1 metre = 1 m	= 3.28084 feet
1 centimetre = 1 cm	= 0.39370 inches
1 millimetre = 1 mm	= 0.03937 inches
1 hectare = 1 ha	= 2.47104 acres

"Measured Mineral Resource"	is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable information from exploration, sampling and testing of material from locations such as outcrops, tenches, pits, workings and drill holdes. The locations are spaced closely enough to confirm geological and garde continuity;
"Metallurgical plant"	means a processing plant used to treat ore and extract the contained gold;
"Metallurgical recovery factor"	means the proportion of metal in the ore delivered to the mill, that is recovered by the metallurgical process or processes;
"Metallurgy"	means in the context of this document, the science of extracting metals from ores and preparing them for sale;
"Mill delivered tons"	means a quantity, expressed in tons, of ore delivered to the metallurgical plant;
"Milling/mill"	means the comminution of the ore, although the term has come to cover the broad range of machinery inside the treatment plant where the gold is separated from the ore;
"Mine call factor"	means the ratio, expressed as a percentage, of the specific product recovered at the mill (plus residue) to the specific product contained in an ore body calculated based on an operation's measuring and valuation methods;
"Mineralisation"	means the presence of a target mineral in a mass of host rock;
"Mini longwall"	mini longwall mining is utilised in geologically/geotechnically constrained areas where strike stabilisation pillars are applied. The back lengths of the individual mini longwalls are dictated by the vertical spacing of the main mining levels;
"Open pit"	means mining in which the ore is extracted from a pit. The geometry of the pit may vary with the characteristics of the ore body;
"Ore"	means a mixture of material containing minerals from which at least one of the minerals can be mined and processed at an economic profit;
"Ore body"	means a well-defined mass of material of sufficient mineral content to make extraction economically viable;
"Ore grade"	means the average amount of gold contained in a ton of gold-bearing ore expressed in grammes per ton;
"Ore reserves" or "reserves"	means that part of a mineral deposit which could be economically and legally extracted or produced at the time of the mineral reserve determination;
"Ounce"	means one troy ounce, which equals 31.1035 grammes;
"Pay limit"	means the value at which the ore body can be mined without profit or loss, calculated using an appropriate gold price, production costs and recovery factors;
"Pre-Feasibility Study"	a comprehensive study of the viability of a range of options for a mineral project that has advanced to a stage at which the preferred mining method in the case of underground mining or the pit configuration in the case of an open pit has been established and an effective method of mineral processing has been determined. It includes a financial analysis based on realistic assumptions of technical, engineering, operating, economic factors and the evaluation of other relevant factors that are sufficient for a Competent Person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve. The overall confidence of the study should be stated. A Pre-Feasibility Study is at a lower confidence level than a Feasibility Study;
"Probable mineral reserve"	is the economically mineable material derived from a Measured or Indicated Mineral Resource or both. It is estimated with a lower level of confidence than a Proved Mineral Reserve. It includes diluting and contaminating materials and allows for losses that are expected to occur when the material is mined. Appropriate assessments to a minimum of a Pre-Feasibility Study for a project or a Life of Mine Plan for an operation must have been carried out, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. Such modifying factors must be disclosed;;

"Production stockpile"	means the selective accumulation of low grade material which is actively managed as part of the current mining operations;
"Prospect"	means to investigate a site with insufficient data available on mineralisation to determine if minerals are economically recoverable;
"Prospecting right"	means permission to explore an area for minerals;
"Proven mineral reserves"	is the economically mineable material derived from a Measured Mineral Resource. It is estimated with a high level of confidence. It includes diluting and contaminating materials and allows for losses that are expected to occur when the material is mined. Appropriate assessments to a minimum of a Pre-Feasibility Study for a project or a Life of Mine Plan for an operation must have been carried out, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. Such modifying factors must be disclosed;
"Reef"	means a gold-bearing sedimentary horizon, normally a conglomerate band, that may contain economic levels of gold;
"Refining"	means the final stage of metal production in which final impurities are removed from the molten metal by introducing air and fluxes. The impurities are removed as gases or slag;
"Rehabilitation"	means the process of restoring mined land to a condition approximating its original state;
"Remnant pillar mining"	means the removal of blocks of ground previously left behind for various reasons during the normal course of mining;
"Rock burst"	means an event caused by seismicity which results in damage to underground workings and/or loss of life and equipment;
"Rock dump"	means the historical accumulation of low grade material derived in the course of mining which is processed in order to take advantage of spare processing capacity;
"Run of Mine" or "RoM"	means a loose term to describe ore of average grade;
"Sampling"	means taking small pieces of rock at intervals along exposed mineralisation for assay (to determine the mineral content);
"Scattered mining method"	means conventional mining which is applied in a non-systematic configuration;
"Seismicity"	means a sudden movement within a given volume of rock that radiates detectable seismic waves. The amplitude and frequency of seismic waves radiated from such a source depend, in general, on the strength and state of stress of the rock, the size of the source of seismic radiation, and the magnitude and the rate at which the rock moves during the fracturing process. Rock bursts, as defined above, involve seismicity;
"Semi-autogenous grinding" or "SAG, mill"	means a piece of machinery used to crush and grind ore which uses a mixture of steel balls and the ore itself to achieve comminution. The mill is shaped like a cylinder causing the grinding media and the ore itself to impact upon the ore;
"Shaft"	means a shaft providing principal access to the underground workings for transporting personnel, equipment, supplies, ore and waste. A shaft is also used for ventilation and as an auxiliary exit. It may be equipped with a surface hoist system that lowers and raises conveyances for men, materials and ore in the shaft. A shaft generally has more than one conveyancing compartment;
"Shortfall"	means the ratio of actual reef tonnage hoisted compared to monthly reef tonnage broken;
"Sichel "t""	means an estimation technique used in the evaluation of mineral resources;
"Slurry"	means a fluid comprising fine solids suspended in a solution (generally water containing additives);
"Smelting"	means thermal processing whereby molten metal is liberated from beneficiated ore or concentrate with impurities separating as lighter slag;
"Spot price"	means the current price of a metal for immediate delivery;
"Stockpile"	means a store of unprocessed ore;
"Stope"	means the underground excavation within the ore body where the main gold production takes place;
"Tailings"	means finely ground rock from which valuable minerals have been extracted by milling;
"Tailings dam"	means dams or dumps created from tailings;
"Ton"	means one ton is equal to 1 000 kilogrammes (also known as a "metric" ton or "ton");
"Tonnage"	means quantities where the ton is an appropriate unit of measure. Typically used to measure reserves of gold-bearing material in situ or quantities of ore and waste material mined, transported or milled;
"Total cash costs per ounce"	means a measure of the average cost of producing an ounce of gold, calculated by dividing the total cash costs in a period by the total gold sold over the same period. Total cash costs represent production costs as recorded in the statement of operations less offsite (i.e. central) general and administrative expenses (including head office costs charged to the mines, central training expenses, industry association fees and social development costs) and rehabilitation costs, plus royalties and employee termination costs. In determining the total cash cost of different elements of the operations, production overheads are allocated *pro rata;*
"Total production costs per ounce"	means a measure of the average cost of producing an ounce of gold, calculated by dividing the total production costs in a period by the total gold production over the same period. Total production costs represent total cash costs, plus amortisation, depreciation and rehabilitation costs;
"Waste"	means rock mined with an insufficient gold content to justify processing; and
"Yield"	means the actual grade of ore realised after the mining and treatment process.

SALIENT INFORMATION

1. INTRODUCTION

Sibanye Gold is a producer of gold and major holder of gold reserves in South Africa. Sibanye Gold is primarily involved in underground and surface gold mining and related activities, including extraction, and processing. All of Sibanye Gold's operations are located in South Africa. Its principal mining operations are KDC and Beatrix. In the second half of 2012, Sibanye Gold, like several other South African gold mining companies, was significantly affected by work stoppages that impacted on much of the South African mining industry. See "Annexure 15: Risk Factors – Risks related to Sibanye Gold's business – Sibanye Gold's operations and profits have been and may be negatively affected by strikes, union activity and new and existing labour laws".

In the six-month period ended June 2012, Sibanye Gold produced 21 402 kilogrammes (0.69 million ounces) of gold, which was comprised of 16 463 kilogrammes (0.53 million ounces) from KDC and 4 939 kilogrammes (0.16 million ounces) from Beatrix.

In the financial year ended December 2011, Sibanye Gold produced 45 005 kilogrammes (1.45 million ounces) of gold compared to 51 888 kilogrammes (1.67 million ounces) in the financial year ended June 2010. Production decreased by 13% mainly due to wage-related industrial action, safety-related stoppages and grade declines. At KDC, production was 14% lower due to the reasons above, resulting in lower underground mining volumes at lower grades. Beatrix's production was 12% lower due to overall lower mining grade at the North Section, lower volumes mined and a lower mine call factor.

As per the CPR in Annexure 10, Sibanye Gold had measured gold reserves of 22.3 million ounces as of December 2012.

2. RATIONALE FOR UNBUNDLING

Gold Fields' mining operations can currently be divided into two categories: (i) deep level, narrow vein, underground operations housed in Sibanye Gold; and (ii) open-pit or shallow underground operations and, in the case of South Deep, deep-level, bulk underground mechanised operations which, together with the international exploration and development projects, are housed elsewhere in the Gold Fields structure.

These differing categories require separate management skills and have divergent strategic focuses, but are currently contained within one umbrella entity.

Gold Fields is committed to enhancing returns to shareholders through, *inter alia*, ongoing repositioning to improve leverage to the rising price of gold and ensuring that dividends have a first call on cash flows. To this end Gold Fields has been engaged in an ongoing review of its strategy and operational portfolio against strategic objectives. The review process assessed the sustainability of Sibanye Gold and its ability to deliver value against these key strategic objectives. While some parts of these assets have been in production for around 70 years, Gold Fields believes that the Sibanye Gold assets overall still have significant inherent quality and extensive resource and reserve potential.

The review process also concluded that the two categories of assets in the portfolio, namely the KDC and Beatrix mines on the one hand, and the other assets in the portfolio on the other, are at different stages of their life cycles; have different styles of mineralisation that require different mining methods, mining skills and mining technology; and have competing capital requirements to sustain and improve production. The decision to review the portfolio of its existing operations and assets predates the recent unrest experienced in the South African mining industry.

As an independent company, Sibanye Gold will be able to ring-fence its cash flows for its own objectives. Sibanye Gold will be liberated from the capital requirements of developing the South Deep gold mine and can, in future, utilise its free cash flows for the benefit of its shareholders, including through a strong dividend policy.

It was also determined that, with the competing management and funding demands of a geographically, geologically and technically diversified organisation, Sibanye Gold will benefit from more focused and fully dedicated executive management that is directly accountable to a similarly focused and dedicated board of directors. Consequently, it was decided to separate Sibanye Gold from Gold Fields into a fit-for-purpose company not burdened by the usual costs associated with a global company, including a world-wide exploration programme and the associated project development costs, and managed by a focused team that can better sustain these operations.

Both Sibanye Gold and Gold Fields will remain South African domiciled companies with their primary listings of shares on the JSE and secondary listings of ADRs on the NYSE. The other existing secondary listings on the Dubai, Brussels and Swiss stock exchanges for Gold Fields will remain unchanged.

Realigning the strategic focus of Gold Fields and Sibanye Gold

Sibanye Gold

Sibanye Gold's key focus will be to maintain profitable operations and maintain production levels for a longer period of time than had previously been envisaged, through increased focus on productivity and costs. Emphasis will also be placed on containing capital costs. Furthermore, it will focus on realising the potential that still exists in the mines' mineral reserves and resources. Sibanye Gold will be able to participate more fully in research and development work in pursuit of technological innovations which could unlock the mineral reserve and resource potential of the South African mines in high grade remnants and pillars as well as at depth. Sibanye Gold also intends to selectively pursue synergistic opportunities for consolidation in the South African gold industry. As a separately listed entity, Sibanye Gold can fully utilise its free cash flows for the benefit of its shareholders, including through its dividend policy.

The investment case for Sibanye Gold includes a more optimal management of its assets to secure sustainable long-term returns; ring-fenced cash flows to fund internal growth requirements; as well as a strong dividend policy, thus rewarding shareholders for investing by offering them leverage to the Rand gold price.

There will be no job losses directly as a result of the creation and unbundling of Sibanye Gold. In addition all conditions of employment will remain unchanged.

Gold Fields

The separation of Sibanye Gold out of the Gold Fields portfolio will enable the remaining Gold Fields management team to focus its attention on maximising cash flows and returns from its existing mines in South Africa, Ghana, Peru and Australia and to realise value from its world-class portfolio of development and exploration projects. Gold Fields also intends to pursue a number of near-mine organic growth opportunities and life extensions at its existing mines and to maintain an exploration expenditure that is consistent with its strategy of growing the company largely through exploration. A main priority will be the continued development of the South Deep gold mine in South Africa.

Gold Fields will offer its shareholders strong leverage to the gold price through a highly cash generative, globally diversified portfolio, as well as a disciplined approach to growth and project development.

3. NATURE OF BUSINESS AND GROUP STRUCTURE

History and development of the Company

Sibanye Gold (previously known as GFIMSA) was incorporated and registered as a private company in South Africa under the registration number 2002/031431/07 on 12 December 2002 and acquired its current operations as part of the Gold Fields Group. Prior to GFIMSA's incorporation, the operations which now constitute Sibanye Gold were owned by Gold Fields. Gold Fields was originally incorporated as East Driefontein Gold Mining Company Limited on 3 May 1968, and subsequently changed its name to Driefontein Consolidated Limited. The operations that comprise Sibanye Gold were acquired by Gold Fields through a series of transactions, principally in 1998 and 1999. With effect from 23 February 2004, as part of an internal reorganisation of the Gold Fields Group in connection with the transaction with Mvela Resources, described elsewhere in this Pre-Listing Statement, Gold Fields transferred its South African gold mining assets, including the Beatrix operation, the Driefontein operation and the Kloof operation as going concerns to GFIMSA (as it was previously known).

In anticipation of the Unbundling, by resolution of the shareholder of GFIMSA passed on 21 November 2012 (which resolution was registered by the CIPC on 27 November 2012), GFIMSA's name was changed to "Sibanye Gold" and Sibanye Gold was converted from a private company into a public company by adoption of its new Memorandum of Incorporation.

Organisational structure

Sibanye Gold is a holding company with its significant ownership interests organised as set forth below. Currently, Sibanye Gold comprises all of the South African operations of Gold Fields, apart from the South Deep gold mine.

Sibanye Gold Structure(1)(2)



Sibanye Gold
KDC West Mine
KDC East Mine
Beatrix Mine
Golden Oils (Pty) Ltd.
Gold Fields Security Ltd.
Gold Fields Shared Services (Pty) Ltd.
90%
Living Gold (Pty) Ltd.
M Janse Van Rensburg (Pty) Ltd.
95%
ORYX Ventures (Pty) Ltd.
66%
GTSM
Agrihold (Pty) Ltd.
95%
Bushbuck Ventures (Pty) Ltd.
Golden Hytec Farming (Pty) Ltd.
Witwatersrand Deep Inv. Ltd.
West DrieFontein Gold Mining Co. Ltd.
St. Helena Hospital (Pty) Ltd.
Gold Fields Trust (Pty) Ltd.
Trustees
GFTS Trust
Gold Fields Business Leadership Academy (Pty) Ltd.

Note:

(1) As at the Last Practicable Date, unless otherwise stated, all subsidiaries are, directly or indirectly, wholly owned by Sibanye Gold.

(2) KDC West, KDC East and Beatrix are operational mines. The other subsidiaries in the Sibanye Gold Group either provide ancillary services or are dormant.

(3) Ovals are not incorporated entities but operating assets or trusts.

4. **PROSPECTS**

Sibanye Gold intends to selectively pursue synergistic opportunities which it believes to be value accretive, with a view to leveraging infrastructure and processing capacity at the Company's existing mines and processing hubs. The combination of Sibanye Gold's operational expertise, management experience and significant reserve base is expected to position Sibanye Gold well to participate in the potential consolidation of the South African gold industry. Sibanye Gold will seek to build on its established presence in the South African gold industry and leverage management's expertise and understanding of the regional geology and operations to identify potential opportunities. These opportunities may be sought through the acquisition of suitable companies, development projects or assets or the creation of joint ventures.

5. **THE UNBUNDLING AND LISTING OF SIBANYE GOLD**

Sibanye Gold (a South African incorporated and resident company) is an existing wholly-owned subsidiary of Gold Fields and holds two of Gold Fields' South African mining assets (KDC and Beatrix mines). Gold Fields will establish a primary listing for Sibanye Gold on the JSE and a secondary listing of ADRs on the NYSE and will distribute its entire shareholding in Sibanye Gold *pro rata* to Gold Fields shareholders. The JSE has agreed to the listing of the entire issued share capital of Sibanye Gold in the "Gold Mining" sector of the main board of the JSE with effect from the commencement of business on 11 February 2013. The distribution will result in the current Gold Fields shareholders holding two separate shares, the newly distributed Sibanye Gold share as well as their original Gold Fields share. At the time of the Unbundling, all inter-company debt will be settled between Gold Fields and Sibanye Gold. Set out below is the group structure before and after the Unbundling.



Current corporate structure – Three primary operating divisions under the listed company Gold Fields
Before
Gold Fields
Listed on the NYSE, JSE, Dubai, Belgium and Swiss stock exchanges
Sibanye Gold (Formerly GFIMSA)
International Operations
South Deep
West Africa
South America
Australia
KDC
Beatrix
Tarkwa Damang
Cerro Corona
St. Ives Agnew
Sibanye Gold shares will be distributed to existing Gold Fields shareholders and Sibanye Gold will be separately listed on the JSE (primary) and the NYSE (secondary)
South African corporate structure
International corporate structure
After
Sibanye Gold
Listed on the JSE and NYSE stock exchanges
Gold Fields
Listed on the NYSE, JSE, Dubai, Belgium and Swiss stock exchanges
KDC
Beatrix
International Operations
South Deep
Tarkwa Damang Cerro Corona St. Ives Agnew

Unbundling and Listing Details

Background to the Unbundling

The Unbundling will be governed by, and will be carried out in accordance with, the Listings Requirements and the Companies Act. It will be implemented as a *pro rata* distribution of shares by Gold Fields to its shareholders. Under section 46 of the Companies Act, a *pro rata* distribution of shares must be approved by the board of directors of Gold Fields and can only be given effect to, if it reasonably appears that:

- the assets of Gold Fields, as fairly valued, equal or exceed the liabilities of Gold Fields, as fairly valued; and
- Gold Fields will be able to pay its debts as they become due in the ordinary course of business for a period of 12 months after the distribution is implemented.

The Companies Act requires that the board of directors of Gold Fields acknowledge, by resolution, that they are satisfied that the above requirements are fulfilled in order for the Unbundling to proceed. The entire issued share capital of Sibanye Gold, will be unbundled to existing Gold Fields shareholders by way of a distribution *in specie* in accordance with section 46 of the Companies Act, section 46 of the Income Tax Act and the Listings Requirements. The Sibanye Gold share capital will be set such that the Sibanye Gold shares are unbundled in a ratio of 1:1 with Gold Fields shares. Shareholder approval is not required for the Unbundling because section 5.85 of the Listings Requirements allows for the *pro rata* distribution of a listed subsidiary to occur without shareholder approval provided that the subsidiary accounts for less than 50% of the total value of the parent company. The SARB has granted the necessary regulatory approvals for the distribution *in specie*.

The board of directors of Gold Fields gave its in-principle approval for the Unbundling on 21 November 2012 and, on 29 November 2012, Gold Fields announced the Unbundling and the intention to list Sibanye Gold's shares on the JSE and its ADSs on the NYSE. The board of directors of Gold Fields approved the Unbundling on 12 December 2012. Sibanye Gold shares are expected to list on the JSE and on the NYSE on 11 February 2013.

6. SIBANYE GOLD ADR PROGRAMME

BNYM will register and deliver ADSs. Each ADS is expected to represent four Sibanye Gold shares (or a right to receive four Sibanye Gold shares) deposited with the principal Johannesburg offices of either of FirstRand Bank Ltd, Societe Generale (ZA) or Standard Bank of South Africa, as custodians for the Depositary. Each ADS will also represent any other securities, cash or other property which may be held by BNYM under the Deposit Agreement.

ADSs may be held either (A) directly (i) by having an ADR, which is a certificate evidencing a specific number of ADSs, registered in the name of the holder, or (ii) by having ADSs registered in the name of the holder in the DRS, or (B) indirectly by holding a security entitlement in ADSs through the holder's broker or other financial institution. If the holder holds ADSs directly, they are a registered ADS holder, also referred to as an ADS holder. This description assumes the holders are ADS holders. If the holder holds the ADSs indirectly, they must rely on the procedures of their broker or other financial institution to assert the rights of ADS holders described in this section. The holder should consult with its broker or financial institution to find out what those procedures are.

The DRS, is a system administered by the DTC, pursuant to which the Depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements sent by the Depositary to the registered holders of uncertificated ADSs.

South African law governs shareholder rights. BNYM will be the custodian of the shares underlying the ADSs. As a registered holder of ADSs, the ADS holder will have ADS holder rights. A Deposit Agreement among Sibanye Gold, BNYM, ADS holders and all other persons indirectly holding ADSs sets out ADS holder rights as well as the rights and obligations of the Depositary. New York law governs the Deposit Agreement and the ADSs.

7. COMPETENT PERSONS' REPORT

The executive summary of the Competent Persons' Report, issued by the independent technical advisor, detailing the mining assets of Sibanye Gold is attached as "Annexure 10" to this Pre-Listing Statement. A Competent Persons' Report, detailing Gold Fields' mineral and exploration assets, is available on Gold Fields' website (www.goldfields.co.za). Sibanye Gold's Competent Persons' Report will be available for inspection in terms of "Part 16" of this Pre-Listing Statement, or can be downloaded at www.sibanyegold.co.za or www.jse.co.za.

8. RECEIPT OF SIBANYE GOLD SHARES

For the purpose of the Unbundling:
- Certificated Shareholders will be issued their respective Sibanye Gold shares in certificated form and share certificates will be posted, at the risk of the Gold Fields ordinary shareholders concerned, by registered post, to the addresses reflected in the Gold Fields register on the Record Date. Such Gold Fields ordinary shareholders are advised that they will have to Dematerialise the Sibanye Gold shares received by them in certificated form, prior to trading in such shares on the JSE; and
- Dematerialised Shareholders will have their respective Sibanye Gold shares credited to their accounts maintained by their CSDP or broker, as the case may be.

Documents of title in respect of Gold Fields ordinary shares held are not required to be surrendered in order to receive the Sibanye Gold shares.

Non-resident Gold Fields ordinary shareholders must satisfy themselves as to the full observance of the laws of their country or territory of residence in relation to all aspects of this Pre-Listing Statement that may affect them, including the Unbundling, as discussed in more detail in "Part 2" and "Annexure 18", as well as the Exchange Control Regulations, summarised in "Part 12" and "Annexure 14.3".

9. ADDITIONAL COPIES OF THE PRE-LISTING STATEMENT

Additional copies of the Pre-Listing Statement may be obtained during normal business hours from 10 January 2013 until 11 February 2013, both days inclusive, from Sibanye Gold's registered office, and the offices of the sponsor and the transfer secretaries, the addresses of which are set out in the "Corporate Information and Advisors" section of this Pre-Listing Statement.



Sibanye Gold Limited

(Previously GFI Mining South Africa Proprietary Limited)
(Registration number 2002/031431/06)
Share code: **SGL**   ISIN: **ZAE000173951**
("**Sibanye Gold**" or the "**Company**")

Directors of Sibanye Gold

Chairperson, Matthews S Moloko (South African)
Chief Executive Officer, Neal Froneman (South African)
Chief Financial Director, Charl Keyter (South African)
Independent non-Executive Director, Keith Rayner (South African)
Independent non-Executive Director, Jerry Vilakazi (South African)
Independent non-Executive Director, Richard P Menell (South African)

PRE-LISTING STATEMENT

PART 1: INTRODUCTION

1.1 Introduction

Gold Fields' board of directors has approved the separation of Sibanye Gold from Gold Fields so that Sibanye Gold will be an independent, publicly traded company. The separation will be achieved by way of Gold Fields making a *pro rata* distribution to its shareholders registered as such in Gold Fields' register at close of business on the Record Date. Gold Fields will distribute, on a *pro rata* basis, one Sibanye Gold share for every one Gold Fields share (whether held in the form of shares, ADRs or international depositary receipts) reflected as being held by that Gold Fields shareholder on the Record Date. The Unbundling will be effected in terms of section 46 of the Companies Act, section 46 of the Income Tax Act and otherwise on the terms and conditions set out in this Pre-Listing Statement. As of the Pay Date, Gold Fields and Sibanye Gold will become independent, publicly traded companies and will have separate public ownership, boards of directors and management.

1.2 Purpose of the Pre-Listing Statement

The purpose of this Pre-Listing Statement is to provide Gold Fields shareholders with information regarding the terms and conditions pertaining to the Unbundling and information regarding Sibanye Gold.

PART 2: THE UNBUNDLING AND LISTING

2.1 Rationale of the Unbundling and Listing

As part of its ongoing review of its strategy and operational portfolio against its strategic objectives over the last few years, Gold Fields considered the Unbundling of the Sibanye Gold operations. It is expected that the separation of Gold Fields and Sibanye Gold will enable the component parts of the businesses to operate in a more efficient and commercially effective manner, thereby enabling each of the businesses to achieve their respective strategic goals. As at 31 December 2011, Gold Fields reported reserves of 80.6 million ounces, of which the Sibanye Gold operations accounted for 21.5 million ounces. Total production from the Sibanye Gold assets during the fiscal years ended 31 December 2011 and 30 June 2010 and 2009, was 1.45 million, 1.67 million and 1.86 million ounces, respectively.

Gold Fields' mining operations can be divided into two categories: (i) deep level, narrow vein, underground operations housed in Sibanye Gold; and (ii) open-pit or shallow underground operations and, in the case of South Deep, deep-level, bulk underground mechanised operations which, together with the international exploration and development projects, are housed elsewhere in the Gold Fields structure.

These two categories of assets, which have divergent strategic focuses and require different management skills, are currently contained within one umbrella entity. The key differences between the assets of Sibanye Gold and the remaining assets in Gold Fields are set out in the table below:

	Narrow Vein/Tabular Ore Body Assets	Other Ore Bodies
Composition	• KDC and Beatrix mines (housed in Sibanye Gold)	• South Deep, Tarkwa and Damang, St. Ives & Agnew and Cerro Corona mines (housed in Gold Fields)
Type of mining	• Deep level, narrow vein, tabular underground operations	• Predominantly open pit operations (or mechanised underground operations)
	• Labour intensive, manual mining	• Mechanised mining
Capex	• Mature life stage	• Earlier life stage
	• Focus on the delivery of stable, profitable production – requires the optimisation of the current infrastructure	• Focus on growth and life extension – requires the expansion of the current infrastructure in order to extend life or increase production
	• Given the significant existing reserves, little or no focus on exploration	• Continued exploration to extend lives of operations and provide growth
	• Capital expenditure is largely sustaining	• Life extension, growth opportunities, brownfields and/or greenfields projects will require capital expenditure beyond sustaining capital

- Gold Fields is committed to enhancing returns to shareholders through, *inter alia*, ongoing repositioning to improve leverage to the rising price of gold and ensuring that dividends have a first call on cash flows. To this end Gold Fields has been engaged in an ongoing review of its strategy and operational portfolio against strategic objectives such as generating cash;
- maximising returns on funds invested;
- containing the cost of gold production as measured on an all-in-cost basis (operating cost plus capital expenditure) or, as Gold Fields reports it, on a NCE basis;
- deploying scarce capital only on projects that provide the best risk-weighted returns;
- prioritising lower risk, higher return brownfields projects, and judiciously advancing only the strongest brownfields and greenfields projects;
- leveraging the balance sheet to grow Gold Fields' value on a per share basis;
- pursuing only opportunistic M&A of producing assets where the path to value is clear;
- maintaining a focus on gold and global competitiveness; and
- supporting the overall long-term sustainability of the business.

The review process assessed the sustainability of Sibanye Gold and its ability to deliver value against these key strategic objectives. While some parts of these assets have been in production for around 70 years, Gold Fields believes that the Sibanye Gold assets overall still have significant inherent quality and extensive resource and reserve potential.

The review process also concluded that the two categories of assets in the portfolio, namely the KDC and Beatrix mines on the one hand, and the other assets in the portfolio on the other, are at different stages of their life cycles; have different styles of mineralisation that require different mining methods, mining skills and mining technology; and have competing capital requirements to sustain and improve production. The decision to review the portfolio of its existing operations and assets predates the recent unrest experienced in the South African mining industry.

It was also determined that, with the competing management and funding demands of a geographically, geologically and technically diversified organisation, Sibanye Gold will benefit from more focused and fully dedicated executive management that is directly accountable to a similarly focused and dedicated board of directors.

Consequently, it was decided to separate Sibanye Gold from Gold Fields into a fit-for-purpose company not burdened by the usual costs associated with a global company, including a world-wide exploration programme and the associated project development costs, and managed by a focused team that can better sustain these operations.

Both Sibanye Gold and Gold Fields will remain South African domiciled companies with their primary listings of shares on the JSE and secondary listings of ADRs on the NYSE. The other existing secondary listings on the Dubai, Brussels and Swiss stock exchanges for Gold Fields will remain unchanged.

Sibanye Gold

Sibanye Gold's key focus will be to maintain profitable operations and maintain production levels for a longer period of time than had previously been envisaged, through increased focus on productivity and costs. Emphasis will also be placed on containing capital costs. Furthermore, it will focus on realising the potential that still exists in the mines' mineral reserves and mineral resources.

As a separately listed entity the market will afford the assets of Sibanye Gold a fair and objective valuation, providing it with the currency to selectively pursue synergistic and consolidation opportunities in the South African gold industry. Sibanye Gold could well be a catalyst in this regard. This consolidation has become essential in view of the fragmented state of the industry, which has contributed to the declining production and employment profile of the sector.

As an independent company, Sibanye Gold will be able to ring-fence its cash flows for its own objectives. Sibanye Gold will be liberated from the capital requirements of developing the South Deep gold mine and can, in future, utilise its free cash flows for the benefit of its shareholders, including through a strong dividend policy.

Sibanye Gold will be able to participate more fully in research and development work in pursuit of technological innovations which could unlock the mineral reserve and mineral resource potential of the South African mines in high grade remnants and pillars as well as at depth. Gold Fields commenced research and development on such technological innovations four years ago and this important research and development will be continued by Sibanye Gold. In particular, Sibanye Gold estimates that it has almost 20 million ounces of mineral resources in the Eastern Boundary Area of KDC East and below infrastructure at KDC West.

In summary, the proposed Unbundling will liberate Sibanye Gold into a fit-for-purpose, more sustainable gold mining company, better positioned to maximise long-term value for all stakeholders.

The investment case for Sibanye Gold includes a more optimal management of its assets to secure sustainable long-term returns; ring-fenced cash flows to fund internal growth requirements; as well as a strong dividend policy, thus rewarding shareholders for investing by offering them leverage to the Rand gold price.

Sibanye Gold's environmental obligations and commitments are funded through contributions to statutory and regulated environmental trust funds and associated guarantees for each operation. Sibanye Gold, like Gold Fields, intends to take its environmental responsibilities very seriously, including the observance of and adherence to all legal and regulatory requirements.

There will be no job losses directly as a result of the creation and unbundling of Sibanye Gold. In addition all conditions of employment will remain unchanged.

Sibanye Gold will continue to invest significantly in the transformation of accommodation arrangements for its employees. More than R700 million has been committed to upgrading accommodation arrangements at the KDC and Beatrix mines between 2009 and 2014, of which approximately R500 million has been spent to date on building 700 new homes and reducing hostel room density from an average of 8 persons per room in 2006 to an average of 1.4 per room in September 2012.

As part of the strategy to align its people fully with the objectives of the new company, Sibanye Gold will implement a new profit share scheme for all of its employees. This is in addition to the fact that most employees are already shareholders of the company through the Thusano Share Trust which is the Gold Fields Employee Share Option Plan. In addition to retaining their Gold Fields shares held by the Thusano Share Trust, Sibanye Gold employees will also benefit from the unbundling of the Sibanye Gold shares by the Thusano Share Trust receiving a *pro rata* number of new Sibanye Gold shares.

Gold Fields

The separation of Sibanye Gold out of the Gold Fields portfolio will enable the remaining Gold Fields management team to focus its attention on maximising cash flows and returns from its existing mines in South Africa, Ghana, Peru and Australia and to realise value from its world-class portfolio of development and exploration projects.

Gold Fields also intends to pursue a number of near-mine organic growth opportunities and life extensions at its existing mines and to maintain an exploration expenditure that is consistent with its strategy of growing the company largely through exploration.

A main priority will be the continued development of the South Deep gold mine in South Africa, on which Gold Fields has spent a total of approximately R30 billion (including the acquisition cost) since acquiring it in December 2006. Gold Fields is committed to investing approximately a further R5 billion into this project over the next three years.

This mine will form the core of Gold Fields' production growth over the next three to four years with production expected to ramp up to a run rate of approximately 700 000 ounces per year at globally competitive cash costs and NCE. The recently concluded ground breaking agreement with the NUM to introduce a new operating model for South Deep has laid the foundation for the future success of this asset, which has an estimated life of mine of over 60 years.

Gold Fields has a vision of totally eliminating the historic migrant labour system at its new South Deep mine over the next five years by facilitating alternative forms of housing, including family accommodation, for all of its employees. Gold Fields intends to spend between R300 million and R500 million on this project.

Gold Fields will offer its shareholders strong leverage to the gold price through a highly cash generative, globally diversified portfolio, as well as a disciplined approach to growth and project development.

Gold Fields shareholders will continue to enjoy amongst the highest dividend yields in the sector with the company maintaining its "dividends first policy" of giving dividends the first call on cash flows and distributing 25% to 35% of normalised earnings to shareholders.

Gold Fields has met its Black Economic Empowerment equity requirements and compliance for Gold Fields and Sibanye Gold will remain unaffected by the Listing and Unbundling.

Sibanye Gold will retain Gold Fields' South African net debt of R4 billion, while the US$1.4 billion of off-shore net debt will be retained by Gold Fields.

2.2 **Details of the Unbundling and Listing**

Sibanye Gold (a South African incorporated and resident company) is an existing wholly-owned subsidiary of Gold Fields and holds two of Gold Fields' South African mining assets (KDC and Beatrix mines). Gold Fields will establish a primary listing for Sibanye Gold on the JSE and a secondary listing of ADRs on the NYSE and will distribute its entire shareholding in Sibanye Gold *pro rata* to Gold Fields shareholders.. The JSE has agreed to the listing of the entire issued share capital of Sibanye Gold in the "Gold Mining" sector of the main board of the JSE with effect from the commencement of business on 11 February 2013. The distribution will result in the current Gold Fields shareholders holding two separate shares, the newly distributed Sibanye Gold share as well as their original Gold Fields share. At the time of the distribution, all inter-company debt will be settled between Gold Fields and Sibanye Gold. Set out below is the group structure before and after the Unbundling.







Current corporate structure – Three primary operating divisions under the listed company Gold Fields
Before
Gold Fields
Listed on the NYSE, JSE, Dubai, Belgium and Swiss stock exchanges
Sibanye Gold (Formerly GFIMSA)
International Operations
South Deep
West Africa
South America
Australia
KDC
Beatrix
Tarkwa Damang
Cerro Corona
St. Ives Agnew
Sibanye Gold shares will be distributed to existing Gold Fields shareholders and Sibanye Gold will be separately listed on the JSE (primary) and the NYSE (secondary)
South African corporate structure
International corporate structure
After
Sibanye Gold
Listed on the JSE and NYSE stock exchanges
Gold Fields
Listed on the NYSE, JSE, Dubai, Belgium and Swiss stock exchanges
KDC
Beatrix
International Operations
South Deep
Tarkwa Damang Cerro Corona St. Ives Agnew

Unbundling and Listing Details

Background to the Unbundling

The Unbundling will be governed by, and will be carried out in accordance with, the Listings Requirements and the Companies Act. It will be regarded as a distribution *in specie* of shares by Gold Fields to its shareholders. Under section 46 of the Companies Act, a *pro rata* distribution of shares must be approved by the board of directors of Gold Fields and can only be given effect to, if it reasonably appears that:

- the assets of Gold Fields, as fairly valued, equal or exceed the liabilities of Gold Fields, as fairly valued; and
- Gold Fields will be able to pay its debts as they become due in the ordinary course of business for a period of 12 months after the distribution is implemented.

The Companies Act requires that the board of directors of Gold Fields acknowledge, by resolution, that they are satisfied that the above requirements are fulfilled in order for the Unbundling to proceed. The entire issued share capital of Sibanye Gold, will be unbundled to existing Gold Fields shareholders by way of a distribution *in specie* in accordance with section 46 of the Companies Act, section 46 of the Income Tax Act and the Listings Requirements. The Sibanye Gold share capital will be set such that the Sibanye Gold shares are unbundled in a ratio of 1:1 with Gold Fields shares. Shareholder approval is not required for the Unbundling because section 5.85 of the Listings Requirements allows for the *pro rata* distribution of a listed subsidiary to occur without shareholder approval provided that the subsidiary accounts for less than 50% of the total value of the parent company. The SARB has granted the necessary regulatory approvals for the distribution *in specie*. The Unbundling will be governed by the laws of South Africa.

The board of directors of Gold Fields gave its in-principle approval for the Unbundling on 21 November 2012 and, on 29 November 2012, Gold Fields announced the Unbundling and the intention to list Sibanye Gold's shares on the JSE and its ADSs on the NYSE. The board of directors of Gold Fields approved the Unbundling on 12 December 2012. Sibanye Gold shares are expected to list on the JSE and on the NYSE on 11 February 2013.

2.3 **Sibanye Gold ADR programme**

BNYM will register and deliver American Depositary Shares, or ADSs. Each ADS is expected to represent four Sibanye Gold shares (or a right to receive four Sibanye Gold shares) deposited with the principal Johannesburg offices of either of FirstRand Bank Ltd, Societe Generale (ZA) or Standard Bank of South Africa, as custodians for the Depositary. Each ADS will also represent any other securities, cash or other property which may be held by BNYM under the Deposit Agreement.

ADSs may be held either (A) directly (i) by having an ADR, which is a certificate evidencing a specific number of ADSs, registered in the name of the holder, or (ii) by having ADSs registered in the name of the holder in the DRS, or (B) indirectly by holding a security entitlement in ADSs through the holder's broker or other financial institution. If the holder holds ADSs directly, they are a registered ADS holder, also referred to as an ADS holder. This description assumes the holders are ADS holders. If the holder holds the ADSs indirectly, they must rely on the procedures of their broker or other financial institution to assert the rights of ADS holders described in this section. The holder should consult with their broker or financial institution to find out what those procedures are.

The DRS, is a system administered by the DTC, pursuant to which the Depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements sent by the Depositary to the registered holders of uncertificated ADSs.

South African law governs shareholder rights. BNYM will be the custodian of the shares underlying the ADSs. As a registered holder of ADSs, the ADS holders will have ADS holder rights. A deposit agreement among Sibanye Gold, BNYM, ADS holders and all other persons indirectly holding ADSs sets out ADS holder rights as well as the rights and obligations of the Depositary. New York law governs the Deposit Agreement and the ADSs.

For a summary of the material provisions of the Deposit Agreement, see "Annexure 16". For more complete information, you should read the entire Deposit Agreement and the form of ADR.

2.4 **Overseas shareholders and ADR holders of Sibanye Gold**

US

The ADRs of Sibanye Gold, each representing four ordinary shares, are expected to be listed and traded on the NYSE (symbol "SBGL").

Other jurisdictions

While Gold Fields currently also maintains secondary listings of its shares on the SWX Swiss Exchange, International Depository Receipts (IDRs) on Euronext Brussels and of its ADRs on NASDAQ Dubai, the volume of shares traded on these alternative exchanges is nominal, and as such Gold Fields will not pursue a secondary listing of Sibanye Gold shares on these exchanges.

2.5 **Competent Persons' Report**

The executive summary of the Competent Persons' Report, issued by the independent technical advisor, detailing the mining assets of Sibanye Gold is attached as "Annexure 10" to this Pre-Listing Statement. A Competent Persons' Report, detailing Gold Fields' mineral and exploration assets, is available on Gold Fields' website (www.goldfields.co.za). Sibanye Gold's Competent Persons' Report will be available for inspection in terms of "Part 16" of this Pre-Listing Statement or can be downloaded at www.sibanyegold.co.za or www.jse.co.za.

2.6 **Receipt of Sibanye Gold Shares**

For the purpose of the Unbundling:
- Certificated Shareholders will be issued their respective Sibanye Gold shares in certificated form and share certificates will be posted, at the risk of the Gold Fields ordinary shareholders concerned, by registered post in South Africa and by first class post in the United Kingdom, to the addresses reflected in the Gold Fields register on the Record Date. Such Gold Fields ordinary shareholders are advised that they will have to Dematerialise the Sibanye Gold shares received by them in certificated form, prior to trading in such shares on the JSE; and
- Dematerialised Shareholders will have their respective Sibanye Gold shares credited to their accounts maintained by their CSDP or broker, as the case may be.

Documents of title in respect of Gold Fields ordinary shares held are not required to be surrendered in order to receive the Sibanye Gold shares.

Non-Resident Gold Fields ordinary shareholders must satisfy themselves as to the full observance of the laws of their country or territory of residence in relation to all aspects of this Pre-Listing Statement that may affect them, including the Unbundling, as discussed in more detail in "Part 2" and "Annexure 18", as well as the Exchange Control Regulations, summarised in "Part 12" and "Annexure 14.3".

2.7 **Additional copies of the Pre-Listing Statement**

Additional copies of the Pre-Listing Statement may be obtained during normal business hours from 10 January 2013 until 11 February 2013, both days inclusive, from Gold Fields' registered office, and the offices of the sponsor and the transfer secretaries, the addresses of which are set out in the "Corporate Information and Advisors" section of this Pre-Listing Statement.

PART 3: INFORMATION ON SIBANYE GOLD

3.1 **History of Sibanye Gold**

History and development of the Company

Sibanye Gold, formerly known as GFIMSA was incorporated and registered as a private company in South Africa under the registration number 2002/031431/07 on 12 December 2002 and acquired its current operations as part of the Gold Fields Group. Prior to GFIMSA's incorporation, the operations which now constitute Sibanye Gold were owned by Gold Fields. Gold Fields was originally incorporated as East Driefontein Gold Mining Company Limited on 3 May 1968, and subsequently changed its name to Driefontein Consolidated Limited. The operations that comprise Sibanye Gold were acquired by Gold Fields through a series of transactions, principally in 1998 and 1999.

With effect from 1 January 1998, a company formed on 21 November 1997, and referred to in this discussion as Original Gold Fields, acquired substantially all of the gold mining assets and interests previously held by Gencor Limited, Gold Fields of South Africa Limited, New Wits Limited and certain other shareholders in the companies owning the assets and interests, including:

- a 100% interest in Beatrix Mines Limited, which in turn owned a 100% interest in Beatrix Mining Company Limited, which owned the Beatrix mine;
- a 37.3% interest in Driefontein Consolidated Limited, which owned the Driefontein operation; and
- a 100% interest in Kloof Gold Mining Company Limited, which owned the Kloof operation.

The Driefontein and Kloof interests were acquired from Gold Fields of South Africa Limited, while the Beatrix interest was originally acquired from Gencor Limited. New Wits Limited provided various mineral rights.

With legal effect from 1 January 1999, Driefontein Consolidated Limited acquired Original Gold Fields (which was subsequently renamed GFLMSL) in a merger. Driefontein Consolidated Limited was renamed Gold Fields Limited on 10 May 1999, following the merger.

In order to achieve greater operational and administrative efficiency within the Gold Fields Group following the merger, the Gold Fields Group structure was reorganised with effect from 1 July 1999 as follows:

- GFLMSL transferred its interests in Beatrix, St. Helena, Oryx and Kloof to Gold Fields; and
- Gold Fields transferred the Driefontein mine as a going concern to a shelf company named Driefontein Consolidated Proprietary Limited, a wholly-owned subsidiary of Gold Fields.

With effect from 1 July 1999, Gold Fields also acquired the remaining 45.8% interest in St. Helena from St. Helena's minority shareholders. Subsequent to this acquisition, St. Helena acquired the Beatrix mine from the Beatrix Mining Company Limited.

On 30 October 2002, Gold Fields sold the St. Helena gold mining operation to Freegold for a gross consideration of R120.0 million and a monthly 1% royalty payment to Gold Fields on the net revenues from gold sales from the St. Helena mine for a period of four years after closing. Subsequent to the sale, St. Helena was renamed Beatrix Mining Ventures Limited and the Free State Operation was renamed the Beatrix Operation.

With effect from 23 February 2004, as part of an internal reorganisation of the Gold Fields Group in connection with the transaction with Mvela Resources, described below, Gold Fields transferred its South African gold mining assets, including the Beatrix operation, the Driefontein operation and the Kloof operation as going concerns to Sibanye Gold.

On 8 March 2004, the shareholders of Gold Fields approved a series of transactions, involving the acquisition by Mvela Resources, through a wholly-owned subsidiary Mvela Gold, of a 15% beneficial interest in the South African gold mining assets of Gold Fields (with an option to exchange this interest for shares of Gold Fields), for cash consideration of R4 139 million.

On 17 March 2008, Gold Fields, GFLMSL, Mvela Resources, Sibanye Gold and Mvela Gold, entered into an agreement under which the parties agreed that the number of ordinary shares of Gold Fields which Mvela Gold would receive if either Gold Fields or Mvela Gold exercised the right to require the exchange of Mvela Gold's Sibanye Gold shares for ordinary shares of Gold Fields, would be 50 million Gold Fields shares.

Gold Fields announced on 17 March 2009 that Mvela Gold subscribed for a 15% shareholding in Sibanye Gold. Immediately upon receipt of the Sibanye Gold shares, Mvela Gold exercised its right to exchange the Sibanye Gold shares for 50 million new Gold Fields shares. Pursuant to the above transactions, Mvela Gold owned approximately 7% of the listed shares of Gold Fields and Gold Fields again owned 100% of Sibanye Gold. As at 31 January 2011, Mvela Gold had sold or distributed to its shareholders all its remaining shares of Gold Fields and ceased to be a shareholder of Gold Fields.

During the six-month transition period ended December 2010, Gold Fields completed three empowerment transactions which enabled it to meet the 2014 BBBEE equity ownership targets. These transactions included an Employee Share Option Plan for 10.75% of Sibanye Gold, a BBBEE transaction for 10% of South Deep with a phased in participation over 20 years and a BBBEE transaction for a further 1% of Sibanye Gold. The three transactions had a combined value of approximately R2.4 billion.

In 2010, as a result of a change in the financial year end of its parent company, Gold Fields, Sibanye Gold changed its financial year end from 30 June to 31 December beginning in 2011.

In anticipation of the Unbundling and the Listing, GFIMSA changed its name to "Sibanye Gold" and converted from a private company into a public company on 27 November 2012.

Sibanye Gold has a registered office located at Libanon Business Park, 1 Hospital Road (off Cedar Avenue), Libanon, Westonaria, 1779, South Africa, telephone number +27 11 562 9700.

Competitive Position

Sibanye Gold is a producer of gold and major holder of gold reserves in South Africa. Gold is a commodity product generally sold in US dollars, with London being the world's primary gold trading market. Gold is also actively traded using futures and forward contracts. The price of gold has historically been significantly affected by macroeconomic factors, such as inflation, exchange rates, reserves policy and by global political and economic events, rather than simple supply and demand dynamics. As a general rule, Sibanye Gold sells the gold it produces at market prices to obtain the maximum benefit from prevailing gold prices.

There are 35 large-scale gold mines currently operating in South Africa, the majority of which are underground mines. Most of the gold deposits currently being mined in South Africa are narrow-vein, deep underground deposits that lend themselves to labour intensive, manual forms of extraction. The key gold producers in South Africa have historically been Gold Fields, AngloGold Ashanti Limited and Harmony Gold Mining Company Limited, which produced 1.7, 1.6 and 1.1 million ounces, respectively, in South Africa in 2011 and together accounted for approximately 68% of the total gold production in South Africa for the year, according to the information provided by the companies and the USGS. Following the Unbundling, we expect to be the second largest producer of gold in South Africa based on an annual production in 2011 of 1.45 million ounces of gold.

Based on 2011 production, AngloGold Ashanti Limited was the third largest gold producer in the world with 20 operations in 10 countries and Gold Fields was the fourth largest gold producer in the world. Following the Unbundling, based on 2011 production, we expect to be the tenth largest producer of gold worldwide.

Sibanye Gold attempts to attract and retain motivated, high calibre employees through a mix of guaranteed and performance-based remuneration, as well as short-term and long-term incentives, and non-financial rewards relating to work experience. However, the mining industry in South Africa, including Sibanye Gold, continues to experience a shortage of qualified senior management and technically skilled employees. For instance, the production of gold in South African deep level mines relies heavily upon rock drill operators and other operators of heavy machinery in underground conditions, and it is difficult to attract new entrants into these occupations. In order to maintain competitiveness in the South African labour market, regular industry market surveys are conducted to benchmark remuneration practices and to keep abreast of industry movements regarding employee benefits and non-financial employee reward and recognition programs.

3.2 Overview of SA gold mining sector

Background

Gold is a dense, relatively soft and rare precious metal which occurs in natural form as nuggets or grains in ore, underground veins and alluvial deposits. Gold mining operations include both underground and open pit operations with gold currently able to be commercially extracted from ore grades in amounts as low as 0.5 grammes/metric ton (open pit). The majority of gold production is used for jewellery production and for investment purposes, in the latter case because some investors view it as a store of value against inflation. In addition, certain physical properties of gold including its malleability, ductility, electric conductivity, resistance to corrosion and reflectivity make it the metal of choice in a number of industrial applications.

Global Markets

Demand

The two main categories of demand for gold are fabrication (primarily jewellery) and investment (private and official). The demand for gold in 2011 was 4 067 tons or US$205 billion in value terms (not reflecting OTC, investments and stock flows), comprised of jeweller fabrication (48%); investments (40%); and technological applications (11%), according to the WGC. Gold demand over the last few years has been mainly driven by China and India, which accounted for 51% and 52% of the total global demand for 2011 and 2010, respectively. Significant private investment demand for gold is generated by gold ETFs, and similar products, which accounted for 4% of the total global demand for 2011. This was almost half the amount experienced in 2010, where ETFs and similar products accounted for 9%. Demand for official gold purchases is driven by central banks, government bodies, supranational organisations and other investors. Gold is typically used as a 'natural hedge' against inflation, a fact that could impact the demand for gold given the recently announced commitment for asset purchases by the U.S. Federal Reserve, currently the largest holder of gold reserves. Technological applications demand is mainly generated by automotive electronics, industrial electronics and wireless equipment.

Supply

Supply of gold consists of new production from mining, the recycling of gold scrap and releases from existing stocks of bullion. Mine production represents the most important source of supply but has been steadily falling since 2001 as lower grades and lack of investment during periods of low gold prices more than offset production from new mines. Gold supply in 2011 totalled 3 994 tons (out of which mine production was 70%), according to the WGC. However, with the strength in gold prices, a number of new operations are expected to commence production in the coming years which could increase the outlook for mine production.

Price

The market for gold is relatively liquid compared to other commodity markets, with London being the world's largest gold trading market. Gold is also actively traded via futures and forward contracts. The price of gold has historically been significantly affected by macroeconomic factors, such as inflation, exchange rates, reserves policy and by global political and economic events, rather than simple supply/demand dynamics. Gold is often purchased as a store of value in periods of price inflation and weakening currency. The price of gold has historically been less volatile than that of most other commodities, however there has been a steady increase in the gold price due to rising investment demand against a backdrop of relatively flat supply as declining mine production and official sector sales offset rising scrap volumes. The spot gold price on the Last Practicable Date was US$1 696 per ounce. In 2012, the spot gold price has been as high as US$1 792 and as low as US$1 540.

South African Gold Market

Overview

South Africa is the largest holder of proven gold reserves in the world, as estimated by the USGS. South Africa was the world's largest gold producing country until 2007 when China overtook South Africa. In 2011, South Africa was the fifth largest gold producing country globally with 7% share of the gold mine supply, as well as 190 and 189 tons of production in 2011 and 2010, respectively, according to the USGS. As many of the South African mines have deep underground deposits, gold mining costs in South Africa are typically higher compared to other geographies.

Top Producers

The key gold producers in South Africa are Gold Fields, AngloGold Ashanti Limited and Harmony Gold Mining Company Limited, which produced 1.7, 1.6 and 1.1 million ounces, respectively, in South Africa in 2011 and together accounted for approximately 68% of the total gold production in South Africa for the year, according to the information provided by the companies and the USGS. Based on 2011 production, AngloGold Ashanti Limited was the third largest gold producer in the world with 20 operations in 10 countries and the second largest producer in South Africa. Gold Fields was the fourth largest gold producer in the world and the largest gold producer in South Africa with eight operating mines in four countries. Harmony Gold Mining Company Limited was the third largest gold producer in South Africa with operations in South Africa and Papua New Guinea.

Mines

There are 35 large-scale gold mines currently operating in South Africa, the majority of which are underground mines. Most of the gold deposits currently being mined in South Africa are narrow-vein, deep underground deposits that lend themselves to labour intensive, manual forms of extraction. However, new technologies have been developed that facilitate the mechanisation of new mines allowing these deposits to be mined in a more economic manner.

Industry labour

Many of South Africa's operating gold mines are labour intensive. Strikes over remuneration and working conditions have been a persistent feature of the mining industry in South Africa. Worker pay has been rising in the gold mining industry in South Africa at a strong pace with average wage inflation being consistently higher than the benchmark inflation rate. According to the DMR, as at the end of 2009 the gold mining sector in South Africa comprised 159 925 employees.

3.3 Overview of operations

Geology

Sibanye Gold's operations consist of deep-level underground gold mines located along the northern and western margins of the Witwatersrand Basin in South Africa. These properties include the KDC operation and the Beatrix operation. These mines are typical of the many Witwatersrand Basin operations, which have been the primary contributors to South Africa's production of a significant portion of the world's recorded gold output since 1886.

The Witwatersrand Basin comprises a 6 000 metre vertical thickness of sedimentary rocks, extending laterally for some 350 kilometres northeast to southwest by some 1 200 kilometres northwest to southeast, generally dipping at shallow angles toward the centre of the basin. The basin outcrops at its northern extent near Johannesburg but to the west, south and east it is overlaid by up to 4 000 metres of volcanic and sedimentary rocks. The Witwatersrand Basin is Archaean in age, meaning the sedimentary rocks are of the order of 2.8 billion years old.

Gold mineralisation occurs within laterally extensive quartz pebble conglomerate horizons called reefs, which are developed above unconformable surfaces near the basin margin. As a result of faulting and primary controls on mineralisation processes, the gold fields are not continuous and are characterised by the presence or dominance of different reef units. The reefs are generally less than two metres in thickness and are widely considered to represent laterally extensive braided fluvial deposits or unconfined flow deposits, which formed along the flanks of alluvial fan systems around the edge of an inland sea. Dykes and sills of diabase or dolerite composition are developed within the Witwatersrand Basin and are associated with several intrusive and extrusive events.

Gold generally occurs in native form, often associated with pyrite, carbon and uranium. Pyrite and gold within the reefs display a variety of forms, some obviously indicative of detrital transport within the depositional system and others suggesting crystallisation within the reef itself.

The most fundamental controls of gold distribution are the primary sedimentary features such as facies variation and channel directions. Consequently, the modelling of sedimentary features within the reefs and the correlation of payable grades within certain facies is key to *in situ* reserve estimation as well as effective operational mine planning and grade control.

Description of Mining Business

The discussion below provides a general overview of the mining business as it applies to Sibanye Gold.

Exploration

Exploration activities are focused on the extension of existing ore bodies and identification of new ore bodies at existing sites. Once a potential ore body has been discovered, exploration is extended and intensified in order to enable clearer definition of the ore body and the potential portions to be mined. Geological techniques are constantly refined to improve the economic viability of prospecting and mining activities.

Mining

Sibanye Gold currently mines only gold, with silver as a by-product. The mining process can be divided into two principal activities: (i) developing access to the ore body; and (ii) extracting the ore body once accessed. These two processes apply to both surface and underground mines.

Underground Mining

Developing Access to the Ore body

For Sibanye Gold's underground mines, primary access to ore bodies is provided through vertical and inclined shaft systems. If access beyond the reach of a shaft or shaft system is required to fully exploit the ore body, sub-vertical or sub-inclined shafts (secondary or tertiary) may be sunk where it is economically feasible. Horizontal development at various intervals off a shaft, known as levels, extends laterally and provides access to the reef horizon. On-reef development opens up the ore body for mining.

Extracting the Ore body

Once an ore body has been accessed and opened up for mining, production activities consisting of drilling, blasting, supporting and cleaning activities are carried out on a daily basis. The broken ore is scraped into and along gullies to in-stope ore passes, which channel the broken ore to the crosscut below. The ore is then trammed by rail to the shaft system where it is tipped into transfer systems and then hoisted to the surface in skips. Mining methods employed at these operations include closely spaced dip pillar mining, mini longwall mining and scattered mining.

Rock Dump and Production Stockpile Mining

Sibanye Gold mines surface rock dumps and production stockpiles using mechanised earth-moving equipment.

Mine Planning and Management

Operational and planning management on the mines currently receives support from corporate management and centralised support functions. The current philosophy is one of top-down/bottom-up management, with the non-financial operational objectives at each mine defined by the personnel at the mine based on parameters, objectives and guidelines provided by Gold Fields' corporate office. This is based on the premise that the people on the ground have the best understanding of what is realistically achievable.

Each operation compiles a detailed two-year operational plan that rolls into a life of mine, or LoM, plan prior to the commencement of each financial year. The plans are based on financial parameters determined by the Gold Fields' EXCO. The operational plan is presented to the Gold Fields' EXCO, which takes it to the Gold Fields' board of directors, for approval before the commencement of each financial year. The 2013 Operational Plan was approved by the Gold Field's board of directors on 21 November 2012. The planning process is sequential and is based upon geological models, evaluation models, mine design, depletion schedules and, ultimately, financial analysis. Capital planning is formalised pursuant to Gold Fields' capital spending planning process. Projects are categorised in terms of total expenditure, and all projects involving amounts exceeding R250 million are submitted to the Gold Fields' board of directors for approval. Material changes to the plans have to be referred back to the Gold Fields' EXCO and the Gold Fields' board of directors. After the Unbundling, Sibanye Gold intends to continue these policies for the near term and will evaluate the appropriateness of these policies based on the needs of Sibanye Gold as a company independent from Gold Fields.

Sibanye Gold's operations have implemented an integrated electronic reserve and resource information system, or IRRIS, to enhance LoM planning capabilities. This system provides a common planning platform to facilitate quicker, more flexible and more accurate short and long-term planning and more timely identification of production shortfalls. Short-term planning on the operations is conducted monthly and aligned with the operational plan. Financial and economic parameters for the LoM and the operational plan will be issued to the operations by the Executive Committee and relevant survey and evaluation factors are determined in accordance with Sibanye Gold's guidelines. Significant changes in the LoM plans may occur from year-to-year as a result of mining experience, new ore discoveries, changes in the ore reserve estimates, changes in mining methods and rates, process changes, investment in new equipment and technology, input costs and metal prices.

Capital Expenditure

Capital expenditure was R1 494.4 million in the six-month period ended June 2012. The major expenditure item was ore reserve development. In the six-month period ended June 2012, the remaining costs were incurred primarily on a guard communications system for underground locomotive drivers, shaft steelwork, high and low density housing, equipping of 4 shaft and 1 shaft pillar extraction. The principal source of funding for this expenditure was operating profit.

Sibanye Gold spent approximately R2 922.6 million, R2 910.7 million and R2 689.3 million on capital expenditures during the fiscal years ended December 2011 and June 2010 and 2009, respectively. The major expenditure items were ore reserve development in all periods. In the fiscal year ended December 2011, the remaining costs were incurred primarily on KDC West 4 shaft pillar extraction, Beatrix 3 shaft development, high and low density housing, the methane project at Beatrix, the python plant and 4 shaft sub-vertical at KDC East. In the fiscal year ended June 2010, the remaining costs were incurred primarily on KDC West 4 shaft pillar extraction, tailings dam, main shaft pump column at KDC East, a water pipeline, high and low density housing, the methane project at Beatrix and the python plant at KDC East. In the fiscal year ended June 2009, the remaining costs were incurred primarily on 3 shaft development, high and low density housing, main shaft pump column at KDC East, emergency power generator, the battery locomotive project and at KDC West 4 shaft pillar extraction. The principal source of funding for this expenditure was operating profit.

For more information regarding Sibanye Gold's capital expenditure, see "Part 3: Information on Sibanye Gold – Sibanye Gold's Mining Operations – KDC – Capital Expenditure" and "Part 3: Information on Sibanye Gold – Sibanye Gold's Mining Operations – Beatrix – Capital Expenditure".

Processing

Sibanye Gold currently has eight gold processing facilities in South Africa which treat ore to extract gold. A typical processing plant circuit includes two phases: comminution and treatment.

Comminution

Comminution is the process of breaking up the ore to expose and liberate the gold and make it available for treatment. Conventionally, this process occurs in multi-stage crushing and milling circuits, which include the use of jaw and gyratory crushers and rod, tube, ball and semi-autogenous grinding, or SAG, mills. Most of Sibanye Gold's milling circuits utilise SAG milling where the ore itself and steel balls are used as the primary grinding media. Through the comminution process, ore is ground to a pre-determined size before proceeding to the treatment phase.

Treatment

In Sibanye Gold's metallurgical plants, gold is extracted into a leach solution by leaching with cyanide in agitated tanks. Gold is then extracted onto activated carbon from the solution using either the CIL or CIP process. The activated carbon is then eluted with gold recovered by electrowinning.

As a final recovery step, gold recovered from the carbon using the above process is smelted to produce rough gold bars. These bars are then transported to the refinery which is responsible for refining the bars to good delivery status.

Productivity and Cost Initiatives

As part of a Gold Fields initiative, Sibanye Gold's operations reviewed a number of their productivity and cost projects in order to ensure that focus was only on those projects with substantial value beyond the next five years. The result of the review was the identification of a suite of projects as noted below:

Business Process Re-engineering Programme, or BPR, focuses on operating costs, the rationalisation of on-mine and regional overhead and review of the mine-to-mill process. The BPR was implemented across the Gold Fields Group, including Sibanye Gold. The BPR programme focused on reviewing the business processes at Gold Fields' mines, including operational production processes, costs and capital structures. The goals of the plan were to achieve a sustainable gold output at an NCE margin of 20% in the short-term, and 25% in the long-term. For the period ended December 2011, the BPR program delivered more than R840 million in savings at Sibanye Gold's operations. The project consisted of more than 326 initiatives. The second phase of the project, which has been incorporated into Sibanye Gold's 2012 operational plans, seeks to achieve cost reductions through revising organisational structures and optimising business processes, including enhanced supply chain management, reduction in employee and non-specialised contractor headcount and power consumption reduction.

Portfolio Review is a review of the portfolio of operations and projects, including the Sibanye Gold operations, which is intended to enable Sibanye Gold to increase its focus on providing shareholders with increased returns against the price of gold. The goal of the Portfolio Review is to focus on cash flow growth (not just production growth) and rigorous prioritisation of capital expenditure and exploration spend based on the expected risk-adjusted return on investment.

Stoping Full Potential Programme is a productivity initiative that aims to improve quality mining volumes by increasing the face advance by between 5% and 10% per annum, based on the financial year ended June 2010 actuals. This should translate to similar improvements in tons broken over the same period. This should be achieved at Sibanye Gold through the following key improvement initiatives:

- drilling and blasting practices to improve advance per blast;
- focus on quality blasts to improve blasting frequency (i.e. full panel blasting, full face advance) and a product size which is optimal in achieving a good milling result;
- support, cleaning and sweeping practices to improve blasting frequency;
- mining cycle, labour availability and training; and
- improved pay face availability.

Developing Full Potential Programme, which is development on the horizontal plane, is a technology sub-group initiative aimed at mechanising all flat-end development at the long-life shafts of KDC and Beatrix. The aim of the project is to improve safety and productivity, reduce development costs and increase ore reserve flexibility. The project achieved a mechanised rate of 91% of flat-end development at the long-life shafts by 30 June 2012 and 98% by 30 September 2012 and is largely completed.

NCE Full Potential Programme is an initiative that aims to reduce costs at the mines by around R500 million (US$60 million) over the next two years and to improve Sibanye Gold's ability to absorb rising input costs. This programme includes projects such as those discussed below:

- The energy and utilities project focuses on reducing, by the end of the financial year ended December 2012, the consumption of power, compressed air and water by 10%. For example, in the six-month period ended June 2012, savings of 5.3% in power consumption were achieved. This project is driven primarily at reducing the safety risk to employees of interruptible power supply, maintaining the integrity of equipment and machinery in the face of power supply risks and minimising the erosion of operating margins due to higher power tariffs and oil prices.
- Some of the key initiatives include on-line monitoring of power consumption, main fan inlet-vane control, energy-efficient lighting, energy-efficient machinery and equipment, and reducing compressed air and water usage through stope shut-off valves. In the case of diesel, strict controls are being enforced, supported by the replacement of diesel with battery locomotives.
- The Workplace Absenteeism Project (Unavailables Project) focuses on reducing workplace absenteeism by 2% in order to minimise the impact of lost shifts on production. Some of the key initiatives under this project include reducing unnecessary time spent by employees in training, work orientation and recruitment and healthcare assessment processes by creating a one-stop engagement and health-assessment centre, particularly for KDC. Stricter controls have been implemented to manage sick leave and its abuse, while maintaining focus on continual improvement of wellness programmes and employee and union relations.

Project 4M, now renamed Noise and Dust Management System (Achievement of the MHSC Milestones, as agreed to on 15 June 2003). This initiative focuses on the MHSC Milestones agreed to on 15 June 2003 at a tripartite health and safety summit comprising representatives from the government, organised labour unions and associations, and mining companies. The focus is on achieving occupational health and safety targets and milestones over a 10-year period. In order to meet the "noise-induced hearing loss" target of reducing the total noise level to not more than 110 dBA, a number of action plans, based on the highest potential exposure sources, were implemented. These include, *inter alia*: the silencing of all auxiliary fans, pneumatic loaders and diamond drills. Progress, as of 30 September 2012, across all operations for the "NIHL" target was such that only 0.9% of the noise measurements taken were at or above 110 dBA. Silencing of equipment is ongoing, with continued focus on replacing blocked and/or damaged silencers on machines. A further measure to identify sound pressures above 85 dBA has been introduced and, as of 30 September 2012, the percentage of employees exposed above this level is 64.6%. This measurement is without ear protection. Studies indicate that with the proper use of currently available ear protection devices no employee will be subject to a sound pressure level in excess of 85 dBA. A project to measure exposure while using hearing protective devices to provide further verification was started in September 2012 and is ongoing.

Silicosis remains one of the biggest health risks associated with the gold mining industry. In order to meet the "Silicosis" target of reducing all silica dust measurement to below 0.1 mg/m^3 a number of action plans, based on the highest potential exposure sources, were implemented. These include, *inter alia,* building health rooms at the training centres to coach employees on potential exposures and wearing of respiratory personal protection equipment, the installation of tip foggers, tip doors and foot wall treatment, all designed to reduce the liberation of dust into the ventilating air, installing dual stage tip filter units to increase dust filtration, managing the opening and closing of ore transfer chutes to reduce airborne dust, treating footwalls with binding chemicals to prevent dust in intake airways and analysing individual filters to assist in determining exposure levels. As of 30 September 2012, only 3.1% of silica dust measurements taken were above the target of 0.1 mg/m^3. Progress against all interventions is monitored monthly and reviewed quarterly.

Sibanye Gold's Current Mining Operations

Sibanye Gold conducts underground and rock dump mining operations at each site. As part of Gold Fields' BBBEE transaction, during December 2010 Sibanye Gold transferred its ownership of the two entities, GFO and GFIJVH, holding its interest in the South Deep mine to a newly formed, 90% owned subsidiary of Gold Fields, Newshelf. The South Deep production numbers are therefore excluded from the tables below as it is accounted for as a discontinued operation.

Total Operations

The following table details the operating and production results for each of the six-month period ended June 2012, the financial year ended December 2011, the six-month transition period ended December 2010 and the financial years ended June 2010 and 2009 for all operations owned by Sibanye Gold during those periods.

	Six-month Period ended June 2012	Financial year ended December 2011	Six-month Period ended December 2010	Financial year ended June 2010	Financial year ended June 2009
Production					
Tons ('000)	6 793	14 648	7 117	13 434	12 527
Recovered grade (g/t)	3.2	3.1	3.7	3.9	4.6
Gold produced (Kg)	21 402	45 005	26 001	51 888	57 976
Results of operations (R million)					
Revenues	8 992.0	16 613.1	7 664.3	13 710.4	14 667.3
Total cash costs[(1)]	5 411.6	9 911.2	4 972.6	9 217.9	8 233.7
Cash profit[(2)]	3 580.4	6 701.9	2 691.7	4 492.5	6 433.6
Cost per kilogramme of gold (R)					
Total cash costs per kilogramme	252 874	220 224	191 246	177 650	142 019
Notional cash expenditure per kilogramme of gold produced (R)[(3)]	319 176	283 804	254 359	239 437	187 252

Notes:

(1) For a reconciliation of Sibanye Gold's total cash cost to cost of sales for the six-month period ended June 2012 and years ended December 2011 and June 2010, see "Annexure 2: Management Discussion and Analysis of the Financial Statements".

(2) Cash profit represents revenues less total cash costs.

(3) For a detailed calculation of Sibanye Gold's NCE for the six-month period ended June 2012, the financial years ended December 2011 and June 2010, see "Annexure 2: Management Discussion and Analysis of the Financial Statements".

3.3.1 *Operations*

KDC Operation

Introduction

The KDC mine is located in the Gauteng Province of South Africa in the Far West Rand mining district, some 60 kilometres southwest of Johannesburg. It is South Africa's largest mine by gold production, with KDC West having produced more than 100 million ounces of gold during its 75-year history. KDC is comprised of the Driefontein and Kloof mines, which were consolidated during the financial year ended 30 June 2010 under a single management team.

In the six-month period ended June 2012, KDC produced 16 463 kilogrammes of gold. In the financial year ended December 2011, KDC produced 34 218 kilogrammes of gold. As of 30 September 2012, KDC had approximately 26 800 employees and approximately 4 200 outside contractors.

History

The Driefontein operation was formed from the consolidation in 1981 of the East Driefontein and West Driefontein mines. Gold mining began at Driefontein in 1952. The Kloof operation was the result of the consolidation of the Kloof, Libanon, Leeudoorn and Venterspost mines. Gold mining began in the area now covered by these operations in 1934.

Geology

Geologically, the KDC mine is located on the north-western and western rims of the Witwatersrand Basin. Three primary reefs are exploited: the Ventersdorp Contact Reef, or VCR, located at the top of the Central Rand Group; the Carbon Leader Reef, or Carbon Leader, near the base; and the Middelvlei Reef, or MVR, which stratigraphically occurs some 50 to 75 metres above the Carbon Leader.

The Driefontein operation is located in the West Wits Line that forms part of the Far West Rand of the Witwatersrand Basin. The operation is geologically divided into an eastern section and a western section, separated by a bank anticline and associated faulting. Gold mineralisation at the Driefontein operation is contained within three reef horizons. The Carbon Leader, the VCR and the MVR occur at depths of between 500 metres and 4 000 metres. Stratigraphically, the Carbon Leader is situated 40 to 70 metres below the VCR, and the MVR and is a generally high-grade reef comprising different facies and dips to the south at approximately 25 degrees. The Carbon Leader subcrops against the VCR in the eastern part of the mine. The west-dipping Bank Fault defines the eastern limit of both reefs. The VCR is most extensively developed in the east, and subcrops to the west. The MVR is a secondary reef, situated approximately 50 metres above the Carbon Leader, and, at present, it is a minor contributor to mineral reserves and production. The average gold grades vary with lithofacies changes in all of the reefs.

The Kloof operation lies between the Bank Fault to the west, and the north trending West Rand Fault to the east. The latter truncates the VCR along the eastern boundary of the mine, with a to 1.5 kilometre up throw to the east. Normal faults are developed sub-parallel to the westerly dipping West Rand Fault, with sympathetic north-northeast trending dykes that show little to no apparent offset of the stratigraphy. A conjugate set of faults and dykes occurs on a west-southwest trend, with throws of 1 to 15 metres. Structures that offset the VCR increase in frequency toward the southern portion of the mine as the Bank Fault is approached.

Mining

KDC is comprised of 13 producing shaft systems that mine different contributions from pillars and open ground and five gold plants of which two process mainly underground ore and three process mainly surface material. The current preferred mining method at KDC is breast stoping with closely spaced dip pillar mining, with limited application of scattered and remnant pillar mining in the mature areas. Shafts No. 1 (East), 3 (East), 4 (East) and 7 (East) provide the main centres of current production at the KDC East operation. At older portions of KDC West, including Shafts No. 2 (West), 6 (West) and 8 (West), production is focused on remnant pillar extraction and accessing and mining of secondary reef horizons. In the southern, newer portions of the mine, which include Shafts No. 1 (West), 4 (West) and 5 (West), the focus is on scattered or closely spaced dip pillar mining. In the far western portion of the mine, at Shafts No. 10 (West) and 6 Tertiary (West), reclamation and cleaning operations are being conducted. The shafts at the deepest levels of the mine, consisting of Shaft No. 1 Tertiary (West) and Shaft No. 5 Sub-Vertical (West), employ the closely spaced dip pillar mining method.

Over the last several years, the planned extraction schedule for the Shaft No. 1 (East) pillar, or the Main Shaft Pillar, in the VCR, was reduced in order to decrease seismicity. Alternative scenarios that are being reviewed include not mining the inner section of the pillar in order to protect the Main Shaft infrastructure. Moreover, the profile for Shaft No.7 (East) has also been significantly reduced and simulations of building up Shaft No. 4 (East) production to replace the declining Shaft No. 7 (East) profile are underway. Shaft No. 8 (East) is predominantly mining the lower-grade MVR with reduced remnant mining on the VCR horizon.

As a result of the electricity stoppages experienced in 2008 and capital allocation decisions, sinking operations at Shaft No. 9 (West) were suspended indefinitely. In the interim, KDC will continue with the drilling program in the area below the lowest area currently being mined, targeting the area expected to be accessed by Shaft No. 9 (West). Sibanye Gold is also conducting an optimisation study on mining below current infrastructure. This study is currently investigating a viable alternative to the Shaft No. 9 (West) project, such as a phased mini-decline system.

KDC continued to process low-grade surface material in the financial year ending December 2012, for which the biggest risk is a decrease in grade of the remaining dumps. Grade management is undertaken through the screening of material to separate out the smaller fraction sizes of ore, which tend to be of higher grade. This process reduces the tonnage that will be available for processing.

Detailed below are the operating and production results at KDC for the unaudited six-month periods ended June 2012, the financial year ended December 2011, the six-month transition period ended December 2010 and the operating and production results for Driefontein and Kloof for the financial years ended June 2010 and 2009.

	Six-month Period ended June 2012	Financial year ended December 2011	Six-month Period ended December 2010	Financial year ended June 2010	Financial year ended June 2009
Production					
Tons ('000)	4 911	10 831	5 152	10 383	9 536
Recovered grade (g/t)	3.4	3.2	3.8	3.8	4.8
Gold produced (Kg)	16 463	34 218	19 719	39 700	45 812
Results of operations (R million)					
Revenues	6 912.4	12 602.8	5 814.5	10 491.7	11 612.2
Total cash costs	4 093.9	7 515.7	3 765.8	7 019.7	6 289.9
Cash profit[(1)]	2 818.5	5 087.1	2 048.7	3 472.0	5 322.3
Cost per kilogramme of gold (R)					
Total cash costs per kilogramme	248 673	219 642	190 973	176 819	137 298
Notional cash expenditure per kilogramme of gold produced (R)[(2)]	316 473	285 017	257 391	239 304	187 883

Notes:

(1) Cash profit represents revenues less total cash costs.

(2) For a detailed calculation of KDC's NCE for the six-month period ended June 2012 and the financial years ended December 2011 and June 2010, see "Annexure 2: Management Discussion and Analysis of the Financial Statements".

Total tons milled decreased to 4.9 million tons for the six-month period ended June 2012, primarily due to a decrease in underground mining volumes. Gold production was 16 463 kilogrammes in the six-month period ended June 2012. The overall recovered grade in the six-month period ended June 2012 increased to 3.4 due to a 10% higher underground yield partly offset by a lower proportion of underground ore mined and processed.

The KDC operation is engaged in both underground and rock dump mining, and is thus subject to all of the mining risks discussed in "Annexure 15: Risk Factors". The primary safety challenges facing the KDC underground operation include falls of ground, seismicity, flammable gas, water intrusion and temperatures. Water intrusion is dealt with through drilling, cementation sealing techniques and an extensive water-pumping network. Also, because rock temperatures tend to increase with depth, KDC requires an extensive cooling infrastructure. Sibanye Gold seeks to reduce the impact of seismicity at KDC by using the closely spaced dip pillar mining method. Early detection and increased ventilation of the shafts are being used to minimise the risk of incidents caused by flammable gas. Additionally, KDC has instituted a number of initiatives to reduce the risks posed by seismicity, including a detailed analysis of previous seismic events, precondition blasting and backfilling, the use of a support system to reduce the impact of seismic ground motion and to monitor seismic risk parametres to allow quicker reactions to changes. Centralised blasting systems have also been installed to allow better control of blasting so that most of the mine seismicity is triggered during off-shift periods. Continued reviews of remnant and pillar mining areas were also conducted during the year leading to the stoppage of extraction at numerous higher risk areas across the mine. These stoppages reduced the falls of ground incidents, improving mine safety. As part of the Fall of Ground, or FOG, Strategy, in-stope roof bolting and netting were introduced and the roll-out started in November 2011.

By April 2012, all panels on KDC were on in-stope bolts and netting. The surface operation safety risks include problems with ground stability, moving machinery and dust generation. KDC has a risk management system in place that guides the mining of the rock dumps to minimise these risks.

In total, during the six-month period ended June 2012 there were eight fatalities at KDC compared to the same number of fatalities during the six-month period ended June 2011. One was due to an electrocution, one was due to fall of ground and one was due to a tramming related accident. One accident, in which five employees were fatally injured, resulted from a fire at one of the KDC shafts on 30 June 2012. KDC East reopened on 3 July 2012 and KDC West reopened on 9 July 2012. The fire in the affected shaft was extinguished on 14 August 2012; however, this shaft remained closed subject to a section 54 order issued by the DMR, please see "Annexure 15: Risk Factors – Risks related to South Africa – Sibanye Gold's operations are subject to South African environmental and health and safety regulations, which could impose significant costs and burdens and Sibanye Gold may face claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws" for more information. During the financial year ended December 2011, there were 13 fatalities at KDC. Of these, five were due to seismic related falls of ground, five resulted from gravity related falls of ground, two related to tramming operations and one related to a person falling from height. The lost time injury frequency rate for the six-month period ended June 2012 was 8.20 lost time injury for every million hours worked as compared to a lost time injury frequency rate of 7.46 for the six-month period ended June 2011. On a calendar year basis, the lost time injury frequency rate for the financial year ended December 2011 was 7.95 lost time injuries for every million hours worked, as compared to a lost time injury frequency rate of 6.31 for calendar 2010. The fatal injury frequency rates for the six-month periods ended June 2012 and June 2011 were 0.22 and 0.21 lost time injuries for every million hours worked, respectively. The fatal injury frequency rates for the financial year ended December 2011 and the financial year ended June 2010 were 0.17 and 0.13 fatalities for every million hours worked, respectively. Since 30 June 2012, there has been two fatalities at the KDC operation. A major source of accidents in the mine remains falls of ground, which make up approximately 31% of all accidents. There were 18 formal work stoppages issued at the mine by the DMR during the six-month period ended June 2012. During the periods under review, after each major mine incident or accident, KDC received, and complied with, various instructions to halt operations from the Principal Inspector of the Gauteng region of the DMR. These were issued as a result of the four instances where fatal accidents occurred, the others being as a result of either serious injuries (reportable in terms of legislation), or as a result of issues identified during routine inspections and audits.

During the financial year ended December 2011, there was one mine-wide work stoppage, related to wage negotiations, which affected production at KDC. This industry-wide strike affected KDC for four days with a DMR stoppage extending the work stoppage to six days in total. In the six-month period ended June 2012, there were seven work stoppages at KDC related to safety, industrial action and an underground fire. Since 30 June 2012, KDC, like several other South African gold mining operations, was affected by work stoppages that impacted on much of the South African mining industry. Workers at KDC West went on strike from 9 September 2012 until 18 October 2012 and workers at KDC East went on strike from 29 August 2012 to 5 September 2012 and again from 14 October 2012 until 23 October 2012, when 8 100 workers were dismissed for failing to return to work, with 7 600 appealing that dismissal. After an appeal process, the majority of these employees returned to work on 6 November 2012. See "Annexure 15: Risk Factors – Risks related to Sibanye Gold's business – Risks related to Sibanye Gold's operations and profits have been and may be negatively affected by strikes, union activity and new and existing labour laws."

The total shaft hoisting capacity of KDC is detailed below.

Shaft system	Hoisting capacity
No. 1 (West)	105 000
No. 2 (West)	165 000
No. 4 (West)[(2)]	57 000
No. 5 (West)	70 000
No. 6 (West)[(1)]	66 000
No. 7 (West) [(3)]	–
No. 8 (West)	6 000
No. 10 (West)[(1)]	–
No. 1 (East)	150 000
No. 3 (East)[(2)]	76 500
No. 4 (East)	75 000
No. 7 (East)	136 000
No. 8 (East)	66 000

Notes:

(1) Shafts No. 6 Tertiary (West) and 10 (West) are currently only operated on a limited scale, with the focus on reclamation and cleaning.

(2) These shafts do not hoist material to the surface. The hoisting capacity refers to sub-surface hoisting.

(3) Shaft No. 7 (West) is currently only operated on a limited scale, and is being used for transporting employees and materials.

Assuming that Sibanye Gold does not increase or decrease mineral reserve estimates at KDC and that there are no changes to the current mine plan at KDC, KDC's 31 December 2011 proven and probable mineral reserves of 16.6 million ounces (13.3 million ounces if excluding surface sources) of gold will be sufficient to maintain production through to approximately the 2028 financial year. However, as discussed earlier in "Annexure 15: Risk Factors" and "Part 3.3 – Overview of operations – Mine Planning and Management," there are numerous factors which can affect mineral reserve estimates and the mine plan, which thus could materially change the life of mine. KDC achieved full compliance certification under the International Cyanide Management Code in October 2009.

Processing

The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tons milled per month and metallurgical recovery factors during the six-month period ended June 2012, for each of the plants at KDC:

Processing techniques

Plant	Year commis- sioned[1]	Comminution phase	Treatment phase	Capacity[2]	Average milled for the six-month period ended June 2012	Approximate recovery factor for the six-month period ended June 2012[5]
				(tons/ month)	(tons/ month)	
KDC West DP 1	1972	SAG milling	CIP treatment and electrowinning	255 000	198 907	96%
KDC West DP 2	1964	SAG/ball milling	CIP treatment[3]	200 000	161 993	92%
KDC West DP 3	1998	SAG milling	CIP treatment[3]	115 000	97 592	91%
KDC East KP 1	1968	Pebble milling	CIP treatment[4]	170 000	165 216	90%
KDC East KP 2	1989	SAG milling	CIP treatment and electrowinning	162 000	169 715	98%
KDC East Python 1[4]	2011	Crushing	Flotation	71 000	67 984	84%

Notes:

(1) KDC West DP 1 was substantially upgraded in the financial year ended June 2004, and KDC West DP 2 was substantially upgraded in the financial year ended June 2003. KDC West DP 3 was originally commissioned as a uranium plant and was upgraded to a gold plant in 1998. Therefore, KDC West DP 3 lists the year commissioned as a gold plant.

(2) Nameplate capacity. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.

(3) After CIP treatment, electrowinning occurs at KDC West DP 1 or KDC East KP 2.

(4) KDC East Python 1 commissioned during 2011.

(5) Percentages are rounded to the nearest whole per cent.

In both the six-month period ended June 2012 and in the financial year ended December 2011, the KDC plants collectively extracted approximately 97% of the gold contained in ore delivered for processing.

Capital expenditure

Sibanye Gold spent approximately R1 166 million on capital expenditures at the KDC operation in the six-month period ended June 2012 primarily on ore reserve development. Sibanye Gold spent approximately R2.300 million on capital expenditures at the KDC operation in the financial year ended December 2011, primarily on the Shaft No. 4 (West) pillar extraction, metallurgical growth plant, residential upgrades, and ore reserve development. Sibanye Gold has budgeted R2 661 million of capital expenditures at KDC for the financial year ended December 2012, principally for the Shaft No. 4 (East) expansion, Python growth plant, employee accommodation and ore reserve development.

Beatrix Operation

Introduction

The Beatrix operation is located in the Free State Province of South Africa, some 240 kilometres southwest of Johannesburg, near Welkom and Virginia, and comprises the Beatrix mine. Beatrix operates under mining rights covering a total area of approximately 16 800 hectares. Beatrix has four shaft systems, with five ventilation shafts to provide additional up-cast and down-cast ventilation capacity and is serviced by two metallurgical plants. It is a shallow to intermediate-depth mining operation, at depths between 700 metres and 2 200 metres below surface. Beatrix requires cooling infrastructure to maintain an underground working environment conducive to health and safety for workers at depth. The mine therefore has a refrigeration and cooling infrastructure in both its North and West Sections. The Beatrix mine has access to the national electricity grid and water, road and rail infrastructure and is located near regional urban centres where it can routinely obtain needed supplies. In the six-month period ended June 2012, Beatrix produced 4 939 kilogrammes of gold. In the financial year ended December 2011, Beatrix produced 10 787 kilogrammes of gold. As of 30 September 2012, Beatrix had approximately 9 300 employees and approximately 1 200 outside contractors.

History

Beatrix's present scope of operations is the result of the consolidation with effect from 1 July 1999 of two adjacent mines: Beatrix and Oryx. Gold mining commenced at Beatrix in 1985 and at Oryx in 1991.

Geology

The Beatrix mine exploits the Beatrix Reef, or BXR, at Shafts No. 1, 2 and 3, and the Kalkoenkrans Reef, or KKR, at Shaft No. 4 (the former Oryx mine). The reefs are developed on the Aandenk erosional surface and dip to the north and northeast at between four degrees and nine degrees.

In general, the BXR occurs at depths of between 570 metres and 1 380 metres and the KKR occurs at depths of between 1 800 metres and 2 200 metres. Both the BXR and KKR reefs are markedly channelised and consist of multi-cycle, upward fining conglomerate beds with sharp erosive basal contacts. A general east-west trending pay-zone, some 500 to 800 metres wide, has been identified east of Shaft No. 4 and is known as the main channel Zone 2. In addition, surface exploratory drilling, and underground development has confirmed the mineral reserves to the south of Beatrix's Shaft No. 4 main channel in Zone 5, which now represents the majority of the mineral reserves at the operation. Ongoing development and underground exploration drilling has continued over the past financial year so that all facies and structures have been updated and layouts and planning adapted. All new information is used as part of customary mine planning practices.

Mining

Beatrix is managed as three operational sections: the North Section (comprising Shaft No. 3), the South Section (comprising Shaft No. 2 and Shaft No. 1) and the West Section (comprising Shaft No. 4). No shafts were closed or opened in the financial year ended December 2011 or during the six-month period ended June 2012. A variety of activities including drilling are primarily powered by hydropower, as opposed to compressed air, with a majority of the mining equipment being run off a high-pressure water system. The benefits of the system include improved cooling underground and machine efficiency, lower noise levels and reduced electrical power usage.

Mining at Beatrix is based upon a scattered mining method with the North Section being the primary source of production. Management is focused on increasing development volumes at Shafts No. 3 and No. 4 to provide future mining flexibility and ore body definition. However, cessation of activities on some levels, as well as delays associated with water intersections and secondary support upgrading, resulted in a 21% decrease in main development volumes at Beatrix in the financial year ended December 2011, as compared to the financial year ended June 2010. The emphasis on development volumes is planned to continue in the financial year ending December 2012. Overall stoping volumes per month at Beatrix decreased by 13% between the financial year ended June 2010 and the financial year ended December 2011. The stoping volumes during the six-month period ended June 2012 were 7% lower than the six-month period ended June 2011.

During the six-month period ended June 2012, development volumes were in line with expectations although stoping volumes decreased year on year due to safety related stoppages and a lack of mining flexibility. Beatrix continues to investigate options to improve the mine call factor.

Based on the higher gold price received and in anticipation of improving gold prices in the longer term, a number of incremental expansion opportunities are being examined at Beatrix. For example, in the six-month period ended June 2012, ongoing improvements were made to rail tracks and ventilation, to increase the logistics capacity and support future mining volumes, and they are expected to continue into the financial year ending December 2013. Beatrix participates in the BPR program to, among other things, reduce energy and utility consumption. Beatrix also participates in a carbon credit programme, whereby it will earn carbon emission reduction credits by extracting underground methane. Such methane can also be used to generate electricity. See "Annexure 15: Risk Factors – Risks related to Sibanye Gold's business – Power stoppages, fluctuations and usage constraints may force Sibanye Gold to halt or curtail operations".

Detailed below are the operating and production results at Beatrix for the unaudited six-month period ended June 2012, the financial year ended December 2011, the six-month transition period ended December 2010 and the financial years ended June 2010 and 2009.

	Six-month Period ended June 2012	Financial year ended December 2011	Six-month Period ended December 2010	Financial year ended June 2010	Financial year ended June 2009
Production					
Tons ('000)	1 882	3 817	1 965	3 051	2 991
Recovered grade (g/t)	2.6	2.8	3.2	4.0	4.1
Gold produced (Kg)	4 939	10 787	6 282	12 188	12 164
Results of operations (R million)					
Revenues	2 079.5	4 010.3	1 849.7	3 218.7	3 055.2
Total cash costs	1 317.7	2 395.5	1 206.8	2 198.2	1 943.8
Cash profit[1]	761.8	1 614.8	642.9	1 020.5	1 111.4
Cost per kilogramme of gold (R)					
Total cash costs per kilogramme	266 795	222 073	192 104	180 358	159 799
Notional cash expenditure per kilogramme of gold produced (R)[2]	328 184	279 957	244 842	239 867	219 254

Notes:

(1) Cash profit represents revenues less total cash costs.

(2) For a detailed calculation of Beatrix's NCE for the six-month period ended June 2012 and the financial years ended December 2011 and June 2010, see "Annexure 2: Management Discussion and Analysis of the Financial Statements".

Total tons milled decreased to 1.9 million tons in the six-month period ended June 2012. The decrease was primarily due to flexibility constraints at the underground operations and limited availability to mill surface material due to a faulty gear box at one plant. Gold production was 4 939 kilogrammes in the six-month period ended June 2012. The overall recovered grade in the six-month period ended June 2012 decreased marginally due to a lower proportion of higher underground ore.

Beatrix processed 0.8 million tons of low grade material during the six-month period ended June 2012. The increase in total cash cost per ounce of gold and total production costs per ounce of gold between the six-month periods ended June 2011 and June 2012 resulted primarily from the increase in operating costs and amortisation costs and the lower production.

The Beatrix mine is engaged in underground and surface mining, and thus is subject to all of the underground and surface mining risks discussed in "Annexure 15: Risk Factors". The primary safety risks at Beatrix are falls of ground, tramming accidents, winches, ventilation control and flammable gas explosions. Beatrix does experience seismic events and, while the seismic risk is much lower at Beatrix than it is at KDC, the operation manages these events with a seismic network consisting of several geophones.

The focus of training at Beatrix remains on addressing the predominant causes of incidents, namely falls of ground, tramming and winches/rigging, which are part of a formal remedial action tracking system. Methane hazard awareness training also remains an area of focus.

The mine has an ongoing methane management system which includes the declaration by competent ventilation staff of certain locations as hazardous, methane emission rate monitoring and ongoing awareness campaigns as well as the deployment of gas, velocity and fan sensors connected to an electronic telemetry system to act as early warning. These safety systems are monitored on a 24-hour basis from a central control room from which action is taken in the event of alarm.

There were two fatalities at Beatrix in the six-month period ended June 2012 as compared to three fatalities in the six-month period ended June 2011. One of these two fatalities was the result of a shaft conveyance incident and one was due to a drilling accident. Although there were five fatalities at Beatrix in the financial year ended December 2011, Beatrix experienced no shaft closures for any material length of time due to accidents. One fatality was the result of a scraper winch accident, two fatalities resulted from gravity related falls of ground, one fatality was due to drilling into a misfire and the other fatality was the result of a rail bound equipment accident. During the six-month periods ended June 2012 and June 2011, the lost time injury frequency rate was 3.62 and 1.85 lost time injuries for every million hours worked, respectively. On a calendar year basis, the lost time injury frequency rate for the financial year ended December 2011 was 2.34 lost time injuries for every million hours worked compared to 3.31 lost time injuries for every 1 million hours worked in calendar 2010. In the six-month period ended June 2012 the fatal injury frequency was 0.16 fatalities for every million hours worked while the rate in the six-month period ended June 2011 was 0.24 fatalities for every million hours worked. In the financial year ended December 2011, the fatal injury frequency rate was 0.19 fatalities for every million hours worked while the rate was 0.18 in the financial year ended June 2010. Since 30 June 2012, there have been four fatalities at Beatrix to date.

In the financial year ended December 2011, Beatrix was affected by a work stoppage for five days when the NUM called for a national stay away. There were two work stoppages during the six-month period ended June 2012 related to fatal accidents. Since 30 June 2012, Beatrix, like several other South African gold mining operations, was affected by work stoppages that had an impact on much of the South African mining industry. Workers at Beatrix West went on strike on 21 September 2012 and workers at Beatrix North and South went on strike on 24 September 2012. On 16 October 2012, the strike at Beatrix North and South ended. On 18 October 2012, the strike at Beatrix West ended. See "Annexure 15: Risk Factors – Risks related to Sibanye Gold's business – Sibanye Gold's operations and profits may be negatively affected by union activity and new and existing labour laws."

The total shaft hoisting capacities of Beatrix are detailed below.

Shaft system	Hoisting capacity
	(tons/month)
No. 1	138 000
No. 2	138 000
No. 3	170 000
No. 4	120 000

Assuming that Sibanye Gold does not increase or decrease mineral reserves estimates at Beatrix and that there are no changes to the current life of mine plan, Beatrix's December 2011 proven and probable Reserves of 5.0 million ounces of gold will be sufficient to maintain production through to approximately the 2025 financial year. However, as discussed in "Annexure 15: Risk Factors" there are numerous factors which can affect mineral reserve estimates and the mine plan, which could thus materially change the life of mine.

Beatrix achieved full compliance certification under the International Cyanide Management Code in July 2009.

Processing

The following table sets forth the year of commissioning, processing techniques and processing capacity per month, as well as average tons milled per month and metallurgical recovery factor during the six-month period ended June 2012, for each of the plants at Beatrix.

Processing techniques

Plant	Year commis-sioned[1]	Comminution phase	Treatment phase	Capacity[1]	Average milled for the six-month period ended June 2012	Approximate recovery factor for the six-month period ended June 2012[2]
				(tons/month)	(tons/month)	
No. 1 Plant	1983	SAG milling	CIP treatment	246 000	193 883	95.24%
No. 2 Plant	1992	SAG milling	CIP treatment	130 000	119 850	88.65%

Notes:

(1) Nameplate capacity. Plant/Mill nameplate capacities are based on a number of operating assumptions, including assumptions regarding the blend of soft and hard ores processed, that can change and which may result in an increased level of throughput over and above the designed nameplate capacity.

(2) Percentages are rounded to two decimal places.

In the six-month period ended June 2012 and in the financial year ended December 2011, the Beatrix plants collectively extracted approximately 93.9% and 95.4% of gold contained in ore delivered for processing, respectively.

Capital Expenditure

Sibanye Gold spent approximately R318 million on capital expenditures at the Beatrix operation in the six-month period ended June 2012, primarily on ore reserve development. Sibanye Gold spent approximately R611 million on capital expenditures at the Beatrix operation in the financial year ended December 2011, primarily on ore reserve development, the methane project and changes to employee hostel accommodations. Sibanye Gold budgeted R739 million on capital expenditures at Beatrix in the financial year ending December 2012, primarily on ore reserve development, and continuing hostel accommodation changes.

There are no government protections or any investment encouragement law affecting the Company.

Lost Time Injury Frequency Rate and Fatal Injury Frequency Rate

The following tables set out the lost time injury frequency rate and fatal injury frequency rate data for KDC and Beatrix for the last five calendar years.

Lost Time Injury Frequency Rate at Sibanye Gold's Operations



Fatal Injury Frequency Rate at Sibanye Gold's Operations



3.4 **Sibanye Gold group structure**

Organisational structure

Sibanye Gold is a holding company with its significant ownership interests organised as set forth below. Currently, Sibanye Gold comprises all of the South African operations of Gold Fields, apart from South Deep.

Sibanye Gold Structure(1)(2)



Sibanye Gold
KDC West Mine
KDC East Mine
Beatrix Mine
Golden Oils (Pty) Ltd.
Gold Fields Security Ltd.
Gold Fields Shared Services (Pty) Ltd.
90%
Living Gold (Pty) Ltd.
M Janse Van Rensburg (Pty) Ltd.
95%
ORYX Ventures (Pty) Ltd.
66%
GTSM
Agrihold (Pty) Ltd.
95%
Bushbuck Ventures (Pty) Ltd.
Golden Hytec Farming (Pty) Ltd.
Witwatersrand Deep Inv. Ltd.
West DrieFontein Gold Mining Co. Ltd.
St. Helena Hospital (Pty) Ltd.
Gold Fields Trust (Pty) Ltd.
Trustees
GFTS Trust
Gold Fields Business Leadership Academy (Pty) Ltd.

Note:

(1) As of 31 October 2012, unless otherwise stated, all subsidiaries are, directly or indirectly, wholly-owned by Sibanye Gold.

(2) Ovals are not incorporated entities but operating assets or trusts.

(3) KDC West, KDC East and Beatrix are operational mines. The other subsidiaries in the Sibanye Gold Group either provide ancillary services or are dormant.

3.5 **Business strategy**

As with any responsible mining company, the safety of employees is of the highest priority. A core operational objective of Sibanye Gold is to achieve an environment of zero harm by mitigating the risks associated with deep underground mining. In addition to mining safely, Sibanye Gold's principal strategic objective is to mine its assets at KDC and Beatrix efficiently and profitably, while seeking synergistic, value-accretive opportunities for the long-term benefit of its shareholders and other stakeholders.

Therefore, the Board will focus on:

- **Operational optimisation of existing assets**

  For the most effective and efficient operation of its assets, it is important for Sibanye Gold to maintain a broadly stable production level at the mines. This has been an increasing challenge given the operating environment faced in South Africa, and the fact that these are deep-level mines which have been in production for over 30 years. While Sibanye Gold does not intend to target any specific level of production, it is committed to maintaining predictability in production while achieving acceptable margins in order to consistently generate free cash flows that provide leverage to the gold price. This will be achieved through a focus on improving production from the more profitable areas of the mining operations whilst scaling production back at less profitable areas. Emphasis will be placed on containing capital and operating costs, in particular reviewing all overhead and service support structures to ensure that they are properly staffed and completely focused on supporting production.

  Sibanye Gold has a knowledgeable and experienced operational team and executive management with a long history of operating mines in a safe and cost-effective manner. With their focus directed at the specific opportunities and challenges at KDC and Beatrix this team will be better able to deliver on Sibanye Gold's core objectives. Furthermore, under the leadership of the new CEO and the Executive Committee, Sibanye Gold will be strategically positioned to differentiate itself in the sector.

  The successful achievement of Sibanye Gold's strategic objectives will also position the operational management team to investigate the potential exploitation of mineralisation below the current infrastructure at KDC and incremental expansion at Beatrix thereby harnessing the potential to prolong the life of the Sibanye Gold mines and helping to sustain the generation of value to Sibanye Gold's shareholders and other stakeholders.

- **Selective pursuit of synergistic opportunities**

  Sibanye Gold intends to selectively pursue synergistic opportunities which it believes to be value accretive, with a view to leveraging infrastructure and processing capacity at Sibanye Gold's existing mines and processing hubs. The combination of Sibanye Gold's operational expertise, management experience and significant mineral reserve base is expected to position Sibanye Gold well to participate in the potential consolidation of the South African gold industry. Sibanye Gold will seek to build on its established presence in the South African gold industry and leverage management's expertise and understanding of the regional geology and operations to identify potential opportunities. These opportunities may be sought through the acquisition of suitable companies, development projects or assets or the creation of joint ventures.

In particular, in recent years, there has been an emergence of a number of mid-tier gold companies within the South African mining industry. Gold Fields' board of directors believes that a period of consolidation may occur in the near term as companies seek to combine contiguous ore bodies in order to improve productivity through mining and processing synergies. A number of the assets of these companies may give rise to opportunities for Sibanye Gold to benefit from operational and cost synergies by utilising excess capacity or geological proximity. Sibanye Gold will exercise financial discipline in the valuation of potential targets and structuring of any transaction. Acquisitions will only be considered where there is a clear and compelling case for increased long term shareholder and stakeholder value.

Consistent with this belief of extracting value through synergy, Sibanye Gold and Gold One International have commenced an investigation into the feasibility of a possible joint venture that will seek to reprocess the combined tailings of the two companies for their gold and uranium content. These discussions are in a preliminary stage, no agreements have been reached and there can be no assurance that the discussions will conclude in a transaction.

- **Attractive shareholder value**

The Board is committed to delivering value to its shareholders. The Sibanye Gold assets have historically generated significant cash flows, which have been used throughout the Gold Fields Group, particularly in the capital programme at South Deep. As a separately listed entity, Sibanye Gold will no longer be called upon to support assets of the wider Gold Fields Group and can fully utilise its free cash flows for the benefit of its shareholders, including through its dividend policy.

3.6 Marketing

Refining and marketing

Sibanye Gold has appointed Rand Refinery, to refine all of Sibanye Gold's gold. Rand Refinery is a private company in which Sibanye Gold holds a 33.14% interest, with the remaining interests held by other South African gold producers.

Since 1 October 2004, Gold Fields' treasury department has arranged the sale of all the gold production from Sibanye Gold's operations. Rand Refinery will advise Gold Fields' treasury department on a daily basis of the amount of gold available for sale. Gold Fields' treasury department will sell the gold at a price benchmarked against the London afternoon fixing price. Two business days after the sale of gold, the buyer will deposit an amount in US dollars equal to the value of the gold at the London afternoon fixing price into Rand Refinery's nominated US dollar account. Rand Refinery will deduct refining charges payable by Sibanye Gold relating to such amount of gold and deposit the balance of the proceeds into the nominated US dollar account of Sibanye Gold. It is anticipated that Gold Fields' treasury department will continue with this function in accordance with the Transitional Services Agreement referred to in Annexure 12.

World Gold Council

Sibanye Gold supports and participates in the gold marketing activities of the World Gold Council, or WGC, and contributes to the WGC in support of its activities at a rate of $2 per ounce of the gold it produces.

Services

Mining activities require extensive services, located both on the surface and underground at the mines. Services include:
- mining-related services such as engineering, rock mechanics, ventilation and refrigeration, materials handling, operational performance evaluation and capital planning;
- safety and training;
- housing and health-related services, including hostel and hospital operations;
- reserves management, including sampling and estimation, geological services, including mine planning and design, and mine survey;
- metallurgy;
- equipment maintenance; and
- assay services.

Most of these services are and will, post Unbundling, be provided directly by Sibanye Gold, either at the operational level or through the regional structures, although some are provided by third-party contractors.

Transitional services agreement

Following the Unbundling, Sibanye Gold expects that Gold Fields and Sibanye Gold will continue to provide services to each other as described in a transitional services agreement. These services may include corporate functions and infrastructure support, purchasing and benefit management, treasury and finance, internal audit, legal, tax and insurance advice, compliance regarding internal controls and information technology functions, on a transitional basis for a period of up to 12 months.

Revenues

All of Sibanye Gold's revenues are derived from the sale of gold. As a result, Sibanye Gold's revenues are directly related to the price of gold. Historically, the price of gold has fluctuated widely. The price of gold is affected by numerous factors over which Sibanye Gold does not have control. See "Annexure 15: Risk Factors – Risks related to Sibanye Gold's business – Changes in the market price for gold which in the past has fluctuated widely, affect the profitability of Sibanye Gold's operations and the cash flows generated by those operations". The volatility of the price of gold is illustrated in the following table, which shows the annual high, low and average of the closing price of gold per INet Bridge:

Gold	Price per kilogramme (R/kg) [(1)]		
	High	Low	Average
2007	183 705	140 152	157 139
2008	277 305	185 662	229 378
2009	321 357	232 505	260 960
2010	316 213	257 746	287 353
2011	465 179	294 501	368 244
2012 (through to the Last Practicable Date)	501 990	403 021	439 588

Note:

(1)   Rounded to the nearest Rand.

On the Last Practicable Date, the closing price of gold was R471 156 per kilogramme.

As a general rule, Sibanye Gold sells the gold it produces at market prices to obtain the maximum benefit from prevailing gold prices and does not enter into hedging arrangements such as forward sales or derivatives which establish a price in advance for the sale of its future gold production. Hedges can be undertaken in one or more of the following circumstances: to protect cash flows at times of significant capital expenditures; for specific debt servicing requirements; and to safeguard the viability of higher cost operations. At 30 June 2012 and 31 December 2011, Sibanye Gold had no outstanding hedges. See "Annexure 13: Sibanye Gold's Risk Management – Commodity Price Sensitivity". Significant changes in the price of gold over a sustained period of time may lead Sibanye Gold to increase or decrease its production in the near-term, which could have a material impact on Sibanye Gold's revenues.

Sibanye Gold's Realised Gold Prices

The following table sets out the average, the high and the low closing price per kilogramme of gold and Sibanye Gold's average Rand realised gold price during the six-month periods ended June 2012, the six-month transition period ended 31 December 2010 and the financial years ended 31 December 2011, 30 June 2010 and 30 June 2009. Sibanye Gold's average realised gold price per kilogramme is calculated using the actual price per kilogramme of gold received on gold sold.

Realised Gold Price[(1)]	Six-month period ended June 2012	Six-month transition period ended December 2010	Financial year ended		
			December 2011	June 2010	June 2009
Average	420 492	295 610	368 244	265 121	252 306
High	403 021	316 213	465 179	311 293	321 357
Low	443 736	272 960	294 501	232 505	194 657
Sibanye Gold's average realised gold price[(2)]	420 143	294 766	369 139	264 231	252 991

Notes:

(1)   Prices stated per kilogramme.

(2)   Sibanye Gold's average realised gold price differs from the average gold price due to the timing of its sales of gold within each year.

3.7   **Material contracts**

"Annexure 12" to this Pre-Listing Statement sets out:

* Material contracts that have been entered into by the Company or its subsidiaries during the two years preceding the Last Practicable Date or before that date and which remain outstanding in any respect, other than in the ordinary course of business. This includes the agreements in respect of BBBEE transactions; and

* Contracts entered into at any time prior to the two years preceding the Last Practicable Date other than in the ordinary course of business that contain obligations or settlements material to the Company or its subsidiaries as at the Last Practicable Date.

There are no existing or proposed contracts relating to royalties or secretarial or technical fees payable by the Company.

US$1 billion Notes Issue due 2020

On 7 October 2010, Orogen issued US$1 000 000 000, 4.875% guaranteed Notes due 7 October 2020. The payment of all amounts due in respect of the Notes was unconditionally and irrevocably guaranteed on a joint and several basis by the Guarantors. The Notes and guarantees constitute direct, unsubordinated and (subject to the negative pledge provisions) unsecured obligations of Orogen and the Guarantors, respectively, and rank equally with all other present and future unsecured and unsubordinated obligations of Orogen and the Guarantors, respectively, from time to time outstanding.

Following announcement of the Unbundling, Sibanye Gold will continue to be a Guarantor of the Notes and, if there is any default by Orogen or the other Guarantors related to the Notes, Sibanye Gold may become liable for the full amount of Orogen's outstanding obligations. Each of Gold Fields and the other Guarantors have entered into an Indemnity Agreement in favour of Sibanye Gold in order to indemnify Sibanye Gold against any loss caused to Sibanye Gold in circumstances where Sibanye Gold is required to make a payment to noteholders of the trustee of the Notes by virtue of its guarantee of the Notes on or after the Unbundling.

The negative pledge provisions under the Notes will not allow Sibanye Gold to create or permit to subsist any encumbrance (except for certain permitted encumbrances) over any of its assets to secure any capital markets indebtedness (i.e. indebtedness for money borrowed in the form of bonds, notes, debentures, loan stock or other similar securities that are, or are capable of being, quoted, listed or ordinarily dealt with in any stock exchange, over the counter or other securities market, having an original maturity of at least 365 days from its date of issue) unless, at the same time, or prior thereto, its obligations under the Notes are secured equally and rateably therewith or have the benefit of such other security as shall be approved by the noteholders.

3.8 **Principal immovable properties**

Sibanye Gold's operations as of 30 June 2012 comprised the following:

Sibanye Gold's operative mining areas as of 30 June 2012

Operation	Size
	(hectares)
KDC	28 648
Beatrix	16 821

Sibanye Gold owns premises in Libanon, South Africa (which it is envisaged will become the Corporate Headquarters post the Unbundling).

The MPRDA, came into operation on 1 May 2004, transferred ownership of mineral resources to the South African people, with the State acting as custodian. Mining companies are required to apply for the right to mine and/or prospect. In November 2006, the South African Department of Minerals and Energy approved the conversion of Sibanye Gold's mining rights under the former regulatory regime at Driefontein and Kloof (both now part of KDC) and Beatrix into rights under the new regime. All of Sibanye Gold's South African mines have their new order mining rights.

Sibanye Gold also owns most of the surface rights with respect to its mining properties. Where Sibanye Gold conducts surface operations on land the surface rights of which it does not own, it does so in accordance with applicable mining and property laws. In addition, Sibanye Gold owns prospecting and surface rights contiguous to its operations. As required under the MPRDA, Sibanye Gold has registered its surface rights utilised for mining purposes. Sibanye Gold has received prospecting rights on properties which it has identified as being able to contribute, now or in the future, to its business and is in the process of converting those prospecting rights to mining rights under the MPRDA. See "Annexure 14".

Sibanye Gold also holds title to numerous non-mining properties in South Africa, including buildings, shops, farmland and hospitals, and is the registered owner of approximately 55 341 hectares of land in the Gauteng and Free State Provinces.

3.8.1 **Property acquired or disposed**

Profit on disposal of property, plant and equipment was R0.4 million in the six-month period ended June 2012. The major disposals in the six-month period ended June 2012 related to sale of redundant assets at KDC. Profit on disposal of property, plant and equipment increased by R2.6 million or 153%, from R1.7 million in the financial year ended June 2010 to R4.3 million in the financial year ended December 2011.

The major disposals in the financial year ended December 2011 related to the sale of redundant assets at KDC and, in the financial year ended June 2010, related to the sale of surplus housing at Beatrix and redundant assets at KDC.

Profit on disposal of property, plant and equipment was R2.5 million in the six-month transition period ended December 2010. The disposals related to the sale of equipment at KDC.

3.9 **Subsidiaries owned by Sibanye Gold**

The KDC and Beatrix operations, along with the subsidiaries set out in Annexure 5 are owned by Sibanye Gold.

3.10 **Royalties payable**

The Royalty Act was promulgated on 24 November 2008 and came into operation on 1 March 2010. The Royalty Act imposes a royalty on refined and unrefined minerals payable to the South African government.

The royalty in respect of refined minerals (which include gold and platinum) is calculated by dividing earnings before interest and taxes, or EBIT, by the product of 12.5 times gross revenue calculated as a percentage, plus an additional 0.5%. EBIT refers to taxable mining income (with certain exceptions such as no deduction for interest payable and foreign exchange losses) before assessed losses but after capital expenditure. A maximum royalty of 5% is levied on refined minerals.

The royalty in respect of unrefined minerals (which include uranium) is calculated by dividing EBIT by the product of 9 times gross revenue calculated as a percentage, plus an additional 0.5%. A maximum royalty of 7% is levied on unrefined minerals.

Where unrefined mineral resources (such as uranium) constitute less than 10% in value of the total composite mineral resources, the royalty rate in respect of refined mineral resources may be used for all gross sales and a separate calculation of EBIT for each class of mineral resources is not required. For Sibanye Gold, this means that currently it will pay a royalty based on the refined minerals royalty calculation as applied to its gross revenue. The rate of royalty tax payable for the six-month period ended 30 June 2012 and financial year ended December 2011 was approximately 2.2% and 1.7% of revenue, respectively.

PART 4: REGULATORY ENVIRONMENT

Through a process of consultation and negotiation with regulatory authorities and representative bodies, Sibanye Gold is compliant with various regulatory statutes. Please refer to "Annexure 14" for more details.

PART 5: EMPLOYEES

5.1 Number of permanent employees

Employees

The total number of permanent employees, excluding employees of outside contractors, as at the end of the last three financial years at each of the operations owned by Sibanye Gold as of those dates was:

	As of[1][2]			
	30 June 2009	30 June 2010	31 December 2010	31 December 2011
South Africa				
KDC	36 300	35 300	32 100	26 300
Beatrix	11 800	11 200	10 500	9 200
Corporate[3]	2 300	2 500	2 400	2 500
Total	50 400	49 000	45 000	38 000

Notes:

(1)   These employee numbers are rounded to the nearest 100.

(2)   The employee numbers do not include contractors that are not on the payroll. As at 30 September 2012, Sibanye Gold employed approximately 5 405 outside contractors not on payroll.

(3)   Includes all support services.

PART 6: BEE COMPLIANCE

Sibanye Gold scorecard and compliance with Mining Sector Charter

Mining companies are required to monitor and evaluate their compliance to the Amended Mining Charter, and must submit annual compliance reports to the DMR.

The Scorecard attached to the Amended Mining Charter, makes provision for a phased-in approach for compliance with the targets outlined in "Annexure 14", over the period ending in 2014. For measurement purposes, the Scorecard allocates various weightings to the different elements of the Amended Mining Charter.

The mining industry in South Africa has questioned the legal status of the Mining Charter and the Amended Mining Charter and argues that these documents are merely guidelines which do not form part of the MPRDA. Accordingly there is uncertainty relating to the enforceability of the Mining Charter and the amended Mining Charter.

The acquisition by Mvela Resources, through its wholly-owned subsidiary Mvela Gold, of a 15% shareholding in Sibanye Gold, the corporate entity which held Gold Fields' South African mining assets at the time, for a cash consideration of R4 139 million, was effected in March 2009 for Gold Fields to comply with the 15% HDSA minimum ownership guideline within five years of the Mining Charter coming into effect. Immediately upon receipt of the Sibanye Gold shares, Mvela Gold exercised its right to exchange the Sibanye Gold shares for 50 million new Gold Fields shares. Pursuant to the above transactions, Mvela Gold owned approximately 7% of the listed shares of Gold Fields and Gold Fields again owned 100% of Sibanye Gold. As at 31 January 2011, Mvela Gold had sold or distributed to its shareholders all its remaining shares of Gold Fields and ceased to be a shareholder of Gold Fields and its subsidiaries, or the Gold Fields Group. During the six-month transition period ended December 2010, Gold Fields completed three further empowerment transactions which ensured Gold Fields' compliance with the 2014 BBBEE equity ownership guidelines. These transactions included an Employee Share Option Plan, or ESOP, housed through the Thusano Share Trust for 10.75% of Sibanye Gold (represented by 13.5 million unencumbered Gold Fields shares with full voting rights); a BBBEE transaction for 10% of South Deep with a phased in participation over 20 years and a BBBEE transaction for a further 1% of Sibanye Gold, excluding South Deep. The three transactions had a combined value of approximately R2.4 billion. Based on these transactions as implemented by Gold Fields, Sibanye Gold believes that it has met its black economic empowerment equity requirements and that the black economic empowerment status of Sibanye Gold will not be affected by the Listing and Unbundling.

PART 7: INFORMATION RELATING TO DIRECTORS AND SENIOR MANAGEMENT

DIRECTORS OF SIBANYE GOLD

The members of the Board as of the date of this Pre-Listing Statement are set forth below.

Name	Age	Position
Matthews S Moloko	47	Non-Executive Chair
Neal Froneman	53	Chief Executive Officer
Charl Keyter	39	Chief Financial Officer
Keith Rayner	56	Chair of the Audit Committee
Richard P Menell	57	Non-Executive Director
Jerry Vilakazi	51	Non-Executive Director

Each of the above mentioned prospective directors of Sibanye Gold has consented in writing to act as a director of Sibanye Gold and has signed a letter of appointment to that effect.

DIRECTORS AND EXECUTIVE OFFICERS

The Board must consist of no less than 4 and no more than 15 directors at any time.

The longest serving one-third of non-executive Directors must retire from office at each annual general meeting of Sibanye Gold. Retiring non-executive Directors may make themselves available for re-election and may be re-elected at the annual general meeting at which they retire. Executive Directors may be appointed as Directors by contract with Sibanye Gold for a maximum period of 5 years at any one time. The number of Directors serving under these contracts must at all times be less than one-half of the total number of Directors in office.

The Board may meet as it sees fit and set its own policies for adjourning and otherwise regulating meetings. Any Director may call a meeting of the Board at any time and must call a meeting if requested to do so by at least 2 Directors. The Memorandum of Incorporation further provides for the following:

- if a Director has a personal financial interest in a matter to be considered at a meeting of the Board, that Director is obliged to disclose that interest, must leave the meeting after making that disclosure and must not take part in the consideration of the matter. While absent from such meeting, the interested Director will nevertheless be regarded as being present for the purposes of determining a quorum, but will not be regarded as being present for the purpose of determining whether a resolution has sufficient support to be adopted. However, a Director who owns ordinary shares may vote his ordinary shares at a general meeting of shareholders in a transaction in which the Director is interested;

- a Director may not vote as a Director to determine his own compensation. The shareholders in a general meeting determine the fees for Directors in their capacity as such, from time to time. Any additional compensation, including compensation for additional services performed by the Director for Sibanye Gold's business or for other positions in Sibanye Gold or its subsidiaries, must be determined by a quorum of Directors whose compensation would not be affected by the decision; and

- the Directors are not required to hold shares in Sibanye Gold.

The Memorandum of Incorporation does not provide for a mandatory retirement age for Directors. However, the Board's charter specifies the retirement age to be 72 years of age.

Under section 303A.11 of the NYSE Listing Standards, foreign private issuers such as Sibanye Gold must disclose any significant ways in which their corporate governance practices differ from those followed by U.S. listed companies under the NYSE Listing Standards. Disclosure of the significant ways in which Sibanye Gold's corporate governance practices differ from practices followed by U.S. companies listed on the NYSE can be found on Sibanye Gold's website at www.sibanyegold.co.za.

The business address of all the Directors is Libanon Business Park, 1 Hospital Street (off Cedar Avenue), Libanon, Westonaria, 1779, South Africa, the address of Sibanye Gold's head office.

The Gold Fields audit committee has considered and satisfied itself of the appropriateness of the expertise and experience of the Chief Financial Officer, Charl Keyter.

DIRECTORS

The Directors as of the date of this Pre-Listing Statement are set out below.

Chairman

Matthews S Moloko (47) (South African) – BSc (Hons) and Certificate in Education, University of Leicester, Advanced Management Programme, Wharton

Mr Moloko was appointed a director of Gold Fields Limited on 25 February 2011 and shall resign on 31 December 2012. He is the executive Chair and Founder of Thesele Group and non-executive Chair of Alexander Forbes Group. He has worked at a number of financial services companies, including Brait and Old Mutual, where he was CEO of Old Mutual Asset Management until 2004. Other directorships include Sycom Property Fund and Aucap Limited. He is Chairman of the Nelson Mandela Foundation Investment Committee.

Chief Executive Officer

Neal Froneman (53) (South African) – Pr Eng BSc Mech Eng (Ind Opt) University of the Witwatersrand, BCompt UNISA

Mr Froneman has over 30 years of relevant operational, corporate development and mining industry experience. Mr Froneman was appointed CEO of Aflease Gold in April 2003. Aflease Gold through a series of reverse takeovers became Gold One International in May 2009. He was primarily responsible for the creation of Uranium One from the Aflease Gold uranium assets. During this period Mr Froneman was Chief Executive Officer of both Aflease Gold and Uranium One until his resignation from Uranium One in February 2008. Prior to joining Aflease Gold, Mr Froneman has also held executive and senior management positions at Gold Fields Limited, Harmony Gold Limited and JCI Limited.

Chief Financial Officer

Charl Keyter (39) (South African) – BCom, Johannesburg University; MBA Northwest University; ACMA and CGMA

Prior to being appointed Chief Financial Officer of Sibanye Gold, Mr Keyter was Vice President and Group Head of International Finance for Gold Fields Limited. Mr Keyter started his career with Gold Fields in February 1995 and has held various positions in the finance department within the group including Management Accountant at Libanon Gold Mine and Kloof Gold Mine and later Unit Manager Finance at Kloof Gold Mine. In 2005 Mr Keyter was appointed Unit Manager – Management Accounting in the Corporate Office and during this time he was the acting Senior Manager Finance for the Venezuela operation. Between late 2006 and 2009 he returned to South Africa and held the position of Senior Manager Finance for the Driefontein Mine and Head of Finance for the South African Region. In 2010, he was appointed as Head of Finance for the International operations of Gold Fields. He has more than 17 years mining experience.

Keith Rayner (56) (South African) – BCom, CTA, CA(SA)

Mr Rayner is a Chartered Accountant with a wealth of experience in corporate finance. He is Chief Executive Officer of KAR Presentations, an advisory and presentations corporation, which specialises in corporate finance and regulatory advice. Mr Rayner is an independent non-executive director of Goliath Gold Limited, Sabi Gold Limited and John Daniel Holdings Limited. He is a member of the JSE Limited's Issuer Regulation Advisory Committee. He was a member of the committee tasked with rewriting the South African Takeover Regulations in the new South African Companies Act. He is a non-practicing member of the Institute of Stockbrokers, a Fellow of the Institute of Directors, and was previously a member of various SAMREC and SAMVAL working groups and also a previous member of the Accounting Practices Committee.

Richard P Menell (57) (South African) – BA (Hons), MA (Natural Sciences, Geology) Trinity College Cambridge UK, MSc (Mineral Exploration and Management), Stanford University California

Mr Menell has been a director of Gold Fields since 8 October 2008. He has over 30 years experience in the mining industry. Previously, he has been the President and Member of the Chamber of Mines of South Africa, President and Chief Executive Officer of TEAL Exploration & Mining Inc., Chairman of Anglovaal Mining Limited and Avgold Limited, Chairman of Bateman Engineering and Deputy Chairman of Harmony Gold Limited and African Rainbow Minerals. He is currently a director of and senior advisor to Credit Suisse Securities Johannesburg, Weir Group Plc, the National Business Initiative and the Tourism Enterprise Partnership. Mr Menell is a Trustee of Brand South Africa and a Council Member of Business Leadership South Africa. He is also Chairman of the City Year South Africa Citizen Service Organization, the Carrick Foundation and the Palaeontoligal Scientific Trust.

Jerry Vilakazi (51) (South African) – BA (Unisa), MA (Thames Valley), MA (London), MBA

Mr Vilakazi is Chairman of Palama which he co-founded to invest in a diversified portfolio of sectors. He is the past Chief Executive Officer of Business Unity South Africa ("BUSA"). Prior to joining BUSA he was Managing Director of the Black Management Forum. In 2009 Mr Vilakazi was appointed to the Presidential Broad-Based Black Economic Empowerment Advisory Council and in 2010 was appointed as a Commissioner of the National Planning Commission. He was appointed Public Service Commissioner in 1999 and has played a critical role in shaping major public service policies in the new South Africa. He is the chairman of the Mpumalanga Gambling Board, Mpumalanga Economic Growth Agency and the State Information and Technology Agency. He is the non-executive chairman of Netcare Limited and holds non-executive directorships in Goliath Gold Limited; Blue Label Telecoms and General Health Group (UK).

Prescribed Officers

Peter L Turner (56) National Higher Diploma (NHD) Vaal Triangle Technikon SA, Mechanical Engineering; South African Mine Manager Certificate of Competency – Metalliferous; South African Mechanical Engineers Certificate of Competency. Executive Vice President, Head of South Africa region

Mr Turner was appointed as Executive Vice President, Head of South Africa region on 8 August 2011 and previously served as Executive Vice President Head of West Africa since 1 August 2009. He moved to Ghana in 2008 when he was appointed Vice President of Operations and before that he was the head of the Kloof mine in South Africa from 2005 and later the Driefontein mine. Prior to joining Gold Fields in 2005, he was Managing Director of Geita Gold Mining Limited in Tanzania from 2002 to 2005 and, before that, General Manager of East and West Africa Region for AngloGold Ashanti where he spent the majority of his career. He progressed through the ranks, starting as an engineering trainee at Vaal Reefs in 1975, later spending time in various managerial positions at numerous gold mining operations. Mr Turner has more than 34 years of experience in the mining industry.

Executive Officers

Sibanye Gold is currently managed by its Board. Neal Froneman (CEO) and Charl Keyter (CFO) have been appointed executive officers effective as of 1 January 2013.

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

No current member of the Board previously served Sibanye Gold exclusively and accordingly, no historical compensation for any of these persons is provided.

See below for details of Sibanye Gold's compensation policies, which will apply to the compensation provided to these persons in the future.

The Gold Fields audit committee of has considered and satisfied itself of the appropriateness of the expertise and experience of the Chief Financial Officer, Charl Keyter.

BOARD OF DIRECTORS AND SENIOR MANAGEMENT COMPENSATION POLICY

The key principles of Sibanye Gold's remuneration policy are to (a) support the execution of Sibanye Gold's business strategy, (b) provide competitive rewards to attract, motivate and retain highly skilled executives, and (c) ensure remuneration arrangements are equitable and facilitate the deployment of people across Sibanye Gold's operations.

The elements of this policy are expected to include a guaranteed remuneration package, an annual bonus based on certain performance conditions and a share scheme plan described below. Prior to their appointment on 1 January 2013, Directors and executive officers of Sibanye Gold have not been paid any form of compensation by Sibanye Gold.

The following remuneration shall be payable to non-executive directors of the Company with effect from 1 January 2013:

	Per Annum
The Chair of the Board	R1 500 000
Members of the Board (excluding the Chair of the Board)	R793 000
The Chair of the Audit Committee	R287 000
The Chairs of the Nominating and Governance Committee, Remuneration Committee, Social and Ethics Committee and Safety, Health and Sustainable Development Committee (excluding the Chair of the Board)	R177 000
Members of the Audit Committee (excluding the Chair of the Board)	R149 000
Members of the Nominating and Governance Committee, Remuneration Committee, Social and Ethics Committee and Safety, Health and Sustainable Development Committee (excluding the Chair of the Board)	R112 000

SHARE OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

All Sibanye Gold shares are currently held by Gold Fields. Therefore, no shares of Sibanye Gold are held by its Directors or senior management.

Share options and restricted shares outstanding relating to Gold Fields are held by Sibanye Gold directors and prescribed officers. Upon completion of the Unbundling, individuals holding these shares will receive a *pro rata* distribution of Sibanye Gold shares.

Name	Options to purchase ordinary shares	Share appreciation rights (SARS)	Restricted shares	Options/SARS exercise price	Expiration/ Settlement date
				(in Rand)	
Peter Turner	15 000	–	–	89.8	22 June 2013
	–	4 800	–	124.19	1 March 2013
	–	8 550	–	107.59	3 March 2014
	–	8 550	–	103.99	2 June 2014
	–	6 650	–	109.66	2 March 2015
	–	–	10 681	–	1 September 2013
	–	5 500	–	99.87	1 September 2015
	–	–	37 146	–	1 March 2015
	–	22 350	–	89.76	1 March 2016
	–	–	25 575	–	1 March 2013
	–	12 150	–	119.15	1 March 2017
	–	–	13 900	–	1 March 2014
Neal Froneman	–	–	80 383	–	1 January 2016
Charl Keyter	–	–	2 915	–	1 September 2013
	–	–	8 512	–	1 March 2015
	–	9 600	–	89.76	1 March 2016
	–	–	5 475	–	1 March 2013
	–	7 650	–	119.15	1 March 2017
	–	–	4 350	–	1 March 2014
	–	6 300	–	103.99	2 June 2014
	–	4 750	–	109.66	2 March 2015

The following sets forth, to the knowledge of Sibanye Gold's management, the total amount of ordinary shares of Gold Fields directly or indirectly owned by the Directors and executive officers of Sibanye Gold as of the date of this Pre-Listing Statement:

Holder	Ordinary shares	Percentage
Mr Charl Keyter	6 196	0.00085%
Mr Peter Turner	13 689	0.0019%
Total (One Director and one Executive Officer)	19 885	0.00272%

The above Director and Executive Officer will be entitled to Sibanye Gold shares in a ratio of one as to one, on the Record Date.

THE 2013 SHARE PLAN

With effect from the date of the Unbundling, Sibanye Gold will have in place a new share plan of its employees, or the 2013 Share Plan. The new share plan will consist of two equity instruments: (i) restricted shares (bonus shares) and (ii) performance shares.

The number of performance shares to be awarded to an employee will be based on the employee's annual salary, grade and performance. The performance shares are expected to be settled on the third anniversary of the award date.

Based on the rules of the 2013 Share Plan, the actual number of performance shares which will be settled to a participant three years after the original award date will be determined by Sibanye Gold's performance measured against the individual performance of five other major gold mining companies (referred to as the peer group and made up of AngloGold Ashanti Limited, Gold Fields, Harmony Gold Mining Company Limited, Pan African Resources and African Barrick) based on the relative change in the Sibanye Gold share price compared to the respective US dollar share prices of the individual companies within the peer group. For performance share awards to be settled to executives, an internal Company performance target is required to be met before the external relative measure is applied. The target performance criterion is expected to be set at 85% of Sibanye Gold's expected gold production over the three-year measurement period as set out in the business plans of Sibanye Gold as approved by the Board. Only once the internal measure has been achieved, will the external measure (Sibanye Gold's share price performance measured against the above mentioned peer group) be applied to determine the scale of vesting of awards of performance shares.

The aggregate number of Sibanye Gold's issued ordinary share capital reserved for issuance under the share scheme described above shall not exceed 35 309 563 shares (which represents approximately 5% of the number of shares that will be in issue in Sibanye Gold on Listing). This percentage may only be amended with the approval of shareholders in general meeting and the JSE.

EXECUTIVE DIRECTORS' TERMS OF EMPLOYMENT

As noted, Sibanye Gold is currently managed by the Board. Executive officers have been appointed effective as of 1 January 2013.

It is expected that the executive Directors' terms of employment will reflect Sibanye Gold's principles of the compensation policy and will be competitive with those of similar companies. It is expected that the terms of the executive directors employment will be as follows:

- Mr Neal Froneman (Executive Director and Chief Executive Officer) is party to an employment agreement with Sibanye Gold.
- Mr Charl Keyter (Executive Director and Chief Financial Officer) is party to an employment agreement with Sibanye Gold.

The terms and conditions of employment for each executive director are substantially similar, except where otherwise indicated below.

The annual gross remuneration package, or GRP, payable to the CEO and CFO for the 2013 financial year is expected to be as follows:

- CEO: Mr Neal Froneman; R7 000 000
- CFO: Mr Charl Keyter; R3 500 000

Under the employment contracts, the employment of an executive director will continue until terminated upon (i) 12 months notice by either party for the Chief Executive Officer and Chief Financial Officer, respectively or (ii) retirement of the relevant executive director (currently provided for at age 60 in the contract).

Sibanye Gold can also terminate the executive director's employment summarily for any reason recognised by law as justifying summary termination.

The value of the GRP payable in terms of the employment contract is to be allocated among the following benefits: (i) salary; (ii) compulsory retirement fund contribution (with contributions set at 20% of "Pensionable Emoluments", which are set at a rate between 50% and 100% of the GRP as elected by the executive director); (iii) voluntary participation in a vehicle scheme; (iv) compulsory medical coverage; and (v) compulsory Group Personal Accident Policy coverage. In addition, it is compulsory for the executive director to contribute 1% of his GRP to the Unemployment Insurance Fund, subject to any legislated contribution maximum at the time.

Prior to 1 January 2013, Mr Keyter earned R1 939 536 in accordance with his employment contract with Gold Fields Group Services Proprietary Limited.

Other Remuneration

In addition to the gross guaranteed remuneration payable, each executive director is entitled, among other things, to the following benefits under their employment contracts: (i) participation in the 2013 Share Plan; and (ii) consideration for an annual (financial year) incentive bonus based upon the fulfilment of certain targets set by the Board and an expense allowance.

The annual bonus for the financial year ending 31 December 2013 is expected to be set at a target of 65% of the value of the GRP for the CEO and 60% of the value of the GRP for the CFO, assuming fulfilment of all targets, with scope to award a lesser bonus if targets are not met, or a greater bonus, up to a further 65% of the GRP for the CEO and 60% of the value of the GRP for the CFO, if targets are exceeded.

The employment contracts also provide that, in the event of the relevant executive director's employment being terminated solely as a result of a "change of control" as defined below, and within 12 months of the change of control, the director is entitled to: (i) payment of an amount equal to twice his GRP; (ii) payment of an amount equal to the average of the incentive bonus percentages paid to the executive director during the previous two completed financial years; (iii) any other payments and/or benefits due under the contracts; (iv) payment of any annual incentive bonus he has earned during the financial year notwithstanding that the financial year is incomplete; (v) an entitlement, for two years after the date of termination, subject to the relevant rules of the 2013 Share Plan then in force, to retain and to exercise all share options allocated to him, including those which may not have vested at the date of such termination; and (vi) an entitlement to be settled with the performance shares and restricted shares allocated and awarded to him. The employment contracts further provide that these payments cover any compensation or damages the executive director may have under any applicable employment legislation.

A "change of control" for the above is defined as the acquisition by a third-party or concert parties of 30% or more of Sibanye Gold's ordinary shares.

In the event of the consummation of an acquisition, merger, consolidation, scheme of arrangement or other reorganisation, whether or not there is a change of control, if the executive director's services are terminated, the "change of control" provisions summarised above also apply.

Other than as disclosed in Part 7, there is no other remuneration or benefits paid to Directors.

There have been no fees paid or accrued as payable to a third party *in lieu* of Director's fees.

7.1 Directors' declarations

All of the Directors and persons who will be directors of Sibanye Gold at the time of the Listing have submitted duly completed directors' declarations in compliance with Schedule 21 of the Listings Requirements.

None of the Directors have declared:
- any bankruptcies, insolvencies, or individual voluntary compromise arrangements;
- any receiverships, compulsory liquidations, creditors' voluntary liquidations, administrations, company voluntary arrangements or any compromise or arrangement with creditors generally or any class of creditors of any company where the Director is or was a director with an executive function of such company at the time of or within the 12 months preceding any such event(s);
- any compulsory liquidations, administrations or partnership voluntary arrangements of any partnership where the Director is or was a partner at the time of or within the 12 months preceding such event(s);
- any receiverships of any asset(s) of the Director or of a partnership of which the person is or was a partner at the time of or within the 12 months preceding such event(s);
- any details of any public criticism of the Director by statutory or regulatory authorities, including recognised professional bodies, and whether the Director has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company;
- any offence involving dishonesty;
- details regarding the Director's removal from an office of trust, on the grounds of misconduct and involving dishonesty; and/or
- details of any court order declaring the Director delinquent or placing him under probation in terms of section 162 of the Companies Act and/or section 47 of the Close Corporations Act, 1984 (Act No. 69 of 1984) or disqualifying him to act as a Director in terms of section 219 of the Old Companies Act.

7.2 Directors' service contracts and restraint of trade payments

Executive Directors have no fixed-term service contracts and conditions of employment are governed by employment contracts. Executive Directors retire between the ages of 55 (early retirement) and 60. Pension and provident fund payouts are based on period of service and no provision is made for restraint of trade contract payments for executives. Directors are appointed in accordance with the Memorandum of Incorporation.

Borrowing Powers

The Directors may exercise all the powers of Sibanye Gold to borrow money and to give all or any part of its property as security whether outright or as security for any debt, liability or obligation of Sibanye Gold or of any third-party. Sibanye Gold has unlimited borrowing powers. Furthermore, the Board may create and issue debt instruments as contemplated in section 43(1)(a) of the Companies Act, on such terms and conditions and in such manner as the Board may from time to time determine, in accordance with the requirements of section 43 of the Companies Act, provided that, for so long as the Company is listed on the JSE, a debt instrument issued by Sibanye Gold may not grant special privileges regarding attending and voting at general meetings and the appointment of Directors, as contemplated in the Listings Requirements.

The Directors' borrowing powers may only be changed by special resolution of the shareholders amending the Memorandum of Incorporation.

The borrowing powers of the Directors have not been exceeded by the directors in the previous three years.

7.3 Directors' interests in transactions

None of the Directors, officers or major shareholders of Sibanye Gold or, to the knowledge of Sibanye Gold's management, their families, had any interest, direct or indirect, in any transaction during the last three financial years or in any proposed transaction which has affected or will materially affect Sibanye Gold or its investment interests or subsidiaries. None of the Directors or officers of Sibanye Gold or any associate of such Director or officer is currently or has been at any time during the past three financial years materially indebted to Sibanye Gold.

7.4 Information on Gold Fields directors signing off the Pre-Listing Statement

The Gold Fields directors, whose names are set out below collectively and individually, accept full responsibility for the accuracy of the information provided in this Pre-Listing Statement and certify that, to the best of their knowledge and belief, there are no other facts, the omission of which would make any statement in this Pre-Listing Statement false or misleading, and confirm that they have made all reasonable enquiries in this regard and confirm that this Pre-Listing Statement contains all information required by the Listings Requirements.
- Dr MA Ramphele
- NJ Holland
- PA Schmidt
- K Ansah
- CA Carolus
- R Dañino
- AR Hill
- D Lapus Lazaro
- RP Menell
- DN Murray
- DMJ Ncube
- RL Pennant-Rea
- GM Wilson

PART 8: CORPORATE GOVERNANCE AND KING CODE III

Sibanye Gold is committed to the principles of openness, integrity and accountability in its dealings with all stakeholders and supports the Code of Corporate Practices and Conduct as recommended by the King III Report on Corporate Governance. Sibanye Gold will operate in accordance with the corporate governance policies described in Annexure 9 to this Pre-Listing Statement.

It has been determined that Cain Farrel, has the competence, qualifications and experience to hold the position of Company Secretary of Sibanye Gold. Mr Farrel has been Company Secretary to the Company since 1 January 2013. He is not a director of Sibanye Gold.

The board of directors of Gold Fields are satisfied that Cain Farrel will provide guidance and assistance to Sibanye Gold in his capacity as Company Secretary, on an objective, arm's length basis, notwithstanding the fact that he will be a full time employee of Sibanye Gold. The board of Gold Fields have reached this conclusion as a consequence of their longstanding working relationship with the Company Secretary. This was confirmed in the evaluation of the performance of the Company Secretary.

PART 9: FINANCIAL INFORMATION

9.1 **Historical financial information for Sibanye Gold**

The historical financial information for Sibanye Gold for the reviewed interim six-month period ended 30 June 2012, audited year ended 31 December 2011, audited six-month period ended 31 December 2010 and reviewed years ended 30 June 2010 and 30 June 2009 is set out in "Annexure 1" to this Pre-Listing Statement.

Management discussion and analysis of the financial statements for the reviewed interim six-month period ended 30 June 2012 and audited year ended 31 December 2011 compared to year ended 30 June 2010 is set out in "Annexure 2" to this Pre-Listing Statement.

In 2010, Gold Fields, the parent of Sibanye Gold, changed its financial year end from 30 June to 31 December from December 2011 to align with Gold Fields' peers in the gold mining industry. As a result, Sibanye Gold changed its financial year end at the same time.

In addition, extracts from the unaudited historical financial information for Sibanye Gold for the three and nine month periods ended 30 September 2012 is set out in Annexure 20.

9.2 **Independent reporting accountants' report**

The independent reporting accountants' report on the historical financial information for the reviewed interim six-month period ended 30 June 2012, audited year ended 31 December 2011, audited six-month period ended 31 December 2010, and reviewed years ended 30 June 2010 and 30 June 2009, is set out in "Annexure 3" of this Pre-Listing Statement.

9.3 *Pro forma* **financial effects**

The table below sets out the unaudited *pro forma* financial effects of the proposed listing of Sibanye Gold and related transactions based on the interim financial results for the six-month period ended 30 June 2012.

The unaudited *pro forma* financial information of Sibanye Gold is the responsibility of the board of directors of Gold Fields Limited and has been prepared for illustrative purposes only to provide information about how the proposed listing of Sibanye Gold and related transactions may have affected Sibanye Gold's income statement and statement of financial position had it been undertaken on 1 January 2012 for the purposes of the *pro forma* income statement and on 30 June 2012 for the purposes of the *pro forma* statement of financial position.

The unaudited *pro forma* financial information has been prepared to give effect to the issuance of no par value ordinary shares and the settlement of net related party loans with the Gold Fields Group prior to and in anticipation of the Unbundling.

The unaudited *pro forma* financial information of Sibanye Gold has been prepared using the accounting policies that comply with IFRS and that are consistent with those applied in the preparation of the audited consolidated financial statements of Sibanye Gold for the year ended 31 December 2011.

The unaudited *pro forma* financial information was prepared for illustrative purposes only and may not, because of its nature, fairly present Sibanye Gold's financial position, changes in equity, and results of its operations or cash flows after the proposed listing of Sibanye Gold and related transactions. It does not purport to be indicative of what the financial results would have been, had the proposed listing of Sibanye Gold and related transactions been implemented on a different date.

The unaudited *pro forma* financial information of Sibanye Gold should be read in conjunction with the unaudited *pro forma* income statement and statement of financial position (Annexure 21) and the report of the independent reporting accountant (Annexure 22).

Rand ('000)	For the 6 month period ended 30 June 2012 Before the Listing	*Pro forma* adjustments	For the 6 month period ended 30 June 2012 After the Listing
Basic and diluted earnings per share	2 524.8000	(2 524.7965)	0.0035
Headline and diluted headline earnings per share	2 524.5000	(2 524.4965)	0.0035
Net asset value per share	(10 049.4000)	10 049.4136	0.0136
Net tangible asset value per share	(10 049.4000)	10 049.4136	0.0136

Notes:

(1) Detailed assumptions regarding the proposed listing of Sibanye Gold and related transactions are set out in Annexure 21 to this Pre-Listing Statement.

9.4 Dividends and dividend policy

Sibanye Gold may make distributions from time to time, provided that any such distribution is pursuant to an existing legal obligation of the Company or a court order or has been authorised by resolution of the Board and (save in the case of a *pro rata* distribution to all shareholders (except one which results in shareholders holding shares in an unlisted entity which requires the sanction of an ordinary resolution), cash dividends paid out of retained income, capitalisation issues or scrip dividends incorporating an election to receive either capitalisation shares or cash) has been sanctioned by ordinary resolution, and provided further that:

- dividends be paid to shareholders registered as at a date subsequent to the date of declaration or date of confirmation of the dividend, whichever is the later;
- it reasonably appears that the Company will satisfy the 'solvency and liquidity' test as set out in the Companies Act immediately after completing the proposed distribution;
- the board of directors of Gold Fields, by resolution, has acknowledged that it has applied the 'solvency and liquidity' test and has reasonably concluded that the Company would satisfy the 'solvency and liquidity' test immediately after completing the proposed distribution; and
- no obligation is imposed by Sibanye Gold, if it is a distribution of capital, that such capital be used to subscribe for shares in the Company at the instance of the Company.

The Company must complete any such distribution fully within 120 Business Days after the Board acknowledges that the 'solvency and liquidity' test has been applied as aforesaid, failing which it must again comply with the aforegoing.

The Company must hold all unclaimed distributions due to the shareholders of Sibanye Gold in trust indefinitely, but subject to the laws of prescription, and accordingly may release any distributions once the prescriptive period in relation to those dividends has expired.

All dividends paid by Sibanye Gold were historically paid to Gold Fields. The aggregate amounts of these distributions were Rnil, R424.9 million, R1 595.4 million, R917.1 million, R354.5 million and R2 433.3 million for the financial years ended 30 June 2007, 2008, 2009 and 2010, the six-month period ended December 2010 and the financial year ended December 2011, respectively.

The Board has adopted a dividend policy of between 25% and 35% of normalised earnings. Sibanye Gold defines normalised earnings as net earnings excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of result of associates after royalties and taxation.

In accordance with the Bridge Loan Facilities, Sibanye Gold is not entitled to distribute any dividends, shares or other assets to its shareholders without the consent of the majority lenders under the Bridge Loan Facilities, except for a final dividend in respect of the financial year ending December 2013 which will be limited to 25% of normalised earnings and will be payable only if Sibanye Gold's gross debt will not be more than R4 billion after such dividend payment.

Under South African law, Sibanye Gold will be entitled to pay a dividend or similar payment to the shareholders only if the 'solvency and liquidity' test set out in the Companies Act is met, and the Company is permitted to do so in terms of its Memorandum of Incorporation.

There is no arrangement under which future dividends are waived or agreed to be waived.

9.5 Material commitments, lease payments and contingent liabilities

9.5.1 *Material capital commitments*

Capital expenditure commitments at 30 June 2012	R'000
Contracted for	687.2
Total	687.2

The above capital expenditure commitments are in relation to hostel upgrades, mining activities and infrastructure. Sibanye Gold has no material expenditure commitments regarding intangible assets. Capital expenditure will be funded by a combination of external borrowings and cash flow from operations.

9.5.2 *Contingent liabilities (as at the Last Practicable Date)*

World Gold Council

Currently, Sibanye Gold, through Gold Fields, is a member of the WGC. In terms of the membership agreement, all members are responsible for certain costs, including ongoing costs on a three year rolling basis, winding up costs, if applicable, and various other contingent liabilities. Responsibility for any eventual liabilities is allocated in proportion to members' individual production relative to the total production of all members. To date, Gold Fields has not been allocated any responsibility for such liabilities.

US$1 billion Notes

On 30 September 2010, Orogen, issued US$1 000 000 000, 4.875% guaranteed Notes due 7 October 2020. The payment of all amounts due in respect of the Notes was unconditionally and irrevocably guaranteed on a joint and several basis by the Guarantors. The Notes and guarantees constitute direct, unsubordinated and (subject to the negative pledge provisions) unsecured obligations of Orogen and the Guarantors, respectively, and rank equally with all other present and future unsecured and unsubordinated obligations of Orogen and the Guarantors, respectively, from time to time outstanding.

Following announcement of the Unbundling, Sibanye Gold will continue to be a Guarantor of the Notes and, if there is any default by Orogen or the other Guarantors related to the Notes, Sibanye Gold may become liable for the full amount of Orogen's outstanding obligations. Each of Gold Fields and the other Guarantors have entered into an Indemnity Agreement in favour of Sibanye Gold in order to indemnify Sibanye Gold against any loss caused to Sibanye Gold in circumstances where Sibanye Gold is required to make a payment to noteholders or the trustee of the Notes by virtue of its guarantee of the Notes on or after the date on which the Unbundling takes place.

The negative pledge provisions under the Notes will not allow Sibanye Gold to create or permit to subsist any encumbrance (except for certain permitted encumbrances) over any of its assets to secure any capital markets indebtedness (i.e. indebtedness for money borrowed in the form of bonds, notes, debentures, loan stock or other similar securities that are, or are capable of being, quoted, listed or ordinarily dealt with in any stock exchange, over the counter or other securities market, having an original maturity of at least 365 days from its date of issue) unless, at the same time, or prior thereto, its obligations under the Notes are secured equally and rateably therewith or have the benefit of such other security as shall be approved by the noteholders.

Occupational health care services

Sibanye Gold provides occupational health care services to its employees through its existing facilities at the various operations. There is a risk that the cost of providing such services could increase in the future depending upon changes in the nature of underlying legislation and the profile of employees. Any such increased cost has not yet been quantified. Sibanye Gold is monitoring developments in this regard.

The principal health risks associated with Sibanye Gold's mining operations in South Africa arise from occupational exposure to silica dust, noise, heat and certain hazardous chemicals. The most significant occupational diseases affecting Sibanye Gold's workforce include lung diseases (such as silicosis, tuberculosis, a combination of the two and chronic obstructive airways disease, or COAD) as well as NIHL. The Occupational Diseases in Mines and Works Act, 78 of 1973, or ODMWA, governs the compensation paid to mining employees who contract certain illnesses, such as silicosis. Recently, the South African Constitutional Court ruled that a claim for compensation under ODMWA does not prevent an employee from seeking compensation from its employer in a civil action under common law (either as individuals or as a class). While issues, such as negligence and causation, need to be proved on a case by case basis, it is possible that such ruling could expose Sibanye Gold to claims related to occupational hazards and diseases (including silicosis), which may be in the form of a class or similar group action. If Sibanye Gold were to face a significant number of such claims and the claims were suitably established against it, the payment of compensation for the claims could have a material adverse effect on Sibanye Gold's results of operations and financial condition. In addition, Sibanye Gold may incur significant additional costs arising out of these issues, including costs relating to the payment of fees, levies or other contributions in respect of compensatory or other funds established (if any) and expenditures arising out of its efforts to resolve any outstanding claims or other potential action.

On 21 August 2012, a court application was served on a group of respondents that included Gold Fields and Sibanye Gold (the "August Respondents"). On 21 December 2012, a further court application was issued and is expected to be formally served on a number of respondents, including Gold Fields and Sibanye Gold, (the "December Respondents" and, together with the August Respondents, the "Respondents") during January 2013, on behalf of classes of mine workers, former mine workers and their dependents who were previously employed by, or who are currently employed by, amongst others, Gold Fields and Sibanye Gold and who allegedly contracted silicosis and/or other occupational lung diseases (the "Classes"). The court application of 21 August 2012 and the court application of 21 December 2012 are together referred to below as the "Applications".

These Applications request that the court certify a class action to be instituted by the applicants on behalf of the Classes. The Applications are the first and preliminary steps in a process where, if the court were to certify the class action, the applicants may, in a second stage, bring an action wherein they will attempt to hold the Respondents liable for silicosis and other occupational lung diseases and resultant consequences. In the second stage, the Applications contemplate addressing what the applicants describe as common legal and factual issues regarding the claim arising from the allegations of the entire Classes. If the applicants are successful in the second stage, they envisage that individual members of the Classes could later submit individual claims for damages against the respective Respondents. The Applications do not identify the number of claims that may be instituted against the Respondents or the quantum of damages the applicants may seek.

With respect to the application received on 21 August 2012, Gold Fields has filed a notice of its intention to oppose the application and has instructed its attorneys to defend the claims. Gold Fields expects to do the same once the application issued on 21 December 2012 is formally served on the December Respondents. Gold Fields and its attorneys are engaging with the applicants' attorneys in both Applications to try to establish a court-sanctioned process to agree the timelines, (including the date by which Gold Fields must file its papers opposing the Applications) and the possible consolidation of the separate applications. At this stage, neither Gold Fields nor Sibanye Gold can quantify their potential liability from these actions.

Acid mine drainage

Sibanye Gold has identified a risk of potential long term Acid Mine Drainage ("AMD"), on certain of its operations. AMD relates to the acidification and contamination of naturally occurring water resources by pyrite-bearing ore contained in underground mines and in rock dumps, tailings dams and pits on the surface. Sibanye Gold has not been able to reliably determine the financial impact that AMD might have on Sibanye Gold; however the Company has adopted a proactive approach by initiating studies and rehabilitation to focus on AMD risk management, with particular emphasis on avoiding the flooding of its mines post closure, through ongoing pumping arrangements.

9.5.3 *Sibanye Gold risk management*

Financial Risk Management

Sibanye Gold is exposed to market risks, including foreign currency, commodity price and interest rate risk associated with underlying assets, liabilities and anticipated transactions. Following periodic evaluation of these exposures, Sibanye Gold may enter into derivative financial instruments to manage some of these exposures. As part of its strategy, however, Sibanye Gold does not generally hedge against the risk of changes in the price of gold. For full details see "Annexure 13".

Material borrowings and loans (as at the Last Practicable Date)

Credit Facilities and Other Capital Resources

As at 30 June 2012, Sibanye Gold had committed, unutilised banking facilities of R7.7 billion (US$918 million) available under the following Gold Fields Group facilities, details of which are discussed below:

- R5.2 billion (US$620 million) available under the various US dollar committed revolving credit facilities; and
- R2.5 billion (US$298 million) available under various committed Rand revolving credit facilities.

As at 31 October 2012, Sibanye Gold had committed unutilised banking facilities of R7.4 billion (US$859 million) under the facilities described above. Substantial contractual arrangements for uncommitted borrowing facilities are maintained with several banking counterparties (counterparties include but are not limited to Investec Limited, Nedbank Limited, The Standard Bank of South Africa Limited and FirstRand Bank Limited) to meet Sibanye Gold's normal contingency funding requirements. As at the Last Practicable Date, Sibanye Gold was not in default under the terms of any of its outstanding credit facilities.

In the event that Sibanye Gold undertakes any acquisitions or incurs significant capital expenditure, it may need to incur further debt or arrange other financing to fund the costs, which may require obtaining the Lenders' consents under the Bridge Loan Facilities which could have an adverse effect on Sibanye Gold's liquidity, including increasing its level of debt.

Gold Fields Group obligations

Gold Fields Group has entered into various group facilities which are guaranteed by various Gold Fields Group companies. In some instances, Sibanye Gold was a borrower and/or a guarantor under these facilities. Sibanye Gold is a borrower and a guarantor of the following Gold Fields Group debt facilities, detail of which is set out in "Annexure 12: Material Contracts":

- a US$1.0 billion revolving credit facility provided by a syndicate of international banks and financial institutions, dated 20 June 2011;
- a US$500 million credit facility provided by a syndicate of international banks and financial institutions, dated 17 April 2012;
- a R500 million revolving credit facility advanced by FirstRand Bank Limited (acting through its Rand Merchant Bank division), dated 8 March 2010 (the "RMB Facility");
- a R1.0 billion credit facility advanced by The Standard Bank of South Africa, dated 9 December 2009 (the "SBSA Facility"); and
- a R2.0 billion revolving credit facility advanced by Nedbank Limited, dated 15 December 2011 (the "Nedbank Facility").

Sibanye Gold is a guarantor under:

- the Notes.

On 14 December 2012 the JSE approved the de-registration of the Gold Fields' R10 billion Domestic Medium Term Note Programme and therefore Sibanye Gold is no longer a guarantor under this programme.

Sibanye Gold is a borrower under various uncommitted facilities with various South African banks, guaranteed by Gold Fields.

On Unbundling, it is expected that Sibanye Gold will either be released from its obligations under the Gold Fields Group obligations or the Gold Fields Group obligations will have been repaid and cancelled in full, except for the Notes, details of which are discussed in "Annexure 12".

Sibanye Gold's debt under the Gold Fields Group facilities will be refinanced with the Bridge Loan Facilities (further detail of which is set out below).

Bridge Loan Facilities

On 28 November 2012, Sibanye Gold entered into a R6.0 billion term loan and revolving credit facilities agreement reducing to R5.0 billion as detailed below. The facility comprises of a R2.0 billion revolving credit facility and a R4.0 billion term loan facility. The available revolving credit facility amount will reduce from R2.0 billion to R1.5 billion on the earliest of the date on which Sibanye Gold's Board declares a final dividend in respect of the financial year ending December 2013 or the first anniversary of the Unbundling. Similarly, the term loan facility amount will reduce from R4.0 billion to R3.5 billion on the earliest of the date on which Sibanye Gold's Board declares a final dividend in respect of the financial year ending December 2013 or the first anniversary of the Unbundling. The final maturity date of the facilities is 18 months after the Unbundling.

The Bridge Loan Facilities are provided by ABSA Bank Limited, Nedbank Limited, The Standard Bank of South Africa Limited, FirstRand Bank Limited and JPMorgan Chase Bank, N.A. (the "Lenders"), with Nedbank Limited as agent.

The purpose of the Bridge Loan Facilities are to refinance Sibanye Gold's debt on Unbundling with the balance of the Bridge Loan Facilities to be used to fund Sibanye Gold's ongoing capital expenditure, working capital and general corporate expenditure requirements.

Sibanye Gold will cede all of its rights, title and interest in and to the Indemnity Agreement (as discussed in more detail below) in favour of the Lenders, jointly and severally, as security for its obligations under the Bridge Loan Facilities agreement. Sibanye Gold must lodge and register a security package for its obligations under the Bridge Loan Facilities agreement within six months from the Unbundling if it is not released as a guarantor under the Notes at such point in time.

The Bridge Loan Facilities bear interest at JIBAR plus a margin of 3.00% per annum for the 12 months after the Unbundling and 3.50% per annum for the last six months of the facilities agreement. If Sibanye Gold is not released as a guarantor under the Notes within six months from Unbundling, the margin will increase to 3.25% per annum for the six to 12 months period after Unbundling and 3.75% per annum for the last six months of the facilities agreement. Sibanye Gold is required to pay a quarterly commitment fee of 35% of the applicable margin per annum calculated on the undrawn portion of the facilities.

Indemnity Agreement

An Indemnity Agreement has been entered into between Sibanye Gold, Orogen, Gold Fields and GFO (collectively, the "Bond Guarantors"), pursuant to which the Bond Guarantors (other than Sibanye Gold) hold Sibanye Gold harmless from and against any and all liabilities and expenses which may be incurred by Sibanye Gold under or in connection with the Notes, including any payment obligations by Sibanye Gold to the noteholders or the trustee of the Notes pursuant to the guarantee of the Notes, all on the terms and subject to the conditions contained therein. The Indemnity Agreement will remain in place for as long as Sibanye Gold's guarantee obligations under the Notes remain in place.

Cession in Security Agreement

The Cession in Security Agreement entered into between the Lenders (as defined under the Bridge Loan Facility) and Sibanye Gold pursuant to which Sibanye Gold will, *inter alia*, cede in *securitatem debiti* all of its rights, title and interest in and to the Indemnity Agreement (referred to above) in favour of the Lenders, jointly and severally, as security for its obligations under the Bridge Loan Facilities, all on the terms and subject to the conditions contained therein.

Guarantees

In addition to the abovementioned facilities, Sibanye Gold has guaranteed the Notes issued by Orogen. The Notes are also guaranteed by Gold Fields, GFH and GFO.

Contractual obligations and commitments as at 30 June 2012

Payments due by period	Total	Within one year	Between one and five years	After five years
		(R millions)		
Trade and other payables	1 722.7	1 722.7	–	–
Related party payables[3]	20 621.4	20 621.4	–	–
Borrowings				
– Capital	975.0	–	975.0	–
– Interest	322.8	72.6	250.2	–
Environmental rehabilitation costs[1]	1 590.6	–	–	1 590.6
Post-retirement healthcare costs[2]	16.9	–	–	16.9
Total contractual obligations	25 249.4	22 416.7	1 225.2	1 607.5

Notes:

(1) Sibanye Gold makes full provision for all environmental obligations based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the reporting date. This provision increases annually based on expected inflation. Management believes that the provisions currently made for environmental obligations are adequate to cover the expected volume of such obligations.

(2) Sibanye Gold's provision for post-retirement healthcare obligations increases annually based on the expected increases in the level of individual contributions in order to settle its obligations to its former employees, set off by payments made on behalf of certain pensioners and dependants of former employees on a pay-as-you-go basis.

(3) Please refer to Annexure 21 and 22 for related *pro forma* financial information.

	Amounts of commitments expiring by period			
	Total	Within one year	Between one and five years	After five years
		(R millions)		
Other commercial commitments				
Guarantees[1]	4.1	4.1	–	–
Capital expenditure[2]	687.2	687.2	–	–
Total commercial commitments	691.3	691.3	–	–

Notes:

(1) Guarantees consist of numerous obligations

(2) Capital expenditure consists only of amounts committed to external suppliers, although as of 30 June 2012 an amount of R4,279.1 million in respect of capital expenditure had been approved by Gold Fields' board of directors.

Furthermore, Annexure 12 to this Pre-Listing Statement sets out:

- material contracts that have been entered into by the Company or its subsidiaries during the two years preceding the Last Practicable Date or before that date and which remain outstanding in any respect, other than in the ordinary course of business; and

- contracts entered into at any time prior to the two years preceding the Last Practicable Date other than in the ordinary course of business that contain obligations or settlements material to the Company or its subsidiaries as at the Last Practicable Date.

The above contracts include the agreements in respect of BBBEE transactions, borrowings and related agreements, and the Transitional Service Agreement.

There are no existing or proposed contracts relating to royalties or secretarial or technical fees payable by the Company.

9.6 **Material inter-company finance**

Details regarding material inter-company finance are set out in "Annexure 1 (note 22, note 27 and note 38)".

9.7 **Material Changes**

Between 30 June 2012 and the Last Practicable Date, there were no material changes in the Company's financial or trading position, outside of the Bridge Loan Facilities described above and in "Annexure 12".

There has been no material change in the nature of Sibanye Gold's business and that of its subsidiaries.

9.8 **Working Capital Statement**

The Gold Fields directors are of the opinion that the:
- Company and the Sibanye Gold Group will be able to pay its debts in the ordinary course of business for a period of 12 months after the date of the approval of the Pre-Listing Statement;
- assets of the Company and the Sibanye Gold Group will exceed the liabilities of the Company and the Sibanye Gold Group for a period of at least 12 months after the date of the approval of the Pre-Listing Statement. For this purpose, the assets and liabilities should be recognised and measured in accordance with the accounting policies used in the Company's latest audited consolidated annual financial statements;
- share capital and reserves of the Company and the Sibanye Gold Group will be adequate for ordinary business purposes for a period of at least 12 months after the date of the approval of the Pre-Listing Statement; and
- working capital of the Company and the Sibanye Gold Group will be adequate for ordinary business purposes for a period of at least 12 months after the date of the approval of the Pre-Listing Statement.

9.9 **Loans Receivable**

As at the Last Practicable Date, there are no loan receivables outstanding.

PART 10: SHARE CAPITAL

10.1 **Share Capital**

Sibanye Gold's authorised and issued share capital as at the Last Practicable Date is set out below:

	Rm
Authorised share capital:	
1 000 000 000 ordinary shares of no par value	–
Issued share capital:	
1 000 ordinary shares of no par value	–
Stated capital account (refer to clause 10.5 below)	>R25 000 000

At the date of the Listing, the authorised share capital of Sibanye Gold will comprise 1 000 000 000 ordinary shares with no par value. The exact number of Sibanye Gold shares that will be in issue at the time of the Listing, all of which will be listed, will be determined (and issued) prior to the LDT and is dependent on the number of Gold Fields' share options that will be exercised between the Last Practicable Date and the LDT, such that the number of Sibanye Gold shares in issue will be identical to the number of Gold Fields shares then in issue. As at the Last Practicable Date, Gold Fields had 731 488 614 number of ordinary shares in issue. Up to 35 309 563 shares can still be issued under the existing share incentive schemes.

Please refer to Annexure 21 for the *pro forma* financial information on the recapitalisation of Sibanye Gold which is expected upon listing and Annexure 22 for the reporting accountants' report thereon.

On 21 November 2012, a general authority for the Board to issue shares was granted by the shareholder of Sibanye Gold, authorising the Board to issue shares up to a maximum of 5% of the issued share capital of Sibanye Gold at any point in time, in accordance with the Memorandum of Incorporation and the Companies Act.

All the Sibanye Gold ordinary shares will rank *pari passu* in all respects, there being no conversion or exchange rights attaching thereto, and all of the ordinary shares will have equal rights to participate in capital, dividend and profit distributions by Sibanye Gold.

10.2 **Major Shareholders**

As at the date of this Pre-Listing Statement, the entire issued share capital of Sibanye Gold is held by Gold Fields. With effect from the Unbundling, the shareholders of Sibanye Gold as at the Record Date shall be the same as the shareholders of Gold Fields and what is set out below is a statement in relation to Gold Fields' current major shareholdings (being Sibanye Gold's shareholding on Unbundling).

To the knowledge of management: (1) Gold Fields is not directly or indirectly owned or controlled (a) by another corporation or (b) by any foreign government; and (2) there are no arrangements the operation of which may at a subsequent date result in a change in control of Gold Fields. To the knowledge of Gold Fields' management, there is no controlling shareholder of Gold Fields. As at the date of this Pre-Listing Statement Gold Fields is the sole shareholder of Sibanye Gold.

As at the Last Practicable Date, Gold Fields has 23 071 public shareholders, which corresponds to 97.79% of Gold Fields shareholding.

At the time of Unbundling all current Gold Fields shareholders will become shareholders of Sibanye Gold in the ratio of one Sibanye Gold share per Gold Fields share.

A list of the individuals and organisations holding, to the knowledge of management, directly or indirectly, 5% or more of the issued share capital of Gold Fields as at the Latest Practicable Date is set forth below.

Holder	Ordinary shares	Percentage
Investec Asset Management	50 235 630	6.87%
BlackRock Inc	47 748 264	6.52%
First Eagle Investment Management LLC	46 789 564	6.40%

To the knowledge of management, none of the above shareholders hold voting rights which are different from those held by Gold Fields' other shareholders.

None of the advisors of the Company had an interest in the issued share capital of the Company at the Last Practicable Date.

Shareholders' Register

The principal non-United States trading market for the ordinary shares of Sibanye Gold is expected to be the JSE, on which they will trade under the symbol "SGL". As of the date of this Pre-Listing Statement, all Sibanye Gold shares were held by Gold Fields.

Sibanye Gold's ADSs, are expected to trade in the United States on the NYSE under the symbol "SBGL". The ADRs representing the ADSs are expected to be issued by the BNYM as Depositary. Each ADS is expected to represent four ordinary shares.

Public Takeover Offers

No public takeover offers by third parties have been made in respect of Gold Fields' shares or by Gold Fields in respect of other companies' shares during the last and current financial year.

10.3 Alteration to Share Capital

In anticipation of the Unbundling, the authorised and issued share capital of Sibanye Gold was converted from par value shares to no par value shares and the authorised share capital was increased by the creation of an additional 999 999 000 ordinary no par value shares.

10.4 Consolidations during June 2009, June 2010 and 31 December 2011

There have not been any consolidations during the financial periods ended June 2009, June 2010 and December 2011.

10.5 Shares issued during the three years preceding the Last Practicable Date

In the preceding three years there have been no shares issued by Sibanye Gold. Pursuant to the Listing the share capital has been restructured as set out in 10.3 above. Prior to the Listing, Gold Fields will subscribe for such number of ordinary shares in Sibanye Gold so that following such subscription the number of Sibanye Gold ordinary shares in issue shall be equal to the number of Gold Fields ordinary shares then in issue and Sibanye Gold shall immediately use the proceeds from such subscription to repay the shareholders loans owing by Sibanye Gold to Gold Fields. Following such subscription, the stated capital account of Sibanye Gold will be well in excess of the minimum share capital requirement prescribed by the JSE of R25 000 000.00.

10.6 Sibanye Gold listings on any exchange other than JSE

NYSE, Dubai, Brussels and Swiss

In order to comply with the U.S. federal securities laws, Sibanye Gold will be required to register with the SEC in connection with the distribution of its shares, unless a dispensation has been agreed with the SEC. This registration is required given the extent of Gold Fields' existing North American shareholder base. At the end of November 2012, 50% of Gold Fields' shareholders were based in North America, compared to the 26% in South Africa. Over the last year, 66% of the total volume traded of Gold Fields' shares was on the NYSE versus 34% on the JSE.

A simultaneous SEC registration and secondary NYSE listing of Sibanye Gold is crucial for the distribution to achieve fair treatment of all shareholders. Listing Sibanye Gold on both the JSE and the NYSE will ensure that shareholders are effectively in the same position following the Unbundling as they are currently. The replication of the JSE and NYSE listing structure for Sibanye Gold will enable shareholders to trade in Sibanye Gold shares on the same basis as they do currently for Gold Fields shares. The list date of Sibanye Gold shares on both the JSE and NYSE will be sufficiently close to each other to ensure no unfair treatment of shareholders.

While Gold Fields also currently maintains secondary listings of its shares on the SWX Swiss Exchange, International Depository Receipts (IDRs) on Euronext Brussels and of its ADRs on NASDAQ Dubai, the volume of shares traded on these alternative exchanges are nominal, and as such Gold Fields will not pursue a secondary listing of Sibanye Gold shares on these exchanges.

10.7 **Rights Attaching to Sibanye Gold Shares and Power to Issue Shares**

Rights attaching to Sibanye Gold Shares

Other than the Sibanye Gold ordinary shares which are to be listed on the securities exchange operated by the JSE, no other securities are authorised to be issued, or have been issued, by Sibanye Gold. As at the date of the Listing, all authorised and issued Sibanye Gold shares will be of the same class and will rank *pari passu* in every respect.

Every shareholder of Sibanye Gold, or representative of a shareholder, who is present at a shareholders' meeting has one vote on a show of hands, regardless of the number of shares he holds or represents or the number of shareholders he represents, unless a poll is demanded. Every Sibanye Gold shareholder is, on a poll, entitled to one vote per ordinary share held. A poll may be demanded by:

- not less than five persons having the right to vote on that matter; or
- a person/s entitled to exercise not less than one-tenth of the total voting rights entitled to vote on that matter; or
- the chairperson of the meeting.

Neither the Companies Act nor Sibanye Gold's Memorandum of Incorporation provide for cumulative voting.

As at the Last Practicable Date, there are no options issued over the securities and there are no preferential rights in respect of these securities.

Issue of Additional Shares and Pre-emptive Rights

Shareholder approval is required for any issuance of additional shares, other than in the following circumstances:

- a *pro rata* rights offer to all shareholders, provided that the shares subject to the offer are less than 30% of the Company's issued share capital;
- a capitalisation issue in accordance with section 47 of the Companies Act;
- an issue for the acquisition of assets (including another company) or an amalgamation or merger, provided that the relevant transaction is not otherwise required by the Listings Requirements or the Companies Act to be approved by shareholders and the shares to be issued are less than 30% of the Company's share capital; and
- shares issued in terms of option or conversion rights.

Shareholders, by ordinary resolution passed by a 75% majority, may either convey a general or specific authority to Directors to issue shares for cash. A general authority is valid until the earlier of the next annual general meeting and 15 months after the authority was granted.

The Listings Requirements as read with the Memorandum of Incorporation require that any new issue of equity shares by Sibanye Gold must first be offered to existing shareholders in proportion to their shareholding in the Company unless, among other things, the issuance to new shareholders is:

- pursuant to a shareholder approved employee share incentive scheme;
- to raise cash through a general issuance at the discretion of the Directors to the general public (but not to related parties) of up to 10% of the issued share capital in any one financial year at an issue price with a discount not exceeding 10% of the 30-business-day weighted average trading price prior to the date the application is made to the JSE to list the shares, provided that a 75% majority of votes cast by shareholders at a general meeting must approve the granting of such authority to the directors;
- to raise cash through a specific issuance of shares for cash, provided that a 75% majority of shareholders, other than controlling shareholders, votes in favour of the resolution to issue the shares at a general meeting;
- a capitalisation issue, an issue for an acquisition of assets (including another company) or an amalgamation or merger in terms of the Companies Act; or
- in terms of option or conversion rights.

In terms of the Companies Act, an issue of equity shares by Sibanye Gold must be approved by a special resolution of Sibanye Gold's shareholders if the shares are issued, amongst other things, to:

- a Director, future director, prescribed officer, or future prescribed officer of the Company;
- a person related or interrelated to the Company, or to a director or prescribed officer of the Company,

unless the issue of shares is, amongst other things:

- under an agreement underwriting the shares;
- in proportion to existing holdings, and on the same terms and conditions that have been offered to all the shareholders of the Company;
- pursuant to an employee share scheme that satisfies the requirements of section 97 of the Companies Act; or
- pursuant to an offer to the public as defined in section 95(1)(h), read with section 96 of the Companies Act.

Furthermore, in terms of the Companies Act, an issue of shares requires approval of the shareholders by special resolution if the voting power of the class of shares that are issued or issuable as a result of the transaction will be equal to or exceed 30% of the voting power of all the shares of that class held by shareholders immediately before the transaction.

Changes in Capital or Objects and Powers of Sibanye Gold

The Sibanye Gold shareholders may, by the passing of a special resolution in accordance with the provisions of the Companies Act:

- increase Sibanye Gold's authorised share capital;
- divide all or any part of Sibanye Gold's share capital into shares of larger amounts than Sibanye Gold's existing shares or consolidate and reduce the number of the issued no par value shares, if any;

- subdivide all or any portion of Sibanye Gold's shares into shares of a smaller amount than is fixed by Sibanye Gold's Memorandum of Incorporation;

- convert all of Sibanye Gold's ordinary or preference share capital from having a par value into shares of no par value;

- reduce Sibanye Gold's authorised share capital and, if required by law, its issued share capital, stated capital and any capital redemption reserve fund or any share premium account;

- alter the provisions of Sibanye Gold's Memorandum of Incorporation with respect to the objects and powers of the Company; and

- subject to the provisions of the Companies Act or any other South African law governing companies and the requirements of the JSE and any other stock exchange upon which the shares of Sibanye Gold may be quoted or listed from time to time, allow Sibanye Gold to acquire shares issued by itself or in any subsidiary of the Company from time to time, and provided that:

  – the Directors may resolve that any return of capital made to all or any shareholders whose registered addresses are outside South Africa will, subject to any Exchange Control Regulations then in force, be paid in such other currencies as may be stipulated by the Directors. The Directors may also stipulate the date for converting Rand to those currencies and the provisional rate of exchange, provided that the date for conversion must be within a period of 30 days prior to the date of payment; and

  – all unclaimed amounts due as a result of a reduction of capital or any consolidation or subdivision of capital may be invested or otherwise made use of by the Directors for the benefit of Sibanye Gold until claimed.

Variation of Rights

All or any of the rights, privileges or conditions attached to Sibanye Gold's ordinary shares may be varied by a special resolution of Sibanye Gold passed in accordance with the provisions of the Companies Act; provided that in circumstances where a shareholder dissents to such variation which materially and adversely affects his rights, that shareholder shall be entitled to be paid the fair value for his shares in accordance with the provisions of section 37(8) of the Companies Act as read with the appraisal remedies provided for in section 164 of the Companies Act.

Rights of Minority Shareholders and Directors' Duties

Majority shareholders of South African companies have no fiduciary obligations under South African common law to non-controlling shareholders. However, under the Companies Act, a shareholder may, under certain circumstances, seek relief from the court if he has been unfairly prejudiced by the Company. There may also be common law personal actions available to a shareholder of a company.

In South Africa, the common law and the Companies Act impose on directors duties to, among other things, act with care, skill and diligence and to conduct the Company's affairs honestly and in the best interests of the Company.

Type of shares that can be issued e.g. preferred, deferred, other special rights or restrictions

As at the date of the Listing, all authorised and issued Sibanye Gold shares will be of the same class and will rank *pari passu* in every respect. No shares can be issued with preferred, deferred or other special rights other than by special resolution of the shareholders amending the Memorandum of Incorporation.

10.8 Sibanye Gold Share Incentive Schemes

The 2013 Share Plan

With effect from the date of the Unbundling, Sibanye Gold will have in place a new share plan for its employees, or the 2013 Share Plan. The new share plan will consist of two equity instruments: (i) restricted shares (bonus shares) and (ii) performance shares.

The number of performance shares to be awarded to an employee will be based on the employee's annual salary, grade and performance. The performance shares are expected to be settled on the third anniversary of the award date.

Based on the rules of the 2013 Share Plan, the actual number of performance shares which will be settled to a participant three years after the original award date will be determined by Sibanye Gold's performance measured against the individual performance of five other major gold mining companies (referred to as the peer group and made up of AngloGold Ashanti Limited, Gold Fields, Harmony Gold Mining Company Limited, Pan African Resources and African Barrick) based on the relative change in the Sibanye Gold share price compared to the respective US dollar share prices of the individual companies within the peer group. For performance share awards to be settled to executives, an internal Company performance target is required to be met before the external relative measure is applied. The target performance criterion is expected to be set at 85% of Sibanye Gold's expected gold production over the three-year measurement period as set out in the business plans of Sibanye Gold as approved by the Board. Only once the internal measure has been achieved, will the external measure (Sibanye Gold's share price performance measured against the abovementioned peer group) be applied to determine the scale of vesting of awards of performance shares.

The aggregate number of Sibanye Gold's issued ordinary share capital reserved for issuance under the share scheme described above shall not exceed 35 309 563 shares (which represents approximately 5% of the number of shares that will be in issue in Sibanye Gold on Listing). This percentage may only be amended with the approval of shareholders in general meeting and the JSE.

The salient terms, definitions and conditions of the 2013 Share Plan, are set out in "Annexure 8" to this Pre-Listing Statement. The full rules for the 2013 Share Plan are available for inspection in terms of Part 16 below.

10.9 Commissions

There have been no commissions, discounts, brokerages or other special terms granted during the three years preceding the Last Practicable Date in connection with the issue or sale of any securities, stock or debentures in the capital of Sibanye Gold, where this has not been disclosed in any audited annual financial statements.

PART 11: LITIGATION STATEMENT

LEGAL PROCEEDINGS

On 21 August 2012, a court application was served on the August Respondents. On 21 December 2012, a further court application was issued and is expected to be formally served on the December Respondents during January 2013, on behalf of the Classes.

These Applications request that the court certify a class action to be instituted by the applicants on behalf of the Classes. These Applications are the first and preliminary steps in a process where, if the court were to certify the class action, the applicants may, in a second stage, bring an action wherein they will attempt to hold the Respondents liable for silicosis and other occupational lung diseases and resultant consequences. In the second stage, the Applications contemplate addressing what the applicants describe as common legal and factual issues regarding the claim arising from the allegations of the entire Classes. If the applicants are successful in the second stage, they envisage that individual members of the Classes could later submit individual claims for damages against the respective Respondents. The Applications do not identify the number of claims that may be instituted against the Respondents or the quantum of damages the applicants may seek.

With respect to the application received on 21 August 2012, Gold Fields has filed a notice of its intention to oppose the application and has instructed its attorneys to defend the claims. Gold Fields expects to do the same once the application issued on 21 December 2012 is formally served on the December Respondents. Gold Fields and its attorneys are engaging with the applicants' attorneys in both Applications to try to establish a court sanctioned process to agree the timelines, (including the date by which Gold Fields must file its papers opposing the Applications) and the possible consolidation of the separate applications. At this stage, neither Gold Fields nor Sibanye Gold can quantify their potential liability from these actions.

Other than the litigation described above, no legal or arbitration proceedings have been instituted that may have had in the last 12 months a material effect on the Company's financial position or that may have or have had an influence on its rights to explore or mine, nor is the Company aware of any such proceedings that are pending or threatened.

PART 12: EXCHANGE CONTROL CONSIDERATIONS

SOUTH AFRICAN EXCHANGE CONTROL LIMITATIONS AFFECTING SECURITY HOLDERS

The discussion below relates to exchange controls in force as of the date of this Pre-Listing Statement. These controls are subject to change at any time without notice. It is not possible to predict whether existing exchange controls will be abolished, continued or amended by the South African government in the future. Investors are urged to consult a professional advisor as to the exchange control implications of their particular investments.

Acquisitions of shares or assets of South African companies by non-South African purchasers solely for a cash consideration equal to the fair value of the shares or assets will generally be permitted by the SARB pursuant to South African Exchange Control Regulations. An acquisition of shares or assets of a South African company by a non-South African purchaser may be refused by the SARB in other circumstances, such as if the consideration for the acquisition is shares in a non-South African company or if the acquisition is financed by a loan from a South African lender. Denial of SARB approval for an acquisition of shares or assets of a South African company may result in the transaction not being able to be completed. Subject to this limitation, there are no restrictions on equity investments in South African companies and a foreign investor may invest freely in the ordinary shares and ADRs of Sibanye Gold.

There are no exchange control restrictions on the remittance in full of dividends declared out of trading profits to non-residents of the CMA by Sibanye Gold, provided the share certificates held by non-resident Sibanye Gold shareholders have been endorsed with the words "non-resident". The same endorsement, however, will not be applicable to ADRs of Sibanye Gold held by non-resident shareholders.

Under South African Exchange Control Regulations, the ordinary shares and ADRs of Sibanye Gold are freely transferable outside South Africa between persons who are not residents of the CMA, provided such transfer is reported to the SARB and, where new share certificates are issued, such certificates are endorsed with the words "non-resident". The same endorsement, however, will not be applicable to ADRs of Sibanye Gold held by non-resident shareholders. Additionally, where ordinary shares are sold on the JSE on behalf of shareholders of Sibanye Gold who are not residents of the CMA, the proceeds of such sales will be freely exchangeable into foreign currency and remittable to them. In such case no share certificates need to be endorsed as the shares on the JSE have been dematerialised.

EXCHANGE CONTROL APPROVAL

In terms of the Exchange Control Regulations of the Republic of South Africa:
- if applicable, a former resident of the CMA who has emigrated, may use emigrant blocked funds to subscribe for shares in terms of this Pre-Listing Statement;
- all payments in respect of subscriptions for shares by an emigrant, using emigrant blocked funds, must be made through the Authorised Dealer in foreign exchange controlling the blocked assets;
- any shares issued pursuant to the use of emigrant blocked funds, will be credited to their blocked share accounts at the CSDP controlling their blocked portfolios;
- shares subsequently rematerialised and issued in certificated form, will be endorsed "Non-Resident" and must be sent to the Authorised Dealer in foreign exchange through whom the payment was made; and
- if applicable, refund monies payable in respect of unsuccessful applications or partly successful applications, as the case may be, for shares in terms of this Pre-Listing Statement, emanating from emigrant blocked accounts, will be returned to the Authorised Dealer in foreign exchange through whom the payments were made, for credit to such applicants' blocked accounts.

Applicants resident outside the CMA should note that, where shares are subsequently rematerialised and issued in certificated form, such share certificates will be endorsed "Non-Resident" in terms of the Exchange Control Regulations.

PART 13: DIRECTORS' RESPONSIBILITY STATEMENT

The directors of Gold Fields, whose names are set out herein in Part 7.4 of this Pre-Listing Statement, collectively and individually, accept full responsibility for the accuracy of the information given and certify that, to the best of their knowledge and belief, there are no facts that have been omitted which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that this Pre-Listing Statement contains all information required by law and the Listings Requirements.

PART 14: EXPERTS' CONSENT

Each of the financial advisors, sponsor, legal advisors, auditor, reporting accountants, independent experts and transfer secretaries named in this Pre-Listing Statement have consented in writing to act in the capacities stated and to their names being included in this Pre-Listing Statement and have not withdrawn their consent prior to the publication of this Pre-Listing Statement.

The reporting accountants and auditors have given, and have not withdrawn, their consent to the issue of this Pre-Listing Statement with their reports included herein in the form and context in which they appear.

SRK Consulting, the independent technical advisor, has consented to the inclusion of its Competent Persons' Report in this Pre-Listing Statement.

These consent letters are available for inspection in terms of Part 16 below.

PART 15: COSTS AND ISSUE EXPENSES

The cash expenses of the Listing incurred by Sibanye Gold, are estimated to be R2.3 million and are detailed below. All the fees payable to the parties below are inclusive of VAT.

Expense	R'000
Public relations, printing and publication costs	1 000
JSE listing fees	1 139
JSE documentation inspection fees	106
Total	**2 245**

The other restructuring and transaction related costs will be borne by Gold Fields which will be disclosed in Gold Fields' annual financial statements.

No amounts were paid, or have accrued as payable, within three years preceding the Last Practicable Date, or are proposed to be paid to any promoter.

No Director and/or promoter had any material beneficial interest, direct, or indirect, in the promotion of Sibanye Gold or in any property acquired or proposed to be acquired by Sibanye Gold out of the proceeds of the issue or during the three years preceding the Last Practicable Date.

There have been no commissions, discounts, brokerage or other special terms granted during the three years preceding the date of this Pre-Listing Statement in connection with the issue or sale of any securities, stock or debentures in the capital of Sibanye Gold.

PART 16: DOCUMENTS MADE AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the registered offices of Sibanye Gold and the sponsor set out under the "Corporate Information" section of the Pre-Listing Statement during normal business hours (Saturdays, Sundays and official South African public holidays excepted) from the date of issue of the Pre-Listing Statement:

• Memorandum of Incorporation of Sibanye Gold and of its material subsidiaries;

• the historical financial statements for Sibanye Gold for the reviewed interim six-month period ended 30 June 2012, audited year ended 31 December 2011, audited six-month period ended 31 December 2010 and reviewed years ended 30 June 2010 and 30 June 2009;

• the independent reporting accountants' report on the historical audited and reviewed financial information of Sibanye Gold as reproduced in "Annexure 3" to this Pre-Listing Statement;

• the Directors' service contracts (referred to in Part 7.2);

• the full rules of the 2013 Share Plan;

- the Competent Persons' Report;

- the consent letters from the financial advisors, sponsor, attorneys, transfer secretaries, independent technical expert and independent reporting accountants and auditors, whose names appear on the inside front cover of this Pre-Listing Statement;

- a signed copy of this Pre-Listing Statement; and

- the material contracts referred to in "Annexure 12".

PART 17: SIGNATURE OF AUTHORISED DIRECTOR

Signed in Johannesburg on 10 January 2013 by or on behalf of the directors of Gold Fields.

Paul Andy Schmidt

HISTORICAL FINANCIAL STATEMENTS FOR SIBANYE GOLD FOR THE SIX-MONTH PERIOD ENDED JUNE 2012, YEAR ENDED DECEMBER 2011, SIX-MONTH PERIOD ENDED DECEMBER 2010 AND YEARS ENDED JUNE 2010 AND 2009 (INCLUDING NOTES)

The definitions commencing on page 12 of the Pre-Listing Statement to which this report is attached have been used in this report.

DIRECTORS' RESPONSIBILITY

The historical financial information of Sibanye Gold Limited (formerly known as GFI Mining South Africa (Pty) Limited or "GFIMSA") is the responsibility of the directors of Gold Fields Limited.

BASIS OF PREPARATION

The consolidated financial information for the two years ended 30 June 2010 and 2009, the six months ended 31 December 2010 and the year ended 31 December 2011, and the related accounting policies and other explanatory notes of Sibanye Gold Limited have been extracted from the audited annual consolidated financial statements of Sibanye Gold Limited for the respective periods, prepared in accordance with IFRS and the Companies Act of South Africa.

The consolidated interim financial information for the six months ended 30 June 2012 and related accounting policies and other explanatory notes of Sibanye Gold Limited have been prepared in accordance with IFRS, including IAS 34 Interim Financial Reporting, the AC 500 series as issued by the South African Institute of Chartered Accountants and the requirements of the Companies Act of South Africa.

The preparation of the historical financial information is in accordance with Section 8 of the JSE Listing Requirements which requires, *inter alia*, that the historical financial information be prepared in accordance with IFRS and the AC 500 standards as issued by the South African Institute of Chartered Accountants.

MATERIAL LOANS RECEIVABLE

There were no major loans granted to directors for the periods under review.

PROPERTY, PLANT AND EQUIPMENT

There has been no change in the nature of property, plant and equipment, nor changes in the policy regarding the use thereof.

SEGMENTAL INFORMATION

A detailed segmental analysis has been disclosed on page 117 of Annexure 1.

DIVIDENDS TO EQUITY HOLDERS

Refer to the statement of changes in equity, note 9 and note 11 for details of dividends declared.

INVESTMENT IN SUBSIDIARIES AND ASSOCIATES

For details of investments in subsidiaries and associates, refer to page 116 of Annexure 1 and note 14, respectively.

SUBSEQUENT EVENTS

Events after the reporting date has been disclosed in note 35.

SHARE CAPITAL

Refer to the statement of changes in equity for details of issued and authorised share capital.

DIRECTORS' REMUNERATION

Refer to Part 7: Information relating to directors and senior management, sections "Board of Directors and Senior Management Compensation Policy" and "Compensation of Directors and Senior Management" of the Pre-Listing Statement for directors' remuneration.

ULTIMATE HOLDING COMPANY

The Company's ultimate holding company is Gold Fields Limited, incorporated in South Africa.

ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, except for the adoption of new and revised standards and interpretations.

1. **REPORTING ENTITY**

   Sibanye Gold Limited ("the Company" or "Sibanye Gold") (formerly known as GFI Mining South Africa (Pty) Limited or "GFIMSA") was incorporated and registered as a private limited company in South Africa under the registration number 2002/031431/07 on 12 December 2002 and acquired its current operations as part of the Gold Fields Limited group ("Gold Fields"). The Company and its subsidiaries are referred to as the "Group".

   The Group is engaged in gold mining and related activities, including extraction, processing and smelting. Gold bullion, the Group's principal product, is currently produced and sold in South Africa. Sibanye Gold is currently a wholly-owned subsidiary of Gold Fields and houses the KDC and Beatrix gold mining operations as well as a number of service company subsidiaries. Prior to December 2010, the Group also included the South Deep gold mining operation, which was distributed to Gold Fields in December 2010 (refer note 9).

   The Gold Fields board of directors approved on 21 November 2012 the unbundling of Sibanye Gold into an independent, publicly traded company. Gold Fields will distribute, on a *pro rata* basis, Sibanye Gold ordinary shares to Gold Fields shareholders and Gold Fields American Depositary Receipts ("ADR") holders who hold their shares or ADRs as of the record date for the unbundling. As of the completion date of the unbundling, expected during the 1st quarter of 2013, Sibanye Gold will become an independent, publicly traded company and will have separate public ownership, and its own board of directors, board committees and management. The transaction was announced on 29 November 2012 and GFIMSA changed its name to Sibanye Gold Limited.

   Sibanye Gold's total liabilities exceeded its assets by R10 049.4 million (reviewed) and R11 975.6 million as of 30 June 2012 and 31 December 2011, respectively. In addition, Sibanye Gold's current liabilities exceeded its current assets by R20 611.0 million (reviewed) and R22 264.9 million, respectively, at those dates. Included in current liabilities are R20 323.0 million (reviewed) and R21 258.1 million owing by Sibanye Gold to GFL Mining Services Limited ("GFLMS") (a subsidiary of Gold Fields) as of 30 June 2012 and 31 December 2011, respectively. In anticipation of, and prior to, the implementation of the unbundling, Gold Fields Limited intends to subscribe for further shares in Sibanye Gold at a subscription price equal to the value of the net loan owing by Sibanye Gold to the Gold Fields group. Sibanye Gold will be obligated to use the proceeds of such subscription amount to repay the loan to the Gold Fields group. Gold Fields Limited shall subscribe for such number of shares in Sibanye Gold so that, following such subscription (which is proposed to be implemented on or about the 10th business day prior to the date of the implementation of the unbundling), the number of issued shares held by Gold Fields Limited in Sibanye Gold shall be equal to the number of issued shares in Gold Fields Limited. Should the unbundling transaction not move forward as planned, GFLMS has confirmed subsequent to 30 June 2012 that it will not demand repayment of the loans owing to it until such time as the Group can repay its other liabilities in the normal course of business (also refer note 27). The directors believe that this subordination, in conjunction with the cash-generated from operations and the utilisation of the Group's existing available debt facilities will enable the Group to continue to meet its obligations as they fall due for a period of at least 12 months from 30 June 2012, which is the date of the latest interim statement of financial position.

2. **BASIS OF PREPARATION**

   The consolidated interim financial statements of the Group for the period ended 30 June 2012 has been prepared in accordance with IAS 34 Interim Financial Reporting, the AC 500 series as issued by the South African Institute of Chartered Accountants and the requirements of the South African Companies Act. Selected explanatory notes are included to explain events and transactions that are significant to the understanding of the changes in financial position and performance of the Group since the last annual consolidated financial statements as at and for the year ended 31 December 2011.

   The consolidated financial statements of the Group for the periods ended 31 December 2011, 31 December 2010, 30 June 2010 and 30 June 2009 have been prepared in accordance with International Financial Reporting Standards ("IFRS") and Interpretations of the IFRS Interpretations Committee as adopted by the International Accounting Standards Board, AC 500 series as issued by the South African Institute of Chartered Accountants and the requirements of the South African Companies Act. The consolidated financial statements have been prepared under the historical cost convention, as modified by available-for-sale financial assets, and financial assets and liabilities which have been brought to account at fair value through profit or loss or through the fair value adjustment reserve in the statement of comprehensive income.

Standards, interpretations and amendments to published standards effective for the period ended 30 June 2012

During the financial period, the following new and revised accounting standards, amendments to standards and new interpretations were adopted by the Group:

Standard(s) Amendment(s) Interpretation(s)	Nature of the change	Salient features of the change(s)	Impact on financial position or performance
IAS 12 Deferred tax: Recovery of Underlying Assets	Amendment	Introduces an exception to the general measurement requirements of IAS 12 *Income Taxes* in respect of investment properties measured at fair value; and The measurement of deferred tax assets and liabilities, in this limited circumstance, is based on a rebuttable presumption that the carrying amount of the investment property will be recovered entirely through sale. The presumption can be rebutted only if the investment property is depreciable and held within a business model whose objective is to consume substantially all of the asset's economic benefits over the life of the asset.	No impact
IFRS 1 Severe Hyperinflation and Removal of Fixed Dates for First-time Adopters	Amendment	Replaces the fixed dates in the derecognition exception and the exemption related to the initial fair value measurement of financial instruments; and Adds a deemed cost exemption to *IFRS 1 First-time Adoption of International Financial Reporting Standards* that an entity can apply at the date of transition to IFRSs after being subject to severe hyperinflation.	No impact
IFRS 7 Disclosures – Transfers of Financial Assets	Amendment	The amendments introduce new disclosure requirements about transfers of financial assets including disclosures for: • Financial assets that are not derecognised in their entirety; and • Financial assets that are derecognised in their entirety but for which the entity retains continuing involvement.	No impact

Standards, interpretations and amendments to published standards which are not yet effective

Certain new standards, amendments and interpretations to existing standards have been published that apply to the Group's accounting periods beginning on 1 July 2012 or later periods but have not been early adopted by the Group. Management is currently reviewing the impact of these standards on the Group.

These standards, amendments and interpretations are:

Standard(s) Amendment(s) Interpretation(s)	Nature of the change	Salient features of the change(s)	Effective date*
IAS 1 Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income	Amendment	Requires that an entity present separately the items of other comprehensive income that would be reclassified to profit or loss in the future if certain conditions are met from those that would never be reclassified to profit or loss; It does not change the existing option to present profit or loss and other comprehensive income in two statements; The title of the statement of comprehensive income changes to the statement of profit or loss and other comprehensive income. However, an entity is still allowed to use other titles; and The amendment does not address which items are presented in other comprehensive income or which items need to be reclassified. The requirements of other IFRSs continue to apply in this regard.	1 July 2012

Standard(s) Amendment(s) Interpretation(s)	Nature of the change	Salient features of the change(s)	Effective date*
IAS 19 Employee Benefits: Defined Benefit Plans	Amendment	Requires that actuarial gains and losses are recognised immediately in other comprehensive income; this change will remove the corridor method and eliminate the ability for entities to recognise all changes in the defined benefit obligation and in plan assets in profit or loss, which currently is allowed under IAS 19 *Employee Benefits*; and Expected return on plan assets recognised in profit or loss is calculated based on the rate used to discount the defined benefit obligation.	1 January 2013
IAS 27 Separate Financial Statements (2011)	Revision	IAS 27 (2011) supersedes IAS 27 *Consolidation and Separate Financial Statements* (2008) and carries forward the existing accounting and disclosure requirements for separate financial statements, with some minor clarifications.	1 January 2013
IAS 28 Investments in Associates and Joint Ventures (2011)	Amendment	IFRS 5 *Non-current Assets Held for Sale and Discontinued Operations* applies to an investment, or a portion of an investment, in an associate or a joint venture that meets the criteria to be classified as held for sale; and On cessation of significant influence or joint control, even if an investment in an associate becomes an investment in a joint venture or *vice versa*, the entity does not remeasure the retained interest.	1 January 2013
IAS 32 Offsetting Financial Assets and Financial Liabilities	Amendment	The amendments clarify that an entity currently has a legally enforceable right to set-off if that right is: • Not contingent on a future event; and • Enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties.	1 January 2014
IFRS 1 Government Loans	Amendment	This project seeks to amend the requirements for first-time adoption to mirror the requirements for existing IFRS preparers in relation to the application of amendments made to IAS 20 *Accounting for Government Grants and Disclosure of Government Assistance* in relation to accounting for government loans; and The amendments to IAS 20 were made in 2008, requiring an entity to measure government loans with a below-market rate of interest at fair value on initial recognition.	1 January 2013
IFRS 7 Disclosures – Offsetting Financial Assets and Financial Liabilities	Amendment	The amendments contain new disclosure requirements for financial assets and financial liabilities that are offset in the statement of financial position, or are subject to enforceable master netting arrangements or similar agreements.	1 January 2013
IFRS 9 Financial Instruments (2009)	New standard	This IFRS is part of the IASB's project to replace IAS 39 *Financial Instruments: Recognition and Measurement*; • Addresses classification and measurement of financial assets and replaces the multiple classification and measurement models in IAS 39 with a single model that has only two classification categories: amortised cost and fair value; and • The classification and measurement of financial liabilities are the same as per IAS 39 barring two aspects.	1 January 2015

Standard(s) Amendment(s) Interpretation(s)	Nature of the change	Salient features of the change(s)	Effective date*
IFRS 9 Financial Instruments (2010)	New standard	The statement adds the requirements related to the classification and measurement of financial liabilities, and derecognition of financial assets and liabilities to the version issued in November 2009; and Includes those paragraphs of IAS 39 dealing with how to measure fair value and accounting for derivatives embedded in a contract that contains a host that is not a financial asset, as well as the requirements of IFRIC 9 *Reassessment of Embedded Derivatives*.	1 January 2015
IFRS 10 Consolidated Financial Statements	New standard	IFRS 10 introduces a new approach to determining which investees should be consolidated and provides a single model to be applied in the control analysis for all investees; • Control is reassessed as facts and circumstances change; and • IFRS 10 supersedes IAS 27 (2008) and SIC-12 *Consolidation – Special Purpose Entities*.	1 January 2013
IFRS 11 Joint Arrangements	New standard	Focuses on the rights and obligations of joint arrangements, rather than the legal form (as is currently the case); and IFRS 11 supersedes IAS 31 *Interests in Joint Ventures* and SIC-13 *Jointly Controlled Entities – Non-Monetary Contributions by Venturers*.	1 January 2013
IFRS 12 Disclosure of Interests in Other Entities	New standard	IFRS 12 contains the disclosure requirements for entities that have interests in subsidiaries, joint arrangements (i.e. joint operations or joint ventures), associates and/or unconsolidated structured entities, aiming to provide information to enable users to evaluate: • The nature of, and risks associated with, an entity's interests in other entities; and • The effects of those interests on the entity's financial position, financial performance and cash flows.	1 January 2013
IFRS 13 Fair Value Measurement	New standard	IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance; and It does not introduce new requirements to measure assets or liabilities at fair value, nor does it eliminate the practicability exceptions to fair value measurements that currently exist in certain standards.	1 January 2013
IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine	New interpretation	The interpretation requires production stripping costs in a surface mine to be capitalised if certain criteria are met.	1 January 2013

* Effective date refers to annual period beginning on or after said date.

Significant accounting judgements and estimates

Use of estimates: The preparation of the financial statements requires the Group's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases actuarial techniques. Actual results could differ from those estimates.

The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis of future cash flow estimates and unit-of-production depreciation, depletion and amortisation calculations; environmental, reclamation and closure obligations; asset impairments; post-retirement healthcare liabilities and deferred taxation.

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the financial year are discussed below.

Carrying value of property, plant and equipment and goodwill

All mining assets are amortised using the units-of-production method where the mine operating plan calls for production from proved and probable mineral reserves.

Mobile and other equipment are depreciated over the shorter of the estimated useful life of the asset or the estimate of mine life based on proved and probable mineral reserves.

The calculation of the units-of-production rate of amortisation could be impacted to the extent that actual production in the future is different from current forecast production based on proved and probable mineral reserves. This would generally result from the extent that there are significant changes in any of the factors or assumptions used in estimating mineral reserves. These factors could include:

• changes in proved and probable mineral reserves;

• differences between actual commodity prices and commodity price assumptions;

• unforeseen operational issues at mine sites;

• changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign exchange rates; and

• changes in mineral reserves could similarly impact the useful lives of assets depreciated on a straight-line basis, where those lives are limited to the life of the mine.

The recoverable amounts of cash-generating units and individual assets have been determined based on the higher of value-in-use calculations and fair value less cost to sell. These calculations require the use of estimates and assumptions. It is reasonably possible that the gold price assumption may change which may then impact the Group estimated life of mine determinant and may then require a material adjustment to the carrying value of property, plant and equipment.

The Group reviews and tests the carrying value of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable by comparing expected future cash flows to these carrying values. In addition, goodwill is tested for impairment on an annual basis. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets and liabilities. If there are indications that impairment may have occurred, estimates are prepared of expected future cash flows of each group of assets. Expected future cash flows used to determine the value in use and fair value less costs to sell of property, plant and equipment are inherently uncertain and could materially change over time. They are significantly affected by a number of factors including reserves and production estimates, together with economic factors such as spot and future gold prices, discount rates, foreign currency exchange rates, estimates of costs to produce reserves and future capital expenditure.

An individual operating mine is not a typical going-concern business because of the finite life of its reserves. The allocation of goodwill to an individual mine will result in an eventual goodwill impairment due to the wasting nature of the mine. In accordance with the provisions of IAS 36, the Group performs its annual impairment review of goodwill at each financial period.

The carrying amount of property, plant and equipment at 30 June 2012 was R15 664 million (31 December 2011: R15 359 million, 31 December 2010: R14 471 million, 30 June 2010: R30 867 million and 30 June 2009: R28 731 million).

Mineral reserves estimates

Mineral reserves are estimates of the amount of product that can be economically and legally extracted from the Group's properties. In order to calculate the reserves, estimates and assumptions are required about a range of geological, technical and economic factors, including but not limited to quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates.

Estimating the quantity and grade of the mineral reserves requires the size, shape and depth of orebodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgements and calculations to interpret the data.

The Group is required to determine and report on the mineral reserves in accordance with the South African Mineral Resource Committee ("SAMREC") code.

Estimates of mineral reserves may change from year to year due to the change in economic assumptions used to estimate ore reserves and due to additional geological data becoming available during the course of operations. Changes in reported proven and probable reserves may affect the Group's financial results and position in a number of ways, including the following:

• asset carrying values may be affected due to changes in estimated cash flows;

• depreciation and amortisation charges to the income statement may change as these are calculated on the units-of-production method, or where the useful economic lives of assets change;

• decommissioning site restoration and environmental provisions may change where changes in ore reserves affect expectations about the timing or cost of these activities; and

• the carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

Pre-production

The Group assesses the stage of each mine construction project to determine when a mine moves into the production stage. The criteria used to assess the start date are determined based on the unique nature of each mine construction project. The Group considers various relevant criteria to assess when the mine is substantially complete, ready for its intended use and moves into the production stage. Some of the criteria would include, but are not limited to the following:

• the level of capital expenditure compared to the construction cost estimates;

• ability to produce metal in saleable form (within specifications); and

• ability to sustain commercial levels of production of metal.

When a mine construction project moves into the production stage, the capitalisation of certain mine construction costs ceases and costs are expensed, except for capitalisable costs related to mining asset additions or improvements, underground mine development or ore reserve development.

Income taxes

The Group is subject to income taxes in South Africa. Significant judgement is required in determining the provision for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

The Group recognises the net future tax benefit related to deferred income tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred income tax assets requires the Group to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Group to realise the net deferred tax assets recorded at the reporting date could be impacted.

Additionally, future changes in tax laws in South Africa could limit the ability of the Group to obtain tax deductions in future periods.

Carrying values at 30 June 2012:
- deferred taxation liability: R4 137 million (31 December 2011: R5 020 million, 31 December 2010: R4 421 million, 30 June 2010: R4 670 million and 30 June 2009: R4 176 million);
- deferred taxation asset: R16 million (31 December 2011: R18 million, 31 December 2010: R20 million, 30 June 2010: R807 million and 30 June 2009: R738 million); and
- taxation and royalty payable: R621 million (31 December 2011: R734 million, 31 December 2010: R267 million, 30 June 2010: R56 million and 30 June 2009: R497 million).

Provision for environmental rehabilitation costs

The Group's mining activities are subject to various laws and regulations governing the protection of the environment. The Group recognises management's best estimate for asset retirement obligations in the period in which they are incurred. Actual costs incurred in future periods could differ materially from the estimates. Additionally, future changes to environmental laws and regulations, life of mine estimates and discount rates could affect the carrying amount of this provision.

The carrying amounts of the rehabilitation obligations at 30 June 2012 were R1 446 million (31 December 2011: R1 417 million, 31 December 2010: R1 162 million, 30 June 2010: R1 348 million and 30 June 2009: R1 277 million).

Share-based payments

The Gold Fields Limited group issues equity-settled share-based payments to certain employees of the Group. These instruments are measured at fair value at grant date, using the Black-Scholes or Monte Carlo simulation valuation models, which require assumptions regarding the estimated term of the option, share price volatility and expected dividend yield. While Gold Fields' management believes that these assumptions are appropriate, the use of different assumptions could have a material impact on the fair value of the option grant and the related recognition of share-based compensation expense in the consolidated income statement. Gold Fields' options have characteristics significantly different from those of traded options and therefore fair values may also differ.

The income statement charge for the six-month period ended 30 June 2012 was R133 million (12-month period ended 31 December 2011: R238 million, six-month period ended 31 December 2010: R117 million, 12-month period ended 30 June 2010 and 30 June 2009: R228 million and R151 million, respectively). Share-based payments on BEE transaction for the six-month period ended 31 December 2010 was R1 223 million.

Financial instruments

The estimated fair value of financial instruments is determined at discrete points in time based on the relevant market information. The fair value is calculated with reference to market rates using industry valuation techniques and appropriate models. If a financial instrument does not have a quoted market price and the fair value cannot be measured reliably, it will be stated at cost.

Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within the control of the Group occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events.

3. **CONSOLIDATION**

3.1 **Business combinations**

The acquisition method of accounting is used to account for business combinations by the Group. The consideration transferred for the acquisition of a business is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's net assets. Subsequently, the carrying amount of non-controlling interest is the amount of the interest at initial recognition plus the non-controlling interest's share of the subsequent changes in equity.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognised directly in profit and loss.

3.2 Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group until the date on which control ceases.

Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

3.3 Transactions with non-controlling interests

The Group treats transactions with non-controlling interests as transactions with equity owners of the Group. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

3.4 Associates

The equity method of accounting is used for an investment over which the group exercises significant influence, but not control, and normally owns between 20% and 50% of the voting equity. Associates are equity accounted from the effective date of acquisition to the date that the Group ceases to have significant influence.

Results of associates are equity-accounted using the results of their most recent audited annual financial statements or unaudited interim financial statements. Any losses from associates are brought to account in the consolidated financial statements until the interest in such associates is written down to zero. Thereafter, losses are accounted for only insofar as the Group is committed to providing financial support to such associates.

The carrying value of an investment in associate represents the cost of the investment, including goodwill, a share of the post-acquisition retained earnings and losses, any other movements in reserves and any impairment losses. The carrying value is assessed annually for existence of indicators of impairment and if such exist, the carrying amount is compared to the recoverable amount, being the higher of value in use or fair value less costs to sell. If an impairment in value has occurred, it is recognised in the period in which the impairment arose.

4. FOREIGN CURRENCIES

Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in South African rand, which is the Company's functional and presentation currency.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement. Translation differences on available-for-sale equities are included in the statement of comprehensive income.

5. PROPERTY, PLANT AND EQUIPMENT

5.1 Mine development and infrastructure

Mining assets, including mine development and infrastructure costs and mine plant facilities, are recorded at cost less accumulated depreciation and accumulated impairment losses.

Expenditure incurred to evaluate and develop new orebodies, to define mineralisation in existing orebodies and to establish or expand productive capacity, is capitalised until commercial levels of production are achieved, at which times the costs are amortised as set out below.

Development of orebodies includes the development of shaft systems and waste rock removal that allows access to reserves that are economically recoverable in the future. Subsequent to this, costs are capitalised if the criteria for recognition as an asset are met. Access to individual orebodies exploited by the Group is limited to the timespan of the Group's respective mining leases.

5.2 Borrowing costs

Borrowing costs incurred in respect of assets requiring a substantial period of time to prepare for their intended future use are capitalised to the date that the assets are substantially completed.

5.3 Mineral and surface rights

Mineral and surface rights are recorded at cost less accumulated amortisation and accumulated impairment losses. When there is little likelihood of a mineral right being exploited, or the fair value of mineral rights have diminished below cost, a write-down is effected against income in the period that such determination is made.

5.4 **Land**

Land is shown at cost and is not depreciated.

5.5 **Other assets**

Non-mining assets are recorded at cost less accumulated depreciation and accumulated impairment losses. These assets include the assets of the mining operations not included in mine development and infrastructure, borrowing costs, mineral and surface rights and land and all the assets of the non-mining operations.

5.6 **Amortisation and depreciation of mining assets**

Amortisation and depreciation is determined to give a fair and systematic charge in the income statement taking into account the nature of a particular ore body and the method of mining that orebody. To achieve this, the following calculation methods are used:

• mining assets, including mine development and infrastructure costs, mine plant facilities and evaluation costs, are amortised over the life of the mine using the units-of-production method, based on estimated proved and probable ore reserves above infrastructure; and

• where it is anticipated that the mine life will significantly exceed the proved and probable reserves, the mine life is estimated using a methodology that takes account of current exploration information to assess the likely recoverable gold from a particular area. Such estimates are adjusted for the level of confidence in the assessment and the probability of conversion to reserves. The probability of conversion is based on historical experience of similar mining and geological conditions.

Proved and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in future from known mineral deposits.

Certain mining plant and equipment included in mine development and infrastructure is depreciated on a straight-line basis over their estimated useful lives.

5.7 **Depreciation of non-mining assets**

Non-mining assets are recorded at cost and depreciated on a straight-line basis over their current expected useful lives to their residual values as follows:

• Vehicles: 20%
• Computers: 33.3%
• Furniture and equipment: 10%

The assets' useful lives and residual values are reassessed at each reporting date and adjusted if appropriate.

5.8 **Mining exploration**

Expenditure on advances to companies solely for exploration activities, prior to evaluation, is charged against profit and loss until the viability of the mining venture has been proven. Expenditure incurred on exploration "farm-in" projects is written off until an ownership interest has vested. Exploration expenditure to define mineralisation at existing orebodies is considered mine development costs and is capitalised until commercial levels of production are achieved.

5.9 **Impairment**

Recoverability of the carrying values of long-term assets or cash-generating units of the Group are reviewed whenever events or changes in circumstances indicate that such carrying value may not be recoverable. To determine whether a long-term asset or cash-generating unit may be impaired, the higher of "value in use" (defined as: "the present value of future cash flows expected to be derived from an asset or cash-generating unit") or "fair value less costs to sell" (defined as: "the amount obtainable from the sale of an asset or cash-generating unit in an arm's length transaction between knowledgeable, willing parties, less the costs of disposal") is compared to the carrying value of the asset/unit.

A cash-generating unit is defined by the Group as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Generally for the Group this represents an individual operating mine, including mines which are part of a larger mine complex. The costs attributable to individual shafts of a mine are impaired if the shaft is closed.

When any infrastructure is closed down during the year, any carrying value attributable to that infrastructure is impaired.

6. **GOODWILL**

Goodwill is stated at cost less accumulated impairment losses. Goodwill on acquisition of associates is tested for impairment as part of the carrying amount of the investment in associate whenever there is any objective evidence that the investment may be impaired. Goodwill on acquisition of a subsidiary is assessed at each reporting date or whenever there are impairment indicators to establish whether there is any indication of impairment to goodwill. A write-down is made if the carrying amount exceeds the recoverable amount. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill allocated to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

7. **TAXATION**

Income tax comprises current and deferred tax. Current tax and deferred tax is recognised in profit or loss except to the extent that it relates to a business combination, or items recognised directly in equity or in other comprehensive income.

Current tax is measured on taxable income at the applicable statutory rate enacted or substantially enacted at the reporting date.

Deferred taxation is provided in full on temporary differences existing at each reporting date between the tax values of assets and liabilities and their carrying amounts. Substantively enacted tax rates are used to determine future anticipated effective tax rates which in turn are used in the determination of deferred taxation.

These temporary differences are expected to result in taxable or deductible amounts in determining taxable profits for future periods when the carrying amount of the asset is recovered or the liability is settled. The principal temporary differences arise from depreciation of property, plant and equipment, provisions, unutilised capital allowances and tax losses carried forward.

Deferred tax assets relating to the carry forward of unutilised tax losses and/or unutilised capital allowances are recognised to the extent it is probable that future taxable profit will be available against which the unutilised tax losses and/or unutilised capital allowances can be recovered. Deferred tax assets are reviewed at each reporting date and are adjusted if recovery is no longer probable. No provision is made for any potential taxation liability on the distribution of retained earnings by group companies.

8. INVENTORIES

Inventories are valued at the lower of cost and net realisable value. The Group's inventories comprise consumable stores and are valued at weighted average cost, after appropriate provision for surplus and slow-moving items.

9. FINANCIAL INSTRUMENTS

Financial instruments recognised in the statement of financial position include cash and cash equivalents, investments, trade and other receivables, borrowings, trade and other payables and related entity loans. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

9.1 Investments

Investments comprise investments in unlisted companies which are accounted for at directors' valuation adjusted for write-downs where appropriate.

9.2 Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and short-term, highly liquid investments readily convertible to known amounts of cash and subject to insignificant risk of changes in value and are measured at cost which is deemed to be fair value as they have a short-term maturity.

Bank overdrafts are included within current liabilities in the statement of financial position.

9.3 Trade receivables

Trade receivables are initially recognised at fair value and subsequently carried at amortised cost less allowance for impairment. Estimates made for impairment are based on a review of all outstanding amounts at period end. Irrecoverable amounts are written off during the period in which they are identified.

9.4 Trade payables

Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

9.5 Financial guarantees

Financial guarantee contracts are accounted for as financial instruments and are recognised initially at fair value and are subsequently measured at the higher of the amount determined in accordance with IAS 37 (Provisions, contingent liabilities and assets), and the initial amount recognised less cumulative amortisation.

9.6 Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred, where applicable and subsequently measured at amortised cost using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.

Interest payable on borrowings is recognised in the income statement over the term of the borrowings using the effective interest method.

Finance expense comprises interest on borrowings and environmental rehabilitation liability offset by interest capitalised on qualifying assets.

Cash flows from interest paid are classified under operating activities in the statement of cash flows.

10. PROVISIONS

Provisions are recognised when the Group has a present obligation, legal or constructive resulting from past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

11. ENVIRONMENTAL OBLIGATIONS

Long-term environmental obligations are based on the Group's environmental management plans, in compliance with applicable environmental and regulatory requirements.

Full provision is made based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the reporting date. The unwinding of the obligation is accounted for in the income statement.

The estimated costs of rehabilitation are reviewed annually and adjusted as appropriate for changes in legislation, technology or other circumstances. Cost estimates are not reduced by the potential proceeds from the sale of assets or from plant clean-up at closure.

Changes in estimates are capitalised or reversed against the relevant asset. Estimates are discounted at a pre-tax rate that reflects current market assessments.

Increases due to additional environmental disturbances are capitalised and amortised over the remaining lives of the mines. These increases are accounted for on a net present value basis.

Annual contributions are made to dedicated rehabilitation trust funds to fund the estimated cost of rehabilitation during and at the end of the life of the relevant mine. The amounts contributed to this trust fund are included under non-current assets and are measured at fair value. Interest earned on monies paid to rehabilitation trust funds is accrued on a time proportion basis and is recorded as interest income. These trusts are consolidated for group purposes.

In addition, bank guarantees are provided for funding of the environmental rehabilitation obligations.

12. EMPLOYEE BENEFITS

12.1 Pension and provident funds

The Group operates a defined contribution retirement plan and contributes to a number of industry based defined contribution retirement plans. The retirement plans are funded by payments from employees and group companies.

Contributions to defined contribution funds are charged against income as incurred.

12.2 Post-retirement health care costs

Medical cover is provided through a number of different schemes. The Group has an obligation to provide medical benefits to certain of its pensioners and dependents of ex-employees. These liabilities have been provided in full, calculated on an actuarial basis. These liabilities are unfunded. Periodic valuation of these obligations is carried out by independent actuaries using appropriate mortality tables, long-term estimates of increases in medical costs and appropriate discount rates.

12.3 Share-based payments

Gold Fields operates a number of equity-settled compensation plans in which the Group participates. The fair value of the equity-settled instruments is measured by reference to the fair value of the equity instrument granted which in turn is determined using the modified Black-Scholes and Monte Carlo simulation models on the date of grant.

Fair value is based on market prices of the equity-settled instruments granted, if available, taking into account the terms and conditions upon which those equity-settled instruments were granted. Fair value of equity-settled instruments granted is estimated using appropriate valuation models and appropriate assumptions at grant date. Non-market vesting conditions (service period prior to vesting) are not taken into account when estimating the fair value of the equity-settled instruments at grant date. Market conditions are taken into account in determining the fair value at grant date.

The fair value of the equity-settled instruments is recognised as an employee benefit expense over the vesting period based on the Group's estimate of the number of instruments that will eventually vest, with a corresponding increase in the share-based payment reserve. Vesting assumptions for non-market conditions are reviewed at each reporting date to ensure they reflect current expectations.

Where the terms of an equity-settled award are modified, the originally determined expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the participant as measured at the date of the modification.

12.4 Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after the reporting date are discounted to present value.

13. REVENUE RECOGNITION

Revenue is recognised to the extent that it is probable that economic benefits will flow to the Group and the amount of revenue can be reliably measured. Revenue is stated at the fair value of the consideration received or receivable.

13.1   Revenue arising from gold sales is recognised when the significant risks and rewards of ownership pass to the buyer. The price of gold, silver and copper is determined by market forces.

13.2   Revenue from services is recognised over the period the services are rendered and is accrued in the financial statements.

13.3   Dividends are recognised when the right to receive payment is established.

13.4   Interest income is recognised on a time proportion basis taking account of the principal outstanding and the effective rate over the period to maturity.

Investment income comprises interest income on funds invested and dividend income from listed and unlisted investments.

Cash flows from dividends and interest received are classified under operating activities in the statement of cash flows.

14.   **DIVIDENDS DECLARED**

Dividends and the related taxation thereon are recognised only when such dividends are declared.

Cash flows from dividends paid are classified under operating activities in the statement of cash flows.

15.   **SEGMENTAL REPORTING**

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker and is based on individual mining operations. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the executive committee that makes strategic decisions.

16.   **DISCONTINUED OPERATIONS**

Classification as a discontinued operation occurs on disposal/distribution or when the operation meets the criteria to be classified as held-for-sale, if earlier. When an operation is classified as a discontinued operation, the comparative income statement and statement of cash flows are represented as if the operation had been discontinued from the start of the comparative period.

17.   **COMPARATIVES**

Where necessary, comparatives are adjusted to conform to changes in presentation. No comparatives were adjusted in the current year unless otherwise stated.

CONSOLIDATED INCOME STATEMENT
for the period ended 30 June 2012

Figures in millions unless otherwise stated

	Notes	For the six-month period ended 30 June 2012 (Reviewed)	For the year ended 31 December 2011 (Audited)	For the six-month period ended 31 December 2010 (Audited)	For the year ended 30 June 2010 (Reviewed)	For the year ended 30 June 2009 (Reviewed)
		South African Rand				
Revenue	1	**8 992.0**	16 613.1	7 664.3	13 710.5	14 667.3
Cost of sales	2	**(6 534.6)**	(12 054.5)	(6 167.0)	(11 532.9)	(10 371.1)
Net operating profit		**2 457.4**	4 558.6	1 497.3	2 177.6	4 296.2
Investment income	3	**58.1**	98.3	57.1	247.0	153.4
Finance expense	4	**(36.7)**	(37.1)	(62.4)	(219.3)	(365.6)
Realised gain on financial instruments		**–**	–	–	–	61.2
Other (costs)/ income		**(26.3)**	(18.4)	2.8	(28.1)	(154.7)
Share of results of associate after taxation		**35.0**	35.0	22.1	63.5	13.0
Share-based payments	5	**(132.9)**	(238.0)	(117.3)	(227.8)	(150.7)
Share-based payments on BEE transactions	6	**–**	–	(1 223.1)	–	–
Profit on disposal of property, plant and equipment		**0.4**	4.3	2.5	1.7	12.8
Driefontein 9# closure costs		**–**	–	–	–	1.9
Restructuring costs		**(49.2)**	(285.5)	(253.4)	(11.3)	(103.5)
Profit on distribution of South Deep	9	**–**	–	4 558.8	–	–
Profit before royalties and taxation	7	**2 305.8**	4 117.2	4 484.4	2 003.3	3 764.0
Royalties	8.1	**(200.5)**	(289.5)	(94.0)	(57.3)	–
Profit before taxation		**2 105.3**	3 827.7	4 390.4	1 946.0	3 764.0
Mining and income tax	8.2	**419.3**	(1 264.5)	(58.8)	(659.4)	(1 350.0)
Profit for the period from continuing operations		**2 524.6**	2 563.2	4 331.6	1 286.6	2 414.0
Loss for the period from discontinued operation	9	**–**	–	(146.1)	(136.8)	(194.7)
Profit for the period		**2 524.6**	2 563.2	4 185.5	1 149.8	2 219.3
Profit/(loss) attributable to:						
– Owners of the parent		**2 524.8**	2 564.1	4 191.0	1 155.7	2 235.5
– Non-controlling interest holders		**(0.2)**	(0.9)	(5.5)	(5.9)	(16.2)
		2 524.6	2 563.2	4 185.5	1 149.8	2 219.3
Basic earnings/(loss) per share – Rand ('000)						
Continuing operations	10.1	**2 524.8**	2 564.1	4 337.1	1 292.5	2 700.2
Discontinued operation	10.2	**–**	–	(146.1)	(136.8)	(216.3)
Diluted earnings/(loss) per share – Rand ('000)						
Continuing operations	10.3	**2 524.8**	2 564.1	4 337.1	1 292.5	2 700.2
Discontinued operation	10.4	**–**	–	(146.1)	(136.8)	(216.3)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the period ended 30 June 2012

Figures in millions unless otherwise stated

	South African Rand				
	For the six-month period ended 30 June 2012 (Reviewed)	For the year ended 31 December 2011 (Audited)	For the six-month period ended 31 December 2010 (Audited)	For the year ended 30 June 2010 (Reviewed)	For the year ended 30 June 2009 (Reviewed)
Profit for the period	**2 524.6**	2 563.2	4 185.5	1 149.8	2 219.3
Other comprehensive income	**–**	–	–	–	–
Total comprehensive income for the period	**2 524.6**	2 563.2	4 185.5	1 149.8	2 219.3
Attributable to:					
– Owners of the parent	**2 524.8**	2 564.1	4 191.0	1 155.7	2 235.5
– Non-controlling interest holders	**(0.2)**	(0.9)	(5.5)	(5.9)	(16.2)
	2 524.6	2 563.2	4 185.5	1 149.8	2 219.3

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at 30 June 2012

Figures in millions unless otherwise stated

	Notes	**30 June 2012 (Reviewed)**	31 December 2011 (Audited)	31 December 2010 (Audited)	30 June 2010 (Reviewed)	30 June 2009 (Reviewed)
			South African Rand			
ASSETS						
Non-current assets		**17 136.4**	16 743.6	15 658.4	37 256.6	34 862.5
Property, plant and equipment	12	**15 664.3**	15 358.8	14 471.4	30 867.0	28 730.7
Goodwill	13	**–**	–	–	4 455.8	4 455.8
Investment in associate	14	**160.5**	128.4	93.4	113.0	49.5
Investments	16	**1.5**	1.5	1.5	1.5	1.5
Environmental trust fund	17	**1 294.6**	1 236.6	1 072.4	1 012.6	886.8
Deferred taxation	23	**15.5**	18.3	19.7	806.7	738.2
Current assets		**2 745.5**	1 747.9	2 460.7	2 369.5	2 039.2
Inventories	18	**305.8**	251.9	200.9	226.4	142.9
Trade and other receivables	19	**727.9**	531.4	646.4	846.9	888.9
Cash and cash equivalents	21	**1 197.2**	362.8	1 036.1	883.1	801.9
Related-party receivables	22	**514.6**	601.8	577.3	413.1	205.5
Total assets		**19 881.9**	18 491.5	18 119.1	39 626.1	36 901.7
EQUITY AND LIABILITIES						
Share capital and premium		**–**	–	–	3 138.2	3 138.2
Non-controlling interest		**(6.1)**	(5.9)	(5.0)	97.8	103.7
Other reserves		**(1 349.2)**	(1 482.1)	(1 720.1)	(3 136.6)	(3 388.4)
(Accumulated loss)/Retained earnings		**(8 694.1)**	(10 487.6)	(10 628.4)	5 589.3	5 350.7
Total equity		**(10 049.4)**	(11 975.6)	(12 353.5)	5 688.7	5 204.2
Non-current liabilities		**6 574.8**	6 454.2	5 599.2	6 040.3	7 670.1
Deferred taxation	23	**4 136.9**	5 020.3	4 420.5	4 670.1	4 176.4
Borrowings	24	**975.0**	–	–	–	2 196.5
Provisions	25	**1 462.9**	1 433.9	1 178.7	1 370.2	1 297.2
Current liabilities		**23 356.5**	24 012.9	24 873.4	27 897.1	24 027.4
Trade and other payables	26	**2 114.1**	1 709.8	1 670.8	2 297.3	2 255.1
Bank overdraft	21	**–**	–	–	4.2	0.7
Related-party payables	27	**20 621.4**	21 569.3	22 935.5	25 540.0	20 174.3
Taxation and royalties		**621.0**	733.8	267.1	55.6	497.1
Financial instruments	20	**–**	–	–	–	0.4
Current portion of borrowings	24	**–**	–	–	–	1 099.8
Total equity and liabilities		**19 881.9**	18 491.5	18 119.1	39 626.1	36 901.7
Net asset value per share – Rand ('000)		**(10 049.4)**	(11 975.6)	(12 353.5)	5 688.7	5 782.4
Net tangible asset value per share – Rand ('000)		**(10 049.4)**	(11 975.6)	(12 353.5)	1 232.9	831.6

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the period ended 30 June 2012

Figures in millions unless otherwise stated

	Number of ordinary shares in issue	Ordinary share capital	Share premium	Equity portion of convertible debt (Mvela)	Share-based payment reserve	Transactions with non-controlling interest holders	(Accumulated loss)/ Retained earnings	Equity attributable to owners of the parent	Non-controlling interest	Total equity
						South African Rand				
Balance at 30 June 2008 (reviewed)	**850.0**	**–**	**8.0**	**3 130.2**	**96.9**	**(3 644.5)**	**4 710.6**	**4 301.2**	**119.9**	**4 421.1**
Total comprehensive income/(loss) for the year	–	–	–	–	–	–	2 235.5	**2 235.5**	(16.2)	**2 219.3**
Share-based payments for continuing operations	–	–	–	–	150.7	–	–	**150.7**	–	**150.7**
Share-based payments for discontinued operation	–	–	–	–	12.5	–	–	**12.5**	–	**12.5**
Dividends declared	–	–	–	–	–	–	(1 595.4)	**(1 595.4)**	–	**(1 595.4)**
Transactions with non-controlling interest holders	–	–	–	–	–	(4.0)	–	**(4.0)**	–	**(4.0)**
Mvela share issue	150.0	–	3 130.2	(3 130.2)	–	–	–	**–**	–	**–**
Balance at 30 June 2009 (reviewed)	**1 000.0**	**–**	**3 138.2**	**–**	**260.1**	**(3 648.5)**	**5 350.7**	**5 100.5**	**103.7**	**5 204.2**
Total comprehensive income/(loss) for the year	–	–	–	–	–	–	1 155.7	**1 155.7**	(5.9)	**1 149.8**
Share-based payments for continuing operations	–	–	–	–	227.8	–	–	**227.8**	–	**227.8**
Share-based payments for discontinued operation	–	–	–	–	24.0	–	–	**24.0**	–	**24.0**
Dividends declared	–	–	–	–	–	–	(917.1)	**(917.1)**	–	**(917.1)**
Balance at 30 June 2010 (reviewed)	**1 000.0**	**–**	**3 138.2**	**–**	**511.9**	**(3 648.5)**	**5 589.3**	**5 590.9**	**97.8**	**5 688.7**
Total comprehensive income/(loss) for the period	–	–	–	–	–	–	4 191.0	**4 191.0**	(5.5)	**4 185.5**
Share-based payments for continuing operations	–	–	–	–	1 340.4	–	–	**1 340.4**	–	**1 340.4**
Share-based payments for discontinued operation	–	–	–	–	76.1	–	–	**76.1**	–	**76.1**
Distribution of South Deep	–	–	(3 138.2)	–	–	–	(26.5)	**(3 164.7)**	(97.3)	**(3 262.0)**
Dividends declared	–	–	–	–	–	–	(354.5)	**(354.5)**	–	**(354.5)**
Dividend declared – South Deep distribution	–	–	–	–	–	–	(20 027.7)	**(20 027.7)**	–	**(20 027.7)**
Balance at 31 December 2010 (audited)	**1 000.0**	**–**	**–**	**–**	**1 928.4**	**(3 648.5)**	**(10 628.4)**	**(12 348.5)**	**(5.0)**	**(12 353.5)**
Total comprehensive income/(loss) for the year	–	–	–	–	–	–	2 564.1	**2 564.1**	(0.9)	**2 563.2**
Share-based payments for continuing operations	–	–	–	–	238.0	–	–	**238.0**	–	**238.0**
Dividends declared	–	–	–	–	–	–	(2 423.3)	**(2 423.3)**	–	**(2 423.3)**

Figures in millions unless otherwise stated

					South African Rand					
	Number of ordinary shares in issue	Ordinary share capital	Share premium	Equity portion of convertible debt (Mvela)	Share-based payment reserve	Transactions with non-controlling interest holders	(Accumulated loss)/ Retained earnings	Equity attributable to owners of the parent	Non-controlling interest	Total equity
Balance at 31 December 2011 (audited)	**1 000.0**	**–**	**–**	**–**	**2 166.4**	**(3 648.5)**	**(10 487.6)**	**(11 969.7)**	**(5.9)**	**(11 975.6)**
Total comprehensive income/(loss) for the period	–	–	–	–	–	–	2 524.8	**2 524.8**	(0.2)	**2 524.6**
Share-based payments for continuing operations	–	–	–	–	132.9	–	–	**132.9**	–	**132.9**
Dividends declared	–	–	–	–	–	–	(731.3)	**(731.3)**	–	**(731.3)**
Balance at 30 June 2012 (reviewed)	**1 000.0**	**–**	**–**	**–**	**2 299.3**	**(3 648.5)**	**(8 694.1)**	**(10 043.3)**	**(6.1)**	**(10 049.4)**

Authorised share capital is 1 000 shares of R1.00 par value per share.

CONSOLIDATED STATEMENT OF CASH FLOWS
for the period ended 30 June 2012

Figures in millions unless otherwise stated

				South African Rand		
	Notes	For the six-month period ended 30 June 2012 (Reviewed)	For the year ended 31 December 2011 (Audited)	For the six-month period ended 31 December 2010 (Audited)	For the year ended 30 June 2010 (Reviewed)	For the year ended 30 June 2009 (Reviewed)
Cash flows from operating activities		**2 346.5**	3 860.6	1 577.4	2 527.3	3 040.4
Cash generated by operations	28	**3 597.2**	6 512.5	2 390.3	4 183.4	5 948.0
Interest income		**24.3**	31.9	28.8	186.4	73.5
Post-retirement health care payments		**(0.7)**	(1.2)	(3.4)	(2.4)	(2.3)
Change in working capital	29	**264.4**	241.3	(181.3)	189.2	(36.1)
Cash generated by operating activities		**3 885.2**	6 784.5	2 234.4	4 556.6	5 983.1
Interest paid		**(32.8)**	(14.5)	(55.4)	(205.8)	(351.0)
Royalties paid	30	**(218.0)**	(171.5)	(67.3)	4.0	–
Tax paid	31	**(556.6)**	(314.6)	(51.7)	(711.9)	(1 031.8)
Dividends paid		**(731.3)**	(2 423.3)	(309.5)	(917.1)	(1 595.4)
Cash generated by continuing operations		**2 346.5**	3 860.6	1 750.5	2 725.8	3 004.9
Cash (utilised in)/generated by discontinued operation		**–**	–	(173.1)	(198.5)	35.5
Cash flows from investing activities		**(1 515.9)**	(3 004.9)	(2 567.5)	(4 580.6)	(3 714.4)
Additions to property, plant and equipment		**(1 494.4)**	(2 922.6)	(1 494.4)	(2 910.7)	(2 689.3)
Proceeds on disposal of property, plant and equipment		**2.7**	15.5	1.1	3.1	52.8
Environmental trust fund and rehabilitation payments		**(24.2)**	(97.8)	(90.5)	(56.4)	(50.4)
Cash utilised in continuing operations		**(1 515.9)**	(3 004.9)	(1 583.8)	(2 964.0)	(2 686.9)
Cash utilised in discontinued operation		**–**	–	(983.7)	(1 616.6)	(1 027.5)
Cash flows from financing activities		**3.8**	(1 529.0)	1 147.3	2 131.0	1 309.1
Loans repaid		**–**	–	–	(2 140.0)	(3 286.0)
Loans raised		**975.0**	–	–	1 040.2	3 900.0
Related-party loans repaid		**(971.2)**	(1 529.0)	–	–	–
Related-party loans raised		**–**	–	811.1	5 252.9	1 052.7
Cash generated by/(utilised in) continuing operations		**3.8**	(1 529.0)	811.1	4 153.1	1 666.7
Cash generated by/(utilised in) discontinued operation		**–**	–	336.2	(2 022.1)	(357.6)
Increase/(decrease) in cash and cash equivalents		**834.4**	(673.3)	157.2	77.7	635.1
Cash and cash equivalents at beginning of the period		**362.8**	1 036.1	878.9	801.2	166.1
Cash and cash equivalents at end of the period		**1 197.2**	362.8	1 036.1	878.9	801.2

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2012

Figures in millions unless otherwise stated

	South African Rand				
	For the six-month period ended 30 June 2012 (Reviewed)	For the year ended 31 December 2011 (Audited)	For the six-month period ended 31 December 2010 (Audited)	For the year ended 30 June 2010 (Reviewed)	For the year ended 30 June 2009 (Reviewed)
1. REVENUE					
Revenue from mining operations – spot sales	**8 992.0**	16 613.1	7 664.3	13 710.5	14 667.3
Total revenue	**8 992.0**	16 613.1	7 664.3	13 710.5	14 667.3
2. COST OF SALES					
Salaries and wages	**(2 956.4)**	(5 591.0)	(2 772.0)	(5 437.2)	(4 756.7)
Consumable stores	**(1 304.9)**	(2 478.0)	(1 162.2)	(2 268.0)	(2 142.5)
Utilities	**(1 003.2)**	(1 871.9)	(850.4)	(1 357.0)	(984.2)
Mine contracts	**(473.5)**	(826.9)	(417.4)	(808.3)	(690.5)
Other	**390.0**	906.5	179.8	341.3	4.1
Amortisation and depreciation	**(1 186.6)**	(2 193.2)	(1 144.8)	(2 003.7)	(1 801.3)
Total cost of sales	**(6 534.6)**	(12 054.5)	(6 167.0)	(11 532.9)	(10 371.1)
3. INVESTMENT INCOME					
Interest received – environmental trust funds	**33.8**	66.4	28.3	60.6	79.9
Interest received – cash balances	**24.3**	31.9	28.8	186.4	73.5
Total investment income	**58.1**	98.3	57.1	247.0	153.4
4. FINANCE EXPENSE					
Interest paid – Mvela loan	**–**	–	–	–	(17.9)
Interest paid – related entity loans	**–**	(4.8)	(36.4)	(191.3)	(14.1)
Interest paid – borrowings	**(32.8)**	(9.7)	(19.0)	(14.5)	(319.0)
Interest charge – environmental rehabilitation	**(3.9)**	(22.6)	(7.0)	(13.5)	(14.6)
Total finance expense	**(36.7)**	(37.1)	(62.4)	(219.3)	(365.6)

5. **SHARE-BASED PAYMENTS**

Sibanye Gold currently participates in the GF Management Incentive Scheme, the Gold Fields Limited 2005 Share Plan and the Gold Fields Limited 2012 Share Plan. All plans are equity-settled.

The following information is available for each plan:

(a)   The GF Management Incentive Scheme

At the Gold Fields annual general meeting on 10 November 1999, shareholders approved the adoption of the GF Management Incentive Scheme (the "Scheme") to substitute the Scheme in place prior to the reverse takeover of Driefontein by Gold Fields in 1999. This Scheme was introduced to provide an incentive for certain officers and employees to acquire shares in Gold Fields. No further allocations of options under this Scheme are being made in view of the introduction of the Gold Fields 2005 Share Plan (see below) and the Scheme will be closed once all options have been exercised or forfeited. Currently, the last date of expiry is 20 February 2013.

The salient features of the Scheme are that:

- it comprises only share options;
- a third of the total share option grant vests upon the second, third and fourth anniversaries of the grant date; and
- share options expire no later than seven years from the grant date.

Details of the options granted under this scheme to Sibanye Gold employees are detailed below:

	30 June 2012 (reviewed)		31 December 2011 (audited)		31 December 2010 (audited)	
	Number of instruments	Average instrument price (cps)	Number of instruments	Average instrument price (cps)	Number of instruments	Average instrument price (cps)
Outstanding at beginning of the period	67 104	80.83	228 340	79.54	407 662	79.32
Movement during the period:						
Exercised and released	(34 168)	64.60	(147 136)	74.46	(165 153)	76.70
Forfeited	(6 068)	97.97	(14 100)	111.75	(14 169)	106.31
Outstanding at end of the period	26 868	97.60	67 104	80.83	228 340	79.54

	30 June 2010 (reviewed)		30 June 2009 (reviewed)	
	Number of instruments	Average instrument price (cps)	Number of instruments	Average instrument price (cps)
Outstanding at beginning of the period	823 730	79.03	1 274 663	78.59
Movement during the period:				
Exercised and released	(351 420)	75.69	(339 315)	74.90
Forfeited	(64 648)	95.41	(111 618)	86.48
Outstanding at end of the period	407 662	79.32	823 730	79.03

All options outstanding above have vested and no further allocations are being made under this plan.

The following table summarises information relating to the options outstanding at 30 June 2012 and 31 December 2011:

Range of exercise prices for outstanding equity instruments (South African Rand)	30 June 2012 (reviewed)			31 December 2011 (audited)		
	Number of instruments	Price	Contractual life (years)	Number of instruments	Price	Contractual life (years)
60.00 – 84.99	868	73.22	0.19	38 504	64.92	0.37
85.00 – 109.99	19 200	89.80	0.36	19 200	89.80	0.86
110.00 – 134.99	4 200	111.66	0.53	4 200	111.66	1.03
135.00 – 159.99	2 600	140.66	0.67	5 200	140.66	1.16
Outstanding at end of the period	26 868	97.60	0.41	67 104	80.83	0.61

(b)   Gold Fields Limited 2005 Share Plan

At the Gold Fields annual general meeting on 17 November 2005 shareholders approved the adoption of the Gold Fields Limited 2005 Share Plan to replace the GF Management Incentive Scheme approved in 1999. The Plan provides for two methods of participation, namely the Performance Allocated Share Appreciation Rights Method (SARS) and the Performance Vesting Restricted Share Method (PVRS). This Plan seeks to attract, retain, motivate and reward participating employees on a basis which seeks to align the interests of such employees with those of the Gold Fields share owners.

The salient features of the Plan are:

- PVRS and SARS are offered to participants annually during March. Quarterly allocations are also made in June, September and December on a *pro rata* basis to qualifying new employees. PVRS are performance-related shares, granted at zero cost;

- all PVRS allocations made from 1 March 2006 to 1 March 2008 were conditionally awarded to participants. Based on the rules of the Plan, the actual number of PVRS which would be settled to a participant three years after the original award date is determined by Gold Fields' performance measured against the performance of five other major gold mining companies (the peer groups) based on the relative change in Gold Fields' share price compared to the basket of respective US Dollar share prices of the peer group. From 1 June 2008 the rules were modified so that two performance measures apply. The target performance criterion has been set at 85% of Gold Fields' expected gold production over the three-year measurement period as set out in the business plans of Gold Fields approved by the Gold Fields Board. In the event that the target performance criterion is met the full initial target award shall be settled on the settlement date. In addition the Gold Fields Remuneration Committee has determined that the number of PVRS to be settled may be increased by up to 300% of the number of the initial target PVRS conditionally awarded, depending on the performance of Gold Fields relative to the performance of the peer group based on the relative change in Gold Fields' share price compared to the basket of respective US Dollar share prices of the peer group. The above amendments were effected under the ambit of the existing rules as previously approved by Gold Fields shareholders at the annual general meeting;

- the performance of Gold Fields that will result in the settlement of shares is to be measured by Gold Fields' share price performance relative to the share price performance of the following peer gold mining companies, collectively referred to as "the peer group", over the three-year period:
  - AngloGold Ashanti Limited;
  - Barrick Gold Corporation;
  - Goldcorp Inc.;
  - Harmony Gold Mining Company Limited; and
  - Newmont Mining Corporation.

- the performance of Gold Fields' shares against the shares of the peer group will be measured for the three-year period running from the first business day of the month preceding the relevant allocation and award date;

- SARS are share options, granted at the weighted average price over the previous 20 trading days; and

- SARS will vest on the third anniversary of the grant date, but may be exercised between the third and sixth anniversary of the grant date by existing employees.

Details of the options granted under this scheme to Sibanye Gold employees are detailed below:

	30 June 2012 (reviewed)			31 December 2011 (audited)		
	Performance vesting restricted shares (PVRS)	Share Appreciation Rights (SARS)	Average instrument price (cps)	Performance vesting restricted shares (PVRS)	Share Appreciation Rights (SARS)	Average instrument price (cps)
Outstanding at beginning of the period	**3 290 075**	**1 211 778**	**107.79**	4 287 862	3 968 584	105.97
Movement during the period:						
Granted during the period	–	–	–	1 324 161	455 542	119.17
Exercised and released	**(847 680)**	**(66 660)**	**109.29**	(1 321 403)	(540 135)	111.06
Forfeited	**(123 730)**	**(69 558)**	**118.02**	(333 574)	(213 455)	110.69
Transferred within the Gold Fields Group	**200 325**	**207 799**	**92.68**	(666 971)	(2 458 758)	105.93
Outstanding at end of the period	**2 518 990**	**1 283 359**	**106.55**	3 290 075	1 211 778	107.79

	31 December 2010 (audited)			30 June 2010 (reviewed)		
	Performance vesting restricted shares (PVRS)	Share Appreciation Rights (SARS)	Average instrument price (cps)	Performance vesting restricted shares (PVRS)	Share Appreciation Rights (SARS)	Average instrument price (cps)
Outstanding at beginning of the period	5 162 825	2 318 811	105.44	4 018 411	1 671 870	111.44
Movement during the period:						
Granted during the period	31 105	11 950	101.48	2 015 425	706 345	90.65
Exercised and released	(288 108)	(8 167)	102.80	(201 055)	–	–
Forfeited	(385 842)	(303 191)	103.31	(271 668)	(140 143)	107.66
Conditions for vesting not met	–	–	–	(421 039)	–	
Transferred within the Gold Fields Group	(232 118)	1 949 181	103.26	22 751	80 739	115.31
Outstanding at end of the period	4 287 862	3 968 584	105.97	5 162 825	2 318 811	105.44

	30 June 2009 (reviewed)		
	Performance vesting restricted shares (PVRS)	Share Appreciation Rights (SARS)	Average instrument price (cps)
Outstanding at beginning of the period	2 794 815	1 220 671	112.97
Movement during the period:			
Granted during the period	1 632 658	597 061	108.76
Exercised and released	(45 630)	–	–
Forfeited	(507 406)	(205 065)	115.38
Conditions for vesting not met	(88 960)	–	–
Transferred within the Gold Fields Group	232 934	59 203	120.70
Outstanding at end of the period	4 018 411	1 671 870	111.44

The fair value of the above equity instruments granted during the period were valued using the Black-Scholes and Monte Carlo simulation models:

	30 June 2012 (Reviewed)	31 December 2011 (Audited)	31 December 2010 (Audited)	30 June 2010 (Reviewed)	30 June 2009 (Reviewed)
Black-Scholes Model					
This model is used to value the Share Appreciation Rights (SARS). The inputs to the model for options granted during the period were as follows:					
– weighted average exercise price	–	119.17	93.89	90.84	108.90
– exponentially weighted moving average volatility (based on a statistical analysis of the share price on a weighted moving average basis for the expected term of the option)	–	46.4%	50.2%	52.0%	51.7%
– expected term (years)	–	5.9	3.0 – 4.2	3.0 – 4.2	3.0 – 4.2
– long-term expected dividend yield	–	1.7%	1.0%	1.0%	1.8%
– weighted average risk-free interest rate	–	6.9%	6.9%	7.9%	6.9%
– weighted average fair value	–	51.66	55.06	43.80	45.90
Monte Carlo simulation					
This model is used to value the Performance Vesting Restricted Shares (PVRS). The inputs to the model for options granted during the period were as follows:					
– weighted average historical volatility (based on a statistical analysis of the share price on a weighted moving average basis for the expected term of the option)	–	64.1%	50.1%	50.4%	67.8%
– expected term (years)	–	3.0	3.0	3.0	3.0
– historical dividend yield	–	1.7%	1.9%	1.4%	2.3%
– weighted average three-year risk-free interest rate (based on US interest rates)	–	0.2%	0.2%	0.2%	0.6%
– weighted average fair value	–	206.27	191.38	155.80	209.40

Vesting of PVRS is based on Gold Fields' performance on the Philadelphia XAU Index ("XAU") relative to the five representative peers in the gold mining industry rather than all members of the index, because some members of the index are not purely gold mining companies or are small producers.

The following table summarises information relating to the options outstanding at 30 June 2012 and 31 December 2011:

	30 June 2012 (reviewed)			31 December 2011 (audited)		
Range of exercise prices for outstanding equity instruments (South African Rands)	Number of instruments	Price	Contractual life (years)	Number of instruments	Price	Contractual life (years)
85.00 – 109.99	786 159	98.26	3.14	712 224	99.36	3.62
110.00 – 134.99	489 630	119.40	4.46	499 554	119.82	4.51
135.00 – 159.99	7 570	136.29	5.51	–	–	–
Total outstanding at end of the period	1 283 359	106.55	3.66	1 211 778	107.79	3.99

The PVRS have not been included in the table above as they do not have an expiry date and are granted for no consideration.

(c)   Gold Fields Limited 2012 Share Plan

At the Gold Fields annual general meeting on 14 May 2012 Gold Fields shareholders approved the adoption of the Gold Fields Limited 2012 Share Plan to replace the Gold Fields Limited 2005 Share Plan. The Plan provides for two methods of participation, namely the Performance Share Method (PS) and the Bonus Share Method (BS). This Plan seeks to attract, retain, motivate and reward participating employees on a basis which seeks to align the interests of such employees with those of the Gold Fields share owners.

The salient features of the Plan are:

- PS and BS are offered to participants annually in March. Quarterly allocations of PS are also made in June, September and December on a *pro rata* basis to qualifying new employees. PS and BS are performance-related shares, granted at zero cost;
- based on the rules of the Plan, the actual number of PS which would be settled to a participant three years after the original award date is determined by Gold Fields' performance measured against the performance of seven other major gold mining companies ("the peer group") based on the relative change in Gold Fields' share price compared to the basket of respective US Dollar share prices of the peer group. Furthermore, for PS awards to be settled to members of Gold Fields Executive Committee, an internal company performance target is required to be met before the external relative measure is applied. The internal target performance criterion has been set at 85% of Gold Fields' planned gold production over the three-year measurement period as set out in the business plans of Gold Fields approved by the Gold Fields Board. In the event that the internal target performance criterion is met the full initial target award shall be settled on the settlement date. In addition, Gold Fields Remuneration Committee has determined that the number of PS to be settled may be increased by up to 200% of the number of the initial target PS conditionally awarded, depending on the performance of Gold Fields relative to the performance of the peer group, based on the relative change in Gold Fields' share price compared to the basket of respective US Dollar share prices of the peer group;
- the performance of Gold Fields that will result in the settlement of shares is to be measured by Gold Fields' share price performance relative to the share price performance of the following peer gold mining companies, collectively referred to as "the peer group", over the three-year period:
    - AngloGold Ashanti Limited;
    - Barrick Gold Corporation;
    - Goldcorp Inc.;
    - Harmony Gold Mining Company Limited;
    - Newmont Mining Corporation;
    - Newcrest Mining Limited; and
    - Kinross Gold Corporation.
- the performance of Gold Fields' shares against the shares of the peer group will be measured for the three-year period running from the first business day of the month preceding the relevant allocation and award date;
- based on the rules of the Plan, the actual number of BS which would be settled equally to a participant over a nine-month and a 18-month period after the original award date is determined by the employee's annual cash bonus calculated with reference to actual performance against predetermined targets for the financial year ended immediately preceding the award date.

Details of the options granted under this Scheme to Sibanye Gold employees are detailed below:

	30 June 2012 (reviewed)	
	Performance shares (PS)	**Bonus share (BS)**
Outstanding at beginning of the period	–	–
Movement during the period:		
Granted during the period	**1 513 097**	**489 748**
Forfeited	**(12 687)**	**(3 159)**
Outstanding at end of the period	**1 500 410**	**486 589**

None of the options above have vested at 30 June 2012.

The fair value of the above equity instruments granted during the period were valued using the Monte Carlo simulation models:

Monte Carlo simulation	**30 June 2012 (reviewed)**
Performance shares	

This model is used to value the Performance shares (PS). The inputs to the model for options granted during the period were as follows:

– weighted average historical volatility (based on a statistical analysis of the share price on a weighted moving average basis for the expected term of the option)	53.4%
– expected term (years)	3.0
– historical dividend yield	3.2%
– weighted average three-year risk-free interest rate (based on US interest rates)	0.7%
– weighted average fair value	154.25

Bonus shares

A future trading model is used to estimate the loss in value to the holders of bonus shares due to trading restrictions. The actual valuation is developed using a Monte Carlo analysis of the future share price of Gold Fields:

– weighted average historical volatility (based on a statistical analysis of the share price on a weighted moving average basis for the expected term of the option)	29.4%
– expected term (months)	9 – 18
– historical dividend yield	2.7%
– weighted average three-year risk-free interest rate (based on SA interest rates)	5.5%
– marketability discount	1.5%
– weighted average fair value	115.74

Vesting of PS is based on Gold Fields' performance on the Philadelphia XAU Index ("XAU") relative to the seven representative peers in the gold mining industry rather than all members of the index, because some members of the index are not purely gold mining companies or are small producers.

The compensation cost related to awards not yet recognised under the above schemes at 31 December 2011 and 30 June 2012 amounts to R369.9 million (audited) and R505.9 million (reviewed), respectively and is to be spread over three years.

Figures in millions unless otherwise stated

	South African Rand				
	For the six-month period ended 30 June 2012 (Reviewed)	For the year ended 31 December 2011 (Audited)	For the six-month period ended 31 December 2010 (Audited)	For the year ended 30 June 2010 (Reviewed)	For the year ended 30 June 2009 (Reviewed)

6. **SHARE-BASED PAYMENTS ON BEE TRANSACTIONS**

During the six-month period ended 31 December 2010, Gold Fields implemented two empowerment transactions to comply with the 2014 Black Economic Empowerment ("BEE") equity ownership targets. The value of these transactions was R1 300.0 million comprising of an employee share option plan ("ESOP"), for an effective 10.75% indirect beneficial financial interest in Sibanye Gold and a broad-based BEE transaction ("Sibanye Gold transaction") for an effective 1.0% indirect beneficial interest in Sibanye Gold. For accounting purposes, these transactions qualify as share-based compensation costs. R76.9 million of the R1 300.0 million related to South Deep, which is included within discontinued operations.

6.1 **ESOP**	**–**	–	(1 150.4)	–	–

Under the ESOP transaction, 13.5 million Gold Fields shares were issued to approximately 47 000 Sibanye Gold employees. These shares were valued on the grant date using the Gold Fields closing share price of R122.79 on 22 December 2010, adjusted by a marketability discount of 25.8% to reflect the value of the restrictions placed on these shares; that the eligible employees may not dispose of the shares until after 15 years from grant date. R76.9 million of the R1 227.3 million related to South Deep, which is included within discontinued operations.

6.2 **Sibanye Gold transaction**	**–**	–	(72.7)	–	–

Under the broad-based BEE transaction, 0.6 million Gold Fields shares were issued to broad-based BEE partners on 23 December 2010. The share-based compensation costs, based on the Gold Fields closing shares price of R118.51, was R72.7 million. These shares were not adjusted by a marketability discount because they had no trading restrictions.

Total share-based payments on BEE transactions	**–**	–	(1 223.1)	–	–

All share-based payment charges above were accounted for in the income statement in full in the period ended 31 December 2010 and no further costs will arise from them.

	South African Rand				
	For the six-month period ended 30 June 2012 (Reviewed)	For the year ended 31 December 2011 (Audited)	For the six-month period ended 31 December 2010 (Audited)	For the year ended 30 June 2010 (Reviewed)	For the year ended 30 June 2009 (Reviewed)
7. **INCLUDED IN PROFIT BEFORE ROYALTIES AND TAXATION ARE THE FOLLOWING:**					
Expenses					
Environmental rehabilitation inflation adjustment	**25.0**	63.7	42.3	79.5	84.3
8. **ROYALTIES, MINING AND INCOME TAX**					
8.1 **Royalties**					
– current period charge	**(200.5)**	(289.5)	(94.0)	(57.3)	–

The Mineral and Petroleum Resource Royalty Act, 2008 ("Royalty Act") was promulgated on 24 November 2008 and became effective from 1 March 2010. The Royalty Act imposes a royalty on refined (mineral resources that have undergone a comprehensive level of beneficiation such as smelting and refining as defined in Schedule 1 of the Act) and unrefined (mineral resources that have undergone limited beneficiation as defined in Schedule 2 of the Act) minerals payable to the State. The royalty in respect of refined minerals (which include gold refined to 99.5% and above and platinum) is calculated by dividing earnings before interest and taxes ("EBIT") by the product of 12.5 times gross revenue calculated as a percentage, plus an additional 0.5%. EBIT refers to taxable mining income (with certain exceptions such as no deduction for interest payable and foreign exchange losses) before assessed losses but after capital expenditure. A maximum royalty of 5% has been introduced on refined minerals. The effective rate of royalty tax payable for the six months to 30 June 2012 was approximately 2.2% of mining revenue (December 2011: 1.7%, December 2010: 1.1% and June 2010: 1.2%).

Figures in millions unless otherwise stated

	South African Rand				
	For the six-month period ended 30 June 2012 (Reviewed)	For the year ended 31 December 2011 (Audited)	For the six-month period ended 31 December 2010 (Audited)	For the year ended 30 June 2010 (Reviewed)	For the year ended 30 June 2009 (Reviewed)
8.2 **Mining and income tax**					
The components of mining and income tax are the following:					
South African taxation					
– mining tax	**(443.3)**	(633.0)	(184.9)	(169.8)	(839.0)
– non-mining tax	**(7.5)**	(11.0)	(52.8)	(55.9)	(21.4)
– company and capital gain tax	**(10.5)**	(22.2)	(5.8)	(19.8)	(20.7)
– prior year adjustment – current tax	**–**	2.9	7.0	36.4	–
– deferred tax	**880.6**	(602.5)	206.1	(450.3)	(491.7)
– prior year adjustment – deferred tax	**–**	1.3	(28.4)	–	22.8
Total mining and income tax	**419.3**	(1 264.5)	(58.8)	(659.4)	(1 350.0)

Major items causing the Group's income tax to differ from the maximum South African statutory mining tax rate of 34.0% (June 2011: 43.0%) were:

Tax on Profit before taxation at maximum South African statutory mining tax rate	**(715.8)**	(1 645.9)	(1 887.9)	(836.8)	(1 618.5)
South African mining tax formula rate adjustment	**153.0**	86.2	76.4	129.9	256.9
Rate adjustment to reflect the company tax rate of 28%	**13.6**	382.4	33.9	72.9	67.8
Non-deductible share-based payments	**(46.3)**	(102.3)	(576.4)	(98.0)	(64.8)
Non-taxable profit on distribution of South Deep	**–**	–	1 960.3	–	–
Net non-taxable income and non-deductible expenditure	**11.2**	15.1	(31.4)	50.9	10.7
Prior year adjustment	**–**	–	(21.4)	36.4	–
Deferred tax asset not recognised	**–**	–	–	(3.7)	(22.1)
Deferred tax release on reduction of rate	**1 003.6**	–	378.7	–	–
Other	**–**	–	9.0	(11.0)	20.0
Income and mining tax expense	**419.3**	(1 264.5)	(58.8)	(659.4)	(1 350.0)

	30 June 2012 (Reviewed)	31 December 2011 (Audited)	31 December 2010 (Audited)	30 June 2010 (Reviewed)	30 June 2009 (Reviewed)
South Africa tax rates					
Mining tax[1]	**Y = 34 – 170/X**	Y = 43 – 215/X	Y = 43 – 215/X	Y = 43 – 215/X	Y = 43 – 215/X
Non-mining tax[2]	**28.0%**	35.0%	35.0%	35.0%	35.0%
Company tax rate	**28.0%**	28.0%	28.0%	28.0%	28.0%

[1] South African mining tax on mining income is determined according to a formula which takes into account the profit and revenue from mining operations. South African mining taxable income is determined after the deduction of all mining capital expenditure, with the proviso that this cannot result in an assessed loss. Capital expenditure amounts not deducted are carried forward as unredeemed capital expenditure to be deducted from future mining income. Accounting depreciation is ignored for the purpose of calculating South African mining taxation.

In the formula above, Y is the percentage rate of tax payable and X is the ratio of mining profit, after the deduction of redeemable capital expenditure, to mining revenue expressed as a percentage.

[2] Non-mining income consists primarily of interest income.

Deferred tax is provided at the expected future rate for mining operations arising from temporary differences between the carrying values and tax values of assets and liabilities.

At 30 June 2012, the Group had the following estimated amounts available for set-off against future income:

| | Unredeemed capital expenditure | | | | |
	30 June 2012 (Reviewed)	31 December 2011 (Audited)	31 December 2010 (Audited)	30 June 2010 (Reviewed)	30 June 2009 (Reviewed)
South Africa³					
GFI Mining South Africa (Pty) Limited – Breatrix division	–	–	793.6	1 061.6	1 348.9
Gold Fields Operations Limited	–	–	–	3 498.3	2 702.2
GFI Joint Venture Holdings (Pty) Limited	–	–	–	9 901.0	8 117.8
	–	–	793.6	14 460.9	12 168.9

| | Tax losses | | | | |
	30 June 2012 (Reviewed)	31 December 2011 (Audited)	31 December 2010 (Audited)	30 June 2010 (Reviewed)	30 June 2009 (Reviewed)
South Africa³					
Gold Fields Operations Limited	–	–	–	4 544.8	4 666.7
GFI Joint Venture Holdings (Pty) Limited	–	–	–	616.7	766.9
Living Gold (Pty) Limited	**118.1**	114.4	155.9	152.2	142.2
Golden Oils (Pty) Limited	**10.5**	10.4	9.3	7.3	5.7
Agrihold (Pty) Limited	**15.8**	15.8	15.8	15.8	17.8
Golden Hytec Farming (Pty) Limited	**9.3**	9.3	9.2	9.3	9.3
	153.7	149.9	190.2	5 346.1	5 608.6

| | Deferred tax asset not recognised | | | | |
	30 June 2012 (Reviewed)	31 December 2011 (Audited)	31 December 2010 (Audited)	30 June 2010 (Reviewed)	30 June 2009 (Reviewed)
South Africa³					
GFI Joint Venture Holdings (Pty) Limited	–	–	–	1 125.6	730.7
Living Gold (Pty) Limited	**33.1**	32.0	43.7	42.6	39.8
Golden Oils (Pty) Limited	**2.9**	2.9	2.6	2.0	1.6
Agrihold (Pty) Limited	**4.4**	4.4	4.4	4.4	5.0
Golden Hytec Farming (Pty) Limited	**2.6**	2.6	2.6	2.6	2.6
	43.0	41.9	53.3	1 177.2	779.7

³ These deductions are available to be utilised against income generated by the relevant tax entity and do not expire unless the tax entity concerned ceases to operate for a period of longer than one year. Under South African mining tax ring-fencing legislation, each tax entity is treated separately and as such these deductions can only be utilised by the tax entities in which the deductions have been generated. South African tax losses have no expiration date.

Figures in millions unless otherwise stated

	South African Rand				
	For the six-month period ended 30 June 2012 (Reviewed)	For the year ended 31 December 2011 (Audited)	For the six-month period ended 31 December 2010 (Audited)	For the year ended 30 June 2010 (Reviewed)	For the year ended 30 June 2009 (Reviewed)

9. **DISCONTINUED OPERATION**

In December 2010, Sibanye Gold distributed 100% of its shareholding in South Deep operations (through its ownership of subsidiaries – GF Operations and GFI Joint Venture Holdings – which in turn own 50% of South Deep each) to Newshelf (Pty) Limited, a related entity and a wholly-owned subsidiary company of Gold Fields Limited. The distribution was effected by way of dividend *in-specie* to Gold Fields, the parent company of both Newshelf and Sibanye Gold. The distribution of R23 289.7 million equalled the cost of Sibanye Gold's investment in the two subsidiaries. The difference between the cost of the investment in subsidiaries and the net carrying value of the consolidated assets and liabilities was accounted for in profit or loss.

South Deep has been presented as a discontinued operation in the financial statements and the comparative income statements and statements of cash flows have been represented as if South Deep had been discontinued from the start of the comparative periods. Below is a summary of the results of the discontinued operation as well as the related assets and liabilities distributed.

Product revenue	–	–	1 208.5	2 188.5	1 398.1
Costs	–	–	(1 328.9)	(2 350.4)	(1 720.7)
Loss before tax	–	–	(120.4)	(161.9)	(322.6)
Tax	–	–	(25.7)	25.1	127.9
Net loss	–	–	(146.1)	(136.8)	(194.7)
Property, plant and equipment	–	–	17 393.2		
Goodwill	–	–	4 455.8		
Non-current assets – other	–	–	757.6		
Current assets	–	–	637.6		
Current liabilities	–	–	(4 374.7)		
Long-term liabilities	–	–	(138.6)		
Net carrying value	–	–	18 730.9		
Net asset value distributed	–	–	(23 289.7)		
Profit on distribution	–	–	(4 558.8)		

	South African Rand				
	For the six-month period ended 30 June 2012 (Reviewed)	For the year ended 31 December 2011 (Audited)	For the six-month period ended 31 December 2010 (Audited)	For the year ended 30 June 2010 (Reviewed)	For the year ended 30 June 2009 (Reviewed)

10. **EARNINGS/(LOSS) PER SHARE**

10.1 **Basic earnings per share from continuing operations – Rand ('000)**	**2 524.8**	2 564.1	4 337.1	1 292.5	2 700.2

Basic earnings per share is calculated by dividing the profit attributable to ordinary shareholders from continuing operations for the six-month period ended 30 June 2012 of R2 524.8 million (12-month period ended 31 December 2011: R2 564.1 million, six-month period ended 31 December 2010: R4 337.1 million, 12-month periods ended 30 June 2010 and 30 June 2009: R1 292.5 million and R2 430.2 million, respectively) by the weighted average number of ordinary shares in issue during the six-month period of 1 000 (12-month period ended 31 December 2011: 1 000, six-month period ended 31 December 2010: 1 000, 12-month periods ended 30 June 2010 and 30 June 2009: 1 000 and 900, respectively).

10.2 **Basic loss per share from discontinued operation – Rand ('000)**	–	–	(146.1)	(136.8)	(216.3)

Basic loss per share is calculated by dividing the loss attributable to ordinary shareholders from discontinued operations for the six-month period ended 30 June 2012 of nil (12-month period ended 31 December 2011: nil, six-month period ended 31 December 2010: R146.1 million, 12-month periods ended 30 June 2010 and 30 June 2009: R136.8 million and R194.7 million, respectively) by the weighted average number of ordinary shares in issue during the six-month period of 1 000 (12-month period ended 31 December 2011: 1 000, six-month period ended 31 December 2010: 1 000, 12-month periods ended 30 June 2010 and 30 June 2009: 1 000 and 900, respectively).

Figures in millions unless otherwise stated

		South African Rand				
		For the six-month period ended 30 June 2012 (Reviewed)	For the year ended 31 December 2011 (Audited)	For the six-month period ended 31 December 2010 (Audited)	For the year ended 30 June 2010 (Reviewed)	For the year ended 30 June 2009 (Reviewed)
10.3	**Diluted earnings per share from continuing operations – Rand ('000)**	**2 524.8**	2 564.1	4 337.1	1 292.5	2 700.2

Diluted earnings per share is calculated on the basis of profit attributable to ordinary shareholders from continuing operations for the six-month period ended 30 June 2012 of R2 524.8 million (12-month period ended 31 December 2011: R2 564.1 million, six-month period ended 31 December 2010: R4 337.1 million, 12-month periods ended 30 June 2010 and 30 June 2009: R1 292.5 million and R2 430.2 million, respectively) and 1 000 (12-month period ended 31 December 2011: 1 000, six-month period ended 31 December 2010: 1 000, 12-month periods ended 30 June 2010 and 30 June 2009: 1 000 and 900, respectively) shares being the diluted number of ordinary shares in issue during the six-month period ended 30 June 2012.

10.4	**Diluted loss per share from discontinued operation – Rand ('000)**	**–**	–	(146.1)	(136.8)	(216.3)

Diluted loss per share is calculated on the basis of loss attributable to ordinary shareholders from discontinued operations for the six-month period ended 30 June 2012 of nil (12-month period ended 31 December 2011: nil, six-month period ended 31 December 2010: R146.1 million, 12-month periods ended 30 June 2010 and 30 June 2009: R136.8 million and R194.7 million, respectively) and 1 000 (12-month period ended 31 December 2011: 1 000, six-month period ended 31 December 2010: 1 000, 12-month periods ended 30 June 2010 and 30 June 2009: 1 000 and 900, respectively) shares being the diluted number of ordinary shares in issue during the six-month period ended 30 June 2012.

10.5	**Headline earnings/(loss) per share from continuing operations – Rand ('000)**	**2 524.5**	2 561.3	(223.2)	1 292.4	2 691.4

Headline earnings/(loss) per share is calculated on the basis of adjusted profit/(loss) attributable to ordinary shareholders from continuing operations for the six-month period ended 30 June 2012 of R2 524.5 million (12-month period ended 31 December 2011: R2 561.3 million, six-month period ended 31 December 2010: loss of R223.2 million, 12-month periods ended 30 June 2010 and 30 June 2009: R1 291.4 million and R2 422.3 million, respectively) and 1 000 (12-month period ended 31 December 2011: 1 000, six-month period ended 31 December 2010: 1 000, 12-month periods ended 30 June 2010 and 30 June 2009: 1 000 and 900, respectively) shares being the weighted average number of ordinary shares in issue during the six-month period ended 30 June 2012.

Profit attributable to ordinary shareholders from continuing operations is reconciled to headline earnings/(loss) as follows:

Profit attributable to ordinary shareholders from continuing operations	**2 524.8**	2 564.1	4 337.1	1 292.5	2 430.2
Profit on disposal of property, plant and equipment	**(0.4)**	(4.3)	(2.5)	(1.7)	(12.8)
Taxation effect of profit on disposal of property, plant and equipment	**0.1**	1.5	1.0	0.6	4.9
Profit on distribution of South Deep	**–**	–	(4 558.8)	–	–
Headline earnings/(loss) from continuing operations	**2 524.5**	2 561.3	(223.2)	1 291.4	2 422.3

10.6	**Diluted headline earnings/(loss) per share from continuing operations – Rand ('000)**	**2 524.5**	2 561.3	(223.2)	1 292.4	2 691.4

Headline earnings/(loss) per share is calculated on the basis of adjusted profit/(loss) attributable to ordinary shareholders from continuing operations for the six-month period ended 30 June 2012 of R2 524.5 million (12-month period ended 31 December 2011: R2 561.3 million, six-month period ended 31 December 2010: loss of R223.2 million, 12-month periods ended 30 June 2010 and 30 June 2009: R1 291.4 million and R2 422.3 million, respectively) and 1 000 (12-month period ended 31 December 2011: 1 000, six-month period ended 31 December 2010: 1 000, 12-month periods ended 30 June 2010 and 30 June 2009: 1 000 and 900, respectively) shares being the diluted number of ordinary shares in issue during the six-month period ended 30 June 2012.

				South African Rand		
		For the six-month period ended 30 June 2012 (Reviewed)	For the year ended 31 December 2011 (Audited)	For the six-month period ended 31 December 2010 (Audited)	For the year ended 30 June 2010 (Reviewed)	For the year ended 30 June 2009 (Reviewed)
10.7	**Headline loss per share from discontinued operation – Rand ('000)**	–	–	(147.8)	(137.2)	(216.6)

Headline loss per share is calculated on the basis of adjusted loss attributable to ordinary shareholders from discontinued operations for the six-month period ended 30 June 2012 of Rnil (12-month period ended 31 December 2011: Rnil, six-month period ended 31 December 2010: R147.8 million, 12-month periods ended 30 June 2010 and 30 June 2009: R137.2 million and R194.9 million, respectively) and 1 000 (12-month period ended 31 December 2011: 1 000, six-month period ended 31 December 2010: 1 000, 12-month periods ended 30 June 2010 and 30 June 2009: 1 000 and 900, respectively) shares being the weighted average number of ordinary shares in issue during the six-month period ended 30 June 2012.

Loss attributable to ordinary shareholders from discontinued operation is reconciled to headline loss as follows:

	Loss attributable to ordinary shareholders from discontinued operation	–	–	(146.1)	(136.8)	(194.7)
	Profit on disposal of property, plant and equipment	–	–	(2.7)	(0.6)	(0.4)
	Taxation effect of profit on disposal of property, plant and equipment	–	–	1.0	0.2	0.2
	Headline loss from discontinued operation	–	–	(147.8)	(137.2)	(194.9)
10.8	**Diluted headline loss per share from discontinued operation – Rand ('000)**	–	–	(147.8)	(137.2)	(216.6)

Diluted headline loss per share is calculated on the basis of adjusted loss attributable to ordinary shareholders from discontinued operations for the six-month period ended 30 June 2012 of Rnil (12-month period ended 31 December 2011: Rnil, six-month period ended 31 December 2010: R147.8 million, 12-month periods ended 30 June 2010 and 30 June 2009: R137.2 million and R194.9 million, respectively) and 1 000 (12-month period ended 31 December 2011: 1 000, six-month period ended 31 December 2010: 1 000, 12-month periods ended 30 June 2010 and 30 June 2009: 1 000 and 900, respectively) shares being the diluted number of ordinary shares in issue during the six-month period ended 30 June 2012.

11.	**DIVIDENDS**					
	Dividends declared during the period	**731.3**	2 423.3	20 382.2	917.1	1 595.4
	Dividends per share – Rand ('000)	**731.3**	2 423.3	20 382.2	917.1	1 595.4

		South African Rand		
		Total	**Mine development, infrastructure and other assets**	**Land, mineral rights and rehabilitation assets**
12.	**PROPERTY, PLANT AND EQUIPMENT**			
	30 June 2012			
	Cost			
	Balance at beginning of the period	**37 988.0**	**36 727.7**	**1 260.3**
	Additions continuing operations	**1 494.4**	**1 494.4**	–
	Disposals	**(4.7)**	**(4.7)**	–
	Balance at end of the period	**39 477.7**	**38 217.4**	**1 260.3**
	Accumulated depreciation			
	Balance at beginning of the period	**22 629.2**	**21 914.6**	**714.6**
	Charge for the period continuing operations	**1 186.6**	**1 167.8**	**18.8**
	Disposals	**(2.4)**	**(2.4)**	–
	Balance at end of the period	**23 813.4**	**23 080.0**	**733.4**
	Carrying value at end of the period (reviewed)	**15 664.3**	**15 137.4**	**526.9**

Figures in millions unless otherwise stated

	South African Rand		
	Total	**Mine development, infrastructure and other assets**	**Land, mineral rights and rehabilitation assets**
31 December 2011			
Cost			
Balance at beginning of the year	34 926.6	33 835.6	1 091.0
Changes in estimates of rehabilitation assets	169.2	–	169.2
Additions continuing operations	2 922.6	2 922.5	0.1
Disposals	(30.4)	(30.4)	–
Balance at end of the year	37 988.0	36 727.7	1 260.3
Accumulated depreciation			
Balance at beginning of the year	20 455.2	19 761.3	693.9
Charge for the year continuing operations	2 193.2	2 172.5	20.7
Disposals	(19.2)	(19.2)	–
Balance at end of the year	22 629.2	21 914.6	714.6
Carrying value at end of the year (audited)	15 358.8	14 813.1	545.7
31 December 2010			
Cost			
Balance at beginning of the period	52 500.7	48 340.1	4 160.6
Reclassification	(21.8)	9.3	(31.1)
Changes in estimates of rehabilitation assets	(96.5)	–	(96.5)
Additions continuing operations	1 494.4	1 494.1	0.3
Additions discontinued operation	1 003.2	1 003.2	–
Disposals	(36.5)	(36.4)	(0.1)
Distribution of South Deep	(19 949.3)	(17 007.1)	(2 942.2)
Interest capitalised	32.4	32.4	–
Balance at end of the period	34 926.6	33 835.6	1 091.0
Accumulated depreciation			
Balance at beginning of the period	21 633.7	20 651.8	981.9
Reclassification	(8.5)	(8.5)	–
Charge for the period continuing operations	1 144.8	1 133.1	11.7
Charge for the period discontinued operation	248.8	228.1	20.7
Disposals	(7.5)	(7.5)	–
Distribution of South Deep	(2 556.1)	(2 235.7)	(320.4)
Balance at end of the period	20 455.2	19 761.3	693.9
Carrying value at end of the period (audited)	14 471.4	14 074.3	397.1
30 June 2010			
Cost			
Balance at beginning of the year	47 908.9	43 742.0	4 166.9
Changes in estimates of rehabilitation assets	(18.3)	–	(18.3)
Additions continuing operations	2 910.7	2 898.9	11.8
Additions discontinued operation	1 613.3	1 613.1	0.2
Disposals	(2.1)	(2.1)	–
Interest capitalised	88.2	88.2	–
Balance at end of the year	52 500.7	48 340.1	4 160.6
Accumulated depreciation			
Balance at beginning of the year	19 178.2	18 273.9	904.3
Charge for the year continuing operations	2 003.7	1 964.2	39.5
Charge for the year discontinued operation	452.5	414.4	38.1
Disposals	(0.7)	(0.7)	–
Balance at end of the year	21 633.7	20 651.8	981.9
Carrying value at end of the year (reviewed)	30 867.0	27 688.3	3 178.7

Figures in millions unless otherwise stated

	South African Rand		
	Total	**Mine development, infrastructure and other assets**	**Land, mineral rights and rehabilitation assets**
30 June 2009			
Cost			
Balance at beginning of the year	44 025.1	40 091.2	3 933.9
Reclassification	–	(11.9)	11.9
Changes in estimates of rehabilitation assets	161.0	–	161.0
Additions continuing operations	2 689.3	2 672.1	17.2
Additions discontinued operation	1 020.5	977.6	42.9
Disposals	(49.0)	(49.0)	–
Interest capitalised	62.0	62.0	–
Balance at end of the year	47 908.9	43 742.0	4 166.9
Accumulated depreciation			
Balance at beginning of year	17 094.2	16 236.5	857.7
Charge for the year continuing operations	1 801.3	1 779.7	21.6
Charge for the year discontinued operation	283.2	258.2	25.0
Disposals	(9.0)	(9.0)	–
Impairment	8.5	8.5	–
Balance at end of the year	19 178.2	18 273.9	904.3
Carrying value at end of the year (reviewed)	28 730.7	25 468.1	3 262.6

	South African Rand				
	30 June 2012 (Reviewed)	31 December 2011 (Audited)	31 December 2010 (Audited)	30 June 2010 (Reviewed)	30 June 2009 (Reviewed)
13. **GOODWILL**	**–**	–	–	4 455.8	4 455.8

The goodwill arose on the acquisition of South Deep and is attributable to the upside potential of the asset, synergies, deferred tax and the gold multiple. The goodwill was distributed to Newshelf as part of the Sibanye Gold distribution of South Deep during December 2010 (refer note 9).

The total goodwill was allocated to South Deep, the cash-generating unit ("CGU"), where it was tested for impairment.

In line with the accounting policy, the recoverable amount was determined by reference to "fair value less costs to sell" being the higher of "value in use" and "fair value less cost to sell", based on the cash flows over the life of the CGU and discounted to present value at an appropriate discount rate. Management's estimates and assumptions used in the 30 June 2010 calculation include:

- long-term gold price of R260 000 per kilogram for 2011 and 2012 and R290 000 per kilogram thereafter, R385 000 per kilogram for 2013 and R375 000 per kilogram thereafter (June 2009: R245 000 per kilogram for 2010 and 2011 and R280 000 per kilogram thereafter);
- a discount rate of between 5.1% and 6.2% (June 2009: 6.0%); and
- the annual life of mine plan takes into account the following:
  - proved and probable ore reserves of South Deep;
  - value beyond proved and probable reserves determined using appropriate price assumptions;
  - cash flows are based on the life of mine plan which exceeds a period of five years; and
  - capital expenditure estimates over the life of mine plan.

The carrying value of CGUs, including goodwill, is tested on an annual basis for impairment. In addition, the Group reviews and tests the carrying value of assets when events or changes in circumstances suggest that the carrying amount of a CGU may not be recoverable.

Expected future cash flows used to determine the recoverable amount of property, plant and equipment and goodwill are inherently uncertain and could materially change over time. They are significantly affected by a number of factors including reserves and production estimates, together with economic factors such as the spot gold price, foreign currency exchange rates, estimates of production costs, future capital expenditure and discount rates.

Figures in millions unless otherwise stated

	South African Rand				
	30 June 2012 (Reviewed)	31 December 2011 (Audited)	31 December 2010 (Audited)	30 June 2010 (Reviewed)	30 June 2009 (Reviewed)
14. **INVESTMENT IN ASSOCIATE**					
The Group has a 33.1% (30 June 2010 and 30 June 2009: 34.9%) interest in Rand Refinery Limited					
Investment in Rand Refinery Limited	**160.5**	128.4	93.4	113.0	49.5
Balance at end of the period	**160.5**	128.4	93.4	113.0	49.5
Investment in associate consists of:					
Unlisted shares at cost	**21.7**	21.7	22.3	22.3	22.3
Share of accumulated profits brought forward	**103.8**	71.7	90.7	27.2	49.1
Dividend received	**–**	–	(38.9)	–	(34.9)
Share of profit after taxation	**35.0**	35.0	22.1	63.5	13.0
Distribution of South Deep	**–**	–	(2.8)	–	–
Total investment in associate	**160.5**	128.4	93.4	113.0	49.5
The Group's interest in the summarised financial statements of Rand Refinery Limited are:					
Non-current assets	**339.8**	304.7	274.2	266.2	81.5
Current assets	**465.7**	373.9	411.7	332.6	112.9
Total assets	**805.5**	678.6	685.9	598.8	194.4
Non-current liabilities	**53.3**	53.5	50.7	50.9	16.6
Current liabilities	**136.5**	115.2	228.7	92.8	82.6
Total equity and liabilities	**189.8**	168.7	279.4	143.7	99.2
Net assets	**615.7**	509.9	406.5	455.1	95.2
Reconciliation of the total investment in associate with attributable net assets:					
Net assets	**204.9**	172.8	141.9	158.7	95.2
Dividend received	**(8.2)**	(8.2)	(8.4)	(8.4)	(8.4)
Fair value adjustment*	**(36.2)**	(36.2)	(37.3)	(37.3)	(37.3)
Distribution of South Deep	**–**	–	(2.8)	–	–
Carrying value	**160.5**	128.4	93.4	113.0	49.5

* The investment in associate was fair valued at 1 July 2002, the date when significant influence was obtained.

Figures in millions unless otherwise stated

	South African Rand				
	30 June 2012 (Reviewed)	31 December 2011 (Audited)	31 December 2010 (Audited)	30 June 2010 (Reviewed)	30 June 2009 (Reviewed)
15. **FINANCIAL INSTRUMENTS PER CATEGORY**					
The accounting policies for financial instruments have been applied to the line items below:					
(a) Financial assets					
Loans and receivables					
– Trade and other receivables	**537.2**	377.1	419.5	560.3	574.7
– Cash and cash equivalents	**1 197.2**	362.8	1 036.1	883.1	801.9
– Environmental trust funds	**1 294.6**	1 236.6	1 072.4	1 012.6	886.8
– Related-party receivables	**514.6**	601.8	577.3	413.1	205.5
Available for sale					
– Investments	**1.5**	1.5	1.5	1.5	1.5
(b) Financial liabilities					
Derivatives used for hedging					
– Financial instruments	**–**	–	–	–	0.4
Other financial liabilities					
– Borrowings	**975.0**	–	–	–	3 296.3
– Bank overdraft	**–**	–	–	4.2	0.7
– Related-party payables	**20 621.4**	21 569.3	22 935.5	25 540.0	20 174.3
– Trade and other payables	**1 722.7**	1 347.1	1 312.7	1 891.2	1 911.4
16. **INVESTMENTS**					
Unlisted					
Carrying value and directors' valuation	**1.5**	1.5	1.5	1.5	1.5
Total investments	**1.5**	1.5	1.5	1.5	1.5
17. **ENVIRONMENTAL TRUST FUND**					
Gold Fields Mining Environmental Trust Fund					
Balance at beginning of the period	**1 236.6**	1 072.4	1 012.6	886.8	746.7
Distribution of South Deep	**–**	–	(65.0)	–	–
Contributions continuing operations	**24.2**	97.8	90.5	56.4	50.4
Contributions discontinued operation	**–**	–	4.0	3.9	7.4
Interest earned continuing operations	**33.8**	66.4	28.3	60.6	79.9
Interest earned discontinued operation	**–**	–	2.0	4.9	2.4
Balance at end of the period	**1 294.6**	1 236.6	1 072.4	1 012.6	886.8

The proceeds from this fund are intended to fund environmental rehabilitation obligations of the Company's mines and they are not available for general purposes of the Company. All income from this asset is reinvested or spent to meet these obligations. These obligations are included in environmental rehabilitation costs under long-term provisions. (Refer note 25)

18. **INVENTORIES**					
Consumable stores	**305.8**	251.9	200.9	226.4	142.9
Total inventories	**305.8**	251.9	200.9	226.4	142.9

	South African Rand				
	30 June 2012 (Reviewed)	31 December 2011 (Audited)	31 December 2010 (Audited)	30 June 2010 (Reviewed)	30 June 2009 (Reviewed)
19. TRADE AND OTHER RECEIVABLES					
Trade receivables – gold sales	**444.3**	227.3	251.2	368.6	406.8
Other trade receivables	**41.3**	32.7	55.8	82.5	95.9
Prepayments	**98.3**	57.3	59.5	86.4	103.7
Value-added tax	**92.4**	97.0	167.4	200.2	210.5
Payroll debtors	**34.6**	85.8	76.4	41.6	20.4
Other	**17.0**	31.3	36.1	67.6	51.6
Total trade and other receivables	**727.9**	531.4	646.4	846.9	888.9
20. FINANCIAL INSTRUMENTS					
Western Areas US Dollars/Rand purchases	**–**	–	–	–	(0.4)
Total financial instruments	**–**	–	–	–	(0.4)
21. CASH AND CASH EQUIVALENTS					
Cash at bank and on hand	**1 197.2**	362.8	1 036.1	883.1	801.9
Bank overdraft	**–**	–	–	(4.2)	(0.7)
Total cash and cash equivalents	**1 197.2**	362.8	1 036.1	878.9	801.2
22. RELATED-PARTY RECEIVABLES					
Other trade receivables					
Related-party receivables	**93.2**	225.7	513.4	248.0	205.5
Loans					
Gold Fields Group Services (Pty) Limited	**251.4**	206.1	–	165.1	–
Gold Fields Operations Limited	**170.0**	170.0	–	–	–
Other	**–**	–	63.9	–	–
Total related-party receivables	**514.6**	601.8	577.3	413.1	205.5

Refer to note 38 for further details relating to related-party balances.

23. DEFERRED TAXATION

The detailed components of the net deferred taxation liability which results from the differences between the amounts of assets and liabilities recognised for financial reporting and taxation purposes in different accounting periods are:

Deferred taxation liabilities					
– Mining assets	**4 236.6**	5 170.6	4 802.4	10 808.6	10 064.3
– Investment in environmental trust fund	**361.5**	425.5	375.3	386.0	338.0
– Other	**28.2**	20.0	16.8	10.6	19.1
Gross deferred taxation liabilities	**4 626.3**	5 616.1	5 194.5	11 205.2	10 421.4
Deferred taxation assets					
– Provisions	**(504.9)**	(614.1)	(516.0)	(639.6)	(604.0)
– Tax losses	**–**	–	–	(2 064.6)	(2 173.5)
– Unredeemed capital expenditure	**–**	–	(277.7)	(4 637.6)	(4 205.7)
Net deferred taxation liabilities	**4 121.4**	5 002.0	4 400.8	3 863.4	3 438.2
Included in the statement of financial position as follows:					
Deferred taxation assets	**(15.5)**	(18.3)	(19.7)	(806.7)	(738.2)
Deferred taxation liabilities	**4 136.9**	5 020.3	4 420.5	4 670.1	4 176.4
Net deferred taxation liabilities	**4 121.4**	5 002.0	4 400.8	3 863.4	3 438.2
Balance at beginning of the period	**5 002.0**	4 400.8	3 863.4	3 438.2	3 097.2
Distribution of South Deep	**–**	–	689.4	–	–
Transferred through the income statement – continuing operations	**(880.6)**	601.2	(177.7)	450.3	468.9
Transferred through the income statement – discontinued operation	**–**	–	25.7	(25.1)	(127.9)
Balance at end of the period	**4 121.4**	5 002.0	4 400.8	3 863.4	3 438.2

Figures in millions unless otherwise stated

24. BORROWINGS

(a) Debt component of Mvela loan

On 17 March 2004, Mvelaphanda Gold (Pty) Limited ("Mvela"), a wholly owned subsidiary of Mvelaphanda Resources Limited, advanced an amount of R4 139.0 million to GFI Mining South Africa (Pty) Limited ("Sibanye Gold") at a fixed rate of 10.57% nominal annual compounded semi-annually. Interest was payable semi-annually and the loan amount was repaid on 17 March 2009.

On the date the loan was repaid, Mvela was obliged to subscribe for new shares in Sibanye Gold such that after the subscription it owned 15% of the issued share capital of Sibanye Gold. The Mvelaphanda transaction further provided that for a period of one year after the subscription for the shares, each of Gold Fields Limited and Mvela will be entitled to require the exchange of these shares for 50 000 000 ordinary shares in the share capital of Gold Fields. On 17 March 2009, Mvela elected to exchange the Sibanye Gold shares for the 50 000 000 Gold Fields shares.

The net proceeds of the loan of R4 107.0 million (R4 139.0 million less R32.0 million of costs) were accounted for in two components, namely a debt component and an equity component.

The debt component on initial recognition, included in long-term liabilities, is the present value of the future interest payments discounted using a market related cost of debt. The residual amount, representing the value of the equity component, is included in shareholders' equity, inclusive of deferred tax.

The debt component of the Mvela loan was amortised against payments of interest on the loan of R4 139.0 million with a proportionate amount of such payments recognised as interest on the debt component of the Mvela loan.

The loan was guaranteed by Gold Fields, Gold Fields Australia Pty Limited ("GF Australia", a subsidiary of Gold Fields) and Gold Fields Holdings Company (BVI) Limited ("GF Holdings", a subsidiary of Gold Fields).

(b) Split-tenor revolving credit facility

On 16 May 2007, Sibanye Gold, Gold Fields Orogen (BVI) Limited ("Orogen", a subsidiary of Gold Fields) and Gold Fields Operations Limited ("GFO", a subsidiary of Sibanye Gold until December 2010) entered into a US$750 million split-tenor revolving credit facility consisting of a US$250 million 364-day revolving tranche with a 12-month term out option ("Facility A") and a US$500 million five-year revolving tranche ("Facility B").

Gold Fields paid a quarterly commitment fee of 0.09% on any undrawn amounts under Facility B. Borrowings under Facility A bore interest at LIBOR plus a margin of 0.25% per annum while borrowings under Facility B bore interest at LIBOR plus a margin of 0.30% per annum.

Where the total utilisation under Facility A was equal to or greater than 50% of the amounts available, a utilisation fee of 0.05% per annum was payable on the total amount of utilisation. The utilisation fee was payable quarterly in arrears.

On 28 April 2008, Gold Fields exercised the term out option under Facility A which converted the full US$250 million advance at that point into a term loan with a final maturity date of 16 May 2009. In terms of the facility agreement, Gold Fields had the option to repay the loan under Facility A early in whole or in part by giving five days' prior notice. Facility B matured on 16 May 2012. The purpose of the facility was to refinance existing facilities and for general corporate purposes.

On 30 June 2008, GFO drew $177 million and $141 million under Facility A and Facility B, respectively. On 15 May 2009, GFO drew down $118 million under Facility B to partly refinance its maturing loan under Facility A. The balance of the GFO loan outstanding under Facility A of $59 million was refinanced with the $311 million syndicated revolving loan facility, which is detailed below in (c). On 17 September 2009, Sibanye Gold repaid in full borrowings under Facility B. The facility was cancelled on 16 April 2012.

Borrowings under the split-tenor facility were guaranteed by Sibanye Gold, Gold Fields, GF Holdings, Orogen, GFO and Newshelf (Proprietary) Limited ("Newshelf").

(c) Syndicated revolving loan facility

On 7 May 2009, Sibanye Gold, Orogen and GFO entered into a 364-day US$311 million syndicated revolving loan facility. The purpose of the facilities was to refinance existing facilities and for general corporate purposes.

On 15 May 2009, GF Operations drew down US$59 million under this facility to refinance a portion of the loan maturing under Facility A of the split-tenor revolving credit facility. On 15 June 2009 and 17 September 2009, GFO repaid US$44 million and US$15 million, respectively, fully settling borrowings under this facility.

The facility bore interest at LIBOR plus a margin of 2.75% per annum. The borrowers were required to pay a quarterly commitment fee of 1.10% per annum, payable on the undrawn portion of the facility. This facility expired on 7 May 2010.

Borrowings under the syndicated revolving loan facility were guaranteed by Sibanye Gold, GFO, Gold Fields, GF Holdings, Orogen and Newshelf.

(d) Industrial Development Corporation loan

On 28 May 2004, Living Gold (Pty) Limited ("Living Gold"), a subsidiary of Sibanye Gold, entered into an agreement with the Industrial Development Corporation of South Africa Limited ("IDC") in terms of which the IDC agreed to provide a loan facility of R16.6 million. On 24 November 2004, Living Gold drew down the full amount of the facility and on 1 July 2006 the IDC converted R8.1 million of the outstanding loan to equity. On 1 July 2008 the remaining R8.8 million was converted to equity.

Figures in millions unless otherwise stated

(e) Other loans

Short-term credit facilities

The Group utilised uncommitted loan facilities from some of the major banks to fund the capital expenditure and working capital requirements of the operations.

US$450 million syndicated revolving loan facility

On 12 May 2010, Sibanye Gold, Orogen and GFO entered into a US$450 million syndicated revolving loan facility with an option to increase the facility the purpose of which was to refinance existing facilities, for general corporate purposes and working capital. The facility was unutilised and consequently cancelled and replaced on 22 June 2011 with the new $1 billion revolving credit facility.

Borrowings under the syndicated revolving loan facility were guaranteed by Sibanye Gold, GFO, Gold Fields, GF Holdings, Orogen and Newshelf.

US$500 million syndicated revolving credit facility

On 17 April 2012, Sibanye Gold, Orogen and GFO entered into a US$500 million syndicated revolving loan facility. The purpose of the facility was to refinance existing facilities, for general corporate purposes and working capital. The final maturity date of this facility is 17 April 2017.

The facility bears interest at LIBOR plus a margin of 1.60% per annum. Where the utilisation under the facility is less than or equal to 33 1⁄3%, a utilisation fee of 0.20% per annum will be payable on the amount of utilisations. Where the utilisation under the facility is greater than 33 1⁄3% and less than or equal to 66 2⁄3%, a utilisation fee of 0.40% per annum will be payable on the amount of utilisations. Where the utilisation under the facility is greater than 66 2⁄3%, a utilisation fee of 0.60% per annum will be payable on the amount of utilisations. Such utilisation fee is payable quarterly in arrears. The borrowers are required to pay a quarterly commitment fee of 0.56% per annum.

The outstanding borrowings of Orogen under this facility at 30 June 2012 were US$214 million.

Borrowings under the syndicated revolving loan facility are guaranteed by Gold Fields, Sibanye Gold, GF Holdings, Orogen, Newshelf and GFO.

US$1 billion revolving credit facility

On 20 June 2011, Sibanye Gold, Orogen and GFO entered into a US$1 billion syndicated revolving loan facility with an option to increase the facility to US$1.1 billion within six months from signing date, which option was not exercised. The purpose of the facility was to refinance an existing facility, for general corporate purposes and working capital. The final maturity date of this facility is 20 June 2016.

The facility bears interest at LIBOR plus a margin of 1.20% per annum. Where the utilisation under the facility is greater than one-third and less than or equal to two-thirds, a utilisation fee of 0.20% per annum will be payable on the amount of utilisations. Where the utilisation under the facility is greater than two-thirds, a utilisation fee of 0.40% per annum will be payable on the amount of utilisations. Such utilisation fee is payable quarterly in arrears. The borrowers are required to pay a quarterly commitment fee of 0.42% per annum.

Borrowings under the syndicated revolving loan facility are guaranteed by Sibanye Gold, GFO, Gold Fields, GF Holdings, Orogen and Newshelf.

R3.5 billion long-term revolving credit facilities

Sibanye Gold and GFO ("the Borrowers") entered into three separate revolving credit facilities totalling R3.5 billion with tenors between three and five years. The purpose of the facilities is to finance capital expenditure, general corporate and working capital requirements and to refinance existing debt.

These facilities bear interest at JIBAR plus a margin of between 1.95% and 3.00% per annum. The Borrowers are required to pay a commitment fee of between 0.75% and 0.90% per annum on the undrawn and uncancelled amounts of the facilities, calculated and payable either quarterly or semi-annually in arrears.

In summary the facilities are:

- a R1.0 billion revolving credit facility maturing on 30 June 2013;
- R500.0 million revolving credit facility maturing on 10 March 2013; and
- a R2.0 billion revolving credit facility maturing on 19 December 2016.

During the six-month period ended 30 June 2012, Sibanye Gold drew down R975.0 million (December 2011: nil) under the R2.0 billion revolving credit facility.

The outstanding balance under this facility at 30 June 2012 was R975.0 million (December 2011: nil).

Borrowings under these facilities are guaranteed by Sibanye Gold, GFO, Gold Fields, GF Holdings, Orogen and Newshelf.

(f) Additional guarantees provided by Sibanye Gold

In addition to the above facilities, Sibanye Gold has guaranteed the following debt facility of Gold Fields and its subsidiaries:

- $1 billion notes issue due 2020 – issued by Orogen. Guaranteed together with Gold Fields, GF Holdings, Orogen and GFO, under which R8 291.7 million (US$988.3 million) (reviewed) was outstanding at 30 June 2012 (December 2011: R8 030.0 million (US$987.7 million)).

(g) Debt maturity

The total outstanding loans of R975.0 million (unaudited) at 30 June 2012 mature on 19 December 2016. At 30 June 2012, the Gold Fields group was in compliance with its debt covenants.

Figures in millions unless otherwise stated

		South African Rand				
		30 June 2012 (Reviewed)	31 December 2011 (Audited)	31 December 2010 (Audited)	30 June 2010 (Reviewed)	30 June 2009 (Reviewed)
(a)	**Debt component of Mvela loan**					
	Loan advanced	–	–	–	–	4 107.0
	Equity component	–	–	–	–	(2 453.6)
	Debt component on initial recognition	–	–	–	–	1 653.4
	Balance at beginning of the period	–	–	–	–	484.2
	Loan repayments during the period	–	–	–	–	(484.2)
	Balance at end of the period	–	–	–	–	–
(b)	**Split-tenor revolving credit facility**					
	Balance at beginning of the period	–	–	–	2 075.6	2 532.0
	Repayments	–	–	–	(1 910.8)	(505.0)
	Translation adjustment	–	–	–	(164.8)	48.6
	Balance at end of the period	–	–	–	–	2 075.6
(c)	**Syndicated revolving loan facility**					
	Balance at beginning of the period	–	–	–	120.9	–
	Loan advanced	–	–	–	–	505.0
	Repayments	–	–	–	(111.3)	(357.6)
	Translation adjustment	–	–	–	(9.6)	(26.5)
	Balance at end of the period	–	–	–	–	120.9
(d)	**Industrial Development Corporation loan**					
	Balance at beginning of the period	**–**	–	–	–	8.8
	Capitalisation of loan to non-controlling interest	**–**	–	–	–	(8.8)
	Balance at end of the period					–
(e)	**Other loans**					
	Balance at beginning of the period	**–**	–	–	1 099.8	1.6
	Loans advanced	**975.0**	–	–	1 040.2	3 900.0
	Repayments	**–**	–	–	(2 140.0)	(2 801.8)
	Balance at end of the period	**975.0**	–	–	–	1 099.8
	Gross borrowings	**975.0**	–	–	–	3 296.3
	Current portion of borrowings	**–**	–	–	–	(1 099.8)
	Total non-current borrowings	**975.0**	–	–	–	2 196.5
	The exposure of the Group's borrowings to interest rate changes and the contractual repricing dates at the reporting dates are as follows:					
	Six months or less	**975.0**	–	–	–	3 296.3
	Fixed rate with no exposure to repricing	**–**	–	–	–	–
		975.0	–	–	–	3 296.3

Figures in millions unless otherwise stated

	South African Rand				
	30 June 2012 (Reviewed)	31 December 2011 (Audited)	31 December 2010 (Audited)	30 June 2010 (Reviewed)	30 June 2009 (Reviewed)
The carrying amount of the Group's borrowings are denominated in the following currencies:					
Rand	**975.0**	–	–	–	1 099.8
US Dollar	**–**	–	–	–	2 196.5
	975.0	–	–	–	3 296.3
The Group has unused lines of credit available amounting to:					
Uncommitted	**1 550.0**	1 696.0	–	–	–
	1 550.0	1 696.0	–	–	–

The lines of credit are accessible to the Group through Gold Fields and are uncommitted facilities from various banks.

	30 June 2012 (Reviewed)			
		Utilised by		
	Total facility	**Sibanye Gold**	**Gold Fields[1]**	**Total unutilised**
	R million	**R million**	**R million**	**R million**
Summary of guaranteed facilities:				
$1 billion syndicated revolving credit facility (e)	**8 390.0**	**–**	**5 587.7**	**2 802.3**
Other loans – R3.5 billion long-term revolving credit facility (e)	**3 500.0**	**975.0**	**25.0**	**2 500.0**
$500 million syndicated revolving facility (e)	**4 195.0**	**n/a**	**1 795.5**	**2 399.5**
$1 billion notes issued due 2020 (f)	**8 390.0**	**n/a**	**8 390.0**	**–**
	24 475.0	**975.0**	**15 798.2**	**7 701.8**

	31 December 2011 (Audited)			
		Utilised by		
	Total facility	Sibanye Gold	Gold Fields[1]	Total unutilised
	R million	R million	R million	R million
Split-tenor revolving credit facility (b)	4 065.0	–	4 065.0	–
$1 billion syndicated revolving credit facility (e)	8 130.0	–	1 788.6	6 341.4
Other loans – R3.5 billion long-term revolving credit facility (e)	3 500.0	–	–	3 500.0
$1 billion notes issued due 2020 (f)	8 130.0	n/a	8 130.0	–
	23 825.0	–	13 983.6	9 841.4

1. Gold Fields group excluding Sibanye Gold and its subsidiaries.

n/a not available to the Group.

	South African Rand				
	30 June 2012 (Reviewed)	31 December 2011 (Audited)	31 December 2010 (Audited)	30 June 2010 (Reviewed)	30 June 2009 (Reviewed)
25. **PROVISIONS**					
25.1 **Post-retirement health care costs**	**16.9**	16.8	17.1	22.1	20.5
Sibanye Gold (excluding South Deep) post-retirement health care costs	**16.9**	16.8	17.1	20.8	18.3
South Deep post-retirement health care costs	**–**	–	–	1.3	2.2
Sibanye Gold post-retirement health care costs	**16.9**	16.8	17.1	22.1	20.5

	South African Rand				
	30 June 2012 (Reviewed)	31 December 2011 (Audited)	31 December 2010 (Audited)	30 June 2010 (Reviewed)	30 June 2009 (Reviewed)
Sibanye Gold (excluding South Deep) post-retirement health care costs					

The Group has certain liabilities to subsidise the contributions payable by certain pensioners and dependants of ex-employees on a pay-as-you-go basis. The remaining obligation was actuarially valued at 31 December 2011 and the outstanding contributions will be funded over the lifetime of these pensioners and dependants.

The following table sets forth the funded status and amounts recognised by the Company for post-retirement health care costs:

Actuarial present value	**16.9**	16.8	17.1	20.8	19.2
Plan assets at fair value	**–**	–	–	–	–
Accumulated benefit obligation in excess of plan assets	**16.9**	16.8	17.1	20.8	19.2
Unrecognised prior service costs	**–**	–	–	–	–
Unrecognised actuarial (gains)/losses	**–**	–	–	–	–
Post-retirement health care liability	**16.9**	16.8	17.1	20.8	19.2
Benefit obligation reconciliation					
Balance at beginning of the period	**16.8**	17.1	20.8	18.3	17.6
Interest charge	**0.8**	0.9	(0.7)	3.9	1.6
Payments during the period	**(0.7)**	(1.2)	(3.0)	(1.4)	(0.9)
Balance at end of the period	**16.9**	16.8	17.1	20.8	18.3

The obligation has been valued using the projected unit credit funding method on past service liabilities. At 31 December 2011 the valuation assumes a health care cost inflation rate of 8.0 % per annum (December 2010: 8.0%, June 2010: 8.0% and June 2009: 7.0%) and a discount rate of 8.75% per annum (December 2010: 8.75%, June 2010: 9.0% and June 2009: 8.375%). Assumed health care cost trend rates have a significant impact on the amounts reported for the health care plans.

A one percentage point increase in assumed health care trend rates would have increased interest cost for the period to June 2012 by R0.1 million (10.8%) (December 2011: R0.2 million (10.8%), December 2010: R0.1 million (10.4%), June 2010: R0.5 million (10.6%) and June 2009: 0.2 million (9.8%)). The effect of this change on the accumulated post-retirement health care benefit obligation at 30 June 2012 would have been an increase of R0.9 million (10.5%) (December 2011: R1.8 million (10.5%), December 2010: R1.8 million (10.4%), June 2010: R1.8 million (10.2%) and June 2009: R2.0 million (10.2%)).

A one percentage point decrease in assumed health care trend rates would have decreased interest cost for the period to 30 June 2012 by R0.1 million (9.2%) (December 2011: R0.1 million (9.2%), December 2010: R0.1 million (8.9%), June 2010: R0.1 million (8.5%) and June 2009: R0.1 (8.5%)). The effect of this change on the accumulated post-retirement health care benefit obligation at 30 June 2012 would have been a decrease of R0.8 million (8.9%) (December 2011: R1.5 million (8.9%), December 2010: R1.5 million (8.8%), June 2010: R1.5 million (8.7%) and June 2009: R1.7 million (8.7%)).

South Deep post-retirement health care costs

The following table sets forth the funded status and amounts recognised by South Deep for post-retirement health care costs:

Actuarial present value	**–**	–	–	1.3	2.0
Plan assets at fair value	**–**	–	–	–	–
Accumulated benefit obligation in excess of plan assets	**–**	–	–	1.3	2.0
Unrecognised prior service costs	**–**	–	–	–	–
Unrecognised actuarial (gains)/losses	**–**	–	–	–	–
Post-retirement health care liability	**–**	–	–	1.3	2.0

Figures in millions unless otherwise stated

		South African Rand				
		30 June 2012 (Reviewed)	31 December 2011 (Audited)	31 December 2010 (Audited)	30 June 2010 (Reviewed)	30 June 2009 (Reviewed)
	Benefit obligation reconciliation					
	Balance at beginning of the period	**–**	–	1.3	2.2	3.4
	Interest charge	**–**	–	–	0.1	0.2
	Payments during the period	**–**	–	(0.4)	(1.0)	(1.4)
	Distribution of South Deep	**–**	–	(0.9)	–	–
	Balance at end of the period	**–**	–	–	1.3	2.2

The obligation has been valued using the projected unit credit funding method on past service liabilities. At 31 December 2010 the valuation assumes a health care cost inflation rate of 8.0% per annum (June 2010: 8.0% and June 2009: 7.0%) and a discount rate of 8.75% per annum (June 2010: 9.0% and June 2009: 8.375%).

An increase or decrease in assumed health care trend rates would not have affected the interest cost for the period ended 31 December 2010, the year ended 30 June 2010 or the year ended 30 June 2009 as the monthly contributions are fixed.

A change in the medical inflation assumption does not affect the employer liability as the subsidy does not escalate. The monthly contributions will remain constant.

25.2	**Environmental rehabilitation costs**					
	Balance at beginning of the period	**1 417.1**	1 161.6	1 348.1	1 276.7	1 012.9
	Distribution of South Deep	**–**	–	(137.7)	–	–
	Additional provision due to new disturbance	**–**	169.2	(96.5)	(18.3)	161.0
	Inflation charge continuing operations	**25.0**	63.7	42.3	79.5	84.3
	Inflation charge discontinued operation	**–**	–	4.2	9.9	9.2
	Interest charge continuing operations	**3.9**	22.6	7.0	13.5	14.6
	Interest charge discontinued operation	**–**	–	0.6	0.8	1.1
	Charge against provision	**–**	–	(6.4)	(14.0)	(6.4)
	Balance at end of the period	**1 446.0**	1 417.1	1 161.6	1 348.1	1 276.7

The Group's mining companies are required by law to undertake rehabilitation works as part of their ongoing operations. The Group makes contributions into an environmental trust fund (Note 17) to partly secure the estimated costs.

The expected timing of the cash outflows in respect of the provision is on the closure of the various mining operations. However, certain current rehabilitation costs are charged to this provision as and when incurred.

The provision is calculated based on the inflation and discount rates of 5.6% – 6.5% and 6.2% – 7.7% (December 2011: 5.6% – 6.5% and 6.2% – 7.7%, December 2010: 3.6% – 5.9% and 5.5% – 7.9%, June 2010: 7.0% and 7.0% – 8.3% and June 2009: 7.0% and 7.0% – 8.7%).

Total provisions	**1 462.9**	1 433.9	1 178.7	1 370.2	1 297.2

26.	**TRADE AND OTHER PAYABLES**					
	Trade creditors	**581.1**	537.2	510.4	658.2	686.4
	Accruals and other creditors	**784.1**	562.1	581.0	806.8	746.6
	Payroll creditors	**338.4**	208.9	218.6	426.2	376.7
	Leave pay accrual	**391.4**	362.7	358.1	406.1	343.7
	Interest payable	**–**	–	2.7	–	101.7
	Other	**19.1**	38.9	–	–	–
	Total trade and other payables	**2 114.1**	1 709.8	1 670.8	2 297.3	2 255.1

Figures in millions unless otherwise stated

		South African Rand				
		30 June 2012 (Reviewed)	31 December 2011 (Audited)	31 December 2010 (Audited)	30 June 2010 (Reviewed)	30 June 2009 (Reviewed)
27.	**RELATED-PARTY PAYABLES**					
	Trade payables					
	Related-party receivables	**277.0**	299.0	448.4	45.1	97.4
	Loans					
	GFL Mining Services Limited	**20 323.0**	21 258.1	21 986.6	21 857.8	18 865.4
	Gold Fields Limited	**–**	–	320.6	3 635.9	1 157.1
	Gold Fields Group Services (Pty) Limited	**–**	–	179.9	–	53.2
	Other	**21.4**	12.2	–	1.2	1.2
	Total related-party payables	**20 621.4**	21 569.3	22 935.5	25 540.0	20 174.3
	Refer to note 38 for further details relating to related-party balances.					
28.	**CASH-GENERATED BY OPERATIONS**					
	Profit for the period from continuing operations	**2 524.6**	2 563.2	4 331.6	1 286.6	2 414.0
	Royalties	**200.5**	289.5	94.0	57.3	–
	Taxation	**(419.3)**	1 264.5	58.8	659.4	1 350.0
	Interest paid	**32.8**	14.5	55.4	205.8	351.0
	Interest received	**(24.3)**	(31.9)	(28.8)	(186.4)	(73.5)
	Non-cash and other adjusting items					
	Amortisation and depreciation	**1 186.6**	2 193.2	1 144.8	2 003.7	1 801.3
	Impairment	**–**	–	–	–	8.5
	Inflation adjustment to rehabilitation liability	**25.0**	63.7	42.3	79.5	84.3
	Interest adjustment to rehabilitation liability	**3.9**	22.6	7.0	13.5	14.6
	Interest rehabilitation trust fund	**(33.8)**	(66.4)	(28.3)	(60.6)	(79.9)
	Share-based payments	**132.9**	238.0	1 340.4	227.8	150.7
	Share of results of associates	**(35.0)**	(35.0)	(22.1)	(63.5)	(13.0)
	Profit on distribution of South Deep	**–**	–	(4 558.8)	–	–
	Other	**3.3**	(3.4)	(46.0)	(39.7)	(60.0)
	Total cash-generated by operations	**3 597.2**	6 512.5	2 390.3	4 183.4	5 948.0
29.	**CHANGE IN WORKING CAPITAL**					
	Inventories	**(53.9)**	(51.0)	(1.2)	(56.8)	51.7
	Trade and other receivables	**(64.0)**	402.7	382.8	171.6	(771.9)
	Trade and other payables	**382.3**	(110.4)	(562.9)	74.4	684.1
	Total change in working capital	**264.4**	241.3	(181.3)	189.2	(36.1)
30.	**ROYALTIES PAID**					
	Balance at beginning of the period	**(206.0)**	(88.0)	(61.3)	–	–
	Royalties	**(200.5)**	(289.5)	(94.0)	(57.3)	–
	Amount owing end of the period	**188.5**	206.0	88.0	61.3	–
	Total royalties paid	**(218.0)**	(171.5)	(67.3)	4.0	–
31.	**TAX PAID**					
	Balance at beginning of the period	**(527.8)**	(179.1)	5.7	(497.1)	(647.8)
	Current taxation	**(461.3)**	(663.3)	(236.5)	(209.1)	(881.1)
	Amount owing at end of the period	**432.5**	527.8	179.1	(5.7)	497.1
	Total tax paid	**(556.6)**	(314.6)	(51.7)	(711.9)	(1 031.8)

	South African Rand				
	30 June 2012 (Reviewed)	31 December 2011 (Audited)	31 December 2010 (Audited)	30 June 2010 (Reviewed)	30 June 2009 (Reviewed)

32. RETIREMENT BENEFITS

All employees are members of various defined contribution retirement schemes.

Contributions to the various retirement schemes are fully expensed during the year in which they are incurred. The cost of providing retirement benefits for the six-month period ended 30 June 2012 to R251.6 million (December 2011: R474.8 million, December 2010: R240 million, June 2010: R509.1 million and June 2009: R447.3 million). There are no post-retirement defined benefit plans.

33. COMMITMENTS

Capital expenditure					
– authorised	**4 279.1**	3 749.3	3 186.4	7 559.4	6 885.0
– contracted for	**687.2**	401.1	225.8	1 017.1	813.5
Other guarantees	**4.1**	4.1	4.1	4.1	4.1

Commitments will be funded from internal sources and to the extent necessary from borrowings. This expenditure primarily relates to hostel upgrades, mining activities and infrastructure. Also refer to note 24 for debt guarantees provided by the Group.

34. CONTINGENT LIABILITIES

World Gold Council

Gold Fields, being the ultimate holding Company of Sibanye Gold, is a member of the World Gold Council. In terms of the membership agreement, all members are responsible for certain costs, including ongoing costs on a three-year rolling basis, winding up costs, if applicable, and various other contingent liabilities. Apportionment of liabilities to individual members, should they arise, is done proportionate to the member's production relative to the total production of all members. To date, no claims have been made on Gold Fields.

Occupational health care services

The Group provides occupational health care services to its employees through its existing facilities at the various operations. There is a risk that the cost of providing such services could increase in the future depending upon changes in the nature of underlying legislation and the profile of employees. This increased cost, should it transpire, is currently indeterminate. The Group is monitoring developments in this regard.

The principal health risks associated with Gold Fields' mining operations in South Africa arise from occupational exposure to silica dust, noise, heat and certain hazardous chemicals. The most significant occupational diseases affecting Gold Fields' workforce include lung diseases (such as silicosis, tuberculosis, a combination of the two and chronic obstructive airways disease, or COAD) as well as noise-induced hearing loss, or NIHL. The Occupational Diseases in Mines and Works Act, 78 of 1973, or ODMWA, governs the payment of compensation and medical costs for certain illnesses, such as silicosis, contracted by those employed in mines or at sites where activities ancillary to mining are conducted. Recently, the South African Constitutional Court ruled that a claim for compensation under ODMWA does not prevent the employee from seeking to recover compensation from the employer concerned in a civil action under common law (either as individuals or as a class). While issues, such as negligence and causation, need to be proved on a case by case basis, it is nevertheless possible that such ruling could expose Gold Fields to claims related to occupational hazards and diseases (including silicosis), which may be in the form of a class action or similar group action. If Gold Fields were to face a significant number of such claims and the claims were suitably established against it, the payment of compensation for the claims could have a material adverse effect on the Gold Fields' results of operations and financial condition. In addition, Gold Fields may incur significant additional costs arising out of these issues, including costs relating to the payment of fees, levies or other contributions in respect of compensatory or other funds established (if any) and expenditures arising out of its efforts to resolve any outstanding claims or other potential action.

On 21 August 2012, a court application was served on a group of respondents that included Gold Fields and Sibanye Gold (the "August Respondents"). On 21 December 2012, a further court application was issued and is expected to be formally served on a number of respondents, including Gold Fields and Sibanye Gold, (the "December Respondents" and, together with the August Respondents, the "Respondents") during January 2013, on behalf of classes of mine workers, former mine workers and their dependents who were previously employed by, or who are currently employed by, amongst others, Gold Fields and Sibanye Gold and who allegedly contracted silicosis and/or other occupational lung diseases (the "Classes"). The court application of 21 August 2012 and the court application of 21 December 2012 are together referred to below as the "Applications".

These Applications request that the court certify a class action to be instituted by the applicants on behalf of the Classes. These Applications are the first and preliminary steps in a process where, if the court were to certify the class action, the applicants may, in a second stage, bring an action wherein they will attempt to hold the Respondents liable for silicosis and other occupational lung diseases and resultant consequences. In the second stage, the Applications contemplate addressing what the applicants describe as common legal and factual issues regarding the claim arising from the allegations of the entire Classes. If the applicants are successful in the second stage, they envisage that individual members of the Classes could later submit individual claims for damages against the respective Respondents. The Applications do not identify the number of claims that may be instituted against the Respondents or the quantum of damages the applicants may seek.

With respect to the application received on 21 August 2012, Gold Fields has filed a notice of its intention to oppose the application and has instructed its attorneys to defend the claims. Gold Fields expects to do the same once the application issued on 21 December 2012 is formally served on the December Respondents. Gold Fields and its attorneys are engaging with the applicants' attorneys in both Applications to try to establish a court-sanctioned process to agree the timelines, (including the date by which Gold Fields must file its papers opposing the Applications) and the possible consolidation of the separate applications. At this stage, neither Gold Fields nor Sibanye Gold can quantify their potential liability from these actions.

Acid mine drainage

The Group has identified a risk of potential long-term Acid Mine Drainage ("AMD"), on certain of its operations. AMD relates to the acidification and contamination of naturally occurring water resources by pyrite-bearing ore contained in underground mines and in rock dumps, tailings dams and pits on the surface. The Group has not been able to reliably determine the financial impact

Figures in millions unless otherwise stated

that AMD might have on the Group, however the Group has adopted a proactive approach by initiating studies and rehabilitation to focus on AMD risk management, with particular emphasis on avoiding the flooding of its mines post closure, through ongoing pumping arrangements.

35. EVENTS AFTER THE REPORTING DATE

There were no events that could have a material impact on the financial results of the Group after 30 June 2012, except for:

Bridge Loan Facilities

On 28 November 2012, Sibanye Gold entered into a R6.0 billion term and revolving credit facilities agreement reducing to R5.0 billion as detailed below. The facility comprises of a R2.0 billion loan revolving credit facility and a R4.0 billion term loan facility. The available revolving credit facility amount will reduce from R2.0 billion to R1.5 billion on the earliest of the date on which Sibanye Gold's board of directors declares a final dividend in respect of the financial year ending December 2013 or the first anniversary of the unbundling. Similarly, the term loan facility amount will reduce from R4.0 billion to R3.5 billion on the earliest of the date on which Sibanye Gold's board of directors declares a final dividend in respect of the financial year ending December 2013 or the first anniversary of the unbundling. The final maturity date of the facilities is 18 months after the unbundling.

The Bridge Loan Facilities are provided by ABSA Bank Limited, Nedbank Limited, The Standard Bank of South Africa Limited, FirstRand Bank Limited and JP Morgan Chase Bank, N.A., with Nedbank Limited as agent (the "Lenders").

The purpose of the Bridge Loan Facilities is to refinance Sibanye Gold's debt on unbundling with the balance of the Bridge Loan Facilities to be used to fund Sibanye Gold's ongoing capital expenditure, working capital and general corporate expenditure requirements.

Sibanye Gold will cede all of its rights, title and interest in and to the Indemnity Agreement in favour of the Lenders, jointly and severally, as security for its obligations under the facilities agreement. Sibanye Gold must lodge and register a security package for its obligations under the facilities agreement within six months from the unbundling if it is not released as a guarantor under the $1 billion notes (refer note 24(f)) (the ("Notes") at such point in time. The Indemnity Agreement and Cession of Security Agreement are discussed below.

The Bridge Loan Facilities bear interest at JIBAR plus a margin of 3.00% per annum for 12 months after the unbundling and 3.50% per annum for the last six months of the facilities agreement. If Sibanye Gold is not released as a guarantor under the Notes within six months from unbundling, the margin will increase to 3.25% per annum for the six to 12 months period after unbundling and 3.75% per annum for the last six months of the facilities agreement. Sibanye Gold is required to pay a quarterly commitment fee of 35% of the applicable margin per annum calculated on the undrawn portion of the facilities.

Indemnity Agreement

An Indemnity Agreement has been entered into between Sibanye Gold, Orogen, Gold Fields and GFO (collectively, the "Bond Guarantors"), pursuant to which the Bond Guarantors (other than Sibanye Gold) hold Sibanye Gold harmless from and against any and all liabilities and expenses which may be incurred by Sibanye Gold under or in connection with the Notes, including any payment obligations by Sibanye Gold to the noteholders or the trustee of the Notes pursuant to the guarantee of the Notes, all on the terms and subject to the conditions contained therein. The Indemnity Agreement will remain in place for as long as Sibanye Gold's guarantee obligations under the Notes remain in place.

Cession in Security Agreement

The Cession in Security Agreement entered into between the Lenders (as defined under the Bridge Loan Facility) and Sibanye Gold pursuant to which Sibanye Gold will, *inter alia*, cede in *securitatem debiti* all of its rights, title and interest in and to the Indemnity Agreement (referred to above) in favour of the Lenders, jointly and severally, as security for its obligations under the Bridge Loan Facilities, all on the terms and subject to the conditions contained therein.

Guaranteed loan facilities

On 28 November 2012, Gold Fields entered into new bridge loan facilities. It is the intention that these new facilities will be utilised by Gold Fields at the time of the unbundling to refinance the outstanding Gold Fields debt under the $1 billion syndicated revolving credit facility and the $500 million syndicated revolving facility (refer note 24 (e)). Sibanye Gold is not a guarantor of these new Gold Fields bridge facilities. Sibanye Gold will remain a guarantor of the $1 billion notes (refer note 24 (f)) after the unbundling.

36. FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in an arm's length transaction between willing parties. The estimated values of the Group's financial instruments are:

	South African Rand									
	30 June 2012		31 December 2011		31 December 2010		30 June 2010		30 June 2009	
	Carrying amount	**Fair value**	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
	(Reviewed)		(Audited)		(Audited)		(Reviewed)		(Reviewed)	
Financial assets										
Cash and cash equivalents	**1 197.2**	**1 197.2**	362.8	362.8	1 036.1	1 036.1	883.1	883.1	801.9	801.9
Trade and other receivables	**537.2**	**537.2**	377.1	377.1	419.5	419.5	560.3	560.3	574.7	574.7
Related-party receivables	**514.6**	**514.6**	601.8	601.8	577.3	577.3	413.1	413.1	205.5	205.5
Environmental trust fund	**1 294.6**	**1 294.6**	1 236.6	1 236.6	1 072.4	1 072.4	1 012.6	1 012.6	886.8	886.8
Investments	**1.5**	**1.5**	1.5	1.5	1.5	1.5	1.5	1.5	1.5	1.5
Financial liabilities										
Bank overdraft	**–**	**–**	–	–	–	–	4.2	4.2	0.7	0.7
Trade and other payables	**1 722.7**	**1 722.7**	1 347.1	1 347.1	1 312.7	1 312.7	1 891.2	1 891.2	1 911.4	1 911.4
Borrowings	**975.0**	**975.0**	–	–	–	–	–	–	2 196.5	2 196.5
Current portion of borrowings	**–**	**–**	–	–	–	–	–	–	1 099.8	1 099.8
Financial instruments	**–**	**–**	–	–	–	–	–	–	0.4	0.4
Related-party payables	**20 621.4**	**20 621.4**	21 569.3	21 569.3	22 935.5	22 935.5	25 540.0	25 540.0	20 174.3	20 174.3

Figures in millions unless otherwise stated

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Trade and other receivables/paybles, related-party receivables/payables, cash and cash equivalents and bank overdraft

The carrying amounts approximate fair values due to the short maturity of these instruments.

Investments, environmental trust fund, borrowings and current portion of borrowings

The fair value of publicly traded instruments is based on quoted market values. The environmental trust fund is stated at fair value based on the nature of the fund's investments. The fair value of borrowings and current portion of borrowings approximates their carrying amount as the impact of credit risk is included in the measurement of carrying amounts.

Financial instruments

The fair value of financial instruments is estimated based on ruling market prices, volatilities and interest rates at 30 June 2009. All derivatives are carried on the statement of financial position at fair value.

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1: unadjusted quoted prices in active markets for identical asset or liabilities;

Level 2: inputs other than quoted prices in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table set out the Group's financial assets and liabilities measured at fair value by level within the fair value hierarchy as at 30 June 2012:

		30 June 2012 South African Rand		
	Total	**Level 1 (Reviewed)**	**Level 2**	**Level 3**
Financial assets				
Environmental trust fund	**1 294.6**	**969.5**	**325.1**	**–**
Unlisted investments	**1.5**	**–**	**–**	**1.5**
		31 December 2011 South African Rand		
	Total	Level 1 (Audited)	Level 2	Level 3
Financial assets				
Environmental trust fund	1 236.6	919.6	317.0	–
Unlisted investments	1.5	–	–	1.5
		31 December 2010 South African Rand		
	Total	Level 1 (Audited)	Level 2	Level 3
Financial assets				
Environmental trust fund	1 072.4	744.8	327.6	–
Unlisted investments	1.5	–	–	1.5
		30 June 2010 South African Rand		
	Total	Level 1 (Reviewed)	Level 2	Level 3
Financial assets				
Environmental trust fund	1 012.6	608.0	404.6	–
Unlisted investments	1.5	–	–	1.5
Financial assets				
Environmental trust fund	886.8	700.9	185.9	–
Unlisted investments	1.5	–	–	1.5

Environmental trust fund

Comprises interest-bearing short-term investments of which investments amounting to R969.5 million (December 2011: R919.6 million, December 2010: R744.8 million, June 2010: R608.0 million and June 2009: R700.9 million) are valued using quoted market prices and investments of R325.1 million (December 2011: R317.0 million, December 2010: R327.6 million, June 2010: R404.6 million and June 2009: R185.9 million) are valued using inputs other than quoted prices that are observable for the assets.

Unlisted investments

Comprise investments in unlisted companies which are accounted for at directors' valuation adjusted for write-downs where appropriate.

37. RISK MANAGEMENT ACTIVITIES

In the normal course of its operations, the Group is exposed to commodity price, currency, interest rate, liquidity and credit risk. In order to manage these risks, the Group has developed a comprehensive risk management process to facilitate control and monitoring of these risks.

Controlling and managing risk in the Group

Gold Fields, being the ultimate holding Company of Sibanye Gold, has policies in areas such as counterparty exposure, hedging practices and prudential limits which have been approved by Gold Fields Board of Directors. Management of financial risk is centralised at Gold Fields treasury department, which acts as the interface between Gold Fields' operations and counterparty banks. The Gold Fields treasury department manages financial risk in accordance with the policies and procedures established by the Gold Fields Board of Directors and Executive Committee.

The Gold Fields Board of Directors has approved dealing limits for money market, foreign exchange and commodity transactions, which Gold Fields treasury department is required to adhere to. Among other restrictions, these limits describe which instruments may be traded and demarcate open position limits for each category as well as indicating counterparty credit related limits. The dealing exposure and limits are checked and controlled each day and reported to Gold Fields' Chief Financial Officer.

The objective of Gold Fields treasury department is to manage all financial risks arising from the Group's business activities in order to protect profit and cash flows. Treasury activities of Gold Fields Limited and its subsidiaries are guided by the Treasury Policy, the Treasury Framework as well as domestic and international financial market regulations. Treasury activities are currently performed within the Treasury Framework with appropriate resolutions from the Board of Gold Fields Limited, which are reviewed and approved annually by the Gold Fields Audit Committee.

The financial risk management objectives of the Group are defined as follows:

Liquidity risk management: The objective is to ensure that the Group is able to meet its short-term commitments through the effective and efficient usage of credit facilities.

Currency risk management: The objective is to maximise the Group's profits by minimising currency fluctuations.

Funding risk management: The objective is to meet funding requirements timeously and at competitive rates by adopting reliable liquidity management procedures.

Investment risk management: The objective is to achieve optimal returns on surplus funds.

Interest rate risk management: The objective is to identify opportunities to prudently manage interest rate exposures.

Counterparty exposure: The objective is to only deal with approved counterparts that are of a sound financial standing and who have an official credit rating. The Group is limited to a maximum investment of 2.5% of the financial institutions' equity, which is dependent on the institutions' credit rating. The credit rating used is Fitch Ratings' short-term credit rating for financial institutions.

Commodity price risk management: Commodity risk management takes place within limits and with counterparts as approved in the Treasury Framework.

Operational risk management: The objective is to implement controls to adequately mitigate the risk of error and/or fraud.

Banking relations management: The objective is to maintain relationships with credible financial institutions and ensure that all contracts and agreements related to risk management activities are co-ordinated and consistent throughout the Group and that they comply where necessary with all relevant regulatory and statutory requirements.

Credit risk

Credit risk represents risk that an entity will suffer a financial loss due to the other party of a financial instrument not discharging its obligation.

The Group has reduced its exposure to credit risk by dealing with a number of counterparties. The Group approves these counterparties according to its risk management policy and ensures that they are of good credit quality.

Trade receivables are reviewed on a regular basis and an allowance for impairment is raised when they are not considered recoverable.

Figures in millions unless otherwise stated

The combined maximum credit risk exposure of the Group is as follows:

	South African Rand				
	30 June 2012 (Reviewed)	31 December 2011 (Audited)	31 December 2010 (Audited)	30 June 2010 (Reviewed)	30 June 2009 (Reviewed)
Investments	**1.5**	1.5	1.5	1.5	1.5
Environmental trust funds	**1 294.6**	1 236.6	1 072.4	1 012.6	886.8
Trade and other receivables	**537.2**	377.1	419.5	560.3	574.7
Related-party receivables	**514.6**	601.8	577.3	413.1	205.5
Cash and cash equivalents	**1 197.2**	362.8	1 036.1	883.1	801.9

Trade receivables comprise banking institutions purchasing gold bullion. These receivables are in a sound financial position and no impairment has been recognised.

Trade and other receivables above exclude VAT and prepayments.

Receivables that are past due but not impaired total R10.8 million (December 2011: R10.3 million, December 2010: R5.2 million, June 2010: R5.2 million and June 2009: R18.7 million). At 30 June 2012, receivables of R16.2 million (December 2011: 17.4 million, December 2010: R2.5 million, June 2010: R2.5 million and June 2009: R36.7 million) are considered impaired and are provided for.

Concentration of credit risk on cash and cash equivalents and non-current assets is considered minimal due to the abovementioned investment risk management and counterparty exposure risk management policies.

Liquidity risk

In the ordinary course of business, the Group receives cash proceeds from its operations and is required to fund working capital and capital expenditure requirements. The cash is managed to ensure surplus funds are invested to maximise returns whilst ensuring that capital is safeguarded to the maximum extent possible by investing only with top financial institutions.

Uncommitted borrowing facilities are maintained with several banking counterparties to meet the Group's normal and contingency funding requirements.

The following are the contractually due undiscounted cash flows resulting from maturities of all financial liabilities, including interest payments:

	South African Rand			
	Within one year	**Between one to five years**	**After five years**	**Total**
30 June 2012 (Reviewed)				
Trade and other payables	**1 722.7**	**–**	**–**	**1 722.7**
Related-party payables	**20 621.4**	**–**	**–**	**20 621.4**
Borrowings				
Rand borrowings[1]				
– Capital	**–**	**975.0**	**–**	**975.0**
– Interest	**72.6**	**250.2**	**–**	**322.8**
Environmental rehabilitation costs[3]	**–**	**–**	**1 590.6**	**1 590.6**
Post-retirement health care costs	**–**	**–**	**16.9**	**16.9**
Total	**22 416.7**	**1 225.2**	**1 607.5**	**25 249.4**
31 December 2011 (Audited)				
Trade and other payables	1 347.1	–	–	1 347.1
Related-party payables	21 569.3	–	–	21 569.3
Environmental rehabilitation costs[3]	–	–	1 590.6	1 590.6
Post-retirement health care costs	–	–	16.8	16.8
Total	22 916.4	–	1 607.4	24 523.8
31 December 2010 (Audited)				
Trade and other payables	1 312.7	–	–	1 312.7
Related-party payables	22 935.5	–	–	22 935.5
Environmental rehabilitation costs[3]	–	–	1 673.3	1 673.3
Post-retirement health care costs	–	–	17.1	17.1
Total	24 248.2	–	1 690.4	25 938.6

Figures in millions unless otherwise stated

	South African Rand			
	Within one year	**Between one to five years**	**After five years**	**Total**
30 June 2010 (Reviewed)				
Trade and other payables	1 891.2	–	–	1 891.2
Related-party payables	25 540.0	–	–	25 540.0
Environmental rehabilitation costs[3]	–	–	1 609.9	1 609.9
Post-retirement health care costs	–	–	22.1	22.1
Bank overdraft	4.2	–	–	4.2
Total	27 435.4	–	1 632.0	29 067.4
30 June 2009 (Reviewed)				
Trade and other payables	1 911.4	–	–	1 911.4
Related-party payables	20 174.3	–	–	20 174.3
Borrowings				
USD borrowings[2]				
– Capital	–	2 208.4	–	2 208.4
– Interest	16.5	27.7	–	44.2
Rand borrowings[1]				
– Capital	1 099.8	–	–	1 099.8
– Interest	4.6	–	–	4.6
Financial instruments				
– Contractual outflow	2 216.4	–	–	2 216.4
– Inflow if USD were to be sold	(2 208.4)	–	–	(2 208.4)
Environmental rehabilitation costs[3]	–	–	1 508.6	1 508.6
Post-retirement health care costs	–	–	20.5	20.5
Bank overdraft	0.7	–	–	0.7
Total	23 215.3	2 236.1	1 529.1	26 980.5

Notes:

(1) ZAR borrowings – Spot prime rate at 30 June 2012 adjusted by specific facility agreement: 9.0% (June 2009: 11%).

(2) USD borrowings – Spot LIBOR (1 month fix) rate at 30 June 2009 adjusted by specific facility agreement: 0.31125%

(3) In South Africa R1 294.6 million (December 2011: R1 236.6 million, December 2010: R1 072.4 million, June 2010: R1 012.6 million and June 2009: R886.8 million) of the environmental rehabilitation costs is funded through the environmental trust funds.

(4) Spot rate for June 2009: R8.06 = US$1.00.

Market risk

The Group is exposed to market risks, including foreign currency, commodity price, equity securities price and interest rate risk associated with underlying assets, liabilities and anticipated transactions. Following periodic evaluation of these exposures, the Group may enter into derivative financial instruments to manage some of these exposures.

IFRS 7 sensitivity analysis

IFRS 7 requires sensitivity analysis that shows the effects of hypothetical changes of relevant risk variables on profit and loss or shareholders' equity. The Group is exposed to commodity price, currency and interest rate risks. The effects are determined by relating the hypothetical change in the risk variable to the balance of financial instruments at period end date.

The amounts generated from the sensitivity analyses below are forward-looking estimates of market risks assuming certain adverse or favourable market conditions occur. Actual results in the future may differ materially from those projected results and therefore should not be considered a projection of likely future events and gains/losses.

Foreign currency sensitivity

General and policy

In the ordinary course of business, the Group enters into transactions, such as gold sales, denominated in foreign currencies, primarily US Dollars. In addition, the Group has investments and indebtedness in US Dollars. Although this exposes the Group to transaction and translation exposure from fluctuations in foreign currency exchange rates, the Group does not generally hedge this exposure, although it may do so in specific circumstances, such as financing projects or acquisitions. Also, the Group on occasion undertakes currency hedging to take advantage of favourable short-term fluctuations in exchange rates when management believes exchange rates are at unsustainably high levels.

Figures in millions unless otherwise stated

Currency risk only exists on account of financial instruments being denominated in a currency that is not the functional currency and being of a monetary nature.

Foreign currency hedging experience

Western areas US Dollars/Rand forward purchases

As a result of the US$551 million drawn down under the original bridge loan facility to settle mainly the close-out of the Western areas gold derivative structure on 30 January 2007, US Dollar/Rand forward cover purchased during the March 2007 quarter to cover this amount. During financial 2008, US$233 million of this loan was repaid and the forward cover was reduced to US$318 million to correspond with the loan amount outstanding.

In June 2009, a further amount of US$44 million was repaid against the loan, and the forward cover was reduced by US$44 million. The balance of US$274 million was extended to 15 July 2009, being the next interest repayment date on the loan, at an average forward rate of R8.0893.

At 30 June 2009 the unrealised foreign exchange loss on the revaluation of the US$274 million loan was R210 million. This loss was offset by R210 million cumulative positive gains on the forward cover purchased at an original rate of R7.3279. During the June quarter R65 million of forward cover costs were accounted for as part of interest, as this forward cover has been designated as a hedging instrument.

The forward cover was further extended to 17 August 2009 at a rate of R8.3839 and then to 17 September 2009 at a rate of R8.0387. On 17 September 2009 the forward cover of US$274 million was settled as a result of the decision to repay the outstanding loan amount. At 17 September 2009 the realised foreign exchange loss on the settlement of the US$274 million loan was R24 million. This loss was offset by R34 million cumulative positive gains on the forward cover purchased at an original rate of R7.3279. During the financial year ended 30 June 2010 R38 million of forward cover costs were accounted for as part of interest, as this forward cover has been designated as a hedging instrument.

As at 30 June 2012, 31 December 2011, 31 December 2010 and 30 June 2010 there were no material foreign currency contract positions.

Foreign currency contract position

As of 30 June 2012, 31 December 2011, 31 December 2010 and 30 June 2010 Gold Fields had no material foreign currency contracts. The 30 June 2009 position was as follows:

US Dollar/Rand	30 June 2012 (Reviewed)	31 December 2011 (Audited)	31 December 2010 (Audited)	30 June 2010 (Reviewed)	30 June 2009 (Reviewed)
Forward exchange contracts:					
Amount (US$)	–	–	–	–	274 000
Average forward rate (R/US$)	–	–	–	–	8.0892

Foreign currency sensitivity analysis

As of 30 June 2012, 31 December 2011, 31 December 2010 and 30 June 2010 Sibanye Gold had no material foreign currency contracts, a sensitivity analysis of Sibanye Gold's foreign currency exposure as of 30 June 2009 is set forth below. Major non-derivative monetary financial instruments, except for ones disclosed in the table below, are denominated in the applicable functional currency. Exchange rate fluctuations therefore do not have an effect on profit and loss or shareholders' equity. Non-interest-bearing securities or equityinstruments held are of a nonmonetary nature and therefore are not exposed to currency risk as defined in IFRS 7.

Sensitivity to R/US$[2] exchange rates	R/US$[1] exchange rate					
	−10.0% R'million	−7.5% R'million	−5.0% R'million	5.0% R'million	7.5% R'million	10.0% R'million
30 June 2012 (Reviewed)						
Borrowings under the split-tenor revolving credit facility by GF Operations	–	–	–	–	–	–
Forward cover	–	–	–	–	–	–
Change in finance expense	–	–	–	–	–	–
31 December 2011 (Audited)						
Borrowings under the split-tenor revolving credit facility by GF Operations	–	–	–	–	–	–
Forward cover	–	–	–	–	–	–
Change in finance expense	–	–	–	–	–	–

Figures in millions unless otherwise stated

Sensitivity to R/US$[2] exchange rates	R/US$[1] exchange rate –10.0% R'million	–7.5% R'million	–5.0% R'million	5.0% R'million	7.5% R'million	10.0% R'million
31 December 2010 (Audited)						
Borrowings under the split-tenor revolving credit facility by GF Operations	–	–	–	–	–	–
Forward cover	–	–	–	–	–	–
Change in finance expense	–	–	–	–	–	–
30 June 2010 (Reviewed)						
Borrowings under the split-tenor revolving credit facility by GF Operations	–	–	–	–	–	–
Forward cover	–	–	–	–	–	–
Change in finance expense	–	–	–	–	–	–
30 June 2009 (Reviewed)						
Borrowings under the split-tenor revolving credit facility by GF Operations	(220.8)	(165.6)	(110.4)	110.4	165.6	220.8
Forward cover	220.8	165.6	110.4	(110.4)	(165.6)	(220.8)
Change in finance expense[3]	–	–	–	–	–	–

Notes:

(1) "+" and "-" designate the strengthening and weakening of the Rand against the US Dollar.

(2) Spot rate for June 2009: R8.06 = US$1.00.

(3) For accounting purposes, this forward cover was designated as a hedging instrument. As a result the gains and losses on the forward cover were accounted for under gain/(loss) on foreign exchange along with gains and losses on the underlying loan that had been hedged.

Sensitivity to R/US$[2] exchange rates	–10.0% R'million	–7.5% R'million	–5.0% R'million	R/US$[1] exchange rate Spot[2] R'million	5.0% R'million	7.5% R'million	10.0% R'million
30 June 2012 (Reviewed)							
Financial instruments (Marked-to-market forwards)	–	–	–	–	–	–	–
31 December 2011 (Audited)							
Financial instruments (Marked-to-market forwards)	–	–	–	–	–	–	–
31 December 2010 (Audited)							
Financial instruments (Marked-to-market forwards)	–	–	–	–	–	–	–
30 June 2010 (Reviewed)							
Financial instruments (Marked-to-market forwards)	–	–	–	–	–	–	–
30 June 2009 (Reviewed)							
Financial instruments (Marked-to-market forwards)	220.5	165.3	110.1	(0.4)	(110.8)	(166.0)	(221.2)

Notes:

(1) "+" and "-" designate the strengthening and weakening of the Rand against the US Dollar.

(2) Spot Rate for June 2009: R8.06 = USD 1.00.

Figures in millions unless otherwise stated

Sensitivity to Rand interest rates	Weighted average Rand interest rate[1] –1.5% R'million	–1.0% R'million	–0.5% R'million	Spot[1] R'million	0.5% R'million	1.0% R'million	1.5% R'million
30 June 2012 (Reviewed)							
Financial instruments (Marked-to-market forwards)	**–**	**–**	**–**	**–**	**–**	**–**	**–**
31 December 2011 (Audited)							
Financial instruments (Marked-to-market forwards)	–	–	–	–	–	–	–
31 December 2010 (Audited)							
Financial instruments (Marked-to-market forwards)	–	–	–	–	–	–	–
30 June 2010 (Reviewed)							
Financial instruments (Marked-to-market forwards)	–	–	–	–	–	–	–
30 June 2009 (Reviewed)							
Financial instruments (Marked-to-market forwards)	(2.3)	(1.6)	(1.0)	(0.4)	0.3	0.9	1.5

Notes:

(1) "+" and "-" designate the strengthening and weakening of the Rand interest rate against the spot interest rate.

(2) Spot Rand interest rate for June 2009: 7.69%.

Sensitivity to USD interest rates	Weighted average US$ interest rate[1] –1.5% R'million	–1.0% R'million	–0.5% R'million	Spot[1] R'million	0.5% R'million	1.0% R'million	1.5% R'million
30 June 2012 (Reviewed)							
Financial instruments (Marked-to-market forwards)	**–**	**–**	**–**	**–**	**–**	**–**	**–**
31 December 2011 (Audited)							
Financial instruments (Marked-to-market forwards)	–	–	–	–	–	–	–
31 December 2010 (Audited)							
Financial instruments (Marked-to-market forwards)	–	–	–	–	–	–	–
30 June 2010 (Reviewed)							
Financial instruments (Marked-to-market forwards)	–	–	–	–	–	–	–
30 June 2009 (Reviewed)							
Financial instruments (Marked-to-market forwards)	1.5	0.9	0.3	(0.4)	(1.0)	(1.6)	(2.3)

Notes:

(1) "+" and "-" designate the strengthening and weakening of the US$ interest rate against the spot interest rate.

(2) Spot US$ interest rate for June 2009: 0.31%.

Commodity price sensitivity

Gold

The market price of gold has a significant effect on the results of operations of the Group and the ability of the Group to pay dividends and undertake capital expenditures. The gold price has historically fluctuated widely and is affected by numerous industry factors over which the Group does not have any control. The aggregate effect of these factors on the gold price, all of which are beyond the control of the Group, is impossible for the Group to predict.

Figures in millions unless otherwise stated

Commodity price hedging policy

Gold

As a general rule, the Group does not enter into forward sales, derivatives or other hedging arrangements to establish a price in advance for future gold production.

To the extent that it enters into commodity hedging arrangements, the Group seeks to use different counterparty banks consisting of local and international banks to spread risk. None of the counterparties is affiliated with, or related to parties of, the Group.

Commodity price hedging experience

As at 30 June 2012, 31 December 2011, 31 December 2010, 30 June 2010 and 30 June 2009 there were no commodity price contracts.

Interest rate sensitivity

General

As the Group has no significant interest-bearing assets, the Group's income and operating cash flows are substantially independent of changes in market interest rates. The Group's interest rate risk arises from long-term borrowings.

As of 30 June 2012, Sibanye Gold's total borrowings amounted to R975.0 million (31 December 2011: Rnil, 31 December 2010: Rnil, 30 June 2010: Rnil and 30 June 2009: R3 296.3 million). Sibanye Gold generally does not undertake any specific action to cover its exposure to interest rate risk, although it may do so in specific circumstances as in the case of the Mvelephanda transaction. Under the Mvela loan Sibanye Gold paid interest, semi-annually and at a fixed rate of 10.75% per annum. Refer to note 24 for all the borrowings and the relevant interest rates per facility.

Interest rate sensitivity analysis

The portion of Sibanye Gold's interest-bearing debt at period end that is exposed to interest rate fluctuations is R975.0 million (31 December 2011: Rnil, 31 December 2010: Rnil, 30 June 2010: Rnil and 30 June 2009: R3 296.3 million). This debt is normally rolled for periods between one and three months and is therefore exposed to the rate changes in this period. The remainder of the debt bears interest at a fixed rate.

Rnil million (31 December 2011: Rnil, 31 December 2010: Rnil, 30 June 2010: Rnil and 30 June 2009: R2 196.5 million) of the total debt at the end of the period is exposed to changes in the LIBOR rate and R975.0 million (31 December 2011: Rnil, 31 December 2010: Rnil, 30 June 2010: Rnil and 30 June 2009: R1 099.8 million) is exposed to the South African Prime ("Prime") interest rate. The relevant interest rates for each facility are described in note 24.

The table below summarises the effect of a change in finance expense on the Group's profit and loss had LIBOR and Prime differed as indicated. The analysis is based on the assumption that the applicable interest rate increased/decreased with all other variables held constant. All financial instruments with fixed interest rates that are carried at amortised cost are not subject to the interest rate sensitivity analysis.

	Change in interest expense for a nominal change in interest rates					
Sensitivity to interest rates	**–1.5%**	**–1.0%**	**–0.5%**	**0.5%**	**1.0%**	**1.5%**
30 June 2012 (Reviewed)						
Sensitivity to LIBOR interest rates	**–**	**–**	**–**	**–**	**–**	**–**
Sensitivity to Prime interest rates	**(7.3)**	**(4.9)**	**(2.4)**	**2.4**	**4.9**	**7.3**
Change in finance expense	**(7.3)**	**(4.9)**	**(2.4)**	**2.4**	**4.9**	**7.3**
31 December 2011 (Audited)						
Sensitivity to LIBOR interest rates	–	–	–	–	–	–
Sensitivity to Prime interest rates	–	–	–	–	–	–
Change in finance expense	–	–	–	–	–	–
31 December 2010 (Audited)						
Sensitivity to LIBOR interest rates	–	–	–	–	–	–
Sensitivity to Prime interest rates	–	–	–	–	–	–
Change in finance expense	–	–	–	–	–	–
30 June 2010 (Reviewed)						
Sensitivity to LIBOR interest rates	–	–	–	–	–	–
Sensitivity to Prime interest rates	–	–	–	–	–	–
Change in finance expense	–	–	–	–	–	–
30 June 2009 (Reviewed)						
Sensitivity to LIBOR interest rates	(43.1)	(28.7)	(14.4)	14.4	28.7	43.1
Sensitivity to Prime interest rates	(23.1)	(15.4)	(7.7)	7.7	15.4	23.1
Change in finance expense	(66.2)	(44.1)	(22.1)	22.1	44.1	66.2

Note:

(1) Average rate for the period ended 30 June 2009: R8.06 = US$1.00.

38. **RELATED-PARTY TRANSACTIONS**

Sibanye Gold entered into related-party transactions with: (a) Rand Refinery; (b) Gold Fields Group Services (Pty) Ltd; (c) Gold Fields Operations Limited; (d) Gold Fields Limited; and (e) GFL Mining Services Ltd ('GFLMS').

The transactions with these related parties are generally conducted with terms comparable to transactions with third parties, however, in certain circumstances such as related-party loans, the transactions are not at arm's length.

Rand Refinery, in which Sibanye Gold holds a 33.1% interest, has an agreement with the Group whereby it refines all the Group's gold production. NJ Holland, a director of Sibanye Gold, is currently an alternate director of Rand Refinery and has held his directorship since 30 September 2008. Prior to this date, he had been a director of Rand Refinery since 10 July 2000. Sibanye Gold paid Rand Refinery R8.7 million (reviewed), R12.3 million (audited), R5.7 million (audited), R9.9 million (reviewed) and R7.3 million (reviewed) in refining fees for the six months ended 30 June 2012, year ended 31 December 2011, six months ended 31 December 2010 and years ended 30 June 2010 and 30 June 2009, respectively. Sibanye Gold received dividends from Rand Refinery of R38.9 million during the six months ended 31 December 2010. No dividends were received during the six months ended 30 June 2012 and years ended 31 December 2011, 30 June 2010 and 30 June 2009.

The Group has a service level arrangement with Gold Fields Group Services (Pty) Limited which provides, amongst other services, payroll, procurement and payment services. Gold Fields Group Services (Pty) Limited, which accounts for the significant balance of related-party accounts receivable at each reporting date presented (refer to note 22), is a wholly owned subsidiary of Gold Fields Limited. The accounts receivable balances represent the value of services paid for by the Group that is recoverable from Gold Fields Group Services (Pty) Limited.

Gold Fields Group Services (Pty) Limited charges a management fee ("corporate expenditure") relating to the provision of corporate services such as financial reporting, treasury, tax and legal services, secretarial, technical services and human resources. Corporate expenditure costs are determined based on the time spent by the corporate staff on providing the above mentioned services to the Group. The management fee charged to Sibanye Gold for the six-month period ended 30 June 2012 amounted to R34.4 million (year ended 31 December 2011: R49.4 million, six-month period ended 31 December 2010: R73.6 million and the years ended 30 June 2010 and 30 June 2009: R191.5 million and R162.6 million, respectively).

The significant portion of related-party payables reflects amounts owing to Gold Fields Operations Limited for the South Deep operation by the Group. As part of the service level agreement, the Group provides services related to South Deep's working capital and capital requirements i.e. procurement, payroll and financial services. In order to fund these working capital and capital requirements, the Group draws down amounts on behalf of South Deep via the Gold Fields treasury department. The accounts payable at each reporting date (refer to note 27) represent drawn amounts not yet expended on South Deep's working and capital requirements.

At 30 June 2009, 30 June 2010 and 31 December 2010, R1 143.0 million, R3 602.0 million and R300.0 million, respectively, of the loan due to Gold Fields Limited was not interest free (refer to note 27). The interest charged on these balances is disclosed in note 4. The terms of these related-party loans mirrored the Gold Fields Domestic Medium Term Notes Program which bore interest at JIBAR plus a margin ranging from 0.56% to 1.00% per annum except for notes with a carrying value of R300.0 million which were at a Rand fixed rate of 8.48%. The notes matured in 2011.

GFLMS accounts for a significant portion of related-party loans (refer to note 27) with the Group. These loans are unsecured, interest free and have no fixed terms of repayment. It is the intention that these loans will be repaid from proceeds raised from the issuance of shares as part of the unbundling transaction. Should the unbundling transaction not move forward as planned, GFLMS has confirmed that it will not demand repayment of the loans until such time as the Group can repay its other liabilities in the normal course of business as they become due.

39. **KEY MANAGEMENT COMPENSATION**

	For the six-month period ended 30 June 2012 (Reviewed)	For the year ended 31 December 2011 (Audited)	For the six-month period ended 31 December 2010 (Audited)	For the year ended 30 June 2010 (Reviewed)	For the year ended 30 June 2009 (Reviewed)
Salaries and other short-term employee benefits	15.1	26.9	15.3	23.0	18.9
Bonus	11.4	5.2	6.7	8.1	4.1
Share-based payments	10.8	25.5	8.2	14.4	7.7
	37.3	57.6	30.2	45.5	30.7

MAJOR GROUP INVESTMENTS – DIRECT

	Shares held					Group beneficial interest					Book value in holding company / Shares				
	30 June 2012	31 December 2011	31 December 2010	30 June 2010	30 June 2009	30 June 2012 per cent	31 December 2011 per cent	31 December 2010 per cent	30 June 2010 per cent	30 June 2009 per cent	30 June 2012 R million	31 December 2011 R million	31 December 2010 R million	30 June 2010 R million	30 June 2009 R million
Subsidiaries															
Unlisted															
Agrihold (Pty) Limited	**2**	2	1	1	1	**100.0**	100.0	100.0	100.0	100.0	**16.4**	16.4	–	–	–
Bushbuck Ventures (Pty) Limited	**950**	950	950	950	950	**95.0**	95.0	95.0	95.0	95.0	**–**	–	–	–	–
St Helena Hospital (Pty) Limited	**1 000**	1 000	1 000	1 000	1 000	**100.0**	100.0	100.0	100.0	100.0	**9.1**	9.1	9.1	9.1	9.1
Gold Fields Shared Services (Pty) Limited	**1 000**	1 000	1 000	1 000	1 000	**100.0**	100.0	100.0	100.0	100.0	**–**	–	–	–	–
Gold Fields Protection Services (Pty) Limited	**30 000**	30 000	30 000	30 000	30 000	**100.0**	100.0	100.0	100.0	100.0	**8.0**	8.0	8.0	8.0	8.0
Gold Fields Trust (Pty) Limited	**12**	12	12	12	12	**100.0**	100.0	100.0	100.0	100.0	**–**	–	–	–	–
Golden Hytec Farming (Pty) Limited	**501**	501	500	500	500	**100.0**	100.0	100.0	100.0	100.0	**9.2**	9.2	–	–	–
Golden Oils (Pty) Limited	**2**	2	1	1	1	**100.0**	100.0	100.0	100.0	100.0	**8.7**	8.7	–	–	–
Living Gold (Pty) Limited	**225**	225	81	81	81	**90.0**	100.0	65.0	65.0	65.0	**118.6**	118.6	–	–	–
Oryx Ventures (Pty) Limited	**95**	95	95	95	95	**95.0**	95.0	95.0	95.0	95.0	**–**	–	–	–	–
West Driefontein Gold Mining Company	**2 160**	2 160	2 160	2 160	2 160	**100.0**	100.0	100.0	100.0	100.0	**–**	–	–	–	–
						100.0	100.0	100.0	100.0	100.0					
Gold Fields Operations Limited	**–**	–	–	156 279 947	156 279 947	**100.0**	100.0	100.0	100.0	100.0	**–**	–	–	6 998.4	6 998.4
GFI Joint Ventures Holdings (Pty) Limited	**–**	–	–	311 668 564	311 668 564	**100.0**	100.0	100.0	100.0	100.0	**–**	–	–	8 281.3	8 281.3
Total											**170.0**	170.0	17.1	15 296.8	15 296.8

SEGMENT REPORT

FINANCIAL SUMMARY – RAND MILLION

	KDC	BEATRIX	CORPORATE AND OTHER[(1)]	GROUP CONSOLIDATION[(3)]
Income statement for the six months ended 30 June 2012				
Revenue	6 912.4	2 079.5	–	**8 992.0**
Operating costs	(4 044.6)	(1 303.4)	–	**(5 348.0)**
Operating profit	**2 867.8**	**776.1**	**–**	**3 644.0**
Amortisation and depreciation	(893.5)	(285.4)	(7.7)	**(1 186.6)**
Net operating profit/(loss)	**1 974.3**	**490.7**	**(7.7)**	**2 457.4**
Other (costs)/income	(161.4)	(39.2)	27.6[(2)]	**(173.0)**
Investment income	41.4	10.4	6.3	**58.1**
Finance expense	(32.8)	(3.4)	(0.5)	**(36.7)**
Royalties	(154.4)	(46.1)	–	**(200.5)**
Current taxation	(348.2)	(100.5)	(12.6)	**(461.3)**
Deferred taxation	653.3	227.2	0.1	**880.6**
Profit for the period	**1 972.2**	**539.1**	**13.3**	**2 524.6**
Profit/(loss) attributable to:				
– Owners of the parent	1 972.2	539.1	13.5	**2 524.8**
– Non-controlling interest holders	–	–	(0.2)	**(0.2)**
Statement of financial position at 30 June 2012				
Total assets (excluding deferred taxation)	15 663.4	2 317.4	1 885.6	**19 866.4**
Total liabilities (excluding deferred taxation)	4 267.3	(508.8)	22 035.9	**25 794.4**
Net deferred taxation liabilities	3 181.2	956.2	(16.0)	**4 121.4**
Capital expenditure	**1 165.5**	**317.5**	**11.4**	**1 494.4**

The above is a geograhical analysis presented by location of assets.

Sibanye Gold is primarily involved in gold mining in South Africa. The segment results have been prepared and presented based on management's reporting format. The Group's gold mining operations are managed and internally reported based on the following geographical areas: Kloof-Driefontein Complex, or KDC division and the Beatrix division. The Group also has Corporate and service operations whose primary focus is servicing the Group's mining operations. (Refer to accounting policies on segment reporting on page 74).

(1)   "Corporate and other" represents the items to reconcile segment data to consolidated financial statement totals. This does not represent a separate segment as it does not generate revenue.

(2)   Other costs "Corporate and other" comprised share-based payments of R52.1 million, share of profit of associate after taxation of R35.0 million and the balance of R44.7 million income consists mainly of corporate related cost recoveries.

(3)   Figures may not add as they are rounded independently.

FINANCIAL SUMMARY – RAND MILLION

	KDC	BEATRIX	CORPORATE AND OTHER[(1)]	GROUP CONSOLIDATION[(3)]
Income statement for the 12 months ended 31 December 2011				
Revenue	12 602.8	4 010.3	–	**16 613.1**
Operating costs	(7 452.4)	(2 408.8)	–	**(9 861.3)**
Operating profit	**5 150.4**	**1 601.5**	**–**	**6 751.8**
Amortisation and depreciation	(1 663.3)	(514.4)	(15.5)	**(2 193.2)**
Net operating profit/(loss)	**3 487.1**	**1 087.1**	**(15.5)**	**4 558.6**
Other (costs)/income	(443.9)	(92.3)	33.6[(2)]	**(502.6)**
Investment income	68.5	17.9	11.9	**98.3**
Finance expense	(30.1)	(6.6)	(0.4)	**(37.1)**
Royalties	(256.5)	(33.0)	–	**(289.5)**
Current taxation	(638.7)	(2.2)	(22.4)	**(663.3)**
Deferred taxation	(286.4)	(313.4)	(1.4)	**(601.2)**
Profit for the period	**1 900.0**	**657.5**	**5.7**	**2 563.2**
Profit/(loss) attributable to:				
– Owners of the parent	1 900.0	657.5	6.6	**2 564.1**
– Non-controlling interest holders	–	–	(0.9)	**(0.9)**
Statement of financial position at 31 December 2011				
Total assets (excluding deferred taxation)	13 938.9	1 829.4	2 704.9	**18 473.2**
Total liabilities (excluding deferred taxation)	3 367.6	(841.4)	22 920.6	**25 446.8**
Net deferred taxation liabilities	3 834.5	1 183.5	(16.0)	**5 002.0**
Capital expenditure	**2 300.3**	**611.1**	**11.2**	**2 922.6**

The above is a geograhical analysis presented by location of assets.

Sibanye Gold is primarily involved in gold mining in South Africa. The segment results have been prepared and presented based on management's reporting format. The Group's gold mining operations are managed and internally reported based on the following geographical areas: Kloof-Driefontein Complex, or KDC division and the Beatrix division. The Group also has Corporate and service operations whose primary focus is servicing the Group's mining operations. (Refer to accounting policies on segment reporting on page 74).

(1) "Corporate and other" represents the items to reconcile segment data to consolidated financial statement totals. This does not represent a separate segment as it does not generate revenue.

(2) Other costs "Corporate and other" comprised share-based payments of R94.3 million, share of profit of associate after taxation of R35.0 million and the balance of R92.9 million income consists mainly of corporate related cost recoveries.

(3) Figures may not add as they are rounded independently.

FINANCIAL SUMMARY – RAND MILLION

	KDC	BEATRIX	CORPORATE AND OTHER[1]	CONTINUING OPERATIONS	DISCONTINUED OPERATION	GROUP CONSOLIDATION[3]
Income statement for the six months ended 31 December 2010						
Revenue	5 814.5	1 849.7	–	**7 664.3**	1 208.5	**8 872.8**
Operating costs	(3 809.7)	(1 233.5)	21.1	**(5 022.2)**	(922.8)	**(5 945.0)**
Operating profit	**2 004.8**	**616.2**	**21.1**	**2 642.1**	**285.7**	**2 927.8**
Amortisation and depreciation	(874.6)	(263.1)	(7.1)	**(1 144.8)**	(248.8)	**(1 393.6)**
Net operating profit	**1 130.2**	**353.1**	**14.0**	**1 497.3**	**36.9**	**1 534.2**
Other (costs)/income	(1 093.2)	(351.7)	4 437.3[2]	**2 992.4**	(129.0)	**2 863.4**
Investment income	42.5	12.3	2.3	**57.1**	6.4	**63.5**
Finance expense	(12.7)	(1.5)	(48.2)	**(62.4)**	(28.3)	**(90.7)**
Royalties	(84.7)	(9.2)	(0.1)	**(94.0)**	(6.4)	**(100.4)**
Current taxation	(146.3)	(2.7)	(87.5)	**(236.5)**	–	**(236.5)**
Deferred taxation	240.3	(56.2)	(6.4)	**177.7**	(25.7)	**152.0**
Profit/(loss) for the period	**76.1**	**(55.9)**	**4 311.4**	**4 331.6**	**(146.1)**	**4 185.5**
Profit/(loss) attributable to:						
– Owners of the parent	76.1	(55.9)	4 316.9	**4 337.1**	(146.1)	**4 191.0**
– Non-controlling interest holders	–	–	(5.5)	**(5.5)**	–	**(5.5)**
Statement of financial position at 31 December 2010						
Total assets (excluding deferred taxation)	13 080.5	1 603.4	3 415.5	**18 099.4**	–	
Total liabilities (excluding deferred taxation)	2 950.5	(627.8)	23 729.4	**26 052.1**	–	
Net deferred taxation liabilities	3 548.1	870.1	(17.4)	**4 400.8**	–	
Capital expenditure	**1 265.8**	**304.6**	**(76.0)**	**1 494.4**	**1 003.2**	

The above is a geograhical analysis presented by location of assets.

Sibanye Gold is primarily involved in gold mining in South Africa. The segment results have been prepared and presented based on management's reporting format. The Group's gold mining operations are managed and internally reported based on the following geographical areas: Kloof-Driefontein Complex, or KDC division and the Beatrix division. The South Deep mine until its distribution in December 2010 has been accounted for as a discontinued operation (Refer note 9). The Group also has Corporate and service operations whose primary focus is servicing the Group's mining operations. (Refer to accounting policies on segment reporting on page 74).

(1) "Corporate and other" represents the items to reconcile segment data to consolidated financial statement totals. This does not represent a separate segment as it does not generate revenue.

(2) Other costs "Corporate and other" comprise share-based payments of R186.6 million, share of profits of associate after taxation of R22.1 million, profit on distribution of Sibanye Gold shareholding in South Deep to Newshelf of R4 558.8 million and the balance of R43.0 million income consists mainly of corporate related cost recoveries.

(3) Figures may not add as they are rounded independently.

FINANCIAL SUMMARY – RAND MILLION

	KDC	BEATRIX	CORPORATE AND OTHER[(1)]	CONTINUING OPERATIONS	DISCONTINUED OPERATION	GROUP CONSOLIDATION[(3)]
Income statement for the 12 months ended 30 June 2010						
Revenue	10 491.7	3 218.7	–	**13 710.5**	2 188.5	**15 899.0**
Operating costs	(7 256.4)	(2 272.9)	–	**(9 529.2)**	(1 674.6)	**(11 203.8)**
Operating profit	**3 235.3**	**945.8**	**–**	**4 181.3**	**513.9**	**4 695.2**
Amortisation and depreciation	(1 422.0)	(541.6)	(40.1)	**(2 003.7)**	(452.5)	**(2 456.2)**
Net operating profit	**1 813.3**	**404.2**	**(40.1)**	**2 177.6**	**61.4**	**2 239.0**
Other (costs)/income	(374.2)	(61.4)	233.8[(2)]	**(202.0)**	(93.8)	**(295.8)**
Investment income	200.2	15.9	30.90	**247.0**	9.4	**256.4**
Finance expense	(23.6)	(3.2)	(192.50)	**(219.3)**	(134.9)	**(354.2)**
Royalties	(51.8)	(5.4)	(0.1)	**(57.3)**	(4.0)	**(61.3)**
Current taxation	(223.5)	(2.1)	16.5	**(209.1)**	–	**(209.1)**
Deferred taxation	(317.4)	(141.1)	8.2	**(450.3)**	25.1	**(425.2)**
Profit/(loss) for the period	**1 023.0**	**206.9**	**56.7**	**1 286.6**	**(136.8)**	**1 149.8**
Profit/(loss) attributable to:						
– Owners of the parent	1 023.0	206.9	62.6	**1 292.5**	(136.8)	**1 155.7**
– Non-controlling interest holders	–	–	(5.9)	**(5.9)**	–	**(5.9)**
Statement of financial position at 30 June 2010						
Total assets (excluding deferred taxation)	13 154.7	1 063.3	24 601.4	**38 819.4**	–	
Total liabilities (excluding deferred taxation)	3 406.9	(870.0)	26 730.4	**29 267.3**	–	
Net deferred taxation liabilities	3 788.4	813.9	(738.9)	**3 863.4**	–	
Capital expenditure	**2 244.0**	**650.6**	**16.1**	**2 910.7**	**1 613.3**	

The above is a geograhical analysis presented by location of assets.

Sibanye Gold is primarily involved in gold mining in South Africa. The segment results have been prepared and presented based on management's reporting format. The Group's gold mining operations are managed and internally reported based on the following geographical areas: Kloof-Driefontein Complex, or KDC division and the Beatrix division. The South Deep mine until its distribution in December 2010 has been accounted for as a discontinued operation (Refer note 9). The Group also has Corporate and service operations whose primary focus is servicing the Group's mining operations. (Refer to accounting policies on segment reporting on page 74).

(1)   "Corporate and other" represents the items to reconcile segment data to consolidated financial statement totals. This does not represent a separate segment as it does not generate revenue.

(2)   Other costs "Corporate and other" comprise share-based payments of R93.9, share of profits of associate after taxation of R63.5 million and the balance of R264.2 million income consists mainly of corporate related cost recoveries.

(3)   Figures may not add as they are rounded independently.

FINANCIAL SUMMARY – RAND MILLION

	KDC	BEATRIX	CORPORATE AND OTHER[1]	CONTINUING OPERATIONS	DISCONTINUED OPERATION	GROUP CONSOLIDATION[3]
Income statement for the 12 months ended 30 June 2009						
Revenue	11 612.2	3 055.2	–	**14 667.3**	1 398.1	**16 065.4**
Operating costs	(6 614.3)	(2 037.6)	82.1	**(8 569.8)**	(1 221.6)	**(9 791.4)**
Operating profit	**4 997.9**	**1 017.6**	**82.1**	**6 097.5**	**176.5**	**6 274.0**
Amortisation and depreciation	(1 317.6)	(435.2)	(48.5)	**(1 801.3)**	(283.2)	**(2 084.5)**
Net operating profit	**3 680.3**	**582.4**	**33.6**	**4 296.2**	**(106.7)**	**4 189.5**
Other (costs)/income	(133.2)	(73.6)	(113.3)[2]	**(320.0)**	97.4	**(222.6)**
Investment income	145.3	20.1	(12.0)	**153.4**	34.1	**187.5**
Finance expense	(355.0)	(10.0)	(0.6)	**(365.6)**	(347.4)	**(713.0)**
Current taxation	(857.2)	(0.9)	(23.0)	**(881.1)**	–	**(881.1)**
Deferred taxation	(286.1)	(196.2)	13.4	**(468.9)**	127.9	**(341.0)**
Profit/(loss) for the period	**2 194.1**	**321.8**	**(101.9)**	**2 414.0**	**(194.7)**	**2 219.3**
Profit/(loss) attributable to:						
– Owners of the parent	2 194.1	321.8	(85.7)	**2 430.2**	(194.7)	**2 235.5**
– Non-controlling interest holders	–	–	(16.2)	**(16.2)**	–	**(16.2)**
Statement of financial position at 30 June 2009						
Total assets (excluding deferred taxation)	13 648.9	2 113.4	20 401.2	**36 163.5**	–	
Total liabilities (excluding deferred taxation)	4 427.5	559.0	22 534.6	**27 521.1**	–	
Net deferred taxation liabilities	3 470.9	672.9	(705.6)	**3 438.2**	–	
Capital expenditure	**1 993.0**	**629.4**	**66.9**	**2 689.3**	**1 020.5**	

The above is a geograhical analysis presented by location of assets.

Sibanye Gold is primarily involved in gold mining in South Africa. The segment results have been prepared and presented based on management's reporting format. The Group's gold mining operations are managed and internally reported based on the following geographical areas: Kloof-Driefontein Complex, or KDC division and the Beatrix division. The South Deep mine until its distribution in December 2010 has been accounted for as a discontinued operation (Refer note 9). The Group also has Corporate and service operations whose primary focus is servicing the Group's mining operations. (Refer to accounting policies on segment reporting on page 74).

(1)   "Corporate and other" represents the items to reconcile segment data to consolidated financial statement totals. This does not represent a separate segment as it does not generate revenue.

(2)   Other costs "Corporate and other" comprise share-based payments of R55.2 million, share of profits of associate after taxation of R13.0 million and the balance of R71.1 million consists mainly of corporate related expenses.

(3)   Figures may not add as they are rounded independently.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS (UNAUDITED)

GENERAL

Sibanye Gold Limited ("Sibanye Gold" or "the Group") (formerly known as GFI Mining South Africa (Pty) Limited or GFIMSA) is a producer of gold and major holder of gold reserves in South Africa. The Group is primarily involved in underground and surface gold mining and related activities, including, extraction, processing and smelting. All of Sibanye Gold's operations are located in South Africa. The Group's principal mining operations are the Kloof-Driefontein Complex, or KDC, and Beatrix.

In the six-month period ended 30 June 2012, the Group produced 21 402 kilograms (0.69 million ounces) of gold.

In the fiscal year ended December 2011, the Group produced 45 005 kilograms (1.45 million ounces) of gold compared to 51 888 million kilograms (1.67 million ounces) in the fiscal year ended June 2010. Production decreased by 13% mainly due to wage-related industrial action, safety-related stoppages and grade declines. At KDC, production was 14% lower due to the reasons above resulting in lower underground mining volumes at lower grades. At Beatrix, production was 12% lower due to overall lower mining grade at the North Section, lower volumes mined and a lower mine call factor.

The Group reported gold reserves of 21.5 million ounces as of 31 December 2011.

SOUTH DEEP DISTRIBUTION

On 5 August 2010, Gold Fields announced a series of empowerment transactions to meet its 2014 Black Economic Empowerment equity ownership requirements. On 2 November 2010, the shareholders of Gold Fields approved these transactions at the General Meeting which included the establishment of an Employee Share Option Scheme, or ESOP, the issue of approximately 600 000 Gold Fields shares to a broad-based BEE consortium, or BEECO, and BEECO's subscription for a 10% holding in South Deep with a phase in participation over 20 years. As part of this transaction, Gold Fields transferred the ownership of the two entities, Gold Fields Operations and GFI Joint Venture Holdings, each holding a 50% interest in the South Deep mine from Sibanye Gold to a newly formed, 90% owned subsidiary of Gold Fields, Newshelf. South Deep accounted for 8 236 kilograms (0.26 million ounces) or 14% of production for the fiscal year ended 30 June 2010 and 4 547 kilograms (0.15 million ounces) or 15% of production for the six-month transition period ended 31 December 2010. The South Deep production number is not included in Sibanye Gold's production above as it is accounted for as a discontinued operation.

THE SEPARATION AND UNBUNDLING

The Gold Fields board of directors approved on 21 November 2012 the separation of its wholly-owned subsidiary, Sibanye Gold, into an independent, publicly traded company. Gold Fields will distribute, on a *pro rata* basis, all of the Sibanye Gold ordinary shares to Gold Fields shareholders as of the applicable record date for the unbundling. As of the completion date of the unbundling, Gold Fields and Sibanye Gold will become independent, publicly traded companies and will have separate public ownership, boards of directors and management. Notwithstanding the foregoing, for a certain period of time, Gold Fields and Sibanye Gold will have certain directors in common. Sibanye Gold was incorporated in South Africa as a wholly-owned subsidiary of Gold Fields on 12 December 2002. The transaction was announced on 29 November 2012 and GFIMSA changed its name to SIbanye Gold Limited.

The Historical Financial Information has been prepared using the historical results of operations, assets and liabilities attributable to the Sibanye Gold Group. Following the unbundling, Sibanye Gold will no longer have access to Gold Fields' infrastructure and will need to establish its own. Gold Fields currently provides purchasing, corporate communications, human resources and benefits management, treasury and finance, investor relations, internal audit, legal and tax advice, compliance regarding internal controls and information technology functions to Sibanye Gold. The total cost of these services from Gold Fields was R34 million in the six-month period ended 30 June 2012. As an independent, publicly traded company, and effective as of Sibanye Gold's separation from Gold Fields, Sibanye Gold will assume responsibility for the costs of these functions. Accordingly, Sibanye Gold's consolidated results of operations discussed herein are not necessarily indicative of its future performance and do not reflect what its financial performance would have been had Sibanye Gold been an independent publicly traded company during the periods presented. Management expects, subject to the finalisation of Sibanye Gold's plans, that the total annual costs for the abovementioned functions will be approximately R68 million in 2013. However, management also expects that Sibanye Gold will benefit from certain rationalisations, including the renegotiation of contracts, following its separation from Gold Fields, which should offset these incremental expenses. Following the unbundling, Gold Fields will continue to provide some of these services to Sibanye Gold on a transitional basis for a period expected to be up to one year, pursuant to a transitional services agreement Sibanye Gold will enter into with Gold Fields.

Sibanye Gold's total liabilities exceeded its assets by R10 049 million and R11 976 million as of 30 June 2012 and 31 December 2011, respectively. In addition, Sibanye Gold's current liabilities exceeded its current assets by R20 611 million and R22 265 million, respectively, at those dates. Included in current liabilities are R20 323 million and R21 258 million owed by Sibanye Gold to GFL Mining Services Limited ("GFLMS", a subsidiary of Gold Fields), as of 30 June 2012 and 31 December 2011, respectively. Sibanye Gold intends to repay the loan owed to GFLMS from the proceeds raised by Sibanye Gold from the issuance of shares to Gold Fields Limited as part of the unbundling transaction. Should the unbundling not move forward as planned, GFLMS has confirmed, subsequent to 30 June 2012, that it will not demand repayment of the loans owed to it until such time as Sibanye Gold can repay its liabilities in the normal course of business. The directors believe that this subordination, in conjunction with the cash-generated from operations and the utilisation of Sibanye Gold's existing available debt facilities, will enable it to continue to meet its obligations as they fall due for a period of at least 12 months from 30 June 2012, which is the date of the latest interim statement of financial position.

COMPARABILITY OF HISTORICAL FINANCIAL INFORMATION

In 2010, Gold Fields, the parent of Sibanye Gold, changed its financial year end from 30 June to 31 December from December 2011 to align with Gold Fields' peers in the gold mining industry. As a result, Sibanye Gold changed its financial year end at the same time. It may not be possible to directly compare the audited consolidated financial statements for 31 December 2011 with the reviewed consolidated financial statements for 30 June 2010, as these relate to different financial periods. Accordingly, the discussion below provides a discussion of the six-month period ended June 2012 and a comparison of the fiscal year ended December 2011 and the fiscal year ended June 2010 (which do not reflect the same 12-month periods, however, no seasonality affects the reporting periods as they both report on a full fiscal year). Management believes that there are no factors that would materially affect the comparability of fiscal years ended December 2011 and June 2010, except for the effect of inflation affecting the fiscal year December 2011.

Production

Sibanye Gold's revenues are primarily driven by its production levels and the price it realises on the sale of gold. Production levels are affected by a number of factors. Total production at our operations decreased from 0.71 million ounces of gold ounces in the six-month period ended June 2011 to 0.69 million to the six-month period ended June 2012, and decreased from 1.67 million ounces in the fiscal year ended June 2010 to 1.45 million ounces in the fiscal year ended December 2011. This decrease was the result of a number of factors, primarily including wage-related industrial action, safety-related work stoppages and lower mining grades.

Labour Impact

In recent years, Sibanye Gold has experienced greater union activity, including the entry of rival unions, which has resulted in more frequent industrial disputes, including violent protests, intra-union violence and clashes with police authorities, and has impacted labour relations. In particular, during the second half of the fiscal year ending December 2012, a number of unions in the mining industry threatened to or went on strike for various reasons, including the renegotiation of wage agreements. These strikes impacted each of Sibanye Gold's operations and caused work stoppages and significant production losses. See "Annexure 15: Risk Factors—Sibanye Gold's operations and profits have been and may be negatively affected by strikes, union activity and new and existing labour laws".

Health and Safety Impact

Sibanye Gold's operations are also subject to various South African health and safety laws and regulations that impose various duties on Sibanye Gold's mines while granting the authorities broad powers to, among other things, close or suspend operations at unsafe mines and order corrective action relating to health and safety matters. Additionally, it is Sibanye Gold's policy to halt production at its operations when serious accidents occur in order to rectify dangerous situations and, if necessary, retrain workers. During the six-month period ended June 2012, Sibanye Gold's operations suffered nine safety stoppages, some of which were self-imposed mine closures as a result of safety-related incidents. During the fiscal year ended December 2011, Sibanye Gold's operations suffered 74 safety stoppages, some of which were self-imposed mine closures as a result of safety-related incidents. Sibanye Gold has actively engaged with the DMR on the protocols applied to safety related mine closures. Gold Fields, the historic parent company of Sibanye Gold, conducted a tri-partite Health and Safety Summit in February 2012 along with government and labour organisations to promote health and safety in South Africa as part of a comprehensive effort to improve mine safety. See "Annexure 15: Risk Factors—Sibanye Gold's operations are subject to South African environmental and health and safety regulations, which could impose significant costs and burdens, and Sibanye Gold may face claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws".

Mining Grade Impact

Both KDC and Beatrix are in their mature life stage and both mines have encountered lower mining grades and yields. Both KDC and Beatrix have grade or volume management programs. See "Part 3: Information on Sibanye Gold—Sibanye Gold Mining Operations—KDC Operation—Mining" and "Part 3: Information on Sibanye Gold—Sibanye Gold Mining Operations—Beatrix Operation—Mining". As a result of the Unbundling, we expect that cash flows can be utilised to extend the life of the mines at KDC and Beatrix. Sibanye Gold's key focus will be to maintain profitable operations and maintain production levels for a longer period of time than had previously been envisaged, through increased focus on productivity. Furthermore, it will focus on realising the potential that still exists in the mines' mineral reserves and resources.

We expect that each of these factors will continue to impact production levels in the future. These are likely to have a particular impact in 2013 as we expect the next round of labour negotiations may be difficult and may be accompanied by further strikes, work stoppages or other labour actions.

SIX-MONTH PERIOD ENDED 30 JUNE 2012

REVENUE

Revenue was R8 992 million for the six-month period ended 30 June 2012. The average rand gold price for the period was R420 143 per kilogram (US$1 650 per ounce). The average rand to the US Dollar exchange rate for the period was 7.92.

Gold sales for the period were 21 402 kilograms (0.69 million ounces), which comprised 16 463 kilograms (0.53 million ounces) for KDC and 4 939 kilograms (0.16 million ounces) for Beatrix.

COST OF SALES

Cost of sales, which consists of operating costs and amortisation and depreciation, was R6 535 million for the six-month period ended 30 June 2012.

The analysis that follows provides a more detailed comparison of cost of sales together with total cash cost and notional cash expenditure (NCE) per ounce.

Operating costs

Operating costs were R5 348 million in the period, which comprised R4 045 million for KDC and R1 303 million for Beatrix.

General and administration (G&A) costs

Net general and administration costs, which are included in operating costs, amounted to R112 million for the period.

The table below presents the analysis of cost of sales:

Analysis of cost of sales		Six-month period ended 30 June 2012 R million
Cost of sales per income statement		**6 535**
Deduct	Amortisation and depreciation	(1 187)
Operating costs		**5 348**
Add/(deduct)	General and administration	(112)
	Royalties*	201
	Rehabilitation	(25)
Total cash cost		**5 412**

* Royalties are added as they are included as part of total cash cost but are reflected below operating profit in the income statement.

The following table sets out for each operation and the Group, total gold sales in ounces and total cash cost in US$/oz and R/kg for the six-month period ended 30 June 2012:

	Six-month period ended 30 June 2012		
	Gold sold '000 oz	Total cash cost[1] US$/oz	Total cash cost[1] R/kg
• KDC	529.3	977	248 673
• Beatrix	158.8	1 048	266 795
Total operations	**688.1**		
Weighted average unit cost		**993**	**252 874**

[1] Total cash cost is calculated in accordance with the Gold Industry standard.

The above calculation is based on the average rand to the US Dollar exchange rate for the period of 7.92 for the six-month period ended 30 June 2012.

The weighted average total cash cost per kilogram was R252 874 per kilogram (US$993 per ounce) for the period.

Amortisation and depreciation

Amortisation and depreciation was R1 187 million for the period, which comprised mainly R894 million for KDC and R285 million for Beatrix.

Notional cash expenditure (NCE)

Notional cash expenditure is defined as operating costs (including general and administration costs) plus capital expenditure, which includes brownfields exploration, and is reported on a per kilogram and per ounce basis. The objective is to provide the all-in cost for the Group, and for each operation. Revenue less NCE reflects the free cash flow available to pay taxation, interest, greenfields exploration and dividends. NCE margin is defined as the difference between revenue per ounce and NCE per ounce expressed as a percentage. NCE margin was 24% for the six-month period ended 30 June 2012.

	Six-month period ended 30 June 2012				
	Gold produced '000 oz	Operating costs R million	Capital expenditure R million	NCE R/kg	NCE US$/oz
• KDC	529.3	4 044.6	1 165.5	316 473	1 243
• Beatrix	158.8	1 303.4	317.5	328 184	1 289
Total operations	**688.1**	**5 348.0**	**1 483.0**	**319 176**	**1 253**

The above calculation is based on the average rand to the US Dollar exchange rate for the period of 7.92 for the six-month period ended 30 June 2012.

The NCE was R319 176 per kilogram (US$1 253 per ounce) for the period.

NET OPERATING PROFIT

Net operating profit was R2 457 million for the six-month period ended 30 June 2012.

INVESTMENT INCOME

Income from investments was R58 million for the period, which comprised R24 million interest on monies invested in the environmental trust funds and R34 million interest on cash and cash equivalent balances.

FINANCE EXPENSE

Finance expense was R37 million for the period, which comprised R4 million relating to the accretion of the environmental rehabilitation liability and R33 million in respect of interest on borrowings to fund capital expenditure and operating costs.

OTHER COSTS

Other costs were R26 million for the period and the charges are mainly made up of:

- Social contributions and sponsorships; and
- New loan facility charges.

SHARE OF RESULTS OF ASSOCIATES AFTER TAXATION

The Group's 33.1% share of after-tax profits in Rand Refinery Limited was R35 million in the period.

SHARE-BASED PAYMENTS

Sibanye Gold recognises the cost of share options granted (share-based payments) in terms of International Financial Reporting Standard (IFRS) 2.

Sibanye Gold has adopted appropriate valuation models (Black-Scholes and Monte Carlo simulation) to fair value share-based payments. The value of the share options is determined at the grant date of the options and expensed on a straight-line basis over a three-year vesting period, adjusted for forfeitures as appropriate.

Based on these models, R133 million was accounted for in the period ended 30 June 2012. The corresponding entry for the above adjustments was share-based payment reserve within shareholders' equity.

PROFIT ON DISPOSAL OF PROPERTY, PLANT AND EQUIPMENT

Profit on disposal of property, plant and equipment was R0.4 million in the period. This related to the disposal of various redundant assets at the operations.

RESTRUCTURING COSTS

Restructuring costs were R49 million in the period. The costs included R14 million on voluntary separation packages and R35 million on business process re-engineering costs.

ROYALTIES

Royalties were R201 million in the six-month period ended 30 June 2012 and are made up as follows:

	Six-month period ended 30 June 2012 R million
• KDC	155
• Beatrix	46
	201

MINING AND INCOME TAX

Mining and income tax was R419 million in the six-month period ended 30 June 2012. The table below indicates Sibanye Gold's effective tax expense rate in the period:

	Six-month period ended 30 June 2012 R million
Income and mining tax	**419**
Effective tax expense rate	20%

During the budget speech in February 2012, the Minister of Finance announced that STC will be abolished resulting in the abolishment of the STC inclusive gold mining formula. The result was that the maximum South African mining statutory tax rate decreased from 43% to 34% from 1 January 2012.

During the six-month period ended 30 June 2012, the effective tax expense rate of 20% was lower than the maximum South African mining statutory tax rate of 34% mainly due to the tax effect of the following:

- R14 million adjustment to reflect the actual realised company tax rates in South Africa;
- R153 million reduction relating to the South African mining tax formula adjustment;
- R11 million of net non-deductible expenditure and non-taxable income; and
- R1 004 million deferred tax release on the reduction of the long-term expected tax rate at the mining operations.

The above were offset by the following tax-effected charge:

• R46 million non-deductible share-based payment charges.

Profit for the period

As a result of the factors discussed above, Sibanye Gold posted a profit for the six-month period ended 30 June 2012 of R2 525 million.

Profit attributable to owners of the parent

Sibanye Gold posted a profit attributable to ordinary shareholders of the company of R2 525 million in the six-month period ended 30 June 2012.

Loss attributable to non-controlling interest

Loss attributable to non-controlling interest was nil in the six-month period ended 30 June 2012. The non-controlling interest consists of Living Gold (Pty) Limited at 10% at the end of the period.

LIQUIDITY AND CAPITAL RESOURCES

Cash resources

Cash flows from operating activities

Cash inflows from operating activities were R2 347 million in the six-month period ended 30 June 2012 and is made up as follows:

	Six-month period ended 30 June 2012 R million
Cash-generated by operations	3 597
Interest received	24
Post-retirement health care payments	(1)
Change in working capital	265
Interest paid	(32)
Royalties paid	(218)
Taxes paid	(557)
Dividends paid	(731)
	2 347

Cash flows from investing activities

Cash outflows from investing activities were R1 516 million in the period and comprised the following.

Additions to property, plant and equipment

Capital expenditure was R1 494 million in the period, which comprised mainly R1 166 million at KDC and R318 million at Beatrix.

Proceeds on disposal of property, plant and equipment

Proceeds on the disposal of property, plant and equipment were R3 million in the period and related to the disposal of various redundant assets at the operations.

Environmental trust funds and rehabilitation payments

Contributions towards the environmental liability amounted to R24 million in the period.

Cash flows from financing activities

Net cash-generated from financing activities was an inflow of R4 million in the period and comprised the amounts below.

Loans raised

Loans raised during the six-month period ended 30 June 2012 amounted to R975 million and comprised drawdowns under the R2 billion revolving credit facility to fund short-term working capital requirements and capital expenditure.

Related party loans repaid

Related party loans repaid comprised a net cash outflow of R971 million in the six-month period ended 30 June 2012.

Net cash (utilised)/ generated

As a result of the above, net cash-generated by operations in the six-month period ended 30 June 2012 amounted to R834 million.

The net cash-generated above added to the opening cash balance of R363 million resulted in total Group cash and cash equivalents of R1 197 million at 30 June 2012.

STATEMENT OF FINANCIAL POSITION

Provisions

Provisions at the end of 30 June 2012 were R1 463 million and included a provision for post-retirement health care costs of R17 million and a provision for environmental rehabilitation costs of R1 446 million.

Provision for post-retirement health care costs

The Group medical scheme, Medisense, provides benefits to employees and certain of its former employees. The Group remains liable for 50% of these retired employees' medical contributions to the medical scheme after retirement. This is applicable to employees of the Free State operations who retired on or before 31 August 1997 and members of the West Wits operations who retired on or before 1 January 1999.

Provision for environmental rehabilitation costs

This provision represents the present value of closure, rehabilitation and other environmental obligations incurred up to 30 June 2012. This provision is updated annually to take account of inflation, the time value of money and any new environmental obligations incurred.

The inflation and range of discount rates applied in the six-month period ended 30 June 2012 are shown in the table below:

	Six-month period ended 30 June 2012
Inflation rates	
Six-month period ended 30 June 2012	5.6 – 6.5%
Discount rates	
Six-month period ended 30 June 2012	6.2 – 7.7%

The inflation and interest adjustments in the period was R25 million and R4 million, respectively.

The operations contribute to dedicated environmental trust funds to provide financing for final closure and rehabilitation costs. The amount invested in the fund is shown as a non-current asset in the financial statements and amounted to R1 295 million at 30 June 2012. The operations are required to contribute annually to the trust fund over the remaining lives of the mines, to ensure that sufficient funds are available to discharge commitments for future rehabilitation costs.

FISCAL YEARS ENDED 31 DECEMBER 2011 AND 30 JUNE 2010

REVENUE

Revenue increased by 21% from R13 711 million for fiscal 2010 to R16 613 million for fiscal 2011. The increase in revenue of R2 902 million was due to an increase in the average rand gold price for the period from R264 231 per kilogram to R369 139 per kilogram, partly offset by a decrease in kilograms sold. The Rand gold price increase was due to a 47% increase in the US Dollar gold price from an average of US$1 085 per ounce to US$1 590 per ounce, partly offset by a stronger rand, which strengthened 5% from an average of 7.58 to 7.22 to the US Dollar.

Gold sales decreased by 6 883 kilograms (0.22 million ounces) or 13%, from 51 888 kilograms (1.67 million ounces) in fiscal 2010 to 45 005 kilograms (1.45 million ounces) in fiscal 2011.

Gold sales at KDC decreased by 5 482 kilograms (0.18 million ounces) or 14%, from 39 700 kilograms (1.28 million ounces) in fiscal 2010 to 34 218 kilograms (1.10 million ounces) in fiscal 2011 as a result of wage-related industrial action and safety-related stoppages, resulting in lower underground mining volumes at lower grades.

At Beatrix, gold output decreased by 1 401 kilograms (0.04 million ounces) or 11%, from 12 188 kilograms (0.39 million ounces) in fiscal 2010 to 10 787 kilograms (0.35 million ounces) in fiscal 2011 due to lower mining grade at the North section, lower volumes mined and a lower mine call factor.

COST OF SALES

Cost of sales, which consists of operating costs and amortisation and depreciation, increased by R522 million or 5%, from R11 533 million in fiscal 2010 to R12 055 million in fiscal 2011.

The analysis that follows provides a more detailed comparison of cost of sales together with total cash cost and notional cash expenditure (NCE) per ounce.

Operating costs

Operating costs increased by R333 million or 3%, from R9 529 million in fiscal 2010 to R9 862 million in fiscal 2011.

This increase of R333 million was mainly due to annual wage increases, increases in electricity tariffs and other inflationary increases.

At KDC, operating costs increased by R196 million or 3%, from R7 256 million in fiscal 2010 to R7 452 million in fiscal 2011. Beatrix increased by R136 million or 6%, from R2 273 million in fiscal 2010 to R2 409 million in fiscal 2011.

General and administration (G&A) costs

Net general and administration costs, which are included in operating costs, amounted to R176 million in fiscal 2011 compared with R289 million in fiscal 2010.

The table below presents the analysis of cost of sales:

Analysis of cost of sales		Fiscal 2011 R million	Fiscal 2010 R million
Cost of sales per income statement		**12 055**	11 533
Deduct	Amortisation and depreciation	**(2 193)**	(2 004)
Operating costs		**9 862**	9 529
Add/(deduct)	General and administration	**(176)**	(289)
	Royalties*	**290**	57
	Rehabilitation	**(64)**	(80)
Total cash cost		**9 912**	9 217

* Royalties are added as they are included as part of total cash cost but are reflected below operating profit in the income statement.

The following table sets out for each operation and the Group, total gold sales in ounces and total cash cost in US$/oz and R/kg for fiscal 2011 and fiscal 2010:

	Fiscal 2011			Fiscal 2010		
	Gold sold '000 oz	Total cash cost[1] US$/oz	Total cash cost[1] R/kg	Gold sold '000 oz	Total cash cost[1] US$/oz	Total cash cost[1] R/kg
Continuing operations	**1 447.0**	**949**	**220 224**	1 668.2	729	177 650
• KDC	**1 100.2**	**946**	**219 642**	1 276.3	726	176 819
• Beatrix	**346.8**	**957**	**222 073**	391.9	740	180 358
Discontinued operation	**–**	**–**	**–**	264.8	811	197 669
• South Deep	**–**	**–**	**–**	264.8	811	197 669
Total operations	**1 447.0**			1 933.0		
Weighted average unit cost		**949**	**220 224**		740	180 392

[1] Total cash cost is calculated in accordance with the Gold Industry standard.

The above calculation is based on the average rand to the US Dollar exchange rate for the period of 7.22 and 7.58 in fiscal 2011 and fiscal 2010 respectively.

The weighted average total cash cost per kilogram for continuing operations increased by R42 574 per kilogram or 24%, from R177 650 per kilogram (US$729 per ounce) in fiscal 2010 to R220 224 per kilogram (US$949 per ounce) in fiscal 2011. The weighted average total cash cost for the discontinued operation was R197 669 per kilogram (US$811 per ounce) in fiscal 2010.

Amortisation and depreciation

Amortisation and depreciation increased by R189 million or 9%, from R2 004 million in fiscal 2010 to R2 193 million in fiscal 2011.

KDC increased by R241 million or 17%, from R1 422 million in fiscal 2010 to R1 663 million in fiscal 2011 mainly due to the increase in the short life ore reserve development which is amortised over a shorter period. Beatrix decreased marginally by R28 million or 5%, from R542 million in fiscal 2010 to R514 million in fiscal 2011 due to the lower production.

Notional cash expenditure (NCE)

NCE margin was 23% and 9% for fiscal 2011 and fiscal 2010 respectively.

	Fiscal 2011					Fiscal 2010				
	Gold produced '000 oz	Operating costs R million	Capital expenditure R million	NCE R/kg	NCE US$/oz	Gold produced '000 oz	Operating costs R million	Capital expenditure R million	NCE R/kg	NCE US$/oz
Continuing operations	**1 447.0**	**9 861.2**	**2 911.4**	**283 804**	**1 223**	1 668.2	9 529.3	2 894.6	239 437	983
• KDC	**1 100.2**	**7 452.4**	**2 300.3**	**285 017**	**1 228**	1 276.3	7 256.4	2 244.0	239 304	982
• Beatrix	**346.8**	**2 408.8**	**611.1**	**279 957**	**1 206**	391.9	2 272.9	650.6	239 867	984
Discontinued operation	**–**	**–**	**–**	**–**	**–**	264.8	1 674.6	1 613.3	399 211	1 638
• South Deep	**–**	**–**	**–**	**–**	**–**	264.8	1 674.6	1 613.3	399 211	1 638
Total operations	**1 447.0**	**9 861.2**	**2 911.4**	**283 804**	**1 223**	1 933.0	11 203.9	4 507.9	261 323	1 072

The above calculation is based on the average rand to the US Dollar exchange rate for the period of 7.22 and 7.58 in fiscal 2011 and fiscal 2010 respectively.

The NCE for continuing operations increased by R44 367 per kilogram or 19%, from R239 437 per kilogram (US$983 per ounce) in fiscal 2010 to R283 804 per kilogram (US$1 223 per ounce) in fiscal 2011, primarily due to lower production and increased capital expenditure. The NCE for the discontinued operation was R399 211 per kilogram (US$1 638 per ounce) in fiscal 2010.

NET OPERATING PROFIT

Net operating profit increased by R2 381 million or 109%, from R2 178 million in fiscal 2010 to R4 559 million in fiscal 2011.

This is due to the increased revenue as a result of the higher average gold price received, partially offset by the decrease in gold production.

INVESTMENT INCOME

Income from investments decreased by R149 million or 60%, from R247 million in fiscal 2010 to R98 million in fiscal 2011. The decrease was mainly due to lower cash balances, as well as lower interest rates in fiscal 2011 compared with fiscal 2010.

The investment income in fiscal 2011 of R98 million comprised R66 million interest on monies invested in the environmental trust funds and R32 million interest on cash and cash equivalent balances.

The investment income in fiscal 2010 of R247 million comprised R61 million interest on monies invested in the environmental trust funds and R186 million interest on cash and cash equivalent balances.

Interest received on the funds invested in rehabilitation trust funds increased by R5 million or 8%, from R61 million in fiscal 2010 to R66 million in fiscal 2011 due to higher balances invested in fiscal 2011 compared with fiscal 2010.

Interest on cash and cash equivalent balances decreased by R154 million or 83%, from R186 million in fiscal 2010 to R32 million in fiscal 2011 mainly due to lower cash balances, as well as lower interest rates.

FINANCE EXPENSE

Finance expense decreased by R182 million or 83%, from R219 million in fiscal 2010 to R37 million in fiscal 2011.

The finance expense of R37 million in fiscal 2011 comprised R23 million relating to the accretion of the environmental rehabilitation liability, R5 million on related entity loans and R9 million in respect of interest on borrowings to fund capital expenditure and operating costs.

The finance expense of R219 million in fiscal 2010 comprised R14 million relating to the accretion of the environmental rehabilitation liability, R191 million on related entity loans and R14 million in respect of interest on borrowings to fund capital expenditure and operating costs.

The environmental rehabilitation liability accretion expense increased by R9 million or 64%, from R14 million in fiscal 2010 to R23 million in fiscal 2011 mainly due to an increase in the rehabilitation liability as well as applicable inflation rates.

The interest on related entity loans decreased by R186 million or 97%, from R191 million in fiscal 2010 to R5 million in fiscal 2011 due to lower related entity loan balances.

Other interest remained relatively flat at R9 million.

OTHER COSTS

Other costs decreased by R10 million or 36%, from R28 million in fiscal 2010 to R18 million in fiscal 2011. The charges are mainly made up of:
• Social contributions and sponsorships; and
• New loan facility charges.

SHARE OF RESULTS OF ASSOCIATE AFTER TAXATION

The Group's 33.1% share of after-tax profits in Rand Refinery Limited decreased by R29 million or 45%, from R64 million in fiscal 2010 to R35 million in fiscal 2011 due to higher Kruger Rand sales and an arc furnace clean-up in fiscal 2010.

SHARE-BASED PAYMENTS

Sibanye Gold recognises the cost of share options granted (share-based payments) in terms of International Financial Reporting Standard (IFRS) 2.

Sibanye Gold has adopted appropriate valuation models (Black-Scholes and Monte Carlo simulation) to fair value share-based payments. The value of the share options is determined at the grant date of the options and expensed on a straight-line basis over a three-year vesting period, adjusted for forfeitures as appropriate.

Based on these models, share-based payment charges increased by R10 million or 4%, from R228 million in fiscal 2010 to R238 million in fiscal 2011. The corresponding entry for the above adjustments was share-based payment reserve within shareholders' equity.

PROFIT ON DISPOSAL OF PROPERTY, PLANT AND EQUIPMENT

Profit on disposal of property, plant and equipment increased by R2 million or 100%, from R2 million in fiscal 2010 to R4 million in fiscal 2011.

The major disposals in fiscal 2011 related to the sale of assets at KDC whereas in fiscal 2010, they related to the sale of assets at KDC and Beatrix.

RESTRUCTURING COSTS

Restructuring costs increased by R275 million, from R11 million in fiscal 2010 to R286 million in fiscal 2011. The costs in fiscal 2010 relate to voluntary separation packages, while costs in fiscal 2011 include R166 million on voluntary separation packages and R120 million on business process re-engineering costs.

ROYALTIES

Royalties increased by R233 million or 409%, from R57 million in fiscal 2010 to R290 million in fiscal 2011 and are made up as follows:

	Fiscal 2011 R million	Fiscal 2010 R million
• KDC	257	52
• Beatrix	33	5
	290	57

The increased royalty in fiscal 2011 is due to the increase in the gold price, as well as The Mineral and Petroleum Resource Royalty Act, 2008 which came into effect on 1 March 2010 thus being effective for a full year in fiscal 2011 compared to four months in fiscal 2010.

MINING AND INCOME TAX

Mining and income tax increased from R659 million in fiscal 2010 to R1 265 million in fiscal 2011. The table below indicates Sibanye Gold's effective tax expense rate in fiscal 2011 and fiscal 2010:

	Fiscal 2011 R million	Fiscal 2010 R million
Income and mining tax	1 265	659
Effective tax expense rate	33%	34%

In fiscal 2011, the effective tax expense rate of 33% was lower than the maximum South African mining statutory tax rate of 43% mainly due to the tax effect of the following:

- R382 million adjustment to reflect the actual realised company tax rates in South Africa;
- R86 million reduction relating to the South African mining tax formula rate adjustment; and
- R15 million of net non-deductible expenditure and non-taxable income.

The above were offset by the following tax-effected charge:

- R102 million non-deductible share-based payment charges.

In fiscal 2010, the effective tax expense rate of 34% was lower than the maximum South African mining statutory tax rate of 43% mainly due to the tax effect of the following:

- R73 million adjustment to reflect the actual realised company tax rates in South Africa;
- R130 million reduction relating to the South African mining tax formula adjustment; and
- R51 million of net non-deductible expenditure and non-taxable income.

The above were offset by the following tax-effected charge:

- R98 million non-deductible share-based payment charges.

Profit for the period from continuing operations

As a result of the factors discussed above, Sibanye Gold's profit from continuing operations increased by R1 276 million or 99%, from R1 287 million in fiscal 2010 to R2 563 million in fiscal 2011.

Loss for the period from discontinued operation

Loss from discontinued operation was R137 million in fiscal 2010, compared to nil in fiscal 2011 as South Deep was distributed to Gold Fields Limited in December 2010.

Profit for the period

Total profit for the period increased by R1 413 million or 123%, from R1 150 million in fiscal 2010 to R2 563 million in fiscal 2011.

Profit attributable to owners of the parent

Sibanye Gold's profit attributable to ordinary shareholders increased by R1 408 million or 122%, from R1 156 million in fiscal 2010 to R2 564 million in fiscal 2011.

Loss attributable to non-controlling interest

Losses attributable to non-controlling interest decreased by R5 million or 83%, from R6 million in fiscal 2010 to R1 million in fiscal 2011. The non-controlling interest consists of Living Gold (Pty) Limited at nil at the end of fiscal 2011, compared to 35% at the end of fiscal 2010.

LIQUIDITY AND CAPITAL RESOURCES

Cash resources

Cash flows from operating activities

Cash inflows from operating activities increased by R1 334 million or 53%, from R2 527 million in fiscal 2010 to R3 861 million in fiscal 2011. The increase of R1 334 million was due to:

	R million
Increase in cash-generated from operations due to increased revenues arising from higher gold prices	2 329
Decrease in interest received	(154)
Decrease in post-retirement health care payments	1
Increase in release of working capital	52
Decrease in interest paid	191
Increase in royalties paid	(176)
Decrease in taxes paid	398
Increase in dividends paid	(1 506)
Cash utilised in discontinued operations	199
	1 334

Cash outflows from discontinued operating activities were R199 million in fiscal 2010, compared to nil in fiscal 2011 as South Deep was distributed in December 2010.

Cash flows from investing activities

Cash outflows from investing activities decreased by R1 576 million or 34%, from R4 581 million in fiscal 2010 to R3 005 million in fiscal 2011. The items comprising these numbers are discussed below.

Additions to property, plant and equipment

Capital expenditure increased by R12 million, from R2 911 million in fiscal 2010 to R2 923 million in fiscal 2011. The major expenditure items were ore reserve development of R1 782 million and R2 126 million in fiscal 2010 and fiscal 2011, respectively. Capital expenditure at the individual mines was as follows:

- KDC increased by R56 million or 2%, from R2 244 million in fiscal 2010 to R2 300 million in fiscal 2011; and
- Beatrix decreased from R40 million or 6%, from R651 million in fiscal 2010 to R611 million in fiscal.

Proceeds on disposal of property, plant and equipment

Proceeds on the disposal of property, plant and equipment increased by R13 million or 433%, from R3 million in fiscal 2010 to R16 million in fiscal 2011. In both periods this related to the disposal of various redundant assets at the mining operations.

Environmental trust funds and rehabilitation payments

The environmental trust fund payments increased by R42 million or 75%, from R56 million in fiscal 2010 to R98 million in fiscal 2011.

Discontinued operation

Cash outflows from discontinued activities were R1 617 million in fiscal 2010, compared to nil in fiscal 2011 as South Deep was distributed in December 2010. The cash utilised in fiscal 2010 of R1 617 million comprised R1 613 million capital expenditure and R4 million environmental trust fund payments.

Cash flows from financing activities

Net cash flows from financing activities was an inflow of R2 131 million in fiscal 2010, compared to an outflow of R1 529 million in fiscal 2011. The items comprising these amounts are discussed below.

Loans repaid

Loans repaid decreased from R2 140 million in fiscal 2010 to nil in fiscal 2011. The R2 140 million loans repaid in fiscal 2010 related to borrowings from various local banks to fund short-term working capital requirements and capital expenditure.

Loans raised

Loans raised decreased from R1 040 million in fiscal 2010 to nil in financial 2011. The R1 040 million loans raised in fiscal 2010 comprised borrowings from various local banks to fund short-term working capital requirements and capital expenditure.

Related party loans repaid

Cash flows from related entity loans increased from nil in fiscal 2010 to R1 529 million in fiscal 2011.

Related party loans raised

Cash flows from related entity loans decreased from R5 253 million in fiscal 2010 to nil in fiscal 2011.

Discontinued operations

Cash outflows from discontinued financing activities were R2 022 million in fiscal 2010, compared to nil in fiscal 2011 as South Deep was distributed in December 2010.

Net cash (utilised)/ generated

As a result of the above, net cash utilised by operations in fiscal 2011 amounted to R673 million compared with net cash-generated of R78 million in fiscal 2010.

Total Group cash and cash equivalents amounted to R363 million at 31 December 2011, as compared with R879 million at 31 December 2010.

STATEMENT OF FINANCIAL POSITION

Provisions

Provisions at the end of 31 December 2011 were R1 434 million as compared with R1 370 million at 30 June 2010 and included a provision for post-retirement health care costs of R17 million (2010: R22 million) and a provision for environmental rehabilitation costs of R1 417 million (2010: R1 348 million).

Provision for post-retirement health care costs

The Group medical scheme, Medisense, provides benefits to employees and certain of its former employees. The Group remains liable for 50% of these retired employees' medical contributions to the medical scheme after retirement. This is applicable to employees of the Free State operations who retired on or before 31 August 1997 and members of the West Wits operations who retired on or before 1 January 1999. The provision remained relatively flat with the small decrease due to the South Deep distribution during the six-month period ended 31 December 2010.

Provision for environmental rehabilitation costs

The amount provided for environmental rehabilitation costs increased from R1 348 million at 31 December 2010 to R1 417 million at 31 December 2011. This provision represents the present value of closure, rehabilitation and other environmental obligations incurred up to 31 December 2011. This provision is updated annually to take account of inflation, the time value of money and any new environmental obligations incurred.

INDEPENDENT REPORTING ACCOUNTANT'S REPORT ON THE AUDITED AND REVIEWED HISTORICAL FINANCIAL INFORMATION

INDEPENDENT REPORTING ACCOUNTANT'S REPORT ON THE HISTORICAL FINANCIAL INFORMATION OF SIBANYE GOLD LIMITED (FORMERLY KNOWN AS GFI MINING SOUTH AFRICA (PTY) LTD)

Historical financial information of Sibanye Gold Limited

The Directors
Gold Fields Limited
150 Helen Road
Sandown
2196

3 January 2013

Dear Sirs

Independent reporting accountant's report on the historical financial information of Sibanye Gold Limited (the "Company")

Introduction

The definitions commencing on page 12 of the document to which this letter is attached ("the Pre-Listing Statement") apply *mutatis mutandis* to this report.

This independent reporting accountant's report is prepared in compliance with the JSE Listings Requirements for the purpose of the Company's listing on the JSE.

At your request, we present our reporting accountant's report on the consolidated financial statements for the two years ended 30 June 2010 and 30 June 2009, the six months ended 31 December 2010 and the year ended 31 December 2011, the related accounting policies and other explanatory notes (collectively the "Historical Financial Information"), and the consolidated interim financial statements for the six months ended 30 June 2012 and other explanatory notes (the "Interim Historical Financial Information") of Sibanye Gold Limited (formerly known as GFI Mining South Africa (Pty) Ltd), as presented in Annexure 1 for the purposes of complying with the requirements of the JSE Listings Requirements. KPMG Inc. is the independent auditor of Sibanye Gold Limited.

Responsibility of the directors

The directors of Gold Fields Limited are responsible for the compilation, contents and preparation of the Pre-Listing Statement in accordance with the JSE Listings Requirements and the Companies Act of South Africa. The directors of Gold Fields Limited are also responsible for the preparation and fair presentation of the Historical Financial Information in accordance with International Financial Reporting Standards, the requirements of the Companies Act of South Africa and the JSE Listings Requirements. The directors of Gold Fields Limited are also responsible for the preparation and fair presentation of the Interim Historical Financial Information in accordance with International Financial Reporting Standards, including IAS 34 Interim Financial Reporting, which defines the minimum content for an interim financial report and identifies the accounting recognition and measurement principles that should be applied, and the requirements of the Companies Act of South Africa and the JSE Listings Requirements.

The directors of Gold Fields Limited are responsible for such internal controls as the directors of Gold Fields Limited determine is necessary to enable the preparation of Historical Financial Information and Interim Historical Financial Information that is free from material misstatement, whether due to fraud or error.

Responsibility of the Independent Reporting Accountants

Our responsibility is to express an audit opinion on the Historical Financial Information for the six months ended 31 December 2010 and the year ended 31 December 2011, and a review conclusion on the Historical Financial Information for the two years ended 30 June 2010 and 2009, and the Interim Historical Financial Information for the six months ended 30 June 2012 included in Annexure 1 to the Pre-Listing Statement based on our audits and reviews, respectively.

Historical Financial Information for the six months ended 31 December 2010 and year ended 31 December 2011

Introduction

We have audited the Historical Financial Information for six months ended 31 December 2010 and the year ended 31 December 2011 included in Annexure 1 to the Pre-Listing Statement.

Responsibility of the independent reporting accountants on the Historical Financial Information for the six months ended 31 December 2010 and the year ended 31 December 2011

Our responsibility is to express an opinion on the Historical Financial Information for the six months ended 31 December 2010 and the year ended 31 December 2011 based on our audits. We conducted our audits in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the Historical Financial Information is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the historical financial information. The procedures selected depend on the auditors' judgement, including the assessment of the risks of material misstatement of the historical financial information, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and presentation of the historical financial information in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the historical financial information.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. The evidence included that evidence previously obtained by us in the conduct of our audit of the annual financial statements of the Company underlying the Historical Financial Information for the six months ended 31 December 2010 and the year ended 31 December 2011.

Opinion on Historical Financial Information for the six months ended 31 December 2010 and the year ended 31 December 2011

In our opinion, the Historical Financial Information for the six months ended 31 December 2010 and the year ended 31 December 2011 included in the Pre-Listing Statement presents fairly, in all material respects, the consolidated financial position of Sibanye Gold Limited as of 31 December 2010 and 31 December 2011, and its consolidated financial performance and consolidated cash flows for the six months ended 31 December 2010 and for the year ended 31 December 2011 in accordance with International Financial Reporting Standards, the requirements of the Companies Act of South Africa and the JSE Listings Requirements.

Historical Financial Information for the two years ended 30 June 2010 and 30 June 2009

Introduction

We have reviewed the Historical Financial Information for the two years ended 30 June 2010 and 30 June 2009 included in Annexure 1 to the Pre-Listing Statement.

Scope of review

We conducted our review of the historical financial information in accordance with the International Standard on Review Engagements ISRE 2410, performed by the independent auditors of the entity. A review of financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the Historical Financial Information for the two years ended 30 June 2010 and 30 June 2009.

Conclusion on Historical Financial Information for the two years ended 30 June 2010 and 30 June 2009

Based on our review, nothing has come to our attention that causes us to believe that the Historical Financial Information for the two years ended 30 June 2010 and 30 June 2009 included in the Pre-Listing Statement does not fairly present, in all material respects, the consolidated financial position of Sibanye Gold Limited as of 30 June 2010 and 30 June 2009, and its consolidated financial performance and consolidated cash flows for the two years ended 30 June 2010 and 30 June 2009 in accordance with International Financial Reporting Standards, the requirements of the Companies Act of South Africa and the JSE Listings Requirements.

Interim Historical Financial Information for the six months ended 30 June 2012

Introduction

We have reviewed the Interim Historical Financial Information included in Annexure 1 to the Pre-Listing Statement.

Scope of review

We conducted our review of the historical financial information in accordance with the International Standard on Review Engagements ISRE 2410 performed by the independent auditors of the entity. A review of financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the Interim Historical Financial Information for the six months ended 30 June 2012.

Conclusion on the Interim Historical Financial Information for the six months ended 30 June 2012

Based on our review, nothing has come to our attention that causes us to believe that the Interim Historical Financial Information for the six months ended 30 June 2012 included in the Pre-Listing Statement does not fairly present, in all material respects, the consolidated financial position of Sibanye Gold Limited as of 30 June 2012, and its consolidated financial performance and consolidated cash flows for the six months ended 30 June 2012 in accordance with International Financial Reporting Standards, including IAS 34 Interim Financial Reporting, the requirements of the Companies Act of South Africa and the JSE Listings Requirements.

Yours faithfully

KPMG Inc.
Registered Auditors

Per CH Basson
Chartered Accountant (SA)
Registered Auditor

KPMG Crescent
85 Empire Road
Parktown
2193

PRINCIPAL IMMOVABLE PROPERTY OWNED BY SIBANYE GOLD

The below are the principal immovable properties, owned by Sibanye Gold, which relate to the Company's new order mining rights.

Beatrix Division

1. Portion 9 of the farm Annex Glen Ross 562, district Theunissen Province Free State, measuring 7,601 square metres.
2. The Remaining Extent of the farm Doorndeel 236, district Theunissen Province Free State, measuring 282,9024 hectares.
3. The Remaining Extent of the farm Goedemoed 143, district Theunissen Province Free State, measuring 186,2429 hectares.
4. The Remaining Extent of the farm Harmonie 579, district Theunissen Province Free State, measuring 608,1670 hectares.
5. The Remaining Extent of Portion 1 of the farm Kalkoenkrans 225, district Theunissen Province Free State, measuring 626,8749 hectares.
6. Portion 4 (of 1) of the farm Kalkoenkrans 225, district Theunissen Province Free State, measuring 176,1319 hectares.
7. The Remaining Extent of the farm Leeuwaarden 171, district Theunissen Province Free State, measuring 83,2941 hectares.
8. Portion 1 of the farm Leeuwvlei 115, district Theunissen Province Free State measuring 58,6403 hectares.
9. The Remaining Extent of the farm Palmietkuil 328, district Theunissen Province Free State, measuring 428,2660 hectares.
10. The Remaining Extent of Portion 1 of the farm Palmietkuil 328, district Theunissen Province Free State, measuring 856,5320 hectares.
11. Portion 6 of the farm Palmietkuil 328, district Theunissen Province Free State measuring, 428,2660 hectares.

Driefontein Division

1. Portion 71 of the farm Oog van Wonderfontein No. 110, Registration Division IQ, measuring 27,6945 hectares.
2. Portion 72 of the farm Oog van Wonderfontein No. 110, Registration Division IQ, measuring 26,7524 hectares.
3. The Remaining Extent of Portion 6 of the farm Blyvooruitzicht No. 116, Registration Division IQ, measuring 292,2083 hectares.
4. The Remaining Extent of Portion 7 of the farm Blyvooruitzicht No. 116, Registration Division IQ, measuring 130,9438 hectares.
5. The Remaining Extent of the farm Oog van Elandsfontein No. 114, Registration Division IQ, measuring 614,9450 hectares.
6. Portion 46 of the farm Kraalkop No. 147, Registration Division IQ, measuring 138,7639 hectares.
7. Portion 28 (a portion of Portion 7) of the farm Kraalkop No. 147, Registration Division IQ, measuring 84,3941 hectares.
8. Portion 48 of the farm Kraalkop No. 147, Registration Division IQ, measuring 370,4451 hectares.
9. Portion 77 (a portion of Portion 15) of the farm Leeuwpoort No. 356, Registration Division IQ, measuring 181,0360 hectares.
10. Remaining Extent of Portion 2 of the farm Driefontein No. 355, Registration Division IQ, measuring 214,1835 hectares.
11. Portion 24 (a portion of Portion 10) of the farm Driefontein No. 355, Registration Division IQ, measuring 30,8973 hectares.
12. Portion 7 (a portion of Portion 2) of the farm Driefontein No. 113, Registration Division IQ, measuring 71,8052 hectares.
13. The Remaining Extent of Portion 8 of the farm Driefontein No. 355, Registration Division IQ, measuring 193,8564 hectares.
14. 2/17th Undivided share in the Remaining Extent of Portion 5 the farm Driefontein No. 355, Registration Division IQ, measuring 626,0536 hectares.
15. 15/17th Undivided share in the Remaining Extent of Portion 5 of the farm Driefontein No. 355, Registration Division IQ, measuring 626,0536 hectares.
16. 15/17th Undivided share of Portion 6 of the farm Driefontein No. 355, Registration Division IQ, measuring 25,6960 hectares.
17. 2/17th Undivided share in Portion 6 of the farm Driefontein No. 355, Registration Division IQ, measuring 25,6960 hectares.
18. The Remaining Extent of the farm Vlakplaats No. 112, Registration Division IQ, measuring 901,7538 hectares.
19. The Remaining Extent of Portion 10 (a portion of Portion 4) of the farm Driefontein No. 355, Registration Division IQ, measuring 59,0829 hectares.
20. The Remaining Extent of Portion 11 (a portion of Portion 4) of the farm Driefontein No. 355, Registration Division IQ, measuring 85,6975 hectares.
21. Portion 12 (a portion of Portion 8) of the farm Driefontein No. 355, Registration Division IQ, measuring 42,8271 hectares.
22. Portion 13 (a portion of Portion 2) of the farm Driefontein No. 355, Registration Division IQ, measuring 42,8275 hectares.
23. Portion 15 (a portion of Portion 2) of the farm Driefontein No. 355, Registration Division IQ, measuring 282,6556 hectares and held by Deed of Transfer.
24. The Remaining Extent of Portion 2 of the farm Driefontein No. 113, Registration Division IQ, measuring 1310,0607 hectares.
25. Portion 20 (a portion of Portion 8) of the farm Blyvooruitzicht No. 116, Registration Division IQ, measuring 42,8266 hectares.
26. Portion 22 (a portion of Portion 7) of the farm Blyvooruitzicht No. 116, Registration Division IQ, measuring 17,1306 hectares.
27. The Remaining Extent of Portion 3 (a portion of Portion 2) of the farm Driefontein No. 355, Registration Division IQ, measuring 84,2033 hectares.
28. The Remaining Extent of Portion 4 of the farm Driefontein No. 355, Registration Division IQ, measuring 89,9901 hectares.
29. The Remaining Extent of Portion 22 of the farm Driefontein No. 355, Registration Division IQ, measuring 877,3210 hectares.
30. The Remaining Extent of the farm Driefontein No. 355, Registration Division IQ.

Kloof Division

1. The farm Davonia No. 363, Registration Division IQ, measuring 293,5614 hectares.

2. The Remaining Extent of Portion 2 (Orange Grove) of the farm Rietfontein No. 349, Registration Division IQ, measuring 437,0192 hectares.

3. The Remaining Extent of Portion 3 of the farm Rietfontein No. 349, Registration Division IQ, measuring 97,6546 hectares.

4. Portion 6 of the farm Rietfontein No. 349, Registration Division IQ, measuring 24,8823 hectares.

5. The Remaining Extent of Portion 7 (a portion of Portion 4) of the farm Rietfontein No. 349, Registration Division IQ, measuring 12,6895 hectares.

6. Portion 9 (a portion of Portion 3) of the farm Rietfontein No. 349, Registration Division IQ, measuring 1,7131 hectares.

7. The Remaining Extent of Portion 10 of the farm Rietfontein No. 349, Registration Division IQ, measuring 21,1875 hectares.

8. The Remaining Extent of Portion 11 (a portion of Portion 5) of the farm Rietfontein No. 349, Registration Division IQ, measuring 6,1327 hectares.

9. Portion 12 of the farm Rietfontein No. 349, Registration Division IQ, measuring 91,5061 hectares.

10. Portion 13 of the farm Rietfontein No. 349, Registration Division IQ, measuring 79,6661 hectares.

11. Portion 14 of the farm Rietfontein No. 349, Registration Division IQ, measuring 80,5175 hectares.

12. The Remaining Extent of Portion 15 of the farm Rietfontein No. 349, Registration Division IQ, measuring 132,1940 hectares.

13. Portion 16 of the farm Rietfontein No. 349, Registration Division IQ, measuring 71,0422 hectares.

14. Portion 19 of the farm Rietfontein No. 349, Registration Division IQ, measuring 17,2491 hectares.

15. Portion 20 (a portion of Portion 3) of the farm Rietfontein No. 349, Registration Division IQ, measuring 8,6223 hectares.

16. The Remaining Extent of Portion 21 of the farm Rietfontein No. 349, Registration Division IQ, measuring 151,3090 hectares.

17. Portion 25 (a portion of Portion 7) of the farm Rietfontein No. 349, Registration Division IQ, measuring 12,6880 hectares.

18. The Remaining Extent of Portion 22 (a portion of Portion 2) of the farm Rietfontein No. 349, Registration Division IQ, measuring 209,8183 hectares.

19. The Remaining Extent of Portion 28 of the farm Rietfontein No. 349, Registration Division IQ, measuring 71,3250 hectares.

20. Portion 32 of the farm Rietfontein No. 349, Registration Division IQ, measuring 45,8988 hectares.

21. The Remaining Extent of Portion 34 of the farm Rietfontein No. 349, Registration Division IQ, measuring 49,2280 hectares.

22. Portion 35 of the farm Rietfontein No. 349, Registration Division IQ, measuring 64,9498 hectares.

23. Portion 36 of the farm Rietfontein No. 349, Registration Division IQ, measuring 14,7064 hectares.

24. Portion 41 (a portion of Portion 40) of the farm Rietfontein No. 349, Registration Division IQ, measuring 70,5381 hectares.

25. Portion 47 of the farm Rietfontein No. 349, Registration Division IQ, measuring 34,7154 hectares.

26. Portion 48 (a portion of Portion 39) of the farm Rietfontein No. 349, Registration Division IQ, measuring 122,3982 hectares.

27. The Remaining Extent of Portion 58 of the farm Rietfontein No. 349, Registration Division IQ, measuring 24,3302 hectares.

28. Portion 63 (a portion of Portion 39) of the farm Rietfontein No. 349, Registration Division IQ, measuring 2,2138 hectares.

29. Portion 64 (a portion of Portion 39) of the farm Rietfontein No. 349, Registration Division IQ, measuring 2,1437 hectares.

30. Portion 65 (a portion of Portion 39) of the farm Rietfontein No. 349, Registration Division IQ, measuring 2,1498 hectares.

31. Portion 66 of the farm Rietfontein No. 349, Registration Division IQ, measuring 2,1713 hectares.

32. Portion 67 (a portion of Portion 39) of the farm Rietfontein No. 349, Registration Division IQ, measuring 2,1414 hectares.

33. Portion 68 (a portion of Portion 39) of the farm Rietfontein No .349, Registration Division IQ, measuring 1,2828 hectares.

34. Portion 69 (a portion of Portion 39) of the farm Rietfontein No. 349, Registration Division IQ, measuring 0,8565 hectares.

35. Portion 70 (a portion of Portion 22) of the farm Rietfontein No. 349, Registration Division IQ, measuring 1,7349 hectares.

36. The Remaining Extent of Portion 73 of the farm Rietfontein No. 349, Registration Division IQ, measuring 238,7408 hectares.

37. Portion 74 (a portion of Portion 73) of the farm Rietfontein No. 349, Registration Division IQ, measuring 14,7773 hectares.

38. Portion 76 of the farm Rietfontein No. 349, Registration Division IQ, measuring 135,0734 hectares.

39. The Remaining Extent of Portion 1 of the farm Doornkloof No. 350, Registration Division IQ, measuring 174,4027 hectares.

40. The Remaining Extent of Portion 2 of the farm Doornkloof No. 350, Registration Division IQ, measuring 131,9317 hectares.

41. The Remaining Extent of Portion 4 (a portion of Portion 3) of the farm Doornkloof No. 350, Registration Division IQ, measuring 109,2847 hectares.

42. The Remaining Extent of Portion 10 (a portion of Portion 2) of the farm Doornkloof No. 350, Registration Division IQ, measuring 28,6714 hectares.

43. The Remaining Extent of Portion 11 of the farm Doornkloof No. 350, Registration Division IQ, measuring 78,3690 hectares.

44. The Remaining Extent of Portion 12 of the farm Doornkloof No. 350, Registration Division IQ, measuring 78,3712 hectares.

45. The Remaining Extent of Portion 13 of the farm Doornkloof No. 350, Registration Division IQ, measuring 226,3353 hectares.

46. The Remaining Extent of Portion 16 of the farm Doornkloof No. 350, Registration Division IQ, measuring 47,0588 hectares.

47. Portion 19 (a portion of portion 4) of the farm Doornkloof No. 350, Registration Division IQ, measuring 6,3926 hectares.

48. Portion 20 of the farm Doornkloof No. 350, Registration Division IQ, measuring 89,8102 hectares.

49. Portion 21 (a portion of Portion 1) of the farm Doornkloof No. 350, Registration Division IQ, measuring 150,8757 hectares.

50. The Remaining Extent of Portion 23 (a portion of Portion 16) of the farm Doornkloof No. 350, Registration Division IQ, measuring 48,5260 hectares.

51. Portion 24 of the farm Doornkloof No. 350, Registration Division IQ, measuring 78,3384 hectares.

52. The Remaining Extent of Portion 25 (a portion of Portion 23) of the farm Doornkloof No. 350, Registration Division IQ, measuring 29,6200 hectares.

53. The Remaining Extent of Portion 29 of the farm Doornkloof No. 350, Registration Division IQ, measuring 178,0735 hectares.

54. Portion 31 of the farm Doornkloof No. 350, Registration Division IQ, measuring 40,4839 hectares.

55. Portion 33 of the farm Doornkloof No. 350, Registration Division IQ, measuring 78,3713 hectares.

56. Portion 36 of the farm Doornkloof No. 350, Registration Division IQ, measuring 178,0736 hectares.

57. Portion 39 of the farm Doornkloof No. 350, Registration Division IQ, measuring 206,4346 hectares.

58. The Remaining Extent of the farm Doornkloof No. 348, Registration Division IQ, measuring 243,2551 hectares.

59. The Remaining Extent of Portion 1 of the farm Doornkloof No. 348, Registration Division IQ, measuring 185,0880 hectares.

60. Portion 4 of the farm Wildebeestkuil No. 360, Registration Division IQ, measuring 209,5834 hectares.

61. The Remaining Extent of Portion 5 of the farm Wildebeestkuil No. 360, Registration Division IQ, measuring 195,3536 hectares.

62. The Remaining Extent of Portion 13 (a portion of Portion 3) of the farm Wildebeestkuil No. 360, Registration Division IQ, measuring 186,0239 hectares.

63. Portion 31 of the farm Weltevreden No. 357, Registration Division IQ, measuring 330,2827 hectares.

64. Portion 7 of the farm Weltevreden No. 357, Registration Division IQ, measuring 294,4358 hectares.

65. The Remaining Extent of the farm Leeudoorn No. 351, Registration Division IQ, measuring 821,1293 hectares.

66. Portion 6 of the farm Venterspost No. 284, Registration Division IQ, measuring 215,3849 hectares.

67. The Remaining Extent of Portion 31 (a portion of Portion 7) of the farm Venterspost No. 284, Registration Division IQ, measuring 84,2702 hectares.

68. The Remaining Extent of the farm Libanon or Witkleigat No. 283, Registration Division IQ, measuring 1589,2325 hectares.

69. Portion 10 (a portion of Portion 4) of the farm Gemsbokfontein No. 290, Registration Division IQ, measuring 123,9587 hectares.

70. Portion 13 (a portion of Portion 11) of the farm Gemsbokfontein No. 290, Registration Division IQ, measuring 77,0879 hectares.

71. Portion 20 (a portion of Portion 6) of the farm Gemsbokfontein No. 290, Registration Division IQ, measuring 83,8993 hectares.

72. Portion 4 of the farm Gemspost No. 288, Registration Division IQ, measuring 40,4685 hectares.

73. Portion 5 (a portion of Portion 1) of the farm Gemspost No. 288, Registration Division IQ, measuring 3,1152 hectares.

74. The Remaining Extent of the farm Gemspost No. 288, Registration Division IQ, measuring 313,1123 hectares.

75. Portion 5 (a portion of Portion 1) of the farm Elandsfontein No. 346, Registration Division IQ, measuring 7,8130 hectares.

76. Portion 14 (a portion of Portion 3) of the farm Elandsfontein No. 346, Registration Division IQ, measuring 6, 0428 hectares.

77. Portion 10 (a portion of Portion 1) of the farm Elandsfontein No. 346, Registration Division IQ, measuring 6,3077 hectares.

78. Portion 15 (a portion of Portion 2) of the farm Doornpoort No. 347, Registration Division IQ, measuring 213,3208 hectares.

79. Holding 14 West Rand Garden Estates Agricultural Holdings, Registration Division IQ, measuring 6,1703 hectares.

80. Holding 15 West Rand Garden Estates Agricultural Holdings, Registration Division IQ, measuring 5,9222 hectares.

81. Holding 16 West Rand Garden Estates Agricultural Holdings, Registration Division IQ, measuring 6,4957 hectares.

82. Holding 17 West Rand Garden Estates Agricultural Holdings, Registration Division IQ, measuring 8,4828 hectares.

83. Holding 18 West Rand Garden Estates Agricultural Holdings, Registration Division IQ, measuring 8,0393 hectares.

84. Holding 19 West Rand Garden Estates Agricultural Holdings, Registration Division IQ, measuring 7,6926 hectares.

85. Holding 20 West Rand Garden Estates Agricultural Holdings, Registration Division IQ, measuring 7,4263 hectares.

86. Holding 21 West Rand Garden Estates Agricultural Holdings, Registration Division IQ, measuring 10,5615 hectares.

87. Holding 23 West Rand Garden Estates Agricultural Holdings, Registration Division IQ, measuring 2,8805 hectares.

88. Holding 24 West Rand Garden Estates Agricultural Holdings, Registration Division IQ, measuring 8,7609 hectares.

89. Holding 25 West Rand Garden Estates Agricultural Holdings, Registration Division IQ, measuring 6,9725 hectares.

90. Holding 26 West Rand Garden Estates Agricultural Holdings, Registration Division IQ, measuring 5,5638 hectares.

91. Holding 27 West Rand Garden Estates Agricultural Holdings, Registration Division IQ, measuring 5,7574 hectares.

92. Holding 28 West Rand Garden Estates Agricultural Holdings, Registration Division IQ, measuring 5,4958 hectares.

93. Holding 29 West Rand Garden Estates Agricultural Holdings, Registration Division IQ, measuring 6,0975 hectares.

94. Holding 30 West Rand Garden Estates Agricultural Holdings, Registration Division IQ, measuring 6,2636 hectares.

95. Holding 31 West Rand Garden Estates Agricultural Holdings, Registration Division IQ, measuring 6,2528 hectares.

96. Holding 32 West Rand Garden Estates Agricultural Holdings, Registration Division IQ, measuring 6,1721 hectares.

97. Holding 33 West Rand Garden Estates Agricultural Holdings, Registration Division IQ, measuring 6,0472 hectares.

98. Holding 34 West Rand Garden Estates Agricultural Holdings, Registration Division IQ, measuring 5,7006 hectares.

99. Holding 35 West Rand Garden Estates Agricultural Holdings, Registration Division IQ, measuring 5,7168 hectares.

100. Holding 36 West Rand Garden Estates Agricultural Holdings, Registration Division IQ, measuring 5,1271 hectares.

101. Holding 37 West Rand Garden Estates Agricultural Holdings, Registration Division IQ, measuring 5,2685 hectares.

102. Holding 38 West Rand Garden Estates Agricultural Holdings, Registration Division IQ, measuring 5,2280 hectares.

103. Holding 47 West Rand Garden Estates Agricultural Holdings, Registration Division IQ, measuring 4,2236 hectares.

104. Holding 48 West Rand Garden Estates Agricultural Holdings, Registration Division IQ, measuring 4,2131 hectares.

105. Holding 49 West Rand Garden Estates Agricultural Holdings, Registration Division IQ, measuring 4,2712 hectares.

106. Holding 50 West Rand Garden Estates Agricultural Holdings, Registration Division IQ, measuring 4,2516 hectares.
107. Holding 51 West Rand Garden Estates Agricultural Holdings, Registration Division IQ, measuring 4,2408 hectares.
108. Holding 52 West Rand Garden Estates Agricultural Holdings, Registration Division IQ, measuring 4,2416 hectares.
109. Holding 53 West Rand Garden Estates Agricultural Holdings, Registration Division IQ, measuring 4,2121 hectares.
110. Holding 54 West Rand Garden Estates Agricultural Holdings, Registration Division IQ, measuring 4,2122 hectares.
111. Holding 55 West Rand Garden Estates Agricultural Holdings, Registration Division IQ, measuring 6,4085 hectares.
112. Holding 87 West Rand Garden Estates Agricultural Holdings, Registration Division IQ, measuring 2,1414 hectares.
113. Holding 88 West Rand Garden Estates Agricultural Holdings, Registration Division IQ, measuring 5,1182 hectares.
114. Holding 89 West Rand Garden Estates Agricultural Holdings, Registration Division IQ, measuring 4,7264 hectares.
115. Holding 90 West Rand Garden Estates Agricultural Holdings, Registration Division IQ, measuring 4,3200 hectares.
116. Holding 91 West Rand Garden Estates Agricultural Holdings, Registration Division IQ, measuring 4,1240 hectares.
117. Holding 92 West Rand Garden Estates Agricultural Holdings, Registration Division IQ, measuring 4,1261 hectares.
118. Holding 93 West Rand Garden Estates Agricultural Holdings, Registration Division IQ, measuring 4,1280 hectares.
119. Holding 94 West Rand Garden Estates Agricultural Holdings, Registration Division IQ, measuring 4,1546 hectares.
120. Holding 95 West Rand Garden Estates Agricultural Holdings, Registration Division IQ, measuring 4,2057 hectares.
121. Portion 26 (a portion of Portion 16) of the farm Doornpoort No. 347, Registration Division IQ, measuring 24,2487 hectares.
122. Portion 27 (a portion of Portion 16) of the farm Doornpoort No. 347, Registration Division IQ, measuring 5,5113 hectares.
123. Portion 42 (a portion of Portion 34) of the farm Rietfontein No. 349, Registration Division IQ, measuring 30,4466 hectares.

SUBSIDIARY COMPANIES

Name	Date and place of incorporation	Registration number	Issued or stated share capital	Securities held by GFL	Listed	Main business	Date on which company became subsidiary
Agrihold	22 May 03 150 Helen Road Sandown Sandton 2196	2003/011579/07	2.00 ordinary shares of R1.00 each – issued price R2.00	N/A	No	Holding company for various agricultural companies	22 May 03
Bushbuck Ventures Proprietary Ltd	27 Jul 73 150 Helen Road Sandown Sandton 2196	1973/009263/07	1 000 ordinary shares of R1.00 each	N/A	No	To conduct prospecting and mining operations and to beneficiate the metals and minerals won there from	1 Feb 79 Union Corporation acquired South Eastern Transvaal Livestock Dealers, which then changed its name to Bushbuck Ventures. Union Corporation and General Mining merged and became Gencor
Gold Fields Business Leadership Academy Proprietary Ltd	3 Mar 04 150 Helen Road Sandown Sandton 2196	2004/006126/07	120 shares of R1.00 each	N/A	No	Educate, train and develop skills of employees in the mining industry and nationally	3 Mar 04
Gold Fields Security Ltd	1 Jul 69 150 Helen Road Sandown Sandton 2196	1969/010157/06	30 000 ordinary shares of R1.00 each – issued price R30 000.00	N/A	No	To act as a service company providing any kind of service required by any other person, company or body corporate and in particular but without prejudice to the generality of the aforegoing to provide policing, security etc and equipment services and other services to mining, industrial, commercial and other companies.	No information available
Gold Fields Shared Services (Pty) Ltd	27 Aug 02 150 Helen Road Sandown Sandton 2196	2002/020775/07	1000 ordinary shares of R1.00 each – issued price R1 000.00	N/A	No	Service centre providing financials, materials management, payroll and workshop services, including all services related and ancillary thereto	27 Aug 02
Gold Fields Trust Proprietary Ltd	11 May 82	1982/004673/07	12.00 ordinary shares of R1.00 each – issued price R12.00	N/A	No	To undertake and coordinate training, technical and administrative services of all types and descriptions; own and rent movable and immovable property, provide accommodation and generally provide services connected with or ancillary to all the aforegoing	11 May 82

Name	Date and place of incorporation	Registration number	Issued or stated share capital	Securities held by GFL	Listed	Main business	Date on which company became subsidiary
Golden Hytec Farming Proprietary Ltd	1 Nov 01 150 Helen Road Sandown Sandton 2196	2001/026285/07	501.00 ordinary shares of R1.00 each – issued price R501.00	N/A	No	Agricultural fresh produce including all activities related and ancillary thereto	13 May 02
Golden Oils Pty Ltd	28 Nov 03 150 Helen Road Sandown Sandton 2196	2003/030247/07	2.00 ordinary shares of R1.00 each – issued price R2.00	N/A	No	Growing, extraction, sale and export of essential oils and related plants, plant matter and plant oils, including all services and activities related thereto	28 Nov 03
Living Gold Proprietary Ltd	16 Sep 03 150 Helen Road Sandown Sandton 2196	2003/022892/07	250 ordinary share of R1.00 each – issue price R250.00	N/A	No	Carry on the business of development, design, construction, commissioning and operation of a cut rose business unit, comprising, *inter alia,* a rose propagation unit, a rose growing facility, together with such other infrastructure associated with and/or incidental to such business unit, for the purposes of propagating, growing, harvesting and selling cut roses.	16 Sep 03
M Janse van Rensburg Proprietary Ltd	24 Feb 97 150 Helen Road Sandown Sandton 2196	1997/002605/07	100.00 ordinary shares of R1.00 each – issued price R100.00	N/A	No	A pharmacy which supplies pharmaceutical products to hospitals and the general public, including all activities related and/or ancillary thereto	24 May 04 Mr M Janse van Rensburg resigned as the director and the company address changed to the Gold Fields registered address
ORYX Ventures Proprietary Ltd	26 Jul 73 150 Helen Road Sandown Sandton 2196	1973/009216/07	100.00 ordinary shares of R1.00 each – issued price R100.00	N/A	No	To conduct prospecting and mining operations and to beneficiate the metals and minerals won there from.	1 Feb 79 Union Corporation acquired Highveld Hides and Skins, which then changed its name to Oryx Ventures. Union Corporation and General Mining merged and became Gencor.
St Helena Hospital Proprietary Limited	1 Jun 93 150 Helen Road Sandown Sandton 2196	1993/002954/07	1 000.00 ordinary shares of R1.00 each – issued price R1 000.00	N/A	No	To invest in, provide and manage health care related services and facilities	1 Jun 93
West Driefontein Gold Mining Company Ltd	7 Mar 45 150 Helen Road Sandown Sandton 2196	1945/018602/06	2 160.00 ordinary shares of R1.00 each – issued price R2 160.00	N/A	No	Producer of gold and precious metals	N/A
Witwatersrand Deep Investments Ltd	4 Aug 69 150 Helen Road Sandown Sandton 2196	1969/011849/06	100 ordinary shares of R1.00 each – issued price R100.00	N/A	No	To deal in shares	N/A

DIRECTORSHIPS OF SIBANYE GOLD'S DIRECTORS

Name	Company name	Period	Age
1. Neal Froneman	Delview Three (Pty) Limited	June 2002 – current	53
	Hi-Zone Traders 116 (Pty) Limited	October 2002 – current	
	New Kleinfontein Goldmine (Pty) Limited	October 2002 – December 2012	
	New Kleinfontein Mining Company Limited	October 2002 – December 2012	
	New Kleinfontein Gold Claims (Pty) Limited	August 2003 – December 2012	
	17 Perissa (Pty) Limited	August 2003 – current	
	Uranium One Inc	December 2005 – February 2008	
	Gold One Africa Limited	January 2006 – December 2012	
	Gold One International Limited	April 2009 – December 2012	
	Goliath Gold Mining Limited	March 2011 – December 2012	
	Newshelf 114 (Pty) Limited	May 2011 – December 2012	
	Forestry Services (Pty) Limited	June 2008 – current	
	Sibanye Gold Limited	1 January 2013	
2. Charl Keyter	Beatrix Mining Ventures Ltd	April 2010 – August 2010	39
	Adcorp Technical Training (Pty) Ltd	October 2009 – Aug 2010	
	Beatrix Mines Ltd	April 2010 – July 2010	
	Beatrix Mining Company Ltd	April 2010 – August 2010	
	Boskop Areas (West Wits) Ltd	April 2010 – July 2010	
	Bushbuck Ventures (Pty) Ltd	April 2010 – July 2010	
	Ellaton Gold Mining Company Ltd	April 2010 – July 2010	
	Farworks/682 Ltd	April 2010 – August 2010	
	Gold Fields Business and Leadership Academy (Pty) Ltd	July 2010 – August 2010	
	Gold Fields Shared Services (Pty) Ltd	January 2010 – August 2010	
	Living Gold (Pty) Ltd	February 2009 – August 2010	
	Milen Mining (Pty) Ltd	April 2010 – July 2010	
	Oryx Gold Holdings Ltd	April 2010 – July 2010	
	Vicmarg Farms (Pty) Ltd	June 2010 – August 2010	
	West Driefontein Gold Mining Company Ltd	April 2010 – August 2010	
	Witwatersrand Deep Investments Ltd	April 2010 – August 2010	
	GFI Mining South Africa (Pty) Ltd	November 2012 – current	
	Oil Recovery and Maintenance Services (Pty) Ltd	June 2009 – current	
	Grease Trap Maintenance (Pty) Ltd	June 2012 – current	
	Sibanye Gold Limited	1 January 2013	
3. Sello Moloko	Thesele Group Limited	N/A	47
	Sycom Property Fund	N/A	
	Aucap Limited	N/A	
	Chair: Nelson Mandela Foundation Investment Fund	N/A	
	Sibanye Gold Limited	1 January 2013	
4. Keith Rayner	KAR Presentations CC	Current	56
	Goliath Gold Limited	Current	
	Sabi Gold Limited	Current	
	John Daniel Holdings Limited	Current	
	Sibanye Gold Limited	1 January 2013	
5. Rick Menell	Teal Exploration & Mining Inc	2005 to 2008	57
	African Rainbow Minerals (previously Anglovaal Mining Limited)	1994 to 2008	
	Avgold Limited	N/A	
	Bateman Engineering	2005 to 2009	
	Harmony Gold Limited	N/A	
	Weir Group Plc	Since March 2008	
	Standard Bank Group Limited	1997 to 2011	
	Standard Bank of South Africa Limited	1997 to 2010	

Name	Company name	Period	Age
	Mutual and Federal Insurance Company Limited	1997 to 2010	
	National Business Initiative	Since 1996	
	Gold Fields Limited	October 2008 –	
	National Business Trust/Jobco	1999 to 2012 (retired June 2012)	
	Mbane Power Ltd	2004 to 2012	
	Credit Suisse Securities Jhb Ltd	Since 2012	
	Tourism Enterprise Partnership	Since 2007	
	City Year South Africa Youth Service Organisation	Since 2004	
	Palaeontologic Scientific Trust	Since 2002	
	Claude Leon Foundation	Since 1998	
	The Carrick Foundation	Since 2009	
	Ringwood Investments Ltd	Since 2004	
	Carmelo Investments Ltd	Since 2004	
	Sibanye Gold Limited	1 January 2013	
6. Jerry Vilakazi	Business Unity South Africa	N/A	51
	Black Management Forum	N/A	
	Director and Chief Director for Strategic Planning (Home Affairs)	N/A	
	Deputy Director of Transformation (Department of Public Service and Administration)	N/A	
	Director for Commerce and Industry (SAICA)	N/A	
	Water Research Commission	N/A	
	Council of the University of Venda	N/A	
	Mpumalanga Gambling Board	Current (from 2006)	
	Palama Investments	Current (from 2006)	
	Trubrok	N/A	
	Netcare Limited	Current (from June 2007)	
	PPC Limited	Resigned (from February 2009 to February 2012)	
	Goliath Gold Limited	Current (from June 2011)	
	Blue Label Telecoms	Current (from October 2011)	
	General Health Group (UK)	Current (from 2008)	
	BMF Investments Company	(Resigned from 2004 to 2012)	
	Tower Group	N/A	
	Mpumalanga Economic Growth Agency	Current (from October 2011)	
	State Information Technology Agency	Current (from November 2012)	
	ExecuPrime	Resigned (1998 to 2012)	
	Sibanye Gold Limited	1 January 2013	

EXTRACTS FROM THE MEMORANDUM OF INCORPORATION OF SIBANYE GOLD

Sibanye Gold Limited (the "**company**")

The salient features of the company's memorandum of incorporation ("**MOI**") are set out below. Please note that the salient features do not constitute an exhaustive summary of the provisions of the MOI, but highlight certain key aspects only. Accordingly, the MOI will need to be read in its entirety for a full appreciation of its contents.

Theme/clause	MOI content
definitions, schedule 1	Definitions and terms contained in the MOI and in the Companies Act, 71 of 2008, as amended (the "**Act**"), such as "deliver", "distribution", "electronic address", "ineligible or disqualified", "ordinary resolution", "round robin resolution" and "special resolution" have been included in the MOI.
amendments to MOI	The MOI may be amended only in accordance with section 16(1)(c) of the Act and any such amendment must be approved by special resolution.
the making of rules	Although sections 15(3) to (5) of the Act permit the board to make governance rules in respect of any matter which is not addressed in the Act or the MOI, paragraph 10.4 of the JSE listings requirements does not so permit and accordingly this power has been excluded from the MOI. The prohibition is reflected in clause 6 of the MOI.
authorised securities, allotment and issue	The company is authorised to issue 1 billion ordinary no par value shares. The MOI makes provision for voting, ranking, and rights and privileges of the shares in accordance with sections 36 to 40 and 63 of the Act and schedule 10 of the JSE listings requirements.
authority to issue and to repurchase securities	In terms of clause 8 of the MOI, the directors will not, save in certain defined circumstances, have the authority to allot or issue shares without having obtained the requisite shareholder approval in terms of the JSE listings requirements. Furthermore, an allotment or issue to certain persons such as directors and prescribed officers require the approval of shareholders by special resolution, as contemplated in section 41 of the Act. Clause 36 of the MOI authorises the company to repurchase its securities subject to the JSE listings requirements.
pre-emption on issue of ordinary shares	Where the company contemplates an issue of shares for cash, the offer will be made to shareholders of an existing class of equity securities by way of a *pro rata* rights offer, unless the issue is of a type excluded from this requirement in terms of the MOI, including, but not limited to, where applicable shareholder approval for that issue of shares has been obtained.
prohibition against voting of securities held by one person for the beneficial interest of another and *lien*	The company will allow securities to be held by one shareholder for the beneficial interest of another but those securities may not be voted upon by the holder of a beneficial interest not holding a proxy from the holder, notwithstanding any agreement permitting the holder of the beneficial interest to vote the securities. Furthermore, in accordance with the JSE listings requirements, the company is not entitled to claim any *lien* over any securities.
commission	The company may pay commission not exceeding 10% of the subscription price at which securities of the company are issued to a shareholder.
transfer of securities	There are no restrictions on the transfer of the company's securities.
audit committee and auditor	Section 94 of the Act prescribes that the company is required to have an audit committee elected by shareholders at its annual general meeting. Clause 17 of the MOI sets out the manner and process as well as the duties of the audit committee. This clause deals also with the requirements of the Act in respect of independent auditors.
shareholders' meetings	No shareholders' resolutions may be dealt with by round robin resolution and all shareholders' meetings must be convened in accordance with the Act and the JSE listings requirements. Shareholders may not resolve to ratify any act which is contrary to the Act or the JSE listings requirements. A shareholder may appoint a proxy who need not be a holder of the company's securities, but which proxy may not delegate authority granted to him as a proxy. Provision is also made for shareholders to participate in meetings by electronic communication, as provided for in section 61(10) of the Act. The *quorum* for a shareholders' meeting is at least 25% of all the voting rights entitled to be exercised, provided at least three holders are present at a meeting. The *quorum* requirements must continue to be present throughout a meeting.
record date	The MOI requires the board to determine the record dates to ascertain participation and rights of shareholders in accordance with the applicable rules of the Central Securities Depository and the JSE listings requirements.

Theme/clause	MOI content
election of directors/alternate directors and vacancies	The minimum number of directors shall be four and the maximum number shall be fifteen. The appointment of alternate directors is permitted. The board is authorised to fill any vacancy but any individual so appointed by the board must cease to hold office at the termination of the first annual general meeting after his appointment, unless he is elected at that or any other shareholders' meeting.
cession of office as director/alternate director	A director or alternate director shall cease to hold office if, *inter alia*, he becomes ineligible or disqualified when his term of office expires, he resigns or is declared delinquent by a court. A director may also be removed by ordinary resolution in terms of section 71 of the Act.
remuneration of directors, alternate directors and board committee members	Directors may be paid travelling and other expenses properly and necessarily incurred by them in attending to the business of the company. If any director is required to perform extra services or be specially occupied in the company's business, he shall be entitled to receive a remuneration determined by a disinterested *quorum* of directors. The Act provides for the approval of directors' remuneration for their services as directors (for example fees) and directors shall be entitled to remuneration for their services only as may be determined from time to time by special resolution within the preceding two years in terms of clause 22 of the MOI.
retirement of directors in rotation	At the annual general meeting, one-third of the non-executive directors shall retire from office. The concept of rotation of directors is a requirement in terms of the JSE listings requirements.
executive directors	A director may be employed in any other capacity in the company or as a director or employee of a company controlled by or itself a major subsidiary of the company, in which event his appointment and remuneration in the aforementioned office will be determined by a disinterested *quorum* of directors. An executive director's appointment is not subject to rotation.
personal financial interest	The duty of a director to disclose personal financial interests includes an alternate director, prescribed officer and member of a board committee, irrespective of whether the person is also a member of the board.
proceedings of directors	Directors may elect a chairperson of their meetings for a period of up to one year. Directors are permitted to make decisions by way of round robin resolution where proper notice of the matter to be decided upon has been received by each director and the majority of the directors have voted in favour of the matter. A round robin resolution may be executed in any number of counterparts and will have the same effect as if those signatures were on the same copy of that resolution.
distributions	The company shall be entitled to make distributions from time to time, provided, *inter alia*, that it reasonably appears that the company will satisfy the 'solvency and liquidity' test (as contemplated in section 4 of the Act), immediately after the aforesaid distribution, and the board, by resolution, has acknowledged that it has applied the 'solvency and liquidity' test and has reasonably concluded that the company will satisfy that test immediately after the aforesaid proposed distribution.
notices	The company may give notices, documents, records or statements or notices of availability of the aforegoing by personal delivery to a holder or, if required, to a holder of beneficial interests or by prepaid post or by electronic communication transmission. The company must give notice of any meeting to persons entitled to vote at that meeting (other than proxies) who have elected to receive such notice.
indemnity	The company may not, directly or indirectly, pay any fine that may be imposed on a director (including a former director, an alternate director, a prescribed officer and a member of a board committee) as a consequence of that director having been convicted of an offence, but may advance expenses to the director to defend litigation arising out of his services to the company. The company may, directly or indirectly, indemnify a director for any liability unless the liability arose in terms of section 77(3)(a), (b) or (c) of the Act, or from wilful misconduct or wilful breach of trust on the part of that director.
social and ethics committee	The company has a statutory obligation, in terms of section 72 of the Act, to establish a social and ethics committee in line with regulation 43. The MOI sets out the requirements for this committee to ensure compliance with the Act.

SALIENT FEATURES OF THE 2013 SHARE PLAN

SALIENT FEATURES OF THE SIBANYE GOLD 2013 SHARE PLAN

ELIGIBILITY

The Sibanye Gold Remuneration Committee ("Committee") may, in its discretion and on recommendation from an employer company within the group, recommend to incentivise or retain the services of an employee by the making of an award of forfeitable shares and/ or conditional shares. Employees eligible for participation in the 2013 plan include any person holding permanent salaried employment or office with any company within the group, including any executive director, but excluding any non-executive director of the company ("Employee/s").

The Committee will have the final authority to decide, among others (i) who will participate; (ii) whether forfeitable shares, conditional shares, or a mix of both, will be awarded; (iii) the aggregate quantum of the award to be made; (iv) vesting conditions; and (v) performance conditions and periods for conditional shares.

The number of conditional shares to be awarded to an employee will primarily be based on the employee's annual salary, grade, performance, retention and attraction requirements and market benchmarks.

An award of forfeitable shares will be made based on an employee's annual cash bonus calculated with reference to actual performance against predetermined targets for the financial year ending immediately preceding the award date.

VESTING AND VESTING CONDITIONS

The forfeitable shares are registered in the name of the employee on settlement, which will occur immediately subsequent to (and not more than 30 (thirty) days after) the award date, from which time the Employee has all shareholder rights, subject to forfeiture and disposal restrictions. Such restrictions will lift on the vesting date.

With respect to conditional shares, an Employee will not be entitled to any voting rights or dividends prior to settlement, which will occur subsequent to the vesting date.

Vesting of the awards in all instances is subject to the vesting conditions unless otherwise stated in the rules of the 2013 plan and vesting of conditional shares in all instances will be subject to the satisfaction of the performance conditions measured over the performance period.

The rules of the 2013 plan only allow for settlement of the benefits by way of an issue of shares. As a fall-back provision only for use in exceptional circumstances, the Committee may determine that any employee shall be paid an equivalent amount in cash *in lieu* of any shares.

In order to facilitate any forfeiture thereof and secure the company's rights should the vesting conditions not be met, forfeitable shares will be held by an escrow agent on behalf of the employee.

The Employee will not be required to give any consideration for the grant or settlement of an award in terms of the 2013 plan.

PLAN LIMITS

The aggregate number of shares which may at any one time be allocated under the 2013 plan shall not exceed 35 309 563 shares (which represents approximately 5% of the number of ordinary shares of the company to be in issue at the date of listing). Shares allocated by way of awards under the 2013 Share Plan, which are forfeited or which have lapsed without being exercised, will be excluded in calculating the company limit.

The maximum number of shares which may be allocated to an individual in respect of all unvested awards may not exceed 3 530 956 shares (which represent approximately 0.5% of the number of ordinary shares of the company to be in issue at the date of listing).

TERMINATION

Employees whose employment is terminated due to resignation or dismissal on grounds of misconduct, proven poor performance or proven dishonest or fraudulent conduct or due to abscondment, will be classified as "bad leavers" and will forfeit all unvested awards of forfeitable shares and conditional shares.

Employees whose employment is terminated due to death, retirement, retrenchment, ill health, disability, injury or the sale of the employer company (where the employee is not re-employed by another company in the group) will be classified as "good leavers" and a portion of the award will vest on the date of termination of employment. In respect of awards of forfeitable shares, this portion will reflect the number of months served since the award date to the date of termination of employment over the total number of months in the vesting period. In respect of awards of conditional shares, this portion will reflect the number of months served since the award date to the date of termination of employment over the total number of months in the vesting period and the extent to which the performance condition has been met. The remainder of the awards will be forfeited.

CHANGE OF CONTROL

In the event of a change of control of the company occurring before the vesting date and employment is terminated due to this event or the employee's rights are not adequately accommodated, a portion of the award of forfeitable shares and conditional shares will vest on the change of control date. In respect of forfeitable shares, the portion of the award which shall vest will reflect the number of months served since the award date, until the change of control date, over the total number of months in the vesting period. In respect of conditional shares, the portion of the award which shall vest will also reflect the number of months served since the award date and the performance conditions will be deemed to have been satisfied to the extent required, for 100% of the award of conditional shares to vest (on-target performance).

VARIATION IN SHARE CAPITAL

In the event of a capitalisation issue, subdivision of shares, consolidation of shares, the company entering into a scheme of arrangement, or the company making distributions to shareholders, other than dividends paid in the ordinary course of business out of the then current year's retained earnings, employees shall continue to participate in the 2013 plan. The Committee must make such adjustment to the number of forfeitable shares or conditional shares comprised in an award, or take such other action to place Employees in no worse a position than they were prior to the happening of the relevant event and to provide that the fair value of the award immediately after the event is materially the same as the fair value of the award immediately before the event.

The issue of shares as consideration for an acquisition and the issue of shares for cash or a vendor consideration placing will not be regarded as a circumstance that requires any adjustment to awards. Where the Committee regards an adjustment as necessary, the company's auditors, acting as experts and not as arbitrators, and whose decision shall be final and binding on all persons affected thereby, shall confirm to the company in writing that these are calculated on a non-prejudicial basis. The auditors shall confirm in writing to the JSE Limited whether those adjustments were calculated in accordance with the rules of the 2013 plan, which confirmation must be provided at the time that the relevant adjustment is made. Any adjustments made will be reported in the company's annual financial statements in the year during which the adjustment is made, to the extent required by the Companies Act or the JSE Listings Requirements.

In the event of a rights issue, above shall apply mutatis mutandis to unvested conditional shares.

However, an employee shall, subject to approval by the JSE Limited, be entitled to participate in any rights issue in respect of his forfeitable shares.

FUTURE AMENDMENTS TO THIS PLAN

The provisions relating to:
- the category of persons who are eligible for participation in the 2013 plan;
- the number of shares which may be utilised for the purpose of the 2013 plan;
- the individual limit entitlements under the 2013 plan;
- the basis upon which awards are made;
- the amount (if any) payable upon the grant, settlement or vesting of an award;
- the voting, dividend, transfer and other rights attached to the awards, including those arising on a liquidation of the company;
- the adjustment of awards in the event of a change of control of the company or other corporate actions; and
- the procedure to be adopted in respect of the vesting of awards in the event of termination of employment,

may not be amended without the prior approval of the JSE Limited and a 75% (seventy five per cent) majority of shareholders voting in favour of an ordinary resolution at a general meeting, excluding all the votes attached to unvested forfeitable shares held under the 2013 plan and all shares owned by persons as a result of the vesting of forfeitable shares and conditional shares under the 2013 plan and who are existing employee participants in terms of the 2013 plan.

The rules of the 2013 plan are available for inspection from 10 January 2013 to 11 February 2013 at the company's registered office, being Libanon Business Park, 1 Hospital Road (off Cedar Avenue), Libanon, Westonaria, 1779, South Africa.

CORPORATE GOVERNANCE

9.1 Introduction

Sibanye Gold is committed to high standards of corporate governance. The foundations for these standards were instilled in Sibanye Gold as a member of the Gold Fields Group prior to the Unbundling.

As a wholly-owned subsidiary of Gold Fields, Sibanye Gold did not directly apply the principles in King III but indirectly complied with the principles set out in the King III as a member of the Gold Fields Group. In this regard, the Gold Fields board of directors adopted the recommendations on good corporate governance contained in King III and implemented the King III principles and recommendations across the Gold Fields Group (including in relation to Sibanye Gold).

As indicated below, the Board has been reconstituted to be compliant with the principles set out in King III and once unbundled Sibanye Gold will otherwise endeavour to comply directly with the principles set out in King III in the manner set out in the remainder of this Annexure 9, including as set out in detail with reference to each of the principles set out in King III in the table inserted at the end of this Annexure 9. Where Sibanye Gold decides to apply a different approach to that recommended by King III it will disclose its reasons for doing so.

The Company will adopt high standards of accountability, transparency and integrity in the running of the business and reporting to shareholders and other stakeholders. All policies and procedures will be reviewed by the new Board after the Unbundling.

Certain key features of Sibanye Gold's approach to corporate governance, which is guided by the overarching principles of fairness, accountability, responsibility and transparency, are set out below. In addition, special attention will be given to:

- providing stakeholders and the financial investment community with clear, concise, accurate and timely information about the Company's operations and results;
- reporting to shareholders on an integrated basis on Sibanye Gold's financial and sustainability performance;
- ensuring appropriate business and financial risk management;
- ensuring that no director, management official or other employee of the Sibanye Gold Group may deal, directly or indirectly, in Sibanye Gold shares on the basis of unpublished price-sensitive information regarding the Sibanye Gold Group, or otherwise during any prohibited period; and
- recognition of the Company's social responsibility and providing assistance and development support to the communities in which it operates, and to deserving institutions at large.

Sibanye Gold will be directed by the principles incorporated in King III in the running of its business and reporting to shareholders and other stakeholders.

9.2 Composition of board and procedures relating to nominations of directors

After the Unbundling, the Board will be comprised of a majority of non-executive Directors and that a majority of such non-executive Directors will be independent. The Chief Executive Officer and Chief Financial Officer of Sibanye Gold are *ex officio* members of the Board.

The Board shall regularly review its required mix of skills and experience and other qualities such as its demographics and diversity in order to assess the effectiveness of the Board. This should be facilitated by means of a self-evaluation of the Board as a whole, its Board committees, Sibanye Gold's statutory committees and the contribution of each individual Director.

Appointments to the Board should be a matter for the consideration of the Board as a whole and are to be made in a formal and transparent manner. In this process, the Board will be assisted by the Nominating and Governance Committee, acting under the guidance of the Chairperson of the Board, which will be tasked with developing and recommending to the Board criteria for selection of candidates to serve on the Board and assisting the Board with identifying and evaluating suitable nominees to recommend to shareholders for election.

The Chairperson is an independent director and the roles of Chief Executive Officer and Chairperson have been clearly segregated. If the Chairperson is not independent, a lead independent director will be appointed.

9.3 Division of responsibilities

There is a clear division of responsibilities between the Executive Committee and the Board.

The Board retains full and executive control over the Company and will be responsible for setting the direction of the Company through the establishment of strategies and key policies and the approval of financial objectives and targets. It will monitor the implementation of strategies and policies through a structured approach to reporting by executive management. The Board has responsibility for the management of relationships with Sibanye Gold's various stakeholders. The Board Charter formalises the objectives and responsibilities of the Board and the Chairperson. The Board meets formally at least quarterly.

The executive Directors have the responsibility for the day-to-day running of the business and the execution of the Sibanye Gold Group's strategy, subject at all times to the policies and processes approved by the Board. The Executive Committee will meet on a regular basis to discuss and make decisions on strategic and operating issues facing Sibanye Gold. The composition of the Executive Committee will include the Chief Executive Officer and Chief Financial Officer of Sibanye Gold.

The Chairperson and Chief Executive Officer provide leadership and guidance to the Board and they also encourage proper deliberation of all matters requiring the Board's attention and obtain optimum input from the other Directors.

9.4 Board and Statutory Committees

A statutory Audit Committee has been elected and the Board will ensure that a Social and Ethics Committee is formed prior to the Unbundling. The Board will also form a Nominating and Compliance Committee and a Remuneration Committee. Other committees as may be required by the Board will be formed prior to the Unbundling, in accordance with applicable legislation and regulation. All the committees are anticipated to be comprised exclusively of non-executive Directors and to be chaired by an independent non-executive Director. Committees will operate in accordance with written terms of reference, which will be regularly reviewed by the committees for approval by the Board, and whose duties may be reconstituted from time to time as required by the Board.

Social and Ethics Committee

The Social and Ethics Committee will be responsible for discharging its statutorily imposed duties as contemplated in section 72 of Companies Act and the applicable regulations. It is also envisaged that the Board will seek the assistance of the Social and Ethics Committee in ensuring that Sibanye Gold complies with best practice recommendations in respect of social and ethical management.

Audit Committee

The statutory Audit Committee will, in addition to fulfilling the duties imposed by section 94 of the Companies Act, among other things, monitor and review Sibanye Gold's accounting controls and procedures, including the effectiveness of Sibanye Gold's information systems and other systems of internal control; the effectiveness of the internal audit function; reports of both external and internal auditors; quarterly and half yearly reports, 20-F registration statement and annual financial statements; the accounting policies of Sibanye Gold and any proposed revisions thereto; external audit findings and reports, and the approval thereof; and compliance with applicable legal and regulatory requirements and Sibanye Gold's Code of Ethics. On an annual basis, the Audit Committee will consider and satisfy itself of the appropriateness of the expertise and experience of the Chief Financial Officer.

The Audit Committee consists only of independent non-executive directors, in compliance with the Companies Act and King III.

The Audit Committee, as of 1 January 2013, will be comprised of Keith Rayner, who will chair the committee, Richard P Menell and Jerry Vilakazi.

The Company's Chief Financial Officer and internal and external auditors will attend all the Audit Committee meetings and have unrestricted access to the chairman of this committee. The Audit Committee, in turn, will communicate freely with other members of the Board, not serving as members of the Audit Committee.

To effectively perform its functions, the Audit Committee will meet at least quarterly, but more frequently if required.

Nominating and Governance Committee

In addition to the duties set out above, the Nominating and Governance Committee, among others, have the functions to:

*   ensure that new directors undergo an appropriate induction process and recommending to the Board the need for Board participation in continued education programs;
*   identify successors to the Chairperson and Chief Executive Officer to recommend to the Board; and
*   develop the approach of Sibanye Gold to matters of corporate governance and make recommendations to the Board with respect to all such matters.

Remuneration Committee

The Remuneration Committee will have a clearly defined mandate from the Board, among others, aimed at:

*   determining Sibanye Gold's remuneration policy and practices needed to attract, retain and motivate high performing executives and that are demonstrably aligned with Sibanye Gold's corporate objectives and business strategy;
*   ensuring that remuneration levels relative to other comparable companies are pitched at the desired level taking relative performance into account.

The Remuneration Committee shall on behalf of the Board:

*   review remuneration levels of senior executives;
*   review management share incentive schemes, and the related performance criteria and measurements; and
*   advise the Board on the remuneration payable to non-executive directors (as a separate process from executive remuneration reviews) for confirmation of the Board and, to the extent required, approval by shareholders.

Safety, Health and Sustainable Development Committee

The Safety, Health and Sustainable Development Committee reviews adherence to occupational health, safety and environmental standards by Sibanye Gold. The Committee seeks to minimise mining-related accidents, to ensure that Sibanye Gold's operations are in compliance with all environmental regulations and to establish policy in respect of HIV/AIDS and health matters.

9.5 Company Secretary

The Company Secretary is required to maintain an arms-length relationship with the Board and will not be a Director. The Board must consider and satisfy itself, on an annual basis, on the competence, qualifications and experience of the Company Secretary.

9.6 Risk management

The total process of risk management, which includes the related systems of internal control, is the responsibility of the Board. Management will be accountable to the Board for designing, implementing and monitoring an integrated process of risk management into the daily activities of Sibanye Gold.

The Board will, through the Audit Committee, ensure that management implements appropriate risk management processes and controls.

9.7 Corporate citizenship

Sibanye Gold creates a climate of high ethical standards in the workplace and complies with the laws of South Africa.

It is intended that Sibanye Gold's Code of Ethics will commit Sibanye Gold, its directors and employees to conducting business in an ethical and fair manner, and to promoting a socially and environmentally responsible culture.

Sibanye Gold will have an anonymous ethics line to allow its employees, suppliers and customers to report any irregularities and misconduct without the fear of victimisation.

Sibanye Gold has established policies and procedures dealing with HIV/AIDS in the workplace and has a voluntary testing programme that has resulted in high proportions of the workforce taking ownership of their HIV/AIDS status and, together with management assistance, through independent service providers, obtain the necessary counselling and anti-retroviral treatment. Sibanye Gold undertakes corporate social investment activities in a number of forms, namely:

- annual donations to charities nominated by the staff; and
- participation in the Gold Fields Corporate Social Investment Programme and Initiatives.

9.8 Detailed narrative statement on the proposed application of the principles set out in King III

The Board believes that Sibanye Gold will comply with the principles of King III, for the reasons set out in the following table (as supplemented by the information provided above):

Principle	Explanation
The Board should provide effective leadership based on an ethical foundation	The Board will operate in accordance with a Board Charter which holds it responsible for developing and managing the strategy and control of Sibanye Gold. Appointments to the Board have been made based on skill, expertise and experience required to provide Sibanye Gold with a strategy which will be sustainable and ethical and will also take into account the short and long-term impacts on the economy, society and the environment and internal and external stakeholders. The Board will also be accountable under the code of ethics of Sibanye Gold.
The Board should ensure that the company is and is seen to be a responsible corporate citizen	Under the Board Charter, the Board will be required to consider the impact of Sibanye Gold's operations on society and the environment in conjunction with its financial performance. The Board is cognisant that its performance and interaction with stakeholders is guided by the Constitution and the Bill of Rights and that it must procure that management develops and implements corporate citizenship policies and programs with relevant stakeholders.
The Board should ensure that the company's ethics are managed effectively	The Board Charter, along with Sibanye Gold's code of ethics, will require the Board to build and sustain an ethical corporate culture in Sibanye Gold. Sibanye Gold's ethics performance will also be assessed, monitored, reported and disclosed going forward.
The Board should act as the focal point for and custodian of corporate governance	The Board will operate in accordance with a Board Charter which sets out the Board's responsibilities to ensure that it directs, governs and maintains effective control of Sibanye Gold and that relationships with management and stakeholders are monitored. The Board will meet as often as is required to fulfil its duties but at least four times a year.
The Board should appreciate that strategy, risk, performance and sustainability are inseparable	The Board Charter will require the Board to inform and approve strategy, which must be aligned with the purpose of Sibanye Gold, the value drivers of its business and the legitimate interests and expectations of its stakeholders. The strategy must also take cognisance of inherent risks and result in sustainable outcomes.
The Board and its directors should act in the best interests of the company	The Board and Directors are cognisant of their fiduciary and other duties and responsibilities under the Companies Act and King III. Directors will be required to exercise objective judgement and there will be a board agreed process through which Directors will be permitted to take independent advice. The Board Charter will establish a procedure for managing conflicts of interest. Appropriate policies in respect of dealing in securities by the Directors, management officials and other employees will be enforced.
The Board should consider business rescue proceedings or other turnaround mechanisms as soon as the company is financially distressed as defined in the Companies Act	The Board monitors the solvency and liquidity of Sibanye Gold continuously and will be required to issue going concern statements. This will enable the Board to consider business rescue should Sibanye Gold become financially distressed.
The Board should elect a Chairman of the Board who is an independent non-executive director. The CEO of the company should not also fulfil the role of Chairman of the Board	The Chairman of the Board is an independent non-executive director and the CEO does not fulfil this function. The Board Charter will prescribe that a lead independent Director be appointed in the event that the Chairman is not independent. The Board Charter will formalise the role of the Chairman and his/her performance will be assessed annually.
The Board should appoint the CEO and establish a framework for the delegation of authority	The Board has appointed a Chief Executive Officer of Sibanye Gold, as well as key members of the senior management team, who are required to function in terms of an approvals framework wherein the Board defines its own levels of materiality and delegates functions of management appropriately.

Principle	Explanation
The Board should comprise a balance of power, with a majority of non-executive directors. The majority of non-executive directors should be independent	The majority of the members of the Board are non-executive Directors and a majority of such non-executive Directors are also independent. In making further appointments to the Board, the Board Charter will require directors to consider the appropriate skills and experience, as well as the diversity and demographics required, to ensure that the Board can discharge its functions effectively.
Directors should be appointed through a formal process	Appointments to the Board should be a matter for the consideration of the Board as a whole and are to be made in a formal and transparent manner. In this process, the Board will be assisted by the Nominating and Governance Committee, acting under the guidance of the Chairperson of the Board, which will be tasked with developing and recommending to the Board criteria for selection of candidates to serve on the Board and assisting the Board with identifying and evaluating suitable nominees to recommend to shareholders for election.
The induction of and on-going training and development of directors should be conducted through a formal process	It is envisaged that the Nominating and Governance Committee will have the function to ensure that new directors undergo an appropriate induction process and recommending to the Board the need for Board participation in continued education programs.
The Board should be assisted by a competent, suitably qualified and experienced company secretary	The Board has appointed a company secretary who is not a director of Sibanye Gold and who the Board believes is suitably qualified and experienced to fulfil his functions in assisting the Board and Committees appropriately and on an objective, arm's length basis. (See also Part 8 to this Pre-Listing Statement.)
The evaluation of the Board, its committees and the individual directors should be performed every year	The Board Charter requires the Board to conduct annual evaluations of its performance against its roles and responsibilities, as well as that of individual directors. Each committee shall evaluate its own performance and the Nominating and Governance Committee shall monitor and report to the Board periodically on the performance of the committees. An overview of this process will be disclosed in Sibanye Gold's integrated annual report.
The Board should delegate certain functions to well-structured committees but without abdicating its own responsibilities	All Board and statutory committees will operate under formal terms of reference, which will be reviewed on an annual basis. The composition of each committee, as well as a description of its terms of reference, will be disclosed in Sibanye Gold's integrated annual report.
A governance framework should be agreed between Sibanye Gold and its subsidiary boards	As a listed entity, the Board and management are cognisant that Sibanye Gold must comply with the listings requirements of the JSE Limited, as well as any other stock exchange on which it is listed from time to time. Particular regard is had to managing the trading of securities, closed periods and managing price sensitive information. The Board Charter will require the Board to respect the fiduciary responsibilities of any director serving on a subsidiary board in a representative capacity.
Companies should disclose the remuneration of each individual director and certain senior executives	The remuneration report of Sibanye Gold, which will be published in its first integrated annual report, will disclose the details of the remuneration for all Directors and prescribed officers of Sibanye Gold, in accordance with the requirements of the Companies Act, the listings requirements of the JSE Limited and King III.
Shareholders should approve the company's remuneration policy	Every year, the remuneration report of Sibanye Gold, which will be published in its integrated annual report, will be presented to shareholders to pass a non-binding advisory vote at Sibanye Gold's annual general meeting.
The Board should ensure that the company has an effective and independent Audit Committee	Sibanye Gold has established an Audit Committee which will have agreed terms of reference which will comply with section 94 of the Companies Act and King III.
Audit Committee members should be suitable skilled and experienced independent non-executive directors	The members of the Audit Committee are three, independent non-executive directors of Sibanye Gold. The members have the requisite skills and experience required in respect of a mining entity and are also financially literate.
The Audit Committee should be chaired by an independent non-executive director	The Chairman of the Audit Committee is an independent non-executive director.
The Audit Committee should oversee integrated reporting	The terms of reference of the Audit Committee will require the committee to oversee, and take responsibility for the integrity of, the integrated annual report and will impose suitable duties upon the committee to ensure that this is attended to. The committee will review the financial statements and disclosure on sustainability issues included in the report and will aim to ensure that no conflicts exist in respect of the information provided in the report.
The Audit Committee should ensure that a combined assurance model is applied to provide a coordinated approach to all assurance activities	The terms of reference of the Audit Committee will require the committee to ensure that an appropriate combined assurance model, which addresses all the significant risks of Sibanye Gold, is implemented.
The Audit Committee should satisfy itself of the expertise, resources and experience of the company's finance function	The terms of reference of the Audit Committee will require the committee to satisfy itself of the appropriateness of the expertise and adequacy of resources of the finance function of Sibanye Gold, including that of the chief financial officer of Sibanye Gold. The results of such a review will be disclosed in the integrated annual report.

Principle	Explanation
The Audit Committee should be responsible for overseeing the internal audit	The chief audit executive ("CAE") of Sibanye Gold has been appointed and Sibanye Gold has established an internal audit function, which appointment was sanctioned by the Audit Committee. The terms of reference of the Audit Committee require it to agree and approve the internal audit plan, evaluate the performance of the internal audit function, ensure that it is subject to an independent quality review and ensure that the internal audit function is adequately resourced. In addition, the Audit Committee will be responsible for the appointment, performance assessment and dismissal of the CAE and the CAE will report functionally to the chair of the committee.
The Audit Committee should be an integral component of the risk management process	The terms of reference of the Audit Committee will require the committee to oversee Sibanye Gold's risk management process and in particular, have regard to the financial reporting risks, internal financial controls, fraud risks and IT governance (including IT risks which relate to financial reporting).
The Audit Committee is responsible for recommending the appointment of the external auditor and overseeing the external audit process	The terms of reference of the Audit Committee will encapsulate the requirements of the Companies Act and detail the committee's responsibilities in respect of the external auditor's nomination (for appointment by shareholders), the terms of engagement and remuneration, the policy for non-audit services, Reportable Irregularities and the quality and effectiveness of the external auditor.
The Audit Committee should report to the Board and shareholders on how it has discharged its duties	The terms of reference of the Audit Committee will require the committee to report to the Board on its statutory duties and the duties assigned to it by the Board at each Board meeting. The committee is also required to report to shareholders on its statutory duties and the same will be disclosed in Sibanye Gold's integrated annual report.
The Board should be responsible for the governance of risk	The Board Charter will establish the Board's responsibility for risk governance and delegates Sibanye Gold's risk management function to the Audit Committee. The terms of reference of the Audit Committee will require that the committee develops a policy and plan for a system and process of risk management, which is documented and approved by the Board on an annual basis.
The Board should determine the levels of risk tolerance	The Board Charter will require the Board to set Sibanye Gold's level of risk tolerance and limits for Sibanye Gold's risk appetite on an annual basis and monitor the same accordingly.
The Risk Committee or Audit Committee should assist the Board in carrying out its risk responsibilities	The Board Charter will establish the Board's responsibility for risk governance and will delegate Sibanye Gold's risk management function to the Audit Committee. The recommendations of King III in respect of the constitution of a risk committee are to be met by the Audit Committee.
The Board should delegate to management the responsibility to design, implement and monitor the risk management plan	The Board Charter and the terms of reference of the Audit Committee will delegate the development of the risk strategy to management through systems and processes. Management is accountable to integrating risk management into the daily activities of Sibanye Gold and a suitably experienced chief risk officer ("CRO") will be appointed.
The Board should ensure that risk assessments are performed on a continual basis	The terms of reference of the Audit Committee will require the committee to ensure that effective and on-going risk assessments are performed and that a systematic, documented, formal risk assessment is conducted annually.
The Board should ensure that frameworks and methodologies are implemented to increase the probability of anticipating unpredictable risks	The terms of reference of the Audit Committee will require the committee to ensure that the risk management framework and processes in place to implement the same are adequate for the purpose of anticipating unpredicted risks.
The Board should ensure that management considers and implements appropriate risk responses	The terms of reference of the Audit Committee will require the committee to ensure that management develops adequate risk responses and that these responses also identify opportunities which may be exploited by Sibanye Gold.
The Board should ensure continual risk monitoring by management	The terms of reference of the Audit Committee will require the committee to ensure that there is effective and continual monitoring of risk management and that the responsibility for monitoring risk is defined in the risk management plan.
The Board should receive assurance regarding the effectiveness of the risk management process	The Audit Committee will be required to ensure management provides assurance that the risk management plan is integrated into the daily activities of Sibanye Gold and that internal audit provides a written assessment of the effectiveness of the system of internal controls and risk management to the Board.
The Board should ensure that there are processes in place enabling complete, timely, relevant, accurate and accessible risk disclosure to stakeholders	The Audit Committee will be required to disclose in the integrated annual report any undue, unexpected or unusual risks, as well as the Board's view on the effectiveness of the risk management process.
The Board should be responsible for IT governance	The Board Charter will require the Board to assume responsibility for IT governance and has delegated responsibility to the Audit Committee for overseeing the same. The terms of reference of the Audit Committee will require it to ensure that an IT charter and suitable policies, including an internal control framework, is developed and an independent assessment of the effectiveness of IT controls is conducted on an annual basis.

Principle	Explanation
IT should be aligned with the performance and sustainability objectives of the company	The terms of reference of the Audit Committee will require the committee to ensure that Sibanye Gold's IT strategy is integrated into Sibanye Gold's strategic and business processes.
The Board should delegate to management the responsibilities for the implementation of an IT governance framework	The terms of reference of the Audit Committee will require the committee to ensure that management is responsible for the implementation of the structures, processes and mechanisms for the IT governance framework. A chief information officer ("CIO") will be appointed for Sibanye Gold, who is suitably qualified and experienced.
The Board should monitor and evaluate significant IT investments and expenditure	The terms of reference of the Audit Committee will require the committee to oversee the value delivery of IT and monitor the return on investment from significant IT projects. In addition, the committee will also ensure that processes are in place to protect Sibanye Gold's information systems.
IT should form an integral part of the company's risk management	The terms of reference of the Audit Committee will require the committee to ensure that management demonstrates that Sibanye Gold has adequate business resilience arrangements in place for disaster recovery and that Sibanye Gold complies with all IT laws and related rules, codes and standards.
The Board should ensure that information assets are managed effectively	The terms of reference of the Audit Committee will require the committee to ensure that systems are in place for the management of information which includes security, information management and privacy.
A Risk Committee and Audit Committee should assist the Board in carrying out its IT responsibilities	The terms of reference of the Audit Committee will require the committee to ensure that IT risks are adequately addressed and that assurance is given to confirm that adequate controls are in place.
The Board should ensure that the company complies with applicable laws and considers adherence to non-binding rules, codes and standards	Sibanye Gold has adequate systems and functions in place to ensure that it complies with all applicable laws and any instances in respect of exceptions, shortcomings and proposed changes are managed by the Board.
The Board and each individual director should have a working understanding of the effect of the applicable laws, rules, codes and standards on the company and its business	The Directors appointed to the Board of Sibanye Gold are suitably skilled and experienced with regard to the applicable laws, rules, codes and standards on Sibanye Gold and its business. On-going training on updates will be conducted at regular intervals going forward.
Compliance risk should form an integral part of the company's risk management process	Through Sibanye Gold's risk management framework, the risk management function will identify, assess and respond to compliance risks.
The Board should delegate to management the implementation of an effective compliance framework and processes	A legal compliance policy will be established during the forthcoming year which will provide the Board with assurances on the effectiveness of the controls and compliance with laws, rules, codes and standards.
The Board should ensure that there is an effective risk based internal audit	Sibanye Gold has established an internal audit function which the Board believes has adequate skills and resources to perform its prescribed role.
Internal audit should follow a risk based approach to its plan	The Internal Audit Plan will be informed by the strategy and risks of Sibanye Gold.
Internal audit should provide a written assessment of the effectiveness of the company's system of internal controls and risk management	An Internal Audit Charter will be established during the forthcoming year, which shall ensure that the internal audit function forms an integral part of the combined assurance model and this model is applied to financial, operational, compliance and sustainability issues. The assurance model will form part of an effective governance, risk management and internal control framework.
Internal audit should be strategically positioned to achieve its objectives	Sibanye Gold will establish an independent internal audit function which will report to the Audit Committee. The internal audit function is suitably skilled and resourced and a quality assurance and improvement program has been developed.
The Board should appreciate that stakeholders' perceptions affect a company's reputation	The Board Charter will require the Board to ensure that good relations are maintained with Sibanye Gold's major shareholders and its strategic stakeholders and to build and maintain stakeholders' trust and confidence in Sibanye Gold.
The Board should delegate to management to proactively deal with stakeholder relationships	A policy managing relationships with stakeholder groups will be introduced in the forthcoming year. This policy will include strategies in respect of mechanisms and processes to support constructive shareholder engagement, encourage attendance at annual general meetings and disclosure in respect of Sibanye Gold's dealings with stakeholders and the outcomes of those dealings.
The Board should strive to achieve the appropriate balance between its various stakeholder groupings, in the best interests of the company	In exercising decisions in the best interests of Sibanye Gold, the Board Charter will also require Directors to consider the legitimate interests and expectations of its stakeholders.
Companies should ensure the equitable treatment of shareholders	In compliance with its responsibilities under the Companies Act and the listings requirements of the JSE Limited, the Board is cognisant of its duty to ensure that all shareholders are treated equitably.

Principle	Explanation
Transparent and effective communication with stakeholders is essential for building and maintaining their trust and confidence	A policy establishing communication guidelines with stakeholders will be introduced during the forthcoming year. In the interim, the Board is cognisant of its responsibility to reporting clear, concise, complete, timely, relevant and accurate information to stakeholders, whilst having regard to the legal and strategic considerations.
The Board should ensure that disputes are resolved as effectively, efficiently and expeditiously as possible	A policy establishing a formal dispute resolution processes for addressing internal and external disputes will be introduced during the year that follows the Unbundling. In the interim, Sibanye Gold has a practice of including dispute resolution clauses in all of its agreements.
The Board should ensure the integrity of the company's integrated report	Through the Audit Committee, the Board will ensure that there are controls in place to enable it to verify and safeguard the integrity of the integrated report. In addition, the Audit Committee will also be tasked with evaluating sustainability disclosures.
Sustainability reporting and disclosure should be integrated with the company's financial reporting	Sibanye Gold's first integrated report will, in addition to commentary on its financial results, disclose the positive and negative impacts of Sibanye Gold's operations and plans to improve the positions and eradicate or ameliorate the negatives in the year that follows the Unbundling.
Sustainability reporting and disclosure should be independently assured	The Audit Committee will oversee the compiling of Sibanye Gold's first sustainability report and that its disclosures will be independently assured.

Sibanye Gold will initially comply only partially with the following principle of King III, for the reasons set out in the following table:

Companies should remunerate directors and executives fairly and responsibly	Sibanye Gold will comply with the principle in that the Remuneration Committee terms of reference will require it to develop a remuneration policy which is aligned with the strategy of Sibanye Gold and is linked to individual performance. The policy will address base pay, bonuses, employee contracts, severance and retirement benefits and share-based and other long-term incentive schemes.

King III, however, recommends that employment contracts should not compensate executives for severance because of change of control, although this does not preclude payments for retaining key executives during a period of uncertainty. The employment agreements in relation to the CEO and the CFO have a provision for payments as a result of change of control. These employment agreements were however entered into before the Unbundling and on the same basis as the senior executives in Gold Fields are employed. The relevant Gold Fields employment contracts were entered into before the guiding King III principle became effective. |

COMPETENT PERSONS' REPORT

10.1 Executive Summary



Competent Persons' Report on the South African Material Assets of Beatrix, Driefontein and Kloof Gold Mine

Report prepared for

GFI MINING SOUTH AFRICA (PROPRIETARY) LIMITED (GFIMSA)



Report number 453638

Report prepared by

srk consulting

October 2012

Competent Persons' Report on the South African Material Assets of Beatrix, Driefontein and Kloof Gold Mine

GFI MINING SOUTH AFRICA (PROPRIETARY) LIMITED (GFIMSA)

150 Helen Road
Sandown
Sandton
2196

SRK Consulting (South Africa) (Pty) Ltd.
265 Oxford Rd
Illovo 2196
Johannesburg
South Africa

email: johannesburg@srk.co.za
website: www.srk.co.za

Tel: +27 (0) 11 441 1111
Fax: +27 (0) 11 880 8086

SRK Project number 463538
October 2012

Compiled by:

Livhuwani Maake
Senior Resource Geologist

email: LMaake@srk.co.za

Peer reviewed by:

Roger Dixon
Chairman and Corporate Consultant

Authors:

Livhuwani Maake, Nico Viljoen, Andrew Van Zyl, Ivan Doku, Roger Dixon, Victor Simposya, Andy Smithen, Vic Hills

Explanatory note:

In this document, the point is used as the decimal marker and the space is used for the thousands separator (for numbers larger than 999).

In other words, 10 148.32 denotes ten thousand one hundred and forty-eight point three two. The word "tonne" denotes a metric ton (1 000 kg), unless otherwise stated. Gold prices are commonly quoted in US dollars per troy ounce (USD/oz). In most such instances, the inclusion of the metric equivalent is deemed unnecessary.

Compliance:

This Competent Persons' Report complies with:

– The section 12 Listing Requirements of the JSE Limited (annotated with the words JSE);

– The 2007 South African code for Reporting of Mineral Resources and Mineral Reserves ("SAMREC") code (annotated with the words SR); and

– The 2008 South African Mineral Asset Valuation Committee ("SAMVAL") code – as amended July 2009 (annotated with the words SV).

COMPLIANCE CHECKLIST REFERENCING JSE LISTINGS REQUIREMENTS

Reference to section 12 General/Exploration Companies	Report section
12.9(h)(i)	Executive Summary
12.9(h)(ii)	Executive Summary
12.9(h)(iii)	Executive Summary
12.9(h)(iv)	Executive Summary
12.9(h)(v)	Executive Summary
12.9(h)(vi)	Executive Summary
12.9(h)(vii)	Executive Summary
12.9(h)(viii)	Executive Summary
12.9(h)(ix)	Executive Summary
12.9(h)(x)	Executive Summary
12.9(h)(xi)	Executive Summary
12.9(h)(xii)	Executive Summary

Executive Summary – Table of Contents

EXECUTIVE SUMMARY

10. ES1 Purpose

Compile a Competent Persons' Report ("CPR") on the assets of Beatrix, Driefontein and Kloof Gold Mines, a division of GFI MINING SOUTH AFRICA ("GFIMSA"), which includes Shafts, processing facilities and associated infrastructure (the "Material Assets").

Beatrix Gold Mine comprises:

- Three mining sections (North, South and West Section) utilising four Shafts:
    - No. 1 Shaft (South Section);
    - No. 2 Shaft (South Section);
    - No. 3 Shaft (North Section);
    - No. 4 Shaft (West Section);
- Two Mineral Processing Plants:
    - Beatrix No. 1 Plant;
    - Beatrix No. 2 Plant;
- Tailings Storage Facilities ("TSF"):
    - Beatrix No. 1 TSF;
    - Beatrix No. 2 TSF;
    - Four Shaft No. 1 TSF;
    - Four Shaft No. 2 TSF;
- Other infrastructure necessary for the production of the saleable products and necessary to meet compliance with environmental, health and safety, and social laws and regulations.

The current controlling shareholder of Beatrix Gold Mine is GFIMSA with a 100% equity interest.

Driefontein Gold Mine comprises:

- Three mining Business Units (Business Unit 1, Business Unit 2 and Business Unit 3) utilising seven Shafts:
    - No. 1 Shaft (Business Unit 1);
    - No. 2 Shaft (Business Unit 2);
    - No. 4 Shaft (Business Unit 2);
    - No. 5 Shaft (Business Unit 1);
    - No. 6 Shaft (Business Unit 3);
    - No. 8 Shaft (Business Unit 3);
    - No. 10 Shaft (Business Unit 3).
- Three Mineral Processing Plants:
    - Driefontein No. 1 Plant;
    - Driefontein No. 2 Plant;
    - Driefontein No. 3 Plant.
- Tailings Storage Facilities ("TSF"):
    - East Driefontein No. 1 TSF;
    - East Driefontein No. 2 TSF;
    - West Driefontein No. 4 TSF.
- Other infrastructure necessary for the production of the saleable products and necessary to meet compliance with environmental, health and safety, and social laws and regulations.

The current controlling shareholder of Driefontein is GFIMSA, with a 100% equity interest.

Kloof Gold Mine comprises:

- Two mining Business Units (Business Unit 4 and Business Unit 5) utilising five Shafts:
    - No. 1 Shaft (Business Unit 5);
    - No. 3 Shaft (Business Unit 4);
    - No. 4 Shaft (Business Unit 4);
    - No. 7 Shaft (Business Unit 5);
    - No. 8 Shaft (Business Unit 5).

- Three Mineral Processing Plants:
  - Kloof No. 1 Plant;
  - Kloof No. 2 Plant;
  - Python Plant.
- Tailings Storage Facilities ("TSF"):
  - Kloof No. 2 TSF;
  - Kloof No. 10 Shaft (old Libanon) TSF;
  - Kloof Lower No. 7 Shaft (old Leeudoorn) TSF;
  - Kloof Upper No. 7 Shaft (old Leeudoorn) TSF.
- Other infrastructure necessary for the production of the saleable products and necessary to meet compliance with environmental, health and safety, and social laws and regulations.

The current controlling shareholder of Kloof is GFIMSA, with a 100% equity interest.

11. ES2 Project outline

Beatrix Gold Mine

The discovery and development of the Free State Goldfields can be traced back to 1885. After intense exploration, which commenced in 1936, three gold bearing conglomerates were identified in 1938. Further drilling led to the identification of the Basal Reef in March 1939, which led to many mines being developed in the Free State Goldfields.

Exploration in the area dates from the early 1950s, culminating in detailed exploration drilling between 1973 and 1980 for Beatrix Gold Mine, and between 1969 and 1978 for the Beisa Mine (later named Oryx Mine), which is now called Beatrix West Section (No. 4 Shaft). Production commenced at Beatrix No. 1 and No. 2 Shafts in 1985 following completion of shaft sinking, and at No. 4 Shaft in July 1983. Operations at No. 4 Shaft ceased in 1984, but recommenced in 1987 following further drilling. Beatrix Gold Mine in today's form was established following the sale of St. Helena Gold Mine to Freegold on 30 October 2002. Refer to Table 2.2.1 in Appendix A, for the historical development of Beatrix Gold Mine.

Beatrix Gold Mine comprises four operational shafts (No. 1, No. 2, No. 3 and No. 4 Shafts). The deposit is accessed from surface using underground mining methods to 26 level (the lowest working level) at No. 3 Shaft, approximately 1 350 m below surface, and 24 level (the lowest working level) at No. 4 Shaft, approximately 2 155 m below surface.

Underground ore is processed at No. 1 mineral processing plant, which is part of the old Beatrix Gold Mine and low grade surface material is processed at No. 2 Plant, which is part of the West Section.

The Beatrix No. 1 Plant is situated between No. 1 and No. 2 Shafts to the west of the connecting road between the shafts. Four Run-of-Mine ("RoM") mills are used with installed power of 3 MW per mill and milling capacity is rated as 246 ktpm. The extraction process is a gravity gold and carbon in leach ("CIL") absorbtion process.

The Beatrix No. 2 Plant, formerly known as the Oryx Plant, is situated to the east of the No. 4 Shaft. Commissioned in 1992, Plant operations were discontinued for four years before the Plant was re-commissioned in 1996. Four Run-of-Mine ("RoM") mills are used with installed power of 2 MW per mill and milling capacity is rated as 130 ktpm. The extraction process is a gravity gold and carbon in pulp ("CIP") absorption process.

Refer to Table 2.2.2 in Appendix A, for details of the historical production and financial parameters in financial years ("FY") from 2007 to 31 August 2012 (effective date of CPR). The actual depletions end 31 August 2012 and are forecasted from September 2012 to December 2012 and the Mineral Reserves and Mineral Resources are reported as at 31 December 2012.

Driefontein Gold Mine

Exploration in the area dates from 1898 and mining from 1945 when West Driefontein Mine began sinking of the No. 1 and No. 2 Shafts. Driefontein in its current form dates from September 1999 when East and West Driefontein Mines amalgamated. The Carbon Leader Reef ("CLR"), Middlevlei Reef ("MVR") and Ventersdorp Contact Reef ("VCR") are gold bearing conglomerate packages mined at Driefontein with the CLR representing almost 61% of the current Mineral Reserve and the VCR approximately 38% with the remaining 1 % comprising mainly the MVR.

Driefontein consists of seven operating shafts that mine at depths between 600 m and 3 500 m below surface. Three metallurgical plants are in operation. Underground ore is treated at No. 1 Plant and surface low grade material at No. 2 and No. 3 Plants. Annual mill throughput of approximately 6.1 million tonnes of ore produces approximately 571 thousand ounces of gold.

Refer to Table 2.2.2 in Appendix B, for details of the historical production and financial parameters in FY from 2007 to 31 August 2012 (effective date of CPR). The actual depletions end 31 August 2012 and were forecasted from September 2012 to December 2012 and the Mineral Reserves and Mineral Resources are reported as at 31 December 2012

Kloof Gold Mine

Exploration in the area dates from 1898 and mining from the 1930s, with the sinking of the Venterspost No. 1 Shaft that commenced in 1934. Kloof in its current form dates from April 2000 when the Libanon, Kloof, Leeudoorn and Venterspost Mines amalgamated. Kloof Gold Mine operates under a mining right covering a total area of 20 087 hectares.

Kloof is a large, well-established intermediate to ultra deep level gold mine that is accessed from surface through a number of shafts to 45 Level, (the lowest working level) some 3 347 m below surface. Kloof currently operates five shaft systems and two gold plants. The predominant mining layout is breast stoping with dip pillars.

The mine is located in the West Wits Goldfields, along the northwestern margin of the Witwatersrand Basin. The Witwatersrand Basin comprises a 6 km vertical thickness of sedimentary rocks situated within the Kaapvaal Craton, extending laterally for some 350 km east-northeast and 150 km south-southeast. The Mine exploits three primary gold bearing reefs (conglomerate packages), namely the VCR located at the top of the Witwatersrand sedimentary sequence (top of Central Rand Group), MVR near the base of the Central Rand Group and the Kloof Reef ("KR"), which stratigraphically occurs approximately midway between the VCR and MVR.

The VCR constitutes 89% of the Kloof underground Mineral Reserve ounces, the MVR 7% and KR 4%. The C2013 Life of Mine ("LoM") plan includes the revised Main Shaft Pillar extraction design in the Mineral Reserve base.

Refer to Table 2.2.2 in Appendix C, for details of the historical production and financial parameters in FY from 2007 to 31 August 2012 (effective date of CPR). The actual depletions ends 31 August 2012 and were forecasted from September 2012 to December 2012 and the Mineral Reserves and Mineral Resources are reported as at 31 December 2012.

12. ES3 Location maps indicating area of interest

The location maps providing details of the location of the Material Assets are provided in Figure ES.3a, b and c.

Beatrix Gold Mine

Beatrix Gold Mine is situated in the Magisterial District of Matjhabeng, at latitude 28°15'S and longitude 26°47'E near the towns of Welkom and Virginia, approximately 240 km southwest of Johannesburg, in the Free State Province of South Africa. The site is accessed via the N1 highway between Johannesburg and Kroonstad, and then via the R34. Geologically it is located in the Free State Goldfield and is the southernmost gold mine in the Witwatersrand Basin.

160


BOTSWANA
NAMIBIA
LIMPOPO PROVINCE
MPUMALANGA
NORTH WEST
GAUTENG
SWAZILAND
WELKOM
FREE STATE
KWAZULU NATAL
BLOEMFONTEIN
LESOTHO
DURBAN
NORTHERN CAPE
EASTERN CAPE
NOT TO SCALE
WESTERN CAPE
CAPE TOWN
N
LEGEND
GOLD FIELDS
PRESIDENT STEYN
HARMONY
GOLD RECOVERY PLANT
WELKOM
0 2.5 5km
VIRGINIA
SAND RIVER
FREE STATE PROVINCE
4#
3#
1#
2#
BEATRIX GOLD MINE
srk consulting
GFIMSA CPR
GENERAL LOCATION OF THE MATERIAL ASSETS OF BEATRIX MINE
Project No. 453638

Figure ES.3a: General location of the Material Assets (map not to scale)

Driefontein Gold Mine

Driefontein is situated some 70 km west of Johannesburg at latitude 26°24'S and longitude 27°30'E near Carletonville in the Gauteng Province of South Africa. The site is accessed via the N12 highway between Johannesburg and Potchefstroom. Geologically it is located in the West Wits Goldfield of the Witwatersrand Basin. Topography is relatively flat and the vegetation of the area is classified as Bankenveld consisting of grassland, which is in good condition. Livestock farming is widespread in the surrounding area and no extremes of climate are experienced that affect mining operations.

The maps providing details of the location of the Material Assets for Driefontein are provided in Figure ES.3b.


N
BOTSWANA
NAMIBIA
LIMPOPO PROVINCE
JOHANNESBURG
CARLETONVILLE
MPUMALANGA
NORTH WEST
GAUTENG
WELKOM
SWAZILAND
FREE STATE
KWAZULU NATAL
BLOEMFONTEIN
LESOTHO
DURBAN
NORTHERN CAPE
EASTERN CAPE
WESTERN CAPE
CAPE TOWN
NOT TO SCALE
LEGEND
GOLD FIELDS
DURBAN ROODEPOORT DEEP
ANGLO
HARMONY
GOLD RECOVERY PLANT
GAUTENG PROVINCE
DRIEFONTEIN GOLD MINE
0 2.5 5km
WESTONARIA
CARLETONVILLE
NORTH WEST PROVINCE
srk consulting
GFIMSA CPR
GENERAL LOCATION OF THE MATERIAL ASSETS OF DRIEFONTEIN MINE
Project No. 453638

Figure ES.3b: General location of the Material Assets (map not to scale)

Kloof Gold Mine

Kloof is situated in the Magisterial District of Westonaria, some 60 km west of Johannesburg at latitude 26°24'S and longitude 27°36'E, in the Gauteng Province of South Africa. The mine is accessed via the N12 highway between Johannesburg and Potchefstroom. Geographically the mine is located in the West Wits Goldfield, along the northern margin of the Witwatersrand Basin.

The Witwatersrand Basin comprises of 6km vertical thickness of sedimentary rocks situated within the Kaapvaal Craton, extending laterally for some 350 km east-northeast and 150 km south-southeast. The maps providing details of the location of the Material Assets are provided in Figure ES.3c.



BOTSWANA
NAMIBIA
LIMPOPO PROVINCE
JOHANNESBURG
CARLETONVILLE
MPUMALANGA
NORTH WEST
GAUTENG
WELKOM
SWAZILAND
FREE STATE
KWAZULU NATAL
BLOEMFONTEIN
LESOTHO
DURBAN
NORTHERN CAPE
EASTERN CAPE
WESTERN CAPE
CAPE TOWN
NOT TO SCALE
LEGEND
GOLD FIELDS
DURBAN ROODEPOORT DEEP
ANGLO
HARMONY
GOLD RECOVERY PLANT
GAUTENG PROVINCE
NORTH WEST PROVINCE
CARLETONVILLE
WESTONARIA
0 2.5 5km
KLOOF GOLD MINE
srk consulting
GFIMSA CPR
GENERAL LOCATION OF THE MATERIAL ASSETS OF KLOOF MINE
Project No. 453638

Figure ES.3c: General location of the Material Assets of Kloof Gold Mine (map not to scale)

13. ES4 Legal aspects and tenure

Beatrix Gold Mine

Beatrix Gold Mine has a New Order Mining Right valid from 7 February 2007 to 6 February 2019 in respect of a mining area totalling 16 874 ha in the Magisterial Districts of Virginia and Theunissen in the Free State Province. The current LoM plan used to support the Mineral Reserve continues beyond 2019, however, Beatrix Gold Mine will apply for an extension in due course.

Security of tenure

Beatrix is entitled to mine all material falling within its respective mining right and has all the necessary statutory requirements in place. Details relating to Environmental Impact Assessments ("EIA"s) and Environmental Management Programme Reports ("EMPR"s) (as required by section 39(1) of the Minerals Act) are also included in this CPR.

Legal proceedings

In consideration of all legal aspects relating to the valuation of the mining assets, the following are correct as at 31 August 2012:
- there are no legal proceedings that may have an influence on the rights to extract minerals;
- the legal ownership of all mining and surface rights has been verified; and
- no significant legal issue exists which would have an effect on the "likely viability of a project and/or on the estimation and classification of the Mineral Reserves and Mineral Resources" as reported herein.

Driefontein Gold Mine

Driefontein has a New Order Mining Right valid from 30 January 2007 to 29 January 2037 in respect of a mining right totalling 8 561 ha located in the Magisterial District of Oberholzer in the Gauteng Province.

Security of tenure

Driefontein is entitled to mine all material falling within its respective mining right and has all the necessary statutory requirements in place. Details relating to Environmental Impact Assessments ("EIA"s) and Environmental Management Programme Reports ("EMPR"s) (as required by Section 39(1) of the Minerals Act) are also included in this CPR.

Legal proceedings

In consideration of all legal aspects relating to the valuation of the mining assets, the following are correct as at 31 August 2012:
- there are no legal proceedings that may have an influence on the rights to extract minerals;
- the legal ownership of all mining and surface rights has been verified; and
- no significant legal issue exists which would have an effect on the "likely viability of a project and/or on the estimation and classification of the Mineral Reserves and Mineral Resources" as reported herein.

Kloof Gold Mine

Kloof has a New Order Mining Right valid to 29 January 2027 in respect of its mining right totalling 20 087 ha located in the Magisterial District of Westonaria in the Gauteng Province. The current LoM plan used to support the Mineral Reserve continues until 2027.

Security of tenure

Kloof is entitled to mine all material falling within its respective mining right and has all the necessary statutory requirements in place. Details relating to EI EIA and EMPR (as required by section 39(1) of the Minerals Act) are also included in this CPR.

Legal proceedings

In consideration of all legal aspects relating to the valuation of the mining assets, the following are correct as at 31 August 2012:
- there are no legal proceedings that may have an influence on the rights to extract minerals;
- the legal ownership of all mining and surface rights has been verified; and
- no significant legal issue exists which would have an effect on the "likely viability of a project and/or on the estimation and classification of the Mineral Reserves and Mineral Resources" as reported herein.

14. ES5 Geological setting

Regional geology

The three assets of GFIMSA are located in the Witwatersrand Basin and are deep to intermediate-level underground mines, exploiting gold bearing, shallow dipping tabular ore bodies. The Gold mines located along the Witwatersrand Basin have collectively produced over 50 kt (1 608 Moz) of gold over a period of more than 100 years.

The Witwatersrand Basin comprises a 6 km vertical thickness of argillaceous and arenaceous sedimentary rocks situated within the Kaapvaal Craton, extending laterally for some 300 km east-northeast and 150 km south-southeast. The sedimentary rocks generally dip at shallow angles towards the centre of the basin, while locally this may vary. The basin sediments outcrop to the south of Johannesburg but further west, these are overlain by up to 4 km of Archaean, Proterozoic and Mesozoic volcanic and sedimentary rocks. The Witwatersrand Basin sediments themselves are considered to be between 2 700 and 3 100 million years old.

Gold mineralisation in the Witwatersrand Basin occurs within quartz-pebble conglomerates, termed reefs. These reefs occur within seven separate goldfields located along the eastern, northern and western margins of the basin. These goldfields are known as the Evander Goldfield, the East Rand Goldfield, the Central Rand Goldfield, the West Rand Goldfield, the Far West Rand Goldfield, the Klerksdorp Goldfield and the Free State Goldfield. Driefontein and Kloof Gold Mines are located within the West Rand Goldfield whereas Beatrix Gold Mine is located within the Free State Goldfield.

Typically within each goldfield, there are one or sometimes two major reef units present, which may be overlain by one or more secondary reef units. As a result of faulting and other primary controls on mineralisation, the goldfields are not continuous and are characterised by the presence or dominance of different reef units. The reefs are generally less than 2 m in thickness and are widely considered to represent laterally extensive braided fluvial deposits or unconfined flow deposits, which formed along the flanks of alluvial fan systems that developed around the edge of what was effectively an inland sea.

All major reef units are developed above unconformity surfaces. The extent of the unconformities is typically greatest near the basin margin and decreases toward more distal areas. Complex patterns of syn-depositional faulting have caused complex variations in sediment thickness within the basin. Sub-vertical to over-folded reef structures is a characteristic of basin margin features within certain areas. Most early theories believed the gold was deposited syngenetically with the conglomerates, but subsequent research has confirmed that metamorphism within the Witwatersrand Basin has caused some local post depositional redistribution of gold. Other experts regard the gold to be totally epigenetic and to have been deposited solely by hydrothermal fluids some time after deposition of the reef sediments.

Despite these varied viewpoints, the most fundamental control to the gold distribution remains the association with quartz-pebble conglomerates on intra-basinal sedimentary unconformities. The reefs are extremely continuous, as a consequence of the regional nature of the erosional surfaces. Bedrock (footwall) controls have been established governing the distribution of many of the reefs.

Preferential reef development within channel systems and sedimentary features such as facies variations and channel frequency assist in mapping out local gold distributions. In all cases the grade of the ore bodies varies above and below the pay limit. Consequently, the identification and modelling of erosional/sedimentary features is the key to Resource estimation.

Refer to Figure ES.5 for a graphical description of the geology of the Witwatersrand Basin and the location of Kloof (6), Driefontein (7) and Beatrix Mine (9).

Figure ES.5: Geology of the Witwatersrand Basin, South Africa



WITWATERSRAND SUPERGROUP

Younger cover sequence

Exposed Central rand Group

Covered Central Rand Group

Exposed West Rand Group

Covered West Rand Group

Dominion Group

BASEMENT COMPLEX

Exposed granitoid basement

f ⎯ Major Faults

→ Paleoslope

Goldfields
1. Evander
2. East Rand
3. Central Rand
4. West Rand
5. South Deep
6. Western Areas/KDC East
7. Carletonville/KDC West
8. Klerksdorp
9. Welkom/Beatrix

srk consulting

GFIMSA CPR
GEOLOGY OF THE WITWATERSRAND BASIN, SOUTH AFRICA

Project No.
453638

Local geology

Beatrix Gold Mine

Beatrix Gold Mine is located in the Free State Goldfield on the southwest rim of the Witwatersrand Basin lies within a north-south trending syncline forming an apex in the south-western corner of the Witwatersrand Basin. The complexity of the geological structures is more intense at No. 4 Shaft.

Beatrix exploits the Beatrix Reef ("BXR"), Aandenk Reef ("AAR"), VS5 Reef ("VS5") and Kalkoenkrans Reef ("KKR"), as well as composites of all of the above which belong to the Central Rand Group of rocks. The reefs mined at Beatrix generally have a gentle dips and they do have their origins in laterally extensive braided fluvial deposit that developed on unconformities. The Aandenk is at the base of the Kimberly Formation and the VS5 and BXR at the base of the Elsburg Formation. There are several subcrop relationships amongst these reefs.

Refer to Figure 3.2.1 to 3.2.3 in Appendix A for a cross sectional view of the Beatrix ore body.

Driefontein Gold Mine (KDC West)

Three primary reefs are exploited at Driefontein, namely the VCR located at the top of the Central Rand Group, the CLR near the base of the Central Rand Group and the MVR, which stratigraphically occurs some 50 m to 75 m above the CLR. The separation between the VCR and CLR increases east to west from 0 m to over 1 300 m as a result of the relative angle of the VCR unconformity surface to the regional CLR and MVR strike and dip. At Driefontein the VCR terminates on the Bank Fault to the east of the Mine, while the CLR and MVR terminate before this where they sub-crop on the VCR. The eastern boundary area of the Mine is structurally complex, especially the area around No. 4 Shaft which is seismically active and is characterised by a series of wrench faults.

Refer to Figure 3.2.1 in Appendix B for a cross sectional view of the Driefontein ore body.

Kloof Gold Mine (KDC East)

Kloof Mine is geographically divided into the Far West Rand and the West Rand areas. In the Far West Rand area three primary reefs are exploited, the VCR located at the top of the Central Rand Group, the CLR near the base and the MVR, which stratigraphically occurs some 50 m to 75 m above the CLR. The KR and Libanon Reef ("LR") represent secondary reefs that exist at Kloof, which are mined on a small–scale due to localised payability. Kloof is bounded to the west by the Bank Fault and to the east by the West Rand Fault.

Refer to Figure 3.2.1 in Appendix C for a cross sectional view of the Kloof ore body.

15. ES6 Exploration programme and budget

Exploration in these Mine areas dates back to the 1890s and it is still being pursued on an ongoing basis. With the exception of Beatrix Gold Mine all the cost incurred in the exploration programmes is included in the operating costs due to the fact that these operations and projects are in production or close to production. The exception granted to Beatrix is as a result of the strategic nature of their capital exploration projects; the past two years of exploration has been focused on improving the confidence in the structural complexity and the evaluation processes.

The documentation covering the Quality Assuarance/Quality Controls ("QA/QC") protocol and procedures on all the Mine Operations requires an analysis of blanks, Certified Reference Materials ("CRM"s), repeats, duplicates and samples sent to umpire laboratories. The chip sample database management adheres to this protocol. In the case of the drill hole database management, duplicate sample analysis is not being followed through as per the QA/QC protocol and there is no evidence that some drill hole samples have been sent to umpire laboratories. The precision plots and results from bias testing for the chip samples fall within acceptable limits.

16. ES7 Brief description of key modifying factors

Table ES.7a to ES.7c provides details of the Mineral Resource modifying factors and Table ES.7d to ES.7f details of the Mineral Reserve modifying factors.

Table ES.7a: Mineral Resource modifying factors for Beatrix

Element	Unit	
Mineral Resource Gold Price	**(USD/oz)**	1 650
Mineral Resource Gold Price	**(ZAR/kg)**	420 000
Mineral Resource Pay Limit	**(cm.g/t)**	870
Block Width	**(cm)**	166

(1) Resource block width inclusive of below infrastructure area in total.

Table ES.7b: Mineral Resource modifying factors for Driefontein

Element	Unit	
Mineral Resource Gold Price	**(USD/oz)**	1 650
Mineral Resource Gold Price	**(ZAR/kg)**	420 000
Mineral Resource Pay Limit	**(cm.g/t)**	1 220
Block Width	**(cm)**	163

Table ES.7c: Mineral Resource modifying factors for Kloof

Element	Unit	
Mineral Resource Gold Price	(USD/oz)	1 650
Mineral Resource Gold Price	(ZAR/kg)	420 000
Mineral Resource Pay Limit	(cm.g/t)	1 360
Block Width	(cm)	164

Table ES.7d: Mineral Reserve modifying factors for Beatrix

Element	Unit	Beatrix
Mineral Reserve Gold Price	(USD/oz)	1 500
Mineral Reserve Gold Price	(ZAR/kg)	380 000
Mineral Reserve Pay Limit	(cm.g/t)	970
Mined Value	(cm.g/t)	1 045
Mine Call Factor	(%)	77
Block Factor	(%)	100
Shortfall	(%)	4
Stoping Width	(cm)	166
Conversion Ratio	(No.)	1.20
Mill Width	(cm)	200
Plant Recovery	(%)	95.5

Table ES.7e: Mineral Reserve modifying factors for Driefontein

Element	Unit	
Mineral Reserve Gold Price	(USD/oz)	1 500
Mineral Reserve Gold Price	(ZAR/kg)	380 000
Mineral Reserve Pay Limit	(cm.g/t)	1 360
Mined Value	(cm.g/t)	1 866
Mine Call Factor	(%)	80
Block Factor	(%)	99
Shortfall	(%)	14
Stoping Width	(cm)	155
Conversion Ratio	(ratio)	1.29
Mill Width	(cm)	201
Plant Recovery Factor	(%)	97

Table ES.7f: Mineral Reserve modifying factors for Kloof

Element	Unit	
Mineral Reserve Gold Price	**(USD/oz)**	1 500
Mineral Reserve Gold Price	**(ZAR/kg)**	380 000
Mineral Reserve Pay Limit	**(cm.g/t)**	1 500
Mined Value	**(cm.g/t)**	2 048
Mine Call Factor	**(%)**	81
Block Factor	**(%)**	98
Shortfall	**(%)**	14
Stoping Width	**(cm)**	157
Conversion Ratio	**(ratio)**	1.28
Mill Width	**(cm)**	201
Plant Recovery Factor	**(%)**	97

17. ES8 Brief description of key environmental issues

Beatrix Gold Mine

The key environmental issues are discussed below, along with any associated liabilities (items for which a monetary value can be determined) and risks (items where levels of uncertainty are significant so that no monetary value can be applied). Risks or liabilities, that would generally be addressed in terms of accepted environmental practice and which do not have significant cost implications, have not been discussed. Comments are made relating to the nature of the risk/liability, the level of uncertainty and the manner in which it has been addressed e.g. estimated cost, contingency item or flagged for future consideration.

At Beatrix Gold Mine, the deep fossil water aquifer is being dewatered and indications are that water rebound will be significantly below ground level. This, and the fact that there is little or no-recharge from surface, is taken to mean that the mine will not decant post closure. Beatrix Gold Mine has committed to conduct a study closer to mine closure to confirm the validity of these assumptions. In addition, Beatrix Gold Mine has also committed to install Shaft plugs on all Shafts at closure as precautionary measures to further minimise decant potential.

This saline fossil water has an elevated sodium chloride marine signature. For safety and access purposes this water is pumped to surface and evaporated in a series of ponds. Systems are in place that captures the majority of the seepage from these ponds and this is deemed an adequate intervention measure by the Department of Water Affairs ("DWA").

A consultant has developed a ground water management model that will assist in pollution plume prediction and the evaluation of the effectiveness of ground water management interventions. The recommendations of this report are currently being implemented.

At the Boschluis Spruit, seepage from the evaporation ponds impacts on the water quality in the Spruit. Geophysical and geohydrological surveys were conducted to determine the preferential flow paths and recommend possible remedial actions. After Beatrix Gold Mine obtained the required regulatory approval, appropriate remedial actions were implemented. The water quality at the compliance monitoring point has improved, and is currently within the compliance limits.

The compliance monitoring point in the Theron Spruit is shared by the three mines in the catchment, i.e. Beatrix Gold Mine, Joel Mine and Petra Diamonds. Compliance to the water quality objective in the Spruit has also not been achieved mainly due to the fact that Petra Diamonds is discharging very poor quality excess fissure water into the Spruit. The DWA is aware of the matter and has raised the issue with Star Diamonds.

Beatrix is on track with the project that will implement continuous water quality monitoring in the two Spruits, sewage discharges points and other strategic locations during the latter part of 2012. This will enable the operation to obtain real time water quality data and water levels of the critical monitoring points and will enhance our ability to pro-actively address any potential water quality issue. This will also become a condition in the mine's water use licence once issued.

Beatrix has submitted its Integrated Water Use Licences Application ("IWULA") to the Department of Water Affairs' regional office in Bloemfontein on 12 October 2011. Although the Department was instructed by the Minister to expedite the water licence application process, this process might still take several years. The Regional DWA office has committed to fast track the process. Several interactions with the Department took place during the year and currently there are no outstanding issues from the mine's side.

Beatrix Gold Mine is still interested in pursuing the option of the desalination of the underground water, although the brine disposal remains the major stumbling block as it is still very expensive. The philosophy of this project is that it will allow the mine to re-use, rather than evaporate, the saline water pumped from underground and in the medium to long-term this could result in a cost saving to Beatrix Gold Mine as it will negate the need to purchase potable water and reduce the costs associated with DWA's proposed waste discharge charge system and the longer-term post closure liabilities.

Although there are some visual signs of acid rock drainage ("ARD") at the Beatrix's tailings dams, the boreholes around the dams are not reflecting the presence of ARD in the groundwater. Gold Fields has initiated a comprehensive acid rock drainage study at all its residue deposits, initially focusing on slimes dams. Phase one and two of the study have been completed, indicating that Beatrix Gold Mine has a fairly high acid generation potential from the slimes dams. Phase three of the study, which evaluated the potential for ARD generation from the waste rock dumps was completed in C2011.

Dust could be a problem at the TSF, due to dry side slopes and berms. However, three of the dams are operational and hence the tops are wet, inhibiting dust liberation. Additional measures to curb dust liberation at the Beatrix No. 1 TSF, which is currently not in use, include management plans to prevent driving on the benches of the dam, evaluating the possibility of utilising dust screens and experimenting with dust suppressants. The top area of the dam has also been ridge ploughed, which proved to be very successful. In compliance with the National Environmental Management Air Quality Act, Beatrix Gold Mine installed multi-directional dust monitoring buckets. All dust fall out results received were well below the action level of 1 200 mg/m²/day for industrial areas. Dump quartzite comprises less than 15% of the total dust for all the results received.

Slimes dam rehabilitation proved to be very challenging due to acidic and highly saline conditions on the dams. The initial research study planned at Beatrix to develop a slimes dam rehabilitation methodology for sustainable closure was expanded to include the other South African operations. The Gold Fields TSF cover design study commenced in C2011. The initial field trials will be conducted at Beatrix and will commence in 2013.

Beatrix Gold Mine flushes methane, arising naturally from the geology, from the workings and discharges it through up-cast Shafts and old exploration boreholes straight into the atmosphere. Although the emissions to atmosphere could represent a risk to Beatrix Gold Mine, in terms of the Kyoto Conventions, subsequent capture presented an opportunity in terms of carbon trading. To utilise this opportunity, Beatrix Gold Mine, in conjunction with external partners initiated a project to generate electricity from the methane and obtain carbon credits for the destruction of this greenhouse gas. The Environmental Management Programme ("EMP") for the electricity generation from the methane from underground and the flaring of methane from some surface exploration boreholes was approved by the DMR. The project has started with flaring early in C2011. The mine is planning to expand this project to the No. 4 Shaft operation as well. The environmental authorisation process for the latter project has already started.

As part of its ISO 14001 system, Beatrix Gold Mine has closure costing procedures, closure cost estimates and closure strategies. Closure issues are addressed to a certain extent in the EMPR's and also in the recently compiled interim mine closure plan. Golder and Associates assisted the mine in compiling the initial document which was updated in 2012.

An independent consultant was tasked to review Beatrix Gold Mine's closure liabilities in February 2006, as the level of detail in the previous closure cost estimate was not considered to be sufficient to stand alone in terms of the DMR's new Financial Provision Guidelines. Since then, Beatrix Gold Mine has updated these figures regularly. The latest formal estimate was completed in December 2011. The estimate in this document is the December 2011 figure inflated by 6%. The DMR has accepted a financial guarantee as a mechanism to provide for the current shortfall in the rehabilitation trust fund. That mechanism has been successfully implemented.

Once operations cease there is a risk of negative impacts on the local socio-economic status of the area. Beatrix Gold Mine has been proactive in investigating and developing alternative economic opportunities for the Beatrix area, with an emphasis on agricultural based industries. The Glen Ross alternative livelihood project has been terminated due to the fact that the project could not demonstrate long-term economical viability.

Independent legal auditors and technical specialists conducted an environmental due diligence and the major issues raised were non-compliances to GN704 of the National Water Act. These issues relate to containment of polluted water, diversion of clean storm water, lack of pumping capacities to contain polluted water, trenches not cleaned regularly, seepage from the effluent disposal system, no dust monitoring system, access control, use of waste rock for road building purposes and fencing. All the outstanding issues have been addressed in C2011.

The Mine has determined the quantum for rehabilitation and closure. A Rehabilitation Trust Fund is in place. The closure provisions are reviewed on annual basis. The closure liability is R380 million and as at 31 August 2012, an amount of R226 million has already been allocated to the fund.

Driefontein Gold Mine

The key environmental issues are discussed below, along with any associated liabilities (items for which a monetary value can be determined) and risks (items where levels of uncertainty are significant so that no monetary value can be applied). Risks or liabilities, that would generally be addressed in terms of accepted environmental practice and which do not have significant cost implications, have not been discussed. Comments are made relating to the nature of the risk/liability, the level of uncertainty and the manner in which it has been addressed e.g. estimated cost, contingency item or flagged for future consideration.

All EMPR's were approved by the DME in 1996. Conversion to new order rights in terms of the Mineral and Petroleum Resources Development Act (2004) has been completed, and the new order/converted mining right for Driefontein (GP30/5/1/2/2(51) MR) was issued on 30 January 2007. Driefontein also received its approved Social and Labour plan in January 2007. The SLP for the new cycle (2012 – 2016) was submitted to the DMR in June 2012. Comments on/approval of the new SLP from the DMR is awaited. The Implementation Report for the 2007 – 2011 SLP cycle was submitted to the DMR in June 2012. Annually, the SLP implementation plan and annual reports are submitted to the DMR.

The Driefontein EMPR and all its amendments, approved and issued in terms of the Minerals Act, was recently updated and converted into an EMP in terms of the MPRDA. The DMR has approved the new Driefontein EMP in February 2012.

A Water Use Licence was issued by the Department of Water Affairs during October 2010. The Mine has, however, requested from the Department written reasons on certain aspects of the Licence with regard to conditions and omissions. This process is still ongoing, and external legal advisors have been sourced to assist with the resolution of these issues.

The Mine has a Certificate of Registration ("CoR") from the National Nuclear Regulator ("NNR") with respect to being in possession and handling of radioactive material. To maintain this certificate, the mine must ensure compliance that is assessed by the NNR, who conduct regular audits and inspections. Public safety assessments, surface safety assessments (for staff) and underground safety assessments have been completed. Over the past few years several concerns have been expressed about the radioactive and heavy metal contamination of the Wonderfonteinspruit Catchment Area ("WCA").

The main source of pollution has been attributed to the diffuse and direct discharge from more than a hundred years of gold and uranium mining facilities in the area. The concerns have been discussed and reviewed in the context of scientific reports compiled by research institutions, industry specialists and regulators. One of the main challenges facing both industry and regulators is the complexity of the catchment in terms of the long-term legacy. The Wonderfonteinspruit/Loopspruit Water Forum has been rejuvenated with the aim of establishing a sustainable management plan for the catchment. The forum provides for representation of all relevant stakeholders and the Mines form part of this Forum.

Driefontein has a sustainable development department, responsible for operational issues pertaining to the natural environment, social environment and stakeholder engagement. The operational SD team is assisted by the regional sustainable development ("SD") team, who is also responsible for setting the strategic direction for sustainable development at the operation and within the South African Region. Driefontein has been certified to be in compliance with ISO14001:2004 standard. A recertification audit, done by an independent internationally accredited certification body, was conducted in September 2011 and Driefontein was recommended to be compliant, as part of a South Africa Region ISO 14001 re-certification, which is valid for three years (August 2014). The first ISO 14001 surveillance audit for Driefontein was conducted in September 2012, and while there were some minor non-conformances at Driefontein, the overall regional system was found to be suitable, adequate and effective. The frequency of the surveillance audit might be changed from annually to six months.

Some of the salient environmental and regulatory issues at Driefontein include:

• Water use licence to be re-negotiated and re-issued;
• Atmospheric Emissions Licensing ("AEL") process in progress; and
• Applications for waste management licences in progress.

The Wonderfonteinspruit remains an area of concern and the level of activism is being managed on an ongoing basis. The Department of Water Affairs ("DWA") has finalised its Specialist Task Team report, Radiation Action Plan ("RAP"). A Committee has been constituted to oversee the rehabilitation process. The current focus remains proactive engagement in an effort to identify new issues and to manage the existing issues.

The Mine has determined the quantum for rehabilitation and closure. A Rehabilitation Trust Fund is in place. The closure provisions are reviewed on annual basis. The closure liability is R839 million as at 31 August 2012, an amount of R528 million has already been allocated to the fund.

Kloof Gold Mine

The key environmental issues are discussed below, along with any associated liabilities (items for which a monetary value can be determined) and risks (items where levels of uncertainty are significant so that no monetary value can be applied). Risks or liabilities, that would generally be addressed in terms of accepted environmental practice and which do not have significant cost implications, are not discussed. Comments are made relating to the nature of the risk/liability, the level of uncertainty and the manner in which it has been addressed e.g. estimated cost, contingency item or flagged for future consideration.

Applications for conversion to new order rights in terms of the MPRDA have been approved (No. 44/2007MRC) and are valid until 29 January 2027. Kloof received its approved Social and Labour Plan in January 2007. The SLP for the new cycle (2012 – 2016) was submitted to the DMR in June 2012.

All existing lawful water uses have been registered in accordance with NWA requirements.

The mine has a CoR from the NNR (CoR 70) with respect to being in possession and handling of radioactive material.

KDC has a Sustainable Development team who are supported by specialist assistance from the Regional Office at Libanon. Kloof and Driefontein, now part of KDC, have been certified to be in compliance with the ISO14001:2004 standard. An independent internationally accredited certification body conducted the certification. Quarterly, internal audits of all management units are performed. Bi-annual external surveillance audits are conducted for ongoing verification of conformance.

As part of its ISO system, Kloof has closure costing procedures, closure cost estimates and closure strategies.

All EMP's were approved by the DMR in February 2012 and are fully aligned with the requirements of the MPRDA. The new EMP is extensively supported by the ISO 14001 system, which effectively manages the yearly operational requirements. In accordance with the requirements of the MPRDA and in line with the Income Tax Act, trust funds have been set up into which contributions are being made for mine closure. Interim closure management plans have been finalised; however the closure plans will be reviewed annually to ensure that it remains within the long term sustainable closure framework.

The Mine has determined the quantum for rehabilitation and closure. A Rehabilitation Trust Fund is in place. The closure provisions are reviewed on annual basis. The closure liability is R640 million and as at 31 August 2012, an amount of R508 million has already been allocated to the fund.

18. ES9 Mineral Resource and Reserve statement

Refer to Tables ES.9a to ES.9d for the Mineral Resource statement at 31 December 2012 for each of the operations.

Table ES.9a: Beatrix Gold Mine Mineral Resource at 31 December 2012

	Tonnes (Mt)		Grade (g/t)		Gold ('000 oz)	
Classification	Dec 12	Dec 11	Dec 12	Dec 11	Dec 12	Dec 11
Underground						
Measured	18.5	20.5	7.1	6.9	4 252	4 555
Indicated (AI)	13.2	30.2	7.2	6.2	3 053	5 980
Indicated (BI)	5.4	–	5.7	–	981	–
Inferred (AI)	–	2.8	–	6.4	–	585
Inferred (BI)	–	–	–	–	–	–
Total Underground	**37.2**	**53.5**	**6.9**	**6.5**	**8 286**	**11 120**
Total (AI)	**32.4**	**53.5**	**7.0**	**6.5**	**7 305**	**11 120**
Total (BI)	**5.4**	**–**	**5.7**	**–**	**981**	**–**
Surface Stockpiles						
Indicated Surface Dumps	11.7	12.4	0.4	0.4	148	156
Grand total	**48.9**	**65.9**	**5.4**	**5.3**	**8 434**	**11 276**

1. Mineral Resource is not Mineral Reserve and does not have demonstrated economic viability.
2. Mineral Resource has been reported in accordance with the classification criteria of the SAMREC Code.
3. Mineral Resource is reported inclusive of Mineral Reserve.
4. Mineral Resource is calculated at ZAR420 000/kg.
5. AI = Above Infrastructure.
6. BI = Below Infrastructure.

Table ES.9b: Driefontein Mineral Resource at 31 December 2012

	Tonnes (Mt)		Grade (g/t)		Gold ('000 oz)	
Classification – Gold	Dec 12	Dec 11	Dec 12	Dec 11	Dec 12	Dec 11
Underground						
Measured	22.7	20.2	13.9	14.3	10 177	9 312
Indicated (AI)	10.7	14.5	12.0	12.0	4 147	5 595
Indicated (BI)	26.3	31.6	9.2	9.9	7 775	10 092
Inferred (AI)	0.0	0.0	0.0	0.0	0	0
Inferred (BI)	0.0	0.0	0.0	0.0	0	0
Total Underground	**59.7**	**66.3**	**11.5**	**11.7**	**22 099**	**24 999**
Total (AI)	**33.4**	**34.7**	**13.3**	**13.4**	**14 324**	**14 907**
Total (BI)	**26.3**	**31.6**	**9.2**	**9.9**	**7 775**	**10 092**
Surface Stockpiles						
Indicated Surface Dumps	5.9	6.9	0.7	0.6	142	142
Measured Surface Tailings*	121.2	121.2	0.4	0.4	1 516	1 516
Total Surface	**127.2**	**128.1**	**0.4**	**0.4**	**1 658**	**1 658**
Total Measured and Indicated Resource	**186.9**	**194.4**	**4.0**	**4.3**	**23 757**	**26 657**

1. Mineral Resource is not Mineral Reserve and does not have demonstrated economic viability.
2. Mineral Resource has been reported in accordance with the classification criteria of the SAMREC Code.
3. Mineral Resource is reported inclusive of Mineral Reserve.
4. Mineral Resource is calculated at ZAR420 000/kg.
5. AI = Above Infrastructure.
6. BI = Below Infrastructure.

* The Resources are based on the pre-feasibility study conducted by Minxcon in 2012 and requires waste stripping in certain dumps.

Table ES.9c: Kloof Mineral Resource at 31 December 2012

	Tonnes (Mt)		Grade (g/t)		Gold ('000 oz)	
Classification	Dec 12	Dec 11	Dec 12	Dec 11	Dec 12	Dec 11
Underground						
Measured	16.9	15.1	14.5	17.3	7 883	8 396
Indicated (AI)	48.3	45.0	7.7	7.7	11 971	11 196
Indicated (BI)	20.4	17.1	15.4	17.0	10 088	9 341
Inferred (AI)	–	–	–	–	–	–
Inferred (BI)	17.7	17.5	16.8	16.9	9 552	9 502
Total Underground	**103.3**	**94.7**	**11.9**	**12.6**	**39 494**	**38 435**
Total (AI)	**65.2**	**60.1**	**9.5**	**10.1**	**19 854**	**19 592**
Total (BI)	**38.1**	**34.6**	**16.0**	**16.9**	**19 640**	**18 843**
Surface Stockpiles						
Indicated Surface Dumps	17.3	8.0	0.6	0.7	342	185
Measured Surface Tailings*	250.4	250.4	0.3	0.3	2 219	2 219
Total Surface	**267.7**	**258.4**	**0.3**	**0.3**	**2 561**	**2 404**
Total Measured, Indicated and Inferred Resource	**371.0**	**353.1**	**3.5**	**3.6**	**42 055**	**40 839**

1. Mineral Resource is not Mineral Reserve and does not have demonstrated economic viability.
2. Mineral Resource has been reported in accordance with the classification criteria of the SAMREC Code.
3. Mineral Resource is reported inclusive of Mineral Reserve.
4. Mineral Resource is calculated at ZAR420 000/kg.
5. AI = Above Infrastructure.
6. BI = Below Infrastructure.

* The Resources are based on the pre-feasibility study conducted by Minxcon in 2012 and requires waste stripping in certain dumps.

Refer to Table ES.9d for the combined Mineral Resource statement at 31 December 2012 for GFIMSA.

Table ES.9d: GFIMSA combined Mineral Resource at 31 December 2012

	Tonnes (Mt)		Grade (g/t)		Gold ('000 oz)	
Classification	Dec 12	Dec 11	Dec 12	Dec 11	Dec 2	Dec 11
Underground						
Measured	58.1	55.8	11.9	12.4	22 312	22 263
Indicated (AI)	72.2	89.7	8.3	7.9	19 171	22 771
Indicated (BI)	52.1	48.7	11.3	12.4	18 844	19 433
Inferred (AI)	–	–	–	6.4	–	585
Inferred (BI)	17.7	17.5	16.8	16.9	9 552	9 502
Total Underground	**200.1**	**214.5**	10.9	10.7	**69 879**	**74 554**
Total (AI)	**130.3**	**148.3**	**9.9**	**9.6**	**41 483**	**45 619**
Total (BI)	**69.8**	**66.2**	**12.7**	**13.6**	**28 396**	**28 935**
Surface Stockpiles						
Indicated Surface Dumps	34.9	27.3	0.5	0.5	632	483
Measured Surface Tailings*	371.6	371.6	0.3	0.3	3 735	3 735
Total Surface	**406.5**	**398.9**	**0.3**	**0.3**	**4 367**	**4 218**
Total Measured, Indicated and Inferred Resource	**606.6**	**613.4**	**3.8**	**4.0**	**74 246**	**78 772**

1. Mineral Resource is not Mineral Reserve and does not have demonstrated economic viability.
2. Mineral Resource has been reported in accordance with the classification criteria of the SAMREC Code.
3. Mineral Resource is reported inclusive of Mineral Reserve.
4. Mineral Resource is calculated at ZAR420 000/kg.
5. AI = Above Infrastructure.
6. BI = Below Infrastructure.

Refer to Table ES.9e to ES.9k for the GFIMSA Mineral Reserve statement at 31 December 2012 and reconciliations for changes in the Mineral Reserves for each of the mines.

Table ES.9e: Beatrix Gold Mine Mineral Reserve at 31 December 2012

	Tonnes (Mt)		Head Grade (g/t)		Gold ('000 oz)	
Classification	Dec 12	Dec 11	Dec 12	Dec 11	Dec 12	Dec 11
Underground						
Proved	9.6	23.4	4.7	4.6	1 462	3 437
Probable (AI)	14.4	10.5	4.0	4.3	1 859	1 465
Probable (BI)	–	–	–	–	–	–
Total Underground	**24.0**	**34.0**	**4.3**	**4.5**	**3 321**	**4 901**
Surface						
Probable Surface Dumps	4.0	5.5	0.3	0.3	37	57
Total Surface	**4.0**	**5.5**	**0.3**	**0.3**	**37**	**57**
Grand total	**28.0**	**39.5**	**3.7**	**3.9**	**3 357**	**4 958**

1. Mineral Reserve has been reported in accordance with the classification criteria of the SAMREC Code.
2. Mineral Reserve is calculated at ZAR380 000/kg.
3. AI = Above Infrastructure.
4. BI = Below Infrastructure.

Table ES.9f: Beatrix Gold Mine Mineral Reserve Reconciliation at 31 December 2012

	Ounces (Moz)
LoM 2012	**4.96**
2012 Actual and Forecast Depletion	(0.33)
Post Depletion LoM	**4.63**
Exclusions[1]	(1.03)
Decrease in Value	(0.08)
Decrease in MCF	(0.16)
Decrease in Surface Sources	(0.01)
LoM 2013	**3.357**

1. Excluding Southwest corner, North Block, 22C2N, Decrease in C4 South and Syncline area.

Table ES.9g: Driefontein Gold Mine Mineral Reserve at 31 December 2012

	Tonnes (Mt)		Head Grade (g/t)		Gold ('000 oz)	
Classification	Dec 12	Dec 11	Dec 12	Dec 11	Dec 12	Dec 11
Underground						
Proved	7.1	10.9	7.9	7.7	1 802	2 693
Probable (AI)	10.5	15.6	7.2	7.4	2 424	3 689
Total (AI)	17.5	26.5	7.5	7.5	4 226	6 382
Probable (BI)	–	–	–	–	–	–
Total Underground	**17.5**	**26.5**	**7.5**	**7.5**	**4 226**	**6 382**
Surface						
Probable Surface Dumps	5.9	6.9	0.7	0.6	142	142
Proved Surface Tailings*	–	91.9	–	0.4	–	1 299
Total Surface	**5.9**	**98.8**	**0.7**	**0.5**	**142**	**1 441**
Total Underground and Surface Sources	**23.5**	**125.3**	**5.8**	**1.9**	**4 369**	**7 823**

1. Mineral Reserve has been reported in accordance with the classification criteria of the SAMREC Code.
2. Mineral Reserve is calculated at ZAR380 000/kg.
3. AI = Above Infrastructure.
4. BI = Below Infrastructure.

Table ES.9h: Driefontein Gold Mine Mineral Reserve Reconciliation at 31 December 2012

	Ounces (Moz)
LoM 2012	**6.52**
2012 Actual and Forecast Depletion	(0.49)
Post Depletion LoM	**6.04**
Changes in Geological Structure, Decrease in Value[1]	(0.20)
Decrease MCF and Introduction of Mining Factor[2]	(0.36)
Exclusions of Minor Pillar	(0.11)
Exclusion (Feasibility Study not Finalised)	(0.56)
Evaluation Changes	(0.15)
Exclusions due to Economics – exclusions of 6 and 8 Shaft	(0.40)
Old Gold Inclusion	0.02
Inclusion of Surface Dumps Following Sampling	0.09
LoM 2013[3]	**4.37**

1. Areas excluded due to change in geology, lower average value mined (-3%) and lower MCF (-8%).
2. 10% Drop in MCF and introduction of 2% Mining Factor offset by higher average value (+4%) and additional areas.
3. The surface tailings have been excluded pending the finalisation of the pre-feasibility study joint venture with Gold One.

Table ES.9i: Kloof Gold Mine Mineral Reserve at 31 December 2012

	Tonnes (Mt)		Head Grade (g/t)		Gold ('000 oz)	
Classification	**Dec 12**	**Dec 11**	**Dec 12**	**Dec 11**	**Dec 12**	**Dec 11**
Underground						
Proved	10.8	12.0	9.8	7.8	3 421	3 021
Probable (AI)	9.6	15.8	6.6	7.7	2 041	3 930
Total (AI)	20.5	27.8	8.3	7.8	5 462	6 951
Probable (BI)	–	–	–	–	–	–
Total Underground	**20.5**	**27.8**	**8.3**	**7.8**	**5 462**	**6 951**
Surface						
Probable Surface Dumps	17.3	8.0	0.6	0.7	342	185
Proved Surface Tailings*	–	155.3	–	0.3	–	1 618
Total Surface	**17.3**	**163.3**	0.6	0.3	**342**	**1 803**
Total Underground and Surface Sources	**37.8**	**191.1**	**4.8**	**1.4**	**5 804**	**8 754**

1. Mineral Reserve has been reported in accordance with the classification criteria of the SAMREC Code.
2. Mineral Reserve is calculated at ZAR380 000/kg.
3. AI = Above Infrastructure.
4. BI = Below Infrastructure.

* The Surfce Tailings have been excluded pending the finalisation of the pre-feasibility study/joint venture with Gold One.

Table ES.9j: Kloof Gold Mine Mineral Reserve Reconciliation at 31 December 2012

	Ounces (Moz)
LoM 2012	**7.14**
2012 Actual and Forcast Depletion	(0.56)
Post Depletion LoM	**6.57**
46 Level Exclusions – timing	(0.35)
Other Exclusions[1]	(0.31)
Drop in Average Value[2]	(0.22)
Reduction in MCF[3]	(0.09)
Inclusion of Surface Dumps Following Sampling	0.20
LoM 2013[4]	**5.80**

1. -0.4Moz excluded from K1 and K8. Balance from additions and exclusions at other shafts.
2. 5% Mining Factor introduced at K1 and K3, drop in average value mined at K1, K2 and K7.
3. Drop in MCF at K1, K3, K7 and K8.
4. The surface tailings have been excluded pending the finalisation of the pre-feasibility study joint venture with Gold One.

Table ES.9k: GFIMSA Combined Mineral Reserves at 31 December 2012

	Tonnes (Mt)		Head Grade (g/t)		Gold ('000 oz)	
Classification	Dec 12	Dec 11	Dec 12	Dec 11	Dec 12	Dec 11
Underground						
Proved	27.54	46.3	7.5	6.1	6 685	9 151
Probable (AI)	34.5	41.9	5.7	6.7	6 324	9 084
Total (AI)	**61.94**	**88.3**	**6.5**	**6.4**	**13 009**	**18 234**
Probable (BI)	–	–	–	–	–	–
Total Underground	**62**	**88.3**	**6.5**	**6.4**	**13 009**	**18 234**
Surface						
Probable	27.2	20.4	0.6	0.6	521	384
Proved	–	247.2	–	0.4	–	2 917
Total Surface	**27.2**	**267.6**	**0.6**	**0.4**	**521**	**3 301**
Total Underground and Surface	**89.3**	**355.9**	**4.7**	**1.9**	**13 530**	**21 535**

19. ES10 Competent Person Validation

The individuals who are listed in Table ES.10 have extensive experience in the mining industry and are members in good standing of appropriate professional institutions.

Table ES.10 Competent Persons

Designation	Incumbent	Professional Registration & Number and Qualifications	Experience Years	Key Responsibilities	Signature
Chairman & Corporate Consultant	Roger Dixon	Pr Eng (South Africa), 20000060 (Hon Life Fellow) SAIMM Committee Member SAMREC / SAMVAL SA Representative CRIRSCO	40	Competent Person Reserves and Overall Competent Person	
Senior Consultant	Andrew van Zyl	Economics Society of South Africa, 2006 – 2009 International Health Economics Association, 2006 – 2008 MSAIMM	12	Competent Person Valuation	
Principal Geologist	Victor Simposya	Pr Sci Nat, South Africa, 400052/03 Member, SAIMM	31	Competent Person Resources	

20. ES11 Summary valuation table

Risk assessment

Table ES.11a provides details of the financial risks identified and the mitigation measures for the identified risks.

Table ES.11a: Financial risks

Risks	Mitigation measure/s
Price Risk (Reserve Risk) – Revenue	– Assessed the prices using various sensitivities (-25% to +25%) – The forecast price is consistent with the 36-month rolling average gold price
Economic Viability Risk (Reserve Risk) – Operating Costs	– Assessed the Operating Costs using various sensitivities (-10% to +25%)
Economic Viability Risk (Reserve Risk) – Capital Expenditure	– Assessed the Capital Expenditure using various sensitivities (-10% to +25%)

The above ranges are suggested by SRK for all three operations, the reserves reported in the Executive summary used the below stated ranges.

- Beatrix used -25% to +25% for Revenue over 12-month rolling average gold price, the same ranges were used for Operating costs and Capital Expenditure.
- Driefontein used -10% to +25% for Revenue over 12-month rolling average gold price and used -7.5% to +15% for Operating Cost and capital Costs.
- Kloof used -10% to +10% for Revenue over 36-month rolling average gold price, -20% to +20% Operating Costs and applied 12% SIB capital on Capital Costs.

Technical risks across operations

The following technical, human resource, safety and health, and environmental and social risks were identified:

- Industrial unrest;
- Potential mine accidents to employees;
- Power availability and cost increases;
- Safety related stoppages, including stoppages by the DMR;
- Potential flammable gas explosions and underground fires;
- Age of mining equipment, which could hinder productivity;
- Potential underground fires;
- Potential loss of Shaft due to major incidents;
- Occupational illnesses;
- Social and Labour plan delivery;
- Increase in ESKOM electricity cost;
- Increase in electrical load in metallurgical plants;
- Breakdowns related to ageing infrastructure;
- Theft of gold and copper;
- Water pollution (legislative non-compliance);
- Not achieving operating plans;
- Lack of mining flexibility due to ore reserve development being behind;
- The availability and quality of staff; and
- The presence of smectite clay in the argillaceous footwall quartzites at Beatrix West.

The management teams on the mines have identified mitigation measures for each of the risks mentioned above.

Summary valuations – cash flow approach

The summary valuations for the cash flow approach are based on the following:
- The cash flow approach in terms of the SAMVAL Code; and
- Balance sheet adjustments to account for the cash position at the valuation date.

The summary valuations for GFIMSA exclude any impact of Secondary Taxation on Companies. Note that the discount rate is a real rate. The weighted average cost of capital (used as the discount rate) has been determined as follows:

Table ES.11b: GFIMSA: WACC Calculations

Parameter	Units	
Assumptions		
Corporate Tax Rate	**(%)**	28%
Inflation rate – long term	**(%)**	5.50%
Debt as % of capital	(%)	13.10%
Common Equity as % of capital	(%)	86.90%
Cost of Debt		
Pre-tax cost of debt – long term	**(%)**	9.58%
Less: tax shield	**(%)**	
Cost of debt	**(%)**	**6.90%**
Cost of Common Equity		
Risk-free rate	**(%)**	6.63%
Risk Premium	(%)	
Country Risk	**(%)**	0.00%
Beta-weighted market risk premium		
– Equity market risk premium	**(%)**	5 – 6%
– Beta (From Bloomberg)	(%)	0.84%
Cost of equity	**(%)**	**10.8 – 11.7%**
Weighted Average Cost of Capital		
WACC (Nominal)	**(%)**	**10.3 – 11.1%**
WACC (Real)	**(%)**	**4.6 – 5.3%**

A WACC of 5%, in the middle of the above range, has been selected for the evaluation. The resulting valuation at a range of prices is shown in Tables ES.11 c-f. The base price used for the DCF valuation is the three-year trailing average of R380 000, also used for the Mineral Reserve determination.

Table ES.11c: Beatrix Gold Mine: DCF Valuation Range at ZAR/kg Gold Prices at 5% Discount Rate (Post Tax)

	Sensitivity Range				
Long Term Price (ZAR/kg)-Real	-10%	-5%	380 000	5%	10%
	(ZARm)	**(ZARm)**	**(ZARm)**	**(ZARm)**	**(ZARm)**
Value of Beatrix Mine	923	2 068	3 059	3 973	4 887

Table ES.11d: Driefontein Gold Mine: DCF Valuation Range at ZAR/kg Gold Prices at 5% Discount Rate (Post Tax)

	Sensitivity Range				
Long Term Price (ZAR/kg)– Real	-10%	-5%	380 000	5%	10%
	(ZARm)	**(ZARm)**	**(ZARm)**	**(ZARm)**	**(ZARm)**
Value of Driefontein	-417	2 495	3 745	4 992	7 556

Table ES.11e: Kloof Gold Mine: DCF Valuation Range at ZAR/kg Gold Prices at 5% Discount Rate (Post Tax)

	Sensitivity Range				
Long Term Price (ZAR/kg)– Real	-10%	-5%	380 000	5%	10%
	(ZARm)	**(ZARm)**	**(ZARm)**	**(ZARm)**	**(ZARm)**
Value of Kloof Mine	559	4 023	5 638	7 161	10 360

Table ES.11f: Consolidated GFIMSA DCF Valuation Range at ZAR/kg Gold Prices at 5% Discount Rate (Post Tax)

	Low	Preferred	High
Long-Term Price (ZAR/kg) – Real	361 000	380 000	399 000
	(ZARm)	**(ZARm)**	**(ZARm)**
Value of Operations			
Beatrix	2 068	3 059	3 973
Kloof	4 023	5 638	7 161
Driefontein	2 495	3 745	4 992
Adjustments			
Net cash position[(1)]	(2 980)	(2 980)	(2 980)
Summary Valuation	5 606	9 462	13 146

(1) Net cash position envisaged based on current position.

The value of GFIMSA is very sensitive to the price of gold. The current price is substantially higher than the three-year trailing average price. Using the three-year trailing average price as the base price with a 5% variation gives a range (when taking the projected net debt position of the company into account) of ZAR5.6 billion to ZAR13.1 billion. Increasing the price assumption to ZAR420 000/kg would realise a value in excess of ZAR22 billion at the current WACC.

Market Comparative Approach

For the Market/Sales Comparative approach SRK utilised the Metals Economics Group's database (refer to Table ES.11g) of recent, completed and in progress transactions of gold companies in South Africa. The weighted average price of the recent transactions was calculated at US$26.20/oz for Mineral Resource ounces.

Table ES.11g: Metals Economics Group ©

Project Assessed	Transaction Status	Value of 100%	Commodity/ Status	Contained Gold (oz)	Price Paid per Gold oz (US$)
Blyvooruitzicht	In Progress	25.68	Au	25 678 000	1.00
Ezulwini	Completed	70.00	Au, Ur	28 167 000	2.84
Mine Waste Solutions	Completed	335.00	Au, Ur	2 832 000	118.29
Tau Lekoa	In Progress	130.00	Au	11 924 000	10.90
Cooke	Completed	250.00	Au, Ur	13 426 000	18.62
Sub Nigel	Completed	38.40	Au	12 650 000	3.04
Taung Gold Holdings Ltd	Completed	666.67	Au	23 209 000	28.72
Average/Weighted Average				16 840 857	26.20

The table was compiled from transactions in South Africa. South African mining companies tend to have different price multiples from other international companies. The South African mines tend to have larger Mineral Resources and attract lower multiples. This is partly related to the depth of the Mineral Resources and the maturity of the assets.

It is apparent that the total Mineral Resources that would be attributable to the combination of Kloof, Driefontein and Beatrix would exceed that of any of the transactions above and be substantially higher than the average size (approximately five times the average and three times the largest single transaction). It could be expected that a larger company may attract a slightly lower value on a dollar per ounce basis.

Applying the rate of US$26.20 per Mineral Resource ounce to the Mineral Resources of the new consolidated company would imply a valuation of approximately ZAR16.5 billion. Applying the weighted average of US$12.94 implies a valuation of ZAR8.2 billion. This is arguably more appropriate as the average is distorted by the price paid for Mine Waste Solutions.

A further review of listed companies primarily focused on gold mining in South Africa showed the following:

Table ES.11h: Listed South African Gold Companies

	Market Cap	Mineral Resources		EV/Res oz
	ZARbillion	Moz	ZAR/oz	US$/oz
Harmony	33	189	174.60	20.54
Gold One	5.22	31.8	164.39	19.34

Gold One is smaller than the combined operations of Kloof, Driefontein and Beatrix with Harmony being substantially larger. There are a number of other differences between both of these companies but they are considered to represent a reasonable approximation of the possible value of a listing of Kloof, Driefontein and Beatrix. The implied value of a Mineral Resource ounce is approximately US$20.

This is considered a reasonable representation of the value of the Mineral Resources attributable to the GFIMSA mines. AngloGold Ashanti and Gold Fields both trade at approximately three times this value but both these companies have higher Mineral Resource to Mineral Reserve conversion compared to the planned GFIMSA. Both these companies also have substantial production from outside South Africa.

The value for GFIMSA based on a value of US$20 per resource ounce as discussed above is ZAR12.6 billion. This falls within the range defined by the DCF valuations.

Previous valuations

No public domain valuations have been conducted on these operations in the last 48 months.

Conclusion

In considering the valuation ranges for the three operations derived herein, SRK notes the sensitivity of the valuations to the ZAR/kg gold price. Non-achievement of the forecast ZAR/kg gold prices will have a significant effect on the valuation of GFIMSA. The views expressed by SRK in this CPR have been based on the fundamental assumption that the required management resources and proactive management skills will be focused on meeting the LoM plans and production targets provided by GFIMSA.

SRK has conducted a comprehensive review and assessment of all material issues likely to influence the future operations based on information available up to 31 August 2012. The LoM plans as provided to SRK, have been reviewed in detail for appropriateness, reasonableness and viability. Where material differences were found, they were discussed with the operations and adjusted where considered appropriate.

SRK considers the resulting Value Range to be ZAR5.6 to ZAR13.1 billion with a preferred value of ZAR9.5 billion. This range corresponds to a long-term gold price between ZAR361 000/kg and ZAR399 000/kg.

The Value Range is based on sound reasoning, engineering judgement and technically achievable plans, within the context of the specific risks mentioned in Section 15, the general risks associated with the South African mining industry and the information available at the date of publication of this CPR.



srk consulting

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T: +27 (0) 11 441 1111
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Competent Persons' Consent Form

Pursuant to the requirements of Section 12 of the JSE, Clauses 7 to 11 of the 2007 SAMREC Code, and Sarbanes-Oxley Act of 2002 ("SOX") Internal controls

---

Report Description

Competent Persons' Report on the Mining and Exploration Assets of GFIMSA Resources and Reserves

30 October 2012

Statement

I, Roger Dixon confirm that:

- I have read and understood the requirements of the 2007 Edition of the South African Code for Reporting of Exploration Results, Mineral Resources and Mineral Reserves ("2007 SAMREC Code").

- I am a Competent Person as defined by the 2007 SAMREC Code, having at least five years experience which is relevant to the style of mineralisation and type of deposit described in the Report, and to the activity for which I am accepting responsibility for.

- I am registered with the Engineering Council of South Africa ("ECSA"), I am a Fellow of *The Southern African Institute of Mining and Metallurgy* ("SAIMM").

- I have ensured myself that all relevant Sarbanes-Oxley Act of 2002 ("SOX") controls have been adhered and complied to.

- I have reviewed the Report to which this Consent Statement applies.

- I am a full time employee of SRK Consulting.

I verify that the Report is based on and fairly and accurately reflects in the form and context in which it appears, the information in my supporting documentation relating to Exploration Results, Mineral Resources and/or Mineral Reserves

CONSENT

I consent to the release of the Report and this Consent Statement by the directors of:

SRK Consulting…………………………………….........

R. Sixoll   30.10.2012
_____   _____
Signature of Competent Person: Date:

ECSA   20000060
SAIMM   700066
_____   _____
Professional Membership: Membership Number:

[signature]   Livhuwani Maake, Morningside.
_____   _____
Signature of Witness: Print Witness Name and Residence (e.g.
                                        Town/Suburb):

Additional Reports related to the deposit for which the Competent Person signing this form is accepting responsibility:

Appendix A

Appendix B

Appendix C

R. Sixoll   30.10.2012.
_____   _____
Signature of Competent Person: Date:

ECSA   20000060
SAIMM   700066.
_____   _____
Professional Membership: Membership Number:

[signature]   Livhuwani Maake, Morning Side.
_____   _____
Signature of Witness: Print Witness Name and Residence
                                        (eg.Town/Suburb):

Please note: The full CPR will be posted on the company website.

SHAREHOLDERS' RESOLUTIONS

Below is an extract from the resolutions of the shareholder of Sibanye Gold, passed on 21 November 2012 and registered with the CIPC on 27 November 2012:

"**RESOLVED**:

1. **AS SPECIAL RESOLUTION NUMBER 1, THAT** the name of the Company is hereby amended from GFI Mining South Africa Proprietary Limited to Sibanye Gold Proprietary Limited.

2. **AS SPECIAL RESOLUTION NUMBER 2, THAT** having considered the report prepared by the board of directors of the Company in accordance with Regulation 31(7) of the Companies Regulations, 2011 (the "**Regulations**"), each ordinary par value share with a nominal value of R1.00 (one Rand) in the Company's authorised and issued share capital be and is hereby converted into an ordinary no par value share so that following the conversion:

    2.1   the authorised shares of the Company consisting of 1 000 (one thousand) ordinary par value shares of R1.00 (one Rand) each will be converted into 1 000 (one thousand) ordinary shares with no par value; and

    2.2   the issued shares of the Company consisting of 1 000 (one thousand) ordinary par value shares of R1.00 (one Rand) each will be converted into 1 000 (one thousand) ordinary shares with no par value,

    on the basis that the whole of the amounts standing to the credit of the share capital account and the share premium account of the Company be transferred to the stated capital account of the Company.

3. **AS SPECIAL RESOLUTION NUMBER 3, THAT,** subject to Special Resolution Number 2 becoming effective, the Company's authorised share capital be and is hereby increased by the creation of a further 999 999 000 (nine hundred and ninety nine million nine hundred and ninety nine thousand) ordinary no par value shares, each ranking *pari passu* in all respects with the existing no par value shares in the Company's share capital, so as to result in the Company's authorised capital being 1 000 000 000 (one billion) ordinary no par value shares, as reflected in clause 7.1 of the new Memorandum of Incorporation (see special resolution number 4).

4. **AS SPECIAL RESOLUTION NUMBER 4, THAT** in terms of sections 16(1)(c), 16(5)(a) and 65(11) of the Companies Act, No. 71 of 2008, as amended ("**the Companies Act**"), and in order to:

    4.1   give effect to Special Resolutions Numbers 1, 2 and 3 (if they become effective); and

    4.2   convert the Company from a private company to a public company;

    the existing Memorandum of Incorporation of the Company (consisting of a memorandum and articles of association) is substituted with the new Memorandum of Incorporation attached hereto as Annexure "A" and as a consequence the ending expression in the Company's name will change to "Limited" to reflect the conversion of the Company from a private company to a public company, being the category of profit company into which it now falls.

5. **AS SPECIAL RESOLUTION NUMBER 5, THAT,** to the extent required by either or both of sections 44 or 45 of the Companies Act, the Board may, subject to compliance with the requirements of the Companies Act, the Company's Memorandum of Incorporation and the requirements of any recognised stock exchange on which the shares in the capital of the Company may from time to time be listed, authorise the Company to provide direct or indirect financial assistance to any, some or all of its present and future subsidiaries and any other company or entity that is or becomes related or inter-related to the Company, at any time during a period commencing on the date of passing of this resolution and ending at the Company's next Annual General Meeting ("AGM").

6. **AS SPECIAL RESOLUTION NUMBER 6, THAT,** in terms of section 66(9) of the Companies Act, the following remuneration shall be payable to non-executive directors of the Company with effect from 1 January 2013:

	Per annum
The Chair of the Board	R1 500 000
Members of the Board (excluding the Chair of the Board)	R793 000
The Chair of the Audit Committee	R287 000
The Chairs of the Nominating and Governance Committee, Remuneration Committee, Social and Ethics Committee and Safety, Health and Sustainable Development Committee (excluding the Chair of the Board)	R177 000
Members of the Audit Committee (excluding the Chair of the Board)	R149 000
Members of the Nominating and Governance Committee, Remuneration Committee, Social and Ethics Committee and Safety, Health and Sustainable Development Committee (excluding the Chair of the Board)	R112 000

7. **AS SPECIAL RESOLUTION NUMBER 7, THAT,** pursuant to the Company's new Memorandum of Incorporation (see special resolution number 4), the Company or any subsidiary of the Company is hereby authorised by way of a general approval, from time to time, to acquire ordinary shares in the capital of the Company in accordance with the Companies Act and the JSE Limited Listings Requirements ("**Listings Requirements**"), provided that:

    7.1   the number of its own ordinary shares acquired by the Company in any one financial year shall not exceed 20% (twenty per cent) of the ordinary shares in issue at the date on which the Company's ordinary shares are listed on the securities exchange operated by the JSE Limited (the "**JSE**") (the "**Listing**");

7.2   this authority shall lapse on the earlier of the date of the next AGM of the Company or the date 15 (fifteen) months after the date on which this resolution is passed;

7.3   the Board has resolved to authorise the acquisition and that the Company and its subsidiaries (the "**Group**") will satisfy the solvency and liquidity test immediately after the acquisition and that since the test was done there have been no material changes to the financial position of the Group;

7.4   the acquisition must be effected through the order book operated by the JSE Limited trading system and done without any prior understanding or arrangement between the Company and the counterparty;

7.5   the Company only appoints one agent to effect any acquisition(s) on its behalf;

7.6   the price paid per ordinary share may not be greater than 10% (ten per cent) above the weighted average of the market value of the ordinary shares for the 5 (five) business days immediately preceding the date on which an acquisition is made;

7.7   the number of shares acquired by subsidiaries of the Company shall not exceed 10% (ten per cent) in the aggregate of the number of issued shares in the Company at the relevant times;

7.8   the acquisition of shares by the Company or its subsidiaries may not be effected during a prohibited period, as defined in the Listings Requirements;

7.9   an announcement containing full details of such acquisitions of shares will be published as soon as the Company and/or its subsidiaries have acquired shares constituting, on a cumulative basis 3% (three per cent) of the number of shares in issue at the date of the Listing, and for each 3% (three per cent) in aggregate of the initial number acquired thereafter; and

7.10   the Group will, prior to an acquisition, obtain a working capital letter from its sponsor.

8.   **AS ORDINARY RESOLUTION NUMBER 1, THAT,** Neal Froneman is eligible and available for election, is elected as a director, and appointed as chief executive officer, of the Company with effect from 1 January 2013. A brief CV is tabled.

9.   **AS ORDINARY RESOLUTION NUMBER 2, THAT,** Charl Keyter, is eligible and available for re-election as a director of the Company and appointed as chief financial officer of the Company with effect from 1 January 2013. A brief CV is tabled.

10.   **AS ORDINARY RESOLUTION NUMBER 3, THAT,** Matthews S Moloko is eligible and available for election, is elected as a director and chairperson of the Company with effect from 1 January 2013. A brief CV is tabled.

11.   **AS ORDINARY RESOLUTION NUMBER 4, THAT,** Keith Rayner is elected as member and chair of the Audit Committee with effect from 1 January 2013, in terms of section 94(2) of the Companies Act. A brief CV is tabled.

12.   **AS ORDINARY RESOLUTION NUMBER 5, THAT,** Richard P Menell is elected as member of the Audit Committee with effect from 1 January 2013, in terms of section 94(2) of the Companies Act. A brief CV is tabled.

13.   **AS ORDINARY RESOLUTION NUMBER 6, THAT,** Jerry Vilakazi is elected as member of the Audit Committee with effect from 1 January 2013, in terms of section 94(2) of the Companies Act. A brief CV is tabled.

14.   **AS ORDINARY RESOLUTION NUMBER 7, THAT,** Cain Farrel is elected as the Company Secretary of Sibanye Gold with effect from 1 January 2013, in terms of section 86(1) of the Companies Act. A brief CV is tabled.

15.   **AS ORDINARY RESOLUTION NUMBER 8, THAT,** as required by the Company's Memorandum of Incorporation and subject to the provisions of section 41 of the Companies Act and the requirements of any recognised stock exchange on which the shares in the capital of the Company may from time to time be listed, the directors are authorised, as they in their discretion think fit, to allot and issue, or grant options over, shares representing not more than 5% (five per cent) of the number of ordinary shares in the issued share capital of the Company as at the date of the Listing (for which purposes any shares approved to be allotted and issued by the Company in terms of any share plan or incentive scheme for the benefit of employees (including the Sibanye Gold 2013 Share Plan referred to in ordinary resolution number 10) shall be excluded), such authority to endure until the next AGM of the Company (whereupon this authority shall lapse, unless it is renewed at the aforementioned AGM).

16.   **AS ORDINARY RESOLUTION NUMBER 9, THAT,** subject to the passing of ordinary resolution number 8, the directors are authorised until the next AGM (whereupon this authority shall lapse unless it is renewed at the aforementioned AGM), provided that it shall not extend beyond 15 (fifteen) months of the date of the passing of this resolution, to allot and issue equity securities for cash, subject to the Companies Act and the Listings Requirements on the following basis:

16.1   the allotment and issue of equity securities for cash shall be made only to persons qualifying as public shareholders as defined in the Listings Requirements and not to related parties;

16.2   equity securities which are the subject of general issues for cash:

     16.2.1   in the aggregate, in any one financial year, may not exceed 5% (five per cent) of the Company's relevant number of equity securities in issue of that class;

     16.2.2   of a particular class, will be aggregated with any securities that are compulsorily convertible into securities of that class, and, in the case of the issue of compulsorily convertible securities, aggregated with the securities of that class into which they are compulsorily convertible;

     16.2.3   as regards the number of securities which may be issued (the 5% (five per cent) limited referred to in 16.2.1), same shall be based on the number of securities of that class in issue added to those that may be issued in future (arising from the conversion of options/convertible securities), at the date of such application, less any securities of the class issued, or to be issued in future arising from options/convertible securities issued, during the current financial year, plus any securities of that class to be issued pursuant to a rights issue which has been announced, is irrevocable and is fully underwritten, or an acquisition (which had final terms announced) which acquisition issue securities may be included as though they were securities in issue at the date of application;

16.3   the maximum discount at which equity securities may be issued is 10% (ten per cent) of the weighted average traded price on the JSE of such equity securities over the 30 (thirty) business days prior to the date that the price of the issue is determined or agreed by the directors of the Company;

16.4   after the Company has issued equity securities for cash, which represent, on a cumulative basis within a financial year, 5% (five per cent) or more of the number of equity securities of that class in issue prior to that issue, the Company shall publish an announcement containing full details of the issue, including the effect of the issue on the net asset value and earnings per share of the Company;

16.5   the equity securities which are the subject of the issue for cash are of a class already in issue or where this is not the case, must be limited to such securities or rights that are convertible into a class already in issue.

17.   **ORDINARY RESOLUTION NUMBER 10, THAT,** the Sibanye Gold 2013 Share Plan, the draft rules of which are attached hereto as Annexure "B", is approved and adopted for implementation in accordance with the terms thereof, with effect from the date of the Listing.

18.   **AS ORDINARY RESOLUTION NUMBER 11, THAT,** the Board or any member thereof be and is hereby authorised to do all such things and sign all such documents and take all such action as they consider necessary to implement the above resolutions and to the extent that any action has been taken in relation to the above resolutions prior to the passing of these resolutions, such action be and is hereby ratified and approved to the extent necessary and permitted in law."

MATERIAL CONTRACTS

The following are material contracts not entered into in the ordinary course of business that were entered into, novated or amended by Sibanye Gold in the past two years.

ADDITIONAL BLACK ECONOMIC EMPOWERMENT TRANSACTIONS

The BBBEE Act established a national policy on broad-based black economic empowerment with the objective of increasing the participation of black South Africans in the economy. Accordingly, on 5 August 2010, Gold Fields announced a series of three empowerment transactions to meet its 2014 BBBEE equity ownership requirements. On 2 November 2010, the shareholders of Gold Fields approved these transactions at a general meeting.

As part of the first transaction, on 19 November 2010, Gold Fields issued 13 525 394 shares to the Employee Share Option Plan ("ESOP") housed and administered by the Gold Fields Thusano Share Trust, thereby commencing the implementation of the ESOP transaction. Gold Fields facilitated the establishment of the ESOP in respect of an effective 10.75% indirect beneficial interest in Sibanye Gold. The holding in Sibanye Gold was equivalent to about 13.5 million unencumbered Gold Fields shares with full voting rights, which were issued to and held by the trust at par value of R0.50 which represents a 99.5% discount to the 30-day VWAP at 30 July 2010. This represents approximately 1.91% of the current Gold Fields shares in issue.

The second transaction consisted of an issue to a BBBEE consortium as described below, or BEECO, of about 600 000 Gold Fields shares at par value of R0.50, representing a 99.5% discount to the 30-day VWAP at 30 July 2010. This represented about 0.08% of the current Gold Fields shares in issue at that time. These shares carried no restrictions.

As part of the third transaction, BEECO subscribed for a 10% holding with full voting rights directly in South Deep with a phased in participation over 20 years. As part of this transaction, Gold Fields transferred the ownership of the two entities holding interests in the South Deep mine from Sibanye Gold to a newly formed, 90% owned subsidiary of Gold Fields. This transaction was below the JSE transaction threshold of 5% and is not with related parties as defined as per the Listings Requirements and is therefore included for information purposes only. These deals are central to Gold Fields' and Sibanye Gold's objective to make every current employee at both companies an owner, while at the same time expanding opportunities for historically disadvantaged persons to benefit from the exploitation of the country's mineral resources by promoting broad-based ownership, employment, and the advancement of social and economic welfare generally.

US$1 BILLION SYNDICATED REVOLVING CREDIT FACILITY

On 20 June 2011, Sibanye Gold, Orogen and GFO entered into a US$1 billion syndicated revolving loan facility with an option to increase the facility to US$1.1 billion within six months from signing date. The option to increase the facility to US$1.1 billion was not exercised. The purpose of the facility was to refinance existing facilities, for general corporate purposes and working capital. The final maturity date of this facility is 20 June 2016.

The facility bears interest at LIBOR plus a margin of 1.20% per annum. Where the utilisation under the facility is greater than 33 1/3% and less than or equal to 66 2/3%, a utilisation fee of 0.20% per annum will be payable on the amount of utilisations. Where the utilisation under the facility is greater than 66 2/3%, a utilisation fee of 0.40% per annum will be payable on the amount of utilisations. Such utilisation fee is payable quarterly in arrears. The borrowers are required to pay a quarterly commitment fee of 0.42% per annum.

The outstanding borrowings of Orogen under this facility at 30 June 2012 were US$666 million and 31 December 2011 were US$220 million, respectively.

Borrowings under the syndicated revolving loan facility are guaranteed by Gold Fields, Sibanye Gold, GFH, Orogen, Newshelf and GFO.

US$500 MILLION SYNDICATED REVOLVING CREDIT FACILITY

On 17 April 2012, Sibanye Gold, Orogen and GFO entered into a US$500 million syndicated revolving loan facility. The purpose of the facility was to refinance existing facilities, for general corporate purposes and working capital. The final maturity date of this facility is 17 April 2017.

The facility bears interest at LIBOR plus a margin of 1.60% per annum. Where the utilisation under the facility is less than or equal to 33 1/3%, a utilisation fee of 0.20% per annum will be payable on the amount of utilisations. Where the utilisation under the facility is greater than 33 1/3% and less than or equal to 66 2/3%, a utilisation fee of 0.40% per annum will be payable on the amount of utilisations. Where the utilisation under the facility is greater than 66 2/3%, a utilisation fee of 0.60% per annum will be payable on the amount of utilisations. Such utilisation fee is payable quarterly in arrears. The borrowers are required to pay a quarterly commitment fee of 0.56% per annum.

The outstanding borrowings of Orogen under this facility at 30 June 2012 were US$214 million.

Borrowings under the syndicated revolving loan facility are guaranteed by Gold Fields, Sibanye Gold, GFH, Orogen, Newshelf and GFO.

R2.0 BILLION REVOLVING CREDIT FACILITY

On 15 December 2011, Sibanye Gold and GFO entered into a R2.0 billion (US$238 million) revolving credit facility. The purpose of the facility is to finance capital expenditure, general corporate and working capital requirements and to refinance existing debt. The final maturity date of this facility is 19 December 2016. The facility bears interest at JIBAR plus a margin of 1.95% per annum. The borrowers are required to pay a semi-annual commitment fee of 0.65% per annum. This facility replaced a R1.5 billion (US$178.8 million) revolving credit facility entered into on 6 May 2009 and maturing 10 June 2014 at JIBAR plus 2.95%. This facility was cancelled and replaced with the new R2.0 billion (US$238 million) revolving credit facility which became effective on 19 December 2011.

During the six-month period ended June 2012, Sibanye Gold drew down R975.0 million under this facility to fund working capital requirements.

The outstanding borrowings of Sibanye Gold under this facility at 30 June 2012 were R975.0 million (US$116 million) (Rnil at 31 December 2011).

Borrowings under the revolving credit facility are guaranteed by Gold Fields, Sibanye Gold, GFH, Orogen, Newshelf and GFO.

R1.5 BILLION LONG-TERM REVOLVING CREDIT FACILITIES

Sibanye Gold and GFO entered into separate revolving credit facilities with tenors of three and five years. The purpose of the facilities is to finance capital expenditure, general corporate and working capital requirements and to refinance existing debt. These facilities were unutilised at 30 June 2012, 30 June 2011, 31 December 2011, 31 December 2010 and 30 June 2010.

The borrowers are required to pay a commitment fee of between 0.65% and 0.90% per annum on the undrawn and uncancelled amounts of the facilities, calculated and payable either quarterly or semi-annually in arrears.

In summary the facilities are:
- a R1.0 billion (US$119 million) revolving credit facility entered into on 9 December 2009 and maturing 30 June 2013 at JIBAR plus 3.00%; and
- a R500 million (US$60 million) revolving credit facility entered into on 8 March 2010 and maturing 10 March 2013 at JIBAR plus 2.85%.

Borrowings under these facilities are guaranteed by Gold Fields, GFH, GFO, Orogen, Newshelf and Sibanye Gold.

US$1 BILLION NOTES ISSUE DUE 2020

On 7 October 2010, Orogen, issued US$1,000,000,000 4.875% guaranteed Notes due 7 October 2020. The payment of all amounts due in respect of the Notes was unconditionally and irrevocably guaranteed on a joint and several basis by the Guarantors. The Notes and guarantees constitute direct, unsubordinated and (subject to the negative pledge provisions) unsecured obligations of Orogen and the Guarantors, respectively, and rank equally with all other present and future unsecured and unsubordinated obligations of Orogen and the Guarantors, respectively, from time to time outstanding.

Following announcement of the Unbundling, Sibanye Gold will continue to be a Guarantor of the Notes and, if there is any default by Orogen or the other Guarantors related to the Notes, Sibanye Gold may become liable for the full amount of Orogen's outstanding obligations. Each of Gold Fields and the other Guarantors have entered into an Indemnity Agreement in favour of Sibanye Gold in order to indemnify Sibanye Gold against any loss caused to Sibanye Gold in circumstances where Sibanye Gold is required to make a payment to noteholders or the trustee of the Notes by virtue of its guarantee of the Notes on or after the date on which the Unbundling takes place.

Pursuant to the terms and conditions of the Notes the following events are deemed to be the events of default of Oregon and, consequently, may lead to Sibanye Gold becoming liable under its guarantee of the Notes if it is not released from its obligations: (i) a failure by Orogen or any Guarantor to pay any principal, interest or gross-up payments in respect of the Notes for a period of three business days in the case of principal or 30 days of the case of interest on gross-up payments; or (ii) a failure of Orogen or any Guarantor to perform or comply with any of its other obligations under the Notes or the trust deed in relation to the Notes where such failure is incapable of remedy or continues for a period of 30 days following the notice requiring such failure to be remedied; or (iii) a failure by Orogen, any Guarantor or any material subsidiary of the Gold Fields Group to remedy a breach of negative pledge provisions in relation to the Notes if such failure continues for a period of 7 business days following the notice requiring the failure to be remedied; (iv) certain cross-default and cross-acceleration events in relation to indebtedness having an aggregate amount exceeding US$20,000,000 (or its equivalent); (v) certain events constituting governmental intervention (such as the whole or partial displacement of management of Orogen, any Guarantor or any material subsidiary of the Gold Fields Group or taking over the authority of such company in the conduct of its business or seizure of all or a majority of the issued shares of such company or material part of its revenues or assets); or (vi) certain other events relating, *inter alia*, to the winding up, dissolution or insolvency of Orogen, any Guarantor or any material subsidiary of the Gold Fields Group or it being unlawful for Orogen or any Guarantor to perform any of its obligations under the Notes or the trust deed. If any of these events shall have occurred and are continuing, the trustee at its discretion may, and if so requested by holders of at least one-quarter in principal amount of the Notes or if so directed by an extraordinary resolution of the holders of the Notes shall, subject to it being indemnified, secured and/or prefunded to its satisfaction, give notice to Orogen that the Notes shall become immediately due and repayable at their principal amount, together with accrued interest, provided that in relation to the relevant event (other than non-payment and the winding up or dissolution of Orogen) the trustee has certified that such event is, in its opinion, materially prejudicial to the interests of the holders of the Notes.

The negative pledge provisions under the Notes will not allow Sibanye Gold to create or permit to subsist any encumbrance (except for certain permitted encumbrances) over any of its assets to secure any capital markets indebtedness (i.e. indebtedness for money borrowed in the form of bonds, notes, debentures, loan stock or other similar securities that are, or are capable of being, quoted, listed or ordinarily dealt with in any stock exchange, over-the-counter or other securities market, having an original maturity of at least 365 days from its date of issue) unless, at the same time, or prior thereto, its obligations under the Notes are secured equally and rateably therewith or have the benefit of such other security as shall be approved by the noteholders.

BRIDGE LOAN FACILITIES

On 28 November 2012, Sibanye Gold entered into a R6.0 billion term and revolving credit facilities agreement reducing to R5.0 billion as detailed below. The facility comprises of a R2.0 billion loan revolving credit facility and a R4.0 billion term loan facility. The available revolving credit facility amount will reduce from R2.0 billion to R1.5 billion on the earliest of the date on which Sibanye Gold's board declares a final dividend in respect of the financial year ending December 2013 or the first anniversary of the Unbundling. Similarly, the term loan facility amount will reduce from R4.0 billion to R3.5 billion on the earliest of the date on which Sibanye Gold's board declares a final dividend in respect of the financial year ending December 2013 or the first anniversary of the Unbundling. The final maturity date of the facilities is 18 months after the Unbundling.

The Bridge Loan Facilities are provided by the Lenders, with Nedbank Limited as agent.

The purpose of the Bridge Loan Facilities are to refinance Sibanye Gold's debt on Unbundling with the balance of the Bridge Loan Facilities to be used to fund Sibanye Gold's ongoing capital expenditure, working capital and general corporate expenditure requirements.

Sibanye Gold will cede all of its rights, title and interest in and to the Indemnity Agreement in favour of the Lenders, jointly and severally, as security for its obligations under the facilities agreement. Sibanye Gold must lodge and register a security package for its obligations under the facilities agreement within six months from the Unbundling if it is not released as a Guarantor under the Notes at such point in time. The Indemnity Agreement and Cession of Security Agreement are discussed below.

The Bridge Loan Facilities bear interest at JIBAR plus a margin of 3.00% per annum for the 12 months after the Unbundling and 3.50% per annum for the last six months of the facilities agreement. If Sibanye Gold is not released as a Guarantor under the Notes within six months from Unbundling, the margin will increase to 3.25% per annum for the six to 12 months period after unbundling and 3.75% per annum for the last six months of the facilities agreement. Sibanye Gold is required to pay a quarterly commitment fee of 35% of the applicable margin per annum calculated on the undrawn portion of the facilities.

INDEMNITY AGREEMENT

An Indemnity Agreement has been entered into between the Bond Guarantors, pursuant to which the Bond Guarantors (other than Sibanye Gold) hold Sibanye Gold harmless from and against any and all liabilities and expenses which may be incurred by Sibanye Gold under or in connection with the Notes, including any payment obligations by Sibanye Gold to the noteholders or the trustee of the Notes pursuant to the guarantee of the Notes, all on the terms and subject to the conditions contained therein. The Indemnity Agreement will remain in place for as long as Sibanye Gold's guarantee obligations under the Notes remain in place.

CESSION IN SECURITY AGREEMENT

The Cession in Security Agreement entered into between the Lenders and Sibanye Gold pursuant to which Sibanye Gold will, *inter alia*, cede in *securitatem debiti* all of its rights, title and interest in and to the Indemnity Agreement in favour of the Lenders, jointly and severally, as security for its obligations under the Bridge Loan Facilities, all on the terms and subject to the conditions contained therein.

TRANSITIONAL SERVICES AGREEMENT

Following the Unbundling, Sibanye Gold expects that Gold Fields and Sibanye Gold will continue to provide services to each other as described in a transitional services agreement. These services may include corporate functions and infrastructure support, purchasing, corporate communications, human resources and benefit management, treasury and finance, investor relations, corporate controller, internal audit, legal and tax advice, compliance regarding internal controls and information technology functions, on a transitional basis for a period of up to 12 months.

SIBANYE GOLD RISK MANAGEMENT

Sibanye Gold is in the process of implementing policies in areas such as counterparty exposure, hedging practices and prudential limits which have been approved by the Board. Management of financial risk will be centralised at Sibanye Gold's treasury department, which acts as the interface between Sibanye Gold's operations and counterparty banks. The treasury department will manage financial risk in accordance with the policies and procedures established by the Sibanye Gold Board and Executive Committee. Sibanye Gold's Audit Committee will approve dealing limits for money market, foreign exchange and commodity transactions, which Sibanye Gold's treasury department is required to adhere to however, current policies and procedures are those the Gold Fields' Audit Committee approved for the Gold Fields Group. Among other restrictions, these limits describe which instruments may be traded and demarcate open position limits for each category as well as indicating counterparty credit-related limits. The dealing exposure and limits are checked and controlled each day and reported to the Chief Financial Officer. Sibanye Gold will adopt a similar process.

FOREIGN CURRENCY SENSITIVITY

General

In the ordinary course of business, Sibanye Gold enters into transactions, primarily gold sales, denominated in US dollars. Although this exposes Sibanye Gold to transaction and translation exposure from fluctuations in foreign currency exchange rates, Sibanye Gold (as is the case with Gold Fields) does not generally hedge this exposure, although it may do so in specific circumstances, such as foreign currency commitments, financing projects or acquisitions. Also, Sibanye Gold will, on occasion, undertake currency hedging to take advantage of favourable short-term fluctuations in exchange rates when management believes exchange rates are at unsustainably high levels.

Foreign currency hedging experience

Sibanye Gold uses various derivative instruments to protect its exposure to adverse movements in foreign currency exchange rates.

During the financial year ended 31 December 2011 and the six-month period ended 30 June 2012, forward cover was taken out to cover various commitments of Sibanye Gold's operations. The following contract was in existence during the period but concluded by the end of the six-month period ended 30 June 2012:

- A$/R – A$/R2.7 million at an average rate of R7.9597 with a final expiry on 15 May 2012.

Realised gains and losses on financial instruments are disclosed in detail under "Annexure 1".

Foreign currency contract position

As of 31 December 2011, there were no material foreign currency contract positions.

Foreign currency sensitivity analysis

Sibanye Gold's revenues and costs are very sensitive to the Rand/US dollar exchange rate because revenues are generated using a gold price denominated in US dollars, while costs of operations are incurred principally in Rand. Depreciation of the Rand against the US dollar results in lower operating costs when they are translated into US dollars, thereby increasing the operating margin of Sibanye Gold's operations. Conversely, appreciation of the Rand results in higher operating costs when translated into US dollars, thereby decreasing the operating margins at Sibanye Gold's operations. The impact on profitability of changes in the value of the Rand against the US dollar can be substantial.

A sensitivity analysis of the mark-to-market valuation has not been performed as there were no material foreign currency contracts as of 30 June 2012.

COMMODITY PRICE SENSITIVITY

General

Gold

The market price of gold has a significant effect on the results of operations of Sibanye Gold, the ability of Sibanye Gold to pay dividends and undertake capital expenditures, and the market price of Sibanye Gold's ordinary shares. Gold prices have historically fluctuated widely and are affected by numerous industry factors over which Sibanye Gold does not have any control. See "Annexure 15: Risk Factors – Changes in the market price for gold, which in the past has fluctuated widely, affect the profitability of Sibanye Gold's operations and the cash flows generated by those operations". The aggregate effect of these factors on the price of gold, all of which are beyond the control of Sibanye Gold, is impossible for Sibanye Gold to predict.

COMMODITY PRICE HEDGING POLICY

Gold

Generally, Sibanye Gold does not enter into forward sales, derivatives or other hedging arrangements to establish a price in advance for future gold production. On an exceptional basis, Sibanye Gold may consider gold hedging arrangements in one or more of the following circumstances:

- to protect cash flows at times of significant capital expenditure;
- for specific debt-servicing requirements; and
- to safeguard the viability of higher cost operations.

To the extent that it enters into commodity hedging arrangements, Sibanye Gold seeks to use different counterparty banks consisting of local and international banks to spread risk. None of the counterparties is affiliated with, or a related party of, Sibanye Gold.

COMMODITY PRICE HEDGING EXPERIENCE

Gold

No gold derivative instruments were entered into during the financial year ended December 2011 and the six-months ended June 2012.

COMMODITY PRICE CONTRACT POSITION

As of 31 December 2011 and 30 June 2012, Sibanye Gold had no outstanding commodity price contracts.

INTEREST RATE SENSITIVITY

General

As of 30 June 2012, Sibanye Gold's indebtedness amounted to R975.0 million. Sibanye Gold generally does not undertake any specific action to cover its exposure to interest rate risk, although it may do so in specific circumstances. For a discussion of Sibanye Gold's credit facilities and other borrowings outstanding as of 30 June 2012, including the interest rates applicable to them, see "Part 9: Financial Information – Credit Facilities and Other Capital Resources".

Interest rate sensitivity analysis

R975.0 million of Sibanye Gold interest bearing debt outstanding as of 30 June 2012 was exposed to interest rate fluctuations. This debt is normally rolled for periods between one and three months and is therefore exposed to the rate changes in this period.

R975.0 million of the total debt was exposed to changes in the Prime Rate while Rnil was exposed to the LIBOR rate. The following table indicates the change to finance expense had the Prime Rate differed as indicated.

	Change in finance expense for a nominal change in interest rate, change as of 30 June 2012					
Sensitivity to interest rates (%)	(1.5)	(1.0)	(0.5)	0.5	1.0	1.5
Sensitivity to LIBOR interest rate (R million)	–	–	–	–	–	–
Sensitivity to Prime interest rate (R million)	(7.3)	(4.9)	(2.4)	2.4	4.9	7.3
Change in finance expense (R million)	(7.3)	(4.9)	(2.4)	2.4	4.9	7.3

REGULATORY ENVIRONMENT

14.1 **DMR**

The MPRDA

The MPRDA came into effect on 1 May 2004. The MPRDA transferred ownership of mineral resources (which includes the rights to grant prospecting and mining rights on behalf of the nation) to the South African people with the South African government acting as custodian in order to, among other things, promote equitable access to the nation's mineral resources by South Africans, expand opportunities for historically disadvantaged persons who wish to participate in the South African mining industry, advance social and economic development, and create an internationally competitive and efficient administrative and regulatory regime, based on the universally accepted principle and consistent with common international practice, that mineral resources are part of a nation's patrimony. Mining companies are required to apply for the right to mine and/or to prospect. In accordance with the MPRDA, the DMR on 29 April 2009 published a Code of Good Practice for the Minerals Industry and the Housing and Living Conditions Standard for the Minerals Industry, or the Code, relating to the socio-economic transformation of the mining industry. However, certain provisions of the Code appeared to be inconsistent with the Mining Charter, or to go beyond the scope envisaged by the MPRDA. Various industry participants have been in discussions with the DMR regarding the scope and applicability of the Code, the operation of which appears to be in abeyance.

Under the MPRDA, prospecting rights are initially granted for a maximum period of five years and can be renewed once upon application for a further period not exceeding three years. Mining rights are valid for a maximum period of 30 years, and can be renewed upon application for further periods, each of which may not exceed 30 years. A wide range of factors and principles, including proposals relating to black economic empowerment and social responsibility, will be considered by the Minister of Minerals Resources when exercising her discretion whether to grant these applications. A mining right can be cancelled if the mineral to which such mining right relates is not mined at an "optimal" rate. In November 2006, the DMR approved the conversion of Sibanye Gold's mining licences under the old regulatory regime at Kloof, Driefontein and Beatrix into rights under the new regime. All of Sibanye Gold's mines have received their new-order mining rights. Pursuant to the terms of the MPRDA, a Mining Charter for effecting entry of HDSAs into the mining industry was developed to guide the DMR in the conversion of old order mineral rights, the granting of new order mineral rights and the granting of consent relating to the transferability and encumbrance of mineral rights and which Mining Charter became effective on 1 May 2004. The Mining Charter's stated objectives are to:

- promote equitable access to South Africa's mineral resources for all the people of South Africa;
- substantially and meaningfully expand opportunities for HDSAs, including women, to enter the mining and minerals industry and to benefit from the exploitation of South Africa's mineral resources;
- utilise the existing skills base for the empowerment of HDSAs;
- expand the skills base of HDSAs in order to serve the community;
- promote employment and advance the social and economic welfare of mining communities and areas supplying mining labour; and
- promote beneficiation of South Africa's mineral commodities beyond mining and processing, including the production of consumer products.

To achieve these objectives, the Mining Charter requires that, within five years of its 1 May 2004 effective date, each mining company achieves a 15% HDSA ownership of mining assets and, within 10 years of that date, a 26% HDSA ownership of mining assets. Ownership can comprise active involvement, through HDSA-controlled companies (where HDSAs own at least 50% plus one share of the company and have management control), strategic joint ventures or partnerships (where HDSAs own at least 25% plus one vote of the joint venture or partnership interest and there is joint management and control) or collective investment vehicles, the majority ownership of which is HDSA based, or passive involvement, particularly through broad-based vehicles such as employee stock option plans. The Mining Charter envisages measuring progress on transformation of ownership by:

- taking into account, among other things, attributable units of production controlled by HDSAs;
- allowing flexibility by credits or offsets, so that, for example, where HDSA participation exceeds any set target in a particular operation, the excess may be offset against shortfalls in another operation;
- taking into account previous empowerment deals in determining credits and offsets; and
- considering special incentives to encourage the retention by HDSAs of newly acquired equity for a reasonable period.

It was envisaged that transactions would take place in a transparent manner and for fair market value, with stakeholders meeting after five years to review progress in achieving the 26% target. This review occurred in 2010 and particulars of the outcome and revisions to the Mining Charter are addressed below. Under the Mining Charter, the mining industry as a whole agreed to assist HDSA companies in securing finance to fund participation in an amount of R100 billion over the first five years. Beyond the R100 billion commitment, HDSA participation will be increased on a willing seller-willing buyer basis, at fair market value, where the mining companies are not at risk.

In addition, the Mining Charter requires, among other things, that mining companies:

- spell out plans for achieving employment equity at management level with a view to achieving a baseline of 40% HDSA participation in management and achieving a baseline of 10% participation by women in the mining industry, in each case within five years;
- give HDSAs preferred supplier status, where possible, in the procurement of capital goods, services and consumables; and
- identify current levels of beneficiation and indicate opportunities for growth.

The Mining Charter also requires mining companies to submit annual, audited reports on progress toward their commitments, as part of an ongoing review process. The Mining Charter does not form part of the MPRDA and there is uncertainty relating to its enforceability.

Following a review, the DMR released the Amended Mining Charter on 13 September 2010. The Amended Mining Charter does not form part of the MPRDA and there is uncertainty relating to the enforceability of its requirement for mining entities to achieve a 26% HDSA ownership of mining assets by 2014. Amendments to the Mining Charter in the Amended Mining Charter include, among other things, the requirement by mining companies to (a) facilitate local beneficiation of mineral commodities; (b) procure a minimum of 40% of capital goods, 70% of services and 50% of consumer goods from HDSA suppliers (i.e. suppliers in which a minimum of 25% + 1 vote of their share capital must be owned by HDSAs) by 2014 (exclusive of non-discretionary procurement expenditure); (c) ensure that multinational suppliers of capital goods contribute a minimum of 0.5% of their annual income generated from South African mining companies into a social development fund from 2010 towards the socio-economic development of South African communities; (d) achieve a minimum of 40% HDSA demographic representation by 2014 at executive management (board) level, senior management (executive committee) level, core and critical skills, middle management level and junior management level; (e) invest up to 5% of annual payroll in essential skills development activities; and (f) implement measures to improve the standards of housing and living conditions for mineworkers by converting or upgrading mineworkers' hostels into family units, attaining an occupancy rate of one person per room and facilitating home ownership options for all mineworkers in consultation with organised labour, all of which must be achieved by 2014. In addition, mining companies are required to monitor and evaluate their compliance to the Amended Mining Charter, and must submit annual compliance reports to the DMR. The Scorecard makes provision for a phased-in approach for compliance with the above targets over the period ending in 2014. For measurement purposes, the Scorecard allocates various weightings to the different elements of the Amended Mining Charter.

The mining industry in South Africa has called into question the legal status of the Mining Charter and the Amended Mining Charter and argues that these documents are, at most, guidelines which do not form part of the MPRDA. Accordingly, there is uncertainty relating to the enforceability of the Mining Charter and the Amended Mining Charter.

The Amended Mining Charter clarifies that it is not the government's intention to nationalise the mining industry. However, the ANC is considering a policy conference recommendation to its national conference which, among other things, proposes greater state intervention in the mining industry.

The BBBEE Act and the BBBEE Amendment Bill

The BBBEE Act established a national policy on BBBEE with the objective of increasing the participation of HDSAs in the economy. The BBBEE Act provides for various measures to promote black economic empowerment, including empowering the Minister of Trade and Industry to issue the BBBEE Codes with which organs of state and public entities and parties interacting with them or obtaining rights and licenses from them would be required to comply. There has been some debate as to whether or to what extent the mining industry was subject to the BBBEE Act and the policies and codes provided for thereunder. In December 2011, the Minister of Trade and Industry, published for public comment by 9 February 2012 a draft BBBEE Amendment Bill, which has the effect of expanding and strengthening the black economic empowerment provisions of the BBBEE Act. On 8 August 2012, the South African cabinet approved the introduction of the draft BBBEE Amendment Bill to the South African parliament. It was expected that the draft bill would have clarified the extent, if any, of the application of the BBBEE Act to the mining industry, but such clarification has not been provided for in the draft bill. While it is anticipated that the draft bill will undergo various amendments before it becomes law, it should be appreciated that a risk exists that the companies in the mining industry may become subject to another layer of black economic empowerment regulation.

The Royalty Act

The Royalty Act was promulgated on 24 November 2008 and came into operation on 1 March 2010. The Royalty Act imposes a royalty on refined and unrefined minerals payable to the South African government.

The royalty in respect of refined minerals (which include gold and platinum) is calculated by dividing earnings before interest and taxes, or EBIT, by the product of 12.5 times gross revenue calculated as a percentage, plus an additional 0.5%. EBIT refers to taxable mining income (with certain exceptions such as no deduction for interest payable and foreign exchange losses) before assessed losses but after capital expenditure. A maximum royalty of 5% is levied on refined minerals.

Sibanye Gold currently pays a royalty based on the refined minerals royalty calculation as applied to its gross revenue. The rate of royalty tax payable for the financial year ended 31 December 2011 was 1.74% of revenue.

Where unrefined mineral resources (such as uranium) constitute less than 10% in value of the total composite mineral resources, the royalty rate in respect of refined mineral resources may be used for all gross sales and a separate calculation of EBIT for each class of mineral resources is not required. For Sibanye Gold, this means that currently it will pay a royalty based on the refined minerals royalty calculation as applied to its gross revenue. The rate of royalty tax payable for the six-month period ended 30 June 2012 and financial year ended December 2011 was approximately 2.2% and 1.7% of revenue, respectively.

14.2 **SARS**

Taxation

Certain South African tax considerations

The discussion in this section sets out the material South African tax consequences of the purchase, ownership and disposition of Sibanye Gold's shares or ADRs under current South African law. Changes in the law may change the tax treatment of Sibanye Gold's shares or ADRs, possibly on a retroactive basis.

The following summary is not a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of Sibanye Gold's ordinary shares or ADRs and does not cover tax consequences that depend upon particular tax circumstances. In particular, the following summary addresses tax consequences for holders of ordinary shares or ADRs who are not residents of, or who do not have a permanent establishment in, South Africa and who hold ordinary shares or ADRs as capital assets (that is, for investment purposes). For the purposes of the income tax treaty between South Africa and

the United States, and South African tax law, a United States resident that owns Sibanye Gold ADRs will be treated as the owner of the Sibanye Gold ordinary shares represented by such ADRs. Sibanye Gold recommends that the owner consult its tax advisor about the consequences of holding Sibanye Gold's ordinary shares or ADRs, as applicable, in its particular situation.

Withholding tax on dividends

Under South African law, and with effect from 1 April 2012, all dividends declared by South African resident companies to non-resident shareholders or non-resident ADR holders are subject to a 15% withholding tax. Generally, under the terms of the income tax treaty entered into between South Africa and the United States ("the Treaty"), the withholding tax is limited to 5% of the gross amount of the dividends if the beneficial owner of the shares is a company holding directly at least 10% of the voting stock of the company paying the dividends and to 15% of the gross amount of the dividends in all other cases.

No other tax is payable in South Africa by shareholders or ADR holders on dividends paid to non-resident shareholders or non-resident ADR holders.

Income tax and Capital Gains Tax

Non-resident holders of ordinary shares or ADRs should generally not be subject to income or Capital Gains Tax in South Africa, with respect to the disposal of those ordinary shares or ADRs, unless the non-resident carried on business through a permanent establishment in South Africa, and the profits are realised in the ordinary course of that business.

Securities Transfer Tax

No Securities Transfer Tax, or STT, is payable in South Africa with respect to the issue of a security.

STT is charged at a rate of 0.25% on the "taxable amount" of the "transfer" of every security issued by a company incorporated in South Africa, or a company incorporated outside South Africa but listed on an exchange in South Africa, subject to certain exemptions.

The word "transfer" is broadly defined and includes the transfer, sale, assignment or cession or disposal in any other manner of a security which results in a change in beneficial ownership. The cancellation or redemption of a security is also regarded as a transfer unless the company is being liquidated. However, the transfer of a security that does not result in a change in beneficial ownership is not regarded as a "transfer" for STT purposes.

STT is levied on the "taxable amount" of a security. The taxable amount of a listed security is the greater of the consideration for the security declared by the transferee or the closing price of that security as traded on the stock exchange concerned. In the case of a transfer of a listed security, either the member or the participant holding the security in custody, or where the listed security is not held in custody, the company that issued the listed security, is liable for the tax. The tax must be paid by the fourteenth day of the month following the transfer.

The liability for STT with respect to the transfer of unlisted securities is that of the company that issued the unlisted security. The STT must be paid within two months from the end of the month of the transfer.

14.3 SARB

South African law provides for Exchange Control Regulations which, among other things, restrict the outward flow of capital from the CMA. The Exchange Control Regulations, which are administered by the Financial Surveillance Department of the SARB, are applied throughout South Africa and regulate international transactions involving South African residents, including South African companies. The South African government has committed itself to gradually relaxing exchange controls and various relaxations have occurred in recent years.

SARB approval is required for Sibanye Gold and its subsidiaries to receive and/or repay loans to non-residents of the CMA. Such loans will usually be approved where the interest rate in respect of third party foreign denominated loans does not exceed the base lending rate plus 2% or; in the case of shareholders loans, the base lending rate as determined by commercial banks in the country of denomination. The interest rate in respect of Rand denominated loans may not exceed the base rate (i.e. prime rate plus 3% on third party loans, or the base rate in the case of shareholders loans).

Sibanye Gold and its subsidiaries will require SARB approval in order to provide guarantees for the obligations of any of Sibanye Gold's subsidiaries with regard to funds obtained from non-residents of the CMA. Absent SARB approval, income earned in South Africa by Sibanye Gold cannot be used to repay or service foreign debts.

Transfers of funds from South Africa for the purchase of shares in offshore entities or for the creation or expansion of business ventures offshore require exchange control approval. However, if the investment is a new outward foreign direct investment where the total cost does not exceed R500 million per company per calendar year, the investment application may, without specific SARB approval, be processed by an authorised dealer, subject to all existing criteria and reporting obligations.

A listing by a South African company on any stock exchange other than the JSE for the purpose of raising capital needs permission from the SARB. In connection with Sibanye Gold's separation from Gold Fields, the SARB has granted permission for Sibanye Gold to seek a secondary listing of its ADRs on the NYSE. Any such listing which would result in a South African company being redomiciled also needs approval from the Minister of Finance.

Sibanye Gold must obtain approval from the SARB regarding any capital raising involving a currency other than the Rand. In connection with its approval, it is possible that the SARB may impose conditions on Sibanye Gold's use of the proceeds of any such capital raising, such as limits on Sibanye Gold's ability to retain the proceeds of the capital raising outside South Africa or requirements that Sibanye Gold seeks further SARB approval prior to applying any such funds to a specific use.

14.4 JSE LIMITED

The JSE was formed in 1887. The JSE provides facilities for the buying and selling of a wide range of securities, including equity and corporate debt securities and warrants in respect of securities, as well as Krugerrands.

The JSE is a self-regulating organisation operating under the ultimate supervision of the Ministry of Finance, through the Financial Services Board and its representative, the Registrar of Stock Exchanges. Following the introduction of the Stock Exchanges Control Amendment Act, No. 54 of 1995, or the Stock Exchange Act, which provides the statutory framework for the deregulation of the JSE, the JSE's rules were amended with effect from 8 November 1995. These amendments removed the restrictions on corporate membership and allowed stockbrokers to form limited liability corporate entities. Members were, for the first time, also required to keep client funds in trust accounts separate from members' own funds. Further rules to complete the deregulation of the JSE, as envisaged by the Stock Exchange Act, were promulgated during 1996 to permit members of the JSE to trade either as agents or as principals in any transaction in equities and to allow members to negotiate freely the brokerage commissions payable on agency transactions in equities. With effect from 1996, screen trading commenced on the JSE. The Securities Services Act, No. 36 of 2004 came into effect on 18 January 2005. This Act consolidates and amends the laws relating to the regulation and control of exchanges and securities trading, the regulation and control of central securities depositories and the custody and administration of securities and the prohibition of insider trading.

The market capitalisation of companies listed on the stock exchange operated by the JSE was approximately R6.9 trillion as of 31 December 2011. The actual float available for public trading is significantly smaller than the aggregate market capitalisation because of the large number of long-term holdings by listed holding companies in listed subsidiaries and associates, the existence of listed pyramid companies and cross-holdings between listed companies. Liquidity on the JSE (measured by reference to the total market value of securities traded as a percentage of the total market capitalisation) was 34.5% for the financial year ended December 2011. Trading is concentrated in a small, but growing, number of companies. As of 29 February 2012, there were 406 listed companies on the JSE.

South Africa was included in the Morgan Stanley Capital International Emerging Markets Free Index and the International Finance Corporation Investable Index in March and April 1995, respectively. South Africa has a significant representation in these emerging market indices.

The JSE has established a project named Share Transactions Totally Electronic, or STRATE, which has involved the dematerialisation of share certificates in a central securities depositary and the introduction of contractual, rolling, electronic settlement in order to increase the speed, certainty and efficiency of settlement and to fall into line with international practice. Gold Fields joined STRATE on 1 October 2001. Investors are given the choice of either holding their securities in dematerialised form in the central securities depositary or retaining their share certificates. Shareholders who elect to retain their share certificates are not able to trade their shares on the JSE, although they may trade their shares off-market. Settlement of dematerialised shares traded electronically on the JSE is made five days after each trade (T+5).

14.5 OTHER

Environmental

Sibanye Gold's operations are subject to various laws relating to the protection of the environment. South Africa's Constitution grants the people of South Africa the right to an environment that is not harmful to human health or well-being and to protection of that environment for the benefit of present and future generations through reasonable legislative and other measures. The Constitution and the National Environmental Management Act, No. 107 of 1998, or NEMA, as well as various other related pieces of legislation grant legal standing to a wide range of people and interest groups to bring legal proceedings to enforce their environmental rights, which are enforceable against private entities as well as the South African government.

South African environmental legislation commonly requires businesses whose operations may have an impact on the environment to obtain permits and authorisations for those operations. The applicable environmental legislation also imposes general compliance requirements and incorporates the "polluter pays" principle. Under the terms of the MPRDA, all prospecting and mining operations are to be conducted according to an environmental management plan/programme which must be approved by the DMR. Directors will be held liable under provisions of the MPRDA and NEMA for any environmental degradation.

South African mining companies are required by law to undertake rehabilitation works as part of their ongoing operations in accordance with an approved environmental management plan/programme, which supports a mine closure plan. Sibanye Gold funds these environmental rehabilitation costs by making contributions into an environmental trust fund. The current estimated cost for rehabilitation associated with premature closure is fully funded in the form of cash in DMR-controlled trust funds and insurance guarantees. The trust fund system enables annual revisions and associated payments to be made in a tax-efficient way, while providing comfort to the regulators that the operator has the means to rehabilitate any mine after operations have ceased.

Under the National Water Act 36 of 1998, or the National Water Act, all water in the hydrological cycle is under the custodianship of the State held in trust for the people of South Africa and water users have been required to re-register their water uses. In addition, the National Water Act governs waste water and waste water discharge into water resources. Sibanye Gold continues to use all reasonable and practical measures to remove underground water to permit the routine safe functioning of its mines. The Kloof operation was issued a water use licence in December 2008 that expired in December 2011. Gold Fields applied for renewal of, and amendments to, this licence. Pending approval of the Kloof water use licence, Gold Fields obtained a regulatory directive from the Department of Water Affairs, or the DWA, that permits the continuation of water uses at its Kloof operations while its application is being processed. Historically, the Kloof operation has been in compliance with the licence granted to it in 2008. However, from February 2011 to September 2011, the water discharged from one of the shafts of the KDC operation covered by the Kloof licence exceeded the discharge parameters specified by the licence. Gold Fields informed the DWA and other relevant investigators and investigated the cause of the increased discharge. One of the key findings of the investigation was that the increased discharge was most likely due to external variables beyond the control of the KDC operation. Based on this information, the directive described above included an increase to the discharge limit. As of 9 December 2011, the date of issue of the Kloof Directive, the water discharged from the shaft covered by the Kloof licence has been in compliance with the discharge parameters specified in the directive. The Driefontein operation was also recently issued a water use licence. However, due to certain discrepancies in the information provided for the water use licence, Sibanye Gold remains in discussions with the DWA to revise the licence. In addition, once this process is complete, Sibanye Gold intends to apply for an amendment to the Driefontein water use licence to add certain water uses not previously required. Sibanye Gold believes that it is discharging water within the parameters of the Driefontein licence but there can be no assurance that a revised licence will be issued or that the DWA will not determine that Sibanye Gold is in non-compliance with its requirements. The DWA advised Beatrix, which had pre-existing water permits of indefinite length, that its current water usage remains authorised and it need not apply for a new licence. However, Beatrix has nevertheless submitted a water use licence application, which is currently being processed. Therefore, management believes that all of its operations now have all required authorisations to undertake regulated water uses for purposes of carrying out its mining operations.

The Atmospheric Pollution Prevention Act, No. 45 of 1965, or APPA, has been repealed and while some of the regulations promulgated under APPA remain in force, air pollution is now regulated under The National Environmental Management Air Quality Act, 2004, or Air Quality Act. Scheduled processes are now listed under the section 21 Notice, and minimum emission standards have been set for each listed activity. If a process is listed, it will be necessary to convert existing APPA registration certificates to Atmospheric Emission Licences under the Air Quality Act, or to apply for such a licence under the Air Quality Act. Sibanye Gold believes it is on schedule to obtain Atmospheric Emission Licences under the Air Quality Act in relation to its operations, where applicable. Monitoring of stack emissions in accordance with the concentration limits set out in the section 21 Notice will also be required. To the extent that more stringent requirements may be introduced regarding dust, Sibanye Gold is positioning itself operationally over the near to medium term.

The National Environmental Management Amendment Act, No. 62 of 2008, or NEMAA, was promulgated on 9 January 2009 and came into effect on 1 May 2009. The Minerals and Petroleum Resources Development Amendment Act, No. 49 of 2008, or MPRDAA, was promulgated on 21 April 2009, although a commencement date has not been proclaimed by the President. The 2010 Environmental Impact Assessment Regulations, or EIA Regulations, as contained in Government Notices 543-546 of 18 June 2010, commenced on 2 August 2010. These replace the 2006 EIA Regulations. The effect of the amendments as contained in the NEMAA and the MPRDAA will ultimately mean that NEMA will be responsible for all environmental authorisations for and relating to mining and the Minister of Water and Environmental Affairs will be the relevant authority. Until the MPRDAA comes into effect, as well as during the first 18-month period after such effect, the MPRDA is the applicable legislation and the Minister of Mineral Resources is the responsible authority for all environmentally related mining activities.

The South African government is considering the introduction of a carbon tax in 2013 to reduce greenhouse gas emissions. The proposed carbon tax is R120 per ton CO_2-e, however, 60% of emissions would initially be tax exempt. The 60% discount will continue to apply until 2020. The net carbon tax will therefore only be R120 per ton CO_2-e. The R48 per ton will be escalated by 10% per annum until 2020. The 60% discount will be scaled back gradually from 2020 until 2025 and may be replaced by absolute emissions thresholds thereafter. A revised policy paper which may discuss the proposed carbon tax and the possibility of introducing a trading scheme for greenhouse gases is expected to be released by the South African government for public comment later this year, or next year.

Although South Africa has a comprehensive environmental regulatory framework, enforcement of environmental law has traditionally been poor. The Department of Environmental Affairs has indicated that enforcement will improve and Environmental Management Inspectors have been appointed under NEMA. The Environmental Management Inspectors have commenced with environmental inspections and investigations at some of the major industrial facilities. The focus to date has been on those industries that impact heavily on air quality, such as platinum mines and the steel industry.

Sibanye Gold undertakes activities which are regulated by the National Nuclear Regulator Act, No. 47 of 1999, or the NNR Act. The NNR Act requires Sibanye Gold to obtain authorisation from the National Nuclear Regulator, or NNR, and undertake activities in accordance with the conditions of such authorisations. The NNR has alleged certain non-compliance issues relating to radiation levels in water running adjacent to certain of Sibanye Gold's properties. Sibanye Gold does not concede the accuracy of the NNR samples and has taken its own samples, which have proven to be acceptable. Despite this and Sibanye Gold's belief that it has not breached compliance with the NNR Act, it is in regular ongoing discussions with the NNR regarding the possible remediation of these areas as part of an industry initiative. All of Sibanye Gold's mining operations possess and maintain Certificates of Registration issued by the NNR.

Health and safety

The principal objective of the South African Mine Health and Safety Act, No. 29 of 1996, or the Mine Health and Safety Act, is to protect the health and safety of persons at mines. The Mine Health and Safety Act requires that employers and others ensure their operating and non-operating mines provide a safe and healthy working environment, determines penalties and a system of administrative fines for non-compliance and gives the Minister of Mineral Resources the right to restrict or stop work at any mine and require an employer to take steps to minimise health and safety risks at any mine. The Mine Health and Safety Act further provides for employee participation through the establishment of health and safety committees and by requiring the appointment of health and safety representatives. It also gives employees the right to refuse dangerous work. Finally, it describes the powers and functions of the MHSI (which inspectorate is part of the DMR and the process of enforcement). Under the Mine Health and Safety Act, an employer is obligated, among other things, to ensure, as far as reasonably practicable, that its mines are designed, constructed and equipped to provide conditions for safe operation and a healthy working environment and the mines are commissioned, operated, maintained and decommissioned in such a way that employees can perform their work without endangering their health and safety or that of any other person. Every employer must ensure, as far as reasonably practicable, that persons who are not employees, but who may be directly affected by the activities at a mine, are not exposed to any hazards to their health and safety.

The Mine Health and Safety Amendment Act came into operation on 30 May 2009. It criminalises violations of the Mine Health and Safety Act and increases the maximum fines. Any owner convicted in terms of the above offences may have its mining licences withdrawn or suspended, be fined up to R3 million and/or be imprisoned for a period not exceeding five years, while the maximum fine for other offenses and administrative fines are increased, with the highest fine being R1 million per occurrence. Two sections of the Mine Health and Safety Amendment Act, which create new offences of contravening or failing to implement provisions of the Mine Health and Safety Act resulting in a person's death and vicarious liability for an employer where certain persons commit an offense and the employer permitted or did not take all reasonable steps to prevent the person's actions, have not yet come into effect. Several mining companies objected to them on constitutional grounds and the government agreed that they would not come into effect pending further discussion with the industry. In financial years ended December 2011 and June 2010 the DMR increased enforcement of certain provisions of the Mine Health and Safety Act with respect to compliance with, and adoption of, leading practice at all mines.

The principal health risks associated with Sibanye Gold's mining operations in South Africa arise from occupational exposure and community environmental exposure to silica dust, noise, heat and certain hazardous chemicals. The most significant occupational diseases affecting Sibanye Gold's workforce include lung diseases (such as silicosis, tuberculosis, a combination of the two and COAD) as well as NIHL. The ODMWA governs the payment of compensation and medical costs related to certain illnesses, such as silicosis, contracted by persons employed in mines or at sites where activities ancillary to mining are conducted. Occupational healthcare services are made available by Sibanye Gold to employees from its existing facilities. Pursuant to proposed changes in the ODMWA, Sibanye Gold may experience an increase in the cost of these services. See "Annexure 15: Risk Factors – Risks related to South Africa – Sibanye Gold's operations are subject to South African environmental and health and safety regulations, which could impose significant costs and burdens and Sibanye Gold may face claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws." This increased cost, should it transpire, is currently indeterminate.

Until recently, the mining industry believed, as previous cases had indicated, that a provision in the Compensation for Occupational Injuries and Diseases Act, No. 130 of 1993, or the COIDA, precluded an employee from recovering any damages from the employer for an occupational injury or disease resulting in his disablement or death, if compensation had been paid to the employee either under the COIDA or under the ODMWA. The ODMWA governs the payment of compensation and medical costs for certain illnesses, such as silicosis, contracted by those employed in mines or at sites where activities ancillary to mining are conducted. Recently, the South African Constitutional Court ruled that a claim for compensation under ODMWA does not prevent the employee from seeking to recover compensation from the employer concerned in a civil action under common law (either as individuals or as a class). While issues, such as negligence and causation, need to be proved on a case by case basis, it is nevertheless possible that such ruling could expose Sibanye Gold to claims related to occupational hazards and diseases (including silicosis), which may be in the form of a class action or similar group claim. Such actions may also arise in connection with incidences of such diseases in communities proximate to Sibanye Gold's mines. In the second half of 2012, one suit has been filed and one suit has been threatened against several South African mining companies, including Gold Fields and Sibanye Gold, on behalf of former gold mine workers and the dependents of gold mine workers who have died from silicosis.

If a significant number of such claims were suitably established against Sibanye Gold, the payment of compensation for the claims could have a material adverse effect on Sibanye Gold's business, reputation, results of operations and financial condition. In addition, Sibanye Gold may incur significant additional costs arising out of these issues, including costs relating to the payment of fees, increased levies or other contributions in respect of compensatory or other funds established (if any) and expenditures arising out of its efforts to resolve any outstanding claims or other potential action.

New Companies Act and business rescue proceedings

Sibanye Gold is subject to the applicable provisions of the Companies Act, which came into force on 1 May 2011. The Companies Act modernises and makes for a more flexible company law regime in South Africa, though in doing so, it has created various areas of uncertainty. Other than with respect to the transitional arrangements as provided for in Schedule 5 (which provides, *inter alia*, for the continued application of chapter 14 of the previous Companies Act, 1973 which regulates winding-up and liquidation of companies), the Companies Act replaces the previous Companies Act 1973 in its entirety. The South African common law relating to companies has nevertheless, to a large extent been preserved and has, to some extent, been codified in the new Companies Act.

In terms of the Companies Act, subject to certain provisions set out in the transitional arrangements, every pre-existing company that was, immediately before 1 May 2011, incorporated or registered in terms of the Old Companies Act continues to exist as a company as if it had been incorporated and registered in terms of the Companies Act, with the same name and registration number previously assigned to it.

The Companies Act extends shareholders' rights against companies and directors, prescribed officers and committee members will now face more extensive and stricter grounds for personal liability for their actions in the company than they did under the Old Companies Act. The Companies Act introduces class action suits against companies, directors and company officers by persons whose rights are affected by the company. Companies will thus face a greater risk of litigation and the costs thereof.

As a company listed on the JSE, Sibanye Gold will be required to comply with the Listings Requirements, including certain requirements relating to corporate governance. In this regard, Sibanye Gold will be required to disclose to its shareholders the extent of its compliance with the prevailing King Code for Corporate Governance for South Africa and shall be obligated to disclose any instance of non-compliance with that code.

RISK FACTORS

In addition to the other information included in this Pre-Listing Statement, the considerations listed below could have a material adverse effect on Sibanye Gold's business, financial condition or results of operations, resulting in a decline in the trading price of Sibanye Gold's ordinary shares or ADRs. The risks set forth below comprise all material risks currently known to us. These factors should be considered carefully, together with the information and financial data set forth in this document.

RISKS RELATED TO SIBANYE GOLD'S BUSINESS

Changes in the market price for gold, which in the past have fluctuated widely, affect the profitability of Sibanye Gold's operations and the cash flows generated by those operations.

Virtually all of Sibanye Gold's revenues are derived from the sale of gold. Sibanye Gold also derives an immaterial amount of revenue from the sale of silver, representing, for example, 0.2% of revenue during the financial year ended December 2011. Sibanye Gold generally does not enter into forward sales, derivatives or other hedging arrangements to establish a price in advance for the sale of its future gold production. Since Sibanye Gold does not generally use commodity or derivative instruments, it will generally be unprotected against declines in the gold price, which could lead to reduced revenue in respect of gold production that is not hedged. See "Annexure 13: Sibanye Gold risk management". Historically, the market price for gold has fluctuated widely and has been affected by numerous factors over which Sibanye Gold has no control, including:

- the demand for gold for industrial uses and for use in jewellery;
- demand for gold from relatively new emerging markets, particularly Brazil, Russia, India and China, and the emerging middle class in these markets;
- actual, expected or rumoured purchases and sales of gold bullion holdings by central banks or other large gold bullion holders or dealers;
- demand for exchange traded funds which replicate the exact performance of gold;
- demand for gold for investment purposes;
- investor confidence in gold and the gold business;
- speculative trading activities in gold;
- the overall level of forward sales by gold producers;
- the overall level and cost of production of gold;
- international or regional political and economic events or trends;
- the strength or weakness of the US dollar (the currency in which gold prices generally are quoted) and of other currencies;
- financial market expectations regarding the rate of inflation; and
- interest rates.

While the aggregate effect of these factors is impossible for Sibanye Gold to predict, if gold prices fall below the amount it costs Sibanye Gold to produce gold and remain at such levels for any sustained period, Sibanye Gold may experience losses and may be forced to curtail or suspend some or all of its projects, operations and/or reduce operational capital expenditures. In addition, Sibanye Gold might not be able to recover any losses it may incur during, or after, such periods.

The current demand for and supply of gold does not necessarily affect the price of gold in the same manner as current demand and supply affect the prices of other commodities. Since the potential supply of gold is large relative to mine production in any given year, normal variations in current production will not necessarily have a significant effect on the supply of gold or the gold price. Central banks, financial institutions and individuals historically have held large amounts of gold as a store of value, and production in any given year historically has constituted a small portion of the total potential supply of gold. Pursuant to a gold sales agreement entered into by 15 European central banks, individual banks may sell up to 400 tons of gold per year, effective through September 2014. However, the effect on the market of these or any other gold sales is unclear.

Due to the credit crisis in the Eurozone countries and other factors, the market price of gold has been at historically high levels recently, and has experienced significant volatility. A sustained period of significant gold price volatility may adversely affect Sibanye Gold's ability to evaluate the feasibility of undertaking new capital projects or continuing existing operations or to make other long-term strategic decisions.

Sibanye Gold's mineral resources and mineral reserves are estimates based on a number of assumptions, any changes to which may require Sibanye Gold to lower its estimated mineral reserves.

The mineral resources and mineral reserves stated in this Pre-Listing Statement represent the amount of gold that Sibanye Gold estimated, as of 31 December 2011, could be mined, processed and sold at prices at least sufficient to recover Sibanye Gold's estimated future total costs of production, remaining investment and anticipated additional capital expenditures, along with comparative figures for the mineral reserves as of 31 December, 2010. Ore mineral reserves are estimates based on assumptions regarding, among other things, Sibanye Gold's costs, expenditures, prices and exchange rates and metallurgical and mining recovery assumptions, which may prove inaccurate due to a number of factors, many of which are beyond Sibanye Gold's control. The Group's mineral resources are similarly based on assumptions for, among other things, grade and tonnage estimates.

In the event that Sibanye Gold revises any of its assumptions that underlie its mineral reserves reporting in an adverse manner, Sibanye Gold may need to revise its mineral reserves downwards. In particular, if Sibanye Gold's production costs (especially labour costs and electricity) or capital expenditures increase, if gold prices decrease or if the Rand strengthens against the US dollar, a portion of Sibanye Gold's mineral reserves may become uneconomical to recover, forcing Sibanye Gold to lower its estimated mineral reserves. See "Annexure 10: Competent Persons' Report".

Sibanye Gold's operations and profits have been and may be negatively affected by strikes, union activity and new and existing labour laws.

Recently, an increase in labour unrest and strike actions in South Africa has negatively impacted Sibanye Gold's mining operations. Additionally, in recent years the introduction of new labour laws or amendments to existing labour laws have imposed additional obligations on Sibanye Gold or granted additional rights to workers, thereby increasing compliance and other costs. These developments have had a material adverse impact on Sibanye Gold's operation, production and financial performance. The occurrence of any such events in the future could have further negative impacts upon Sibanye Gold and its financial performance and condition.

In recent years, Sibanye Gold has experienced greater union activity, including the entry of rival unions, which have resulted in more frequent industrial disputes, including violent protests, intra-union violence and clashes with police authorities, and has impacted labour relations. In particular, during the second half of the financial year ending December 2012, a number of unions in the mining industry threatened to or went on strike for various reasons, including the renegotiation of wage agreements. These strikes impacted each of Sibanye Gold's operations and caused work stoppages and significant production losses. As a result, on 27 September 2012, South Africa's sovereign debt credit rating, as well as the credit ratings of the country's leading mining companies, was downgraded.

For example, during September and October 2012, approximately 34 000 of Sibanye Gold's employees (out of nearly 36 000 employees) engaged in work stoppages. Work stoppages occurred at the KDC West mine from 9 September 2012 to 18 October 2012. At the KDC East mine, work stoppages occurred from 29 August 2012 to 5 September 2012 and again from 14 October 2012 to 23 October 2012, when 8 100 workers were dismissed for failing to return to work, with 7 600 appealing that dismissal. After an appeal process, a majority of the employees returned to work on 6 November 2012. At the Beatrix mine, work stoppages occurred from 21 September 2012 to 18 October, 2012 work on 6 November 2012. At the Beatrix mine, work stoppages occurred from 21 September 2012 to 17/18 October, 2012. Workers at Beatrix West went on strike on 21 September 2012 and workers at Beatrix North and South went on strike on 24 September 2012. On 17 October 2012, the strike at Beatrix North and South ended. On 18 October 2012, the strike at Beatrix West ended. In each case, these work stoppages continued despite the Chamber of Mines negotiating a settlement with three labour unions, the National Union of Mineworkers, or NUM, Solidarity and UASA, formerly known as the United Association of South Africa, which the striking employees rejected. Sibanye Gold has continued to engage with the relevant unions and has communicated with its employees in an attempt to resolve the work stoppages.

Sibanye Gold estimates that, as a result of these work stoppages, the losses for the financial year ended December 2012 were approximately 145 000 ounces of gold production and R2.1 billion of revenue. These estimated losses, however, were partially offset by approximately R0.3 billion saved in wages, electricity, consumables and other costs not paid. Negotiations with the South African mining unions in 2011 resulted in above-inflation wage increases between 8.0% to 10.0%, depending upon the category of employee. Such negotiations historically have occurred every two years. However, the recent labour unrest has resulted in South African mining industry participants undergoing negotiations with workers and labour unions outside this period. These ad-hoc negotiations resulted in a settlement proposal made by a number of the gold mining companies in South Africa, including Sibanye Gold (through its former parent company, Gold Fields). Through the Chamber of Mines, Sibanye Gold (through Gold Fields), agreed with the trade unions to an earlier implementation of a number of provisions of the wage agreement reached in 2011 that were agreed to by all parties, culminating in an adjustment to wages in the relevant bargaining units of around 3%, or R150 million, per annum relating to changes to job grades and entry-level wages. In addition, the gold mining companies, trade unions and government have set up a working group for a wide-ranging review of working practices, productivity improvements and socio-economic conditions in the gold mining industry, which will feed into the next round of wage negotiations scheduled for 2013. Despite the fact that returning employees will receive the benefit of this settlement, Sibanye Gold's employees may continue to take industrial action to protest and seek redress in connection with a variety of issues, including pay and working conditions. Negotiations with the South African mining unions generally take place every two years, and in light of the recent labour unrest, we expect that the negotiations in 2013 may be difficult and may be accompanied by further strikes, work stoppages or other labour actions.

In the event that Sibanye Gold experiences further strikes or work stoppages, delays, go-slow actions, sabotage, vandalism or other damage to operations, lower productivity levels than envisaged, other industrial relations-related interruptions at any of its operations or increased employment-related costs due to union or employee activity, these may have a material adverse effect on its business, production levels, production targets, results of operations, financial condition, reputation and future prospects. In addition, lower levels of mining activity can have a longer term impact on production levels and operating costs, particularly since mining conditions can deteriorate during extended periods without production and Sibanye Gold will not re-commence mining until health and safety conditions are considered appropriate to do so.

Further, during the second half of the financial year ending December 2012, labour actions in several other South African industries have also occurred, including in the transportation industry, the coal industry (which supplies the South African electricity utility) and the platinum industry. Such labour actions have the potential to impact on Sibanye Gold's business by influencing its own labour negotiations and by curtailing the supply of necessary inputs. Increased costs related to labour actions in other industries or shortages of production inputs caused by such actions may have a material adverse effect on Sibanye Gold's production levels, business, results of operations and financial condition.

Sibanye Gold may also be affected by certain labour laws that impose obligations regarding worker rights. For example, laws in South Africa impose monetary penalties for non-compliance with the administrative and the reporting requirements in respect of affirmative action policies. Existing labour laws and any new or amended labour laws may increase Sibanye Gold's labour costs and have a material adverse effect on Sibanye Gold's business, operating results and financial condition.

Due to the nature of mining and the type of gold mines it operates, Sibanye Gold faces a material risk of liability, delays, mine stoppages and increased production costs from environmental and industrial accidents and pollution.

The business of gold mining by its nature involves significant risks and hazards, including environmental hazards and industrial and mining accidents. In particular, hazards associated with Sibanye Gold's mining operations include:

- rock bursts;
- seismic events;
- extreme ambient operating temperature;
- surface or underground fires and explosions, including those caused by flammable gas or in connection with blasting;

- cave-ins, wall collapse or gravity falls of ground, including collapses of rock dumps;
- discharges of gases and toxic substances;
- releases of radioactivity;
- flooding;
- electrocution;
- falling from height;
- accidents related to the presence of mobile machinery, including locomotives, shaft conveyances, and elevators;
- ground and surface water pollution;
- production disruption due to weather;
- human error;
- sinkhole formation and ground subsidence; and
- other accidents and conditions resulting from drilling, blasting and removing and processing material.

Sibanye Gold is at risk of experiencing any and all of these environmental or other industrial hazards and is more susceptible than other mining operations to certain of these risks due to mining at deep levels. The occurrence of any of these hazards could delay or halt production, increase production costs and result in liability for Sibanye Gold.

Ageing infrastructure may cause breakdowns and unplanned stoppages, which may result in production delays, increased costs and industrial accidents.

Deep level gold mining shafts and processing plants like those operated by Sibanye Gold are usually designed with a lifespan of 25 to 30 years. Vertical shafts consist of large quantities of infrastructure steelwork for guiding conveyances and services such as high and low tension electric cables and air and water pipe columns. Maintaining this infrastructure requires skilled human resources, capital allocation, management and planned maintenance.

Once a shaft or a processing plant has reached the end of its intended lifespan, more than normal maintenance and care is required to maintain it. Nearly all of our operating shafts and processing plants are more than 30 years old. Although Sibanye Gold has a comprehensive maintenance strategy in place, incidents resulting in production delays, increased costs or industrial accidents may occur. Such incidents may have a material adverse effect on the company's results of operations and financial position.

Because Sibanye Gold's operations are concentrated in a few locations, disruptions in these locations could have a material adverse impact on its business operations.

Sibanye Gold's headquarters and all of its operations are located in the northern and southern margins of the Witwatersrand Basin in South Africa. The KDC operation is located in the Gauteng Province of South Africa, 60 kilometres southwest of Johannesburg and the Beatrix operation is located in the Free State Province of South Africa, 240 kilometres southwest of Johannesburg. Sibanye Gold's results of operations have been and are expected to continue to depend upon the mineral reserves and production of its KDC and Beatrix operations.

As a result, due to the geographic concentration of these operations, any adverse economic, political or social conditions affecting this region, as well as natural disasters or coordinated strikes or other work stoppages, could have a material adverse effect on Sibanye Gold's business, financial condition and results of operations. See "Risk Factors – Risks related to South Africa".

Sibanye Gold's business is subject to high fixed costs which may impact its profitability.

The South African gold mining industry is labour intensive and is characterised by high fixed costs and by revenues that can fluctuate more, and more rapidly, than its cost drivers. The majority of operating costs of each mine do not vary significantly with amount of production and, therefore, a relatively small change in productivity could have a disproportionate effect on operating and financial results. Accordingly, a relatively minor shortfall from expected revenue levels could have a material adverse effect on Sibanye Gold's growth or financial performance.

Labour has historically accounted for approximately half of Sibanye Gold's total operating expenses on an annual basis. A large proportion of other costs required to run the mines, including power, ventilation and cooling, are extremely difficult to reduce in a short period. Further, many of the costs described above continue to be incurred during strikes and work stoppages. Increases in fixed costs such as labour costs or electricity costs may cause marginal shafts or other areas at Sibanye Gold's operations to become uneconomical to mine. If this were to occur, it could reduce the amount of mineral reserves declared by Sibanye Gold and could have a material adverse effect on Sibanye Gold's business, operating results and financial condition.

If Sibanye Gold experiences losses of senior management or is unable to hire and retain sufficient technically skilled employees, its business may be materially adversely affected.

Sibanye Gold's ability to operate or expand effectively depends largely on the experience, skills and performance of its senior management team and technically skilled employees. However, the mining industry in South Africa, including Sibanye Gold, continues to experience a shortage of qualified senior management and technically skilled employees. Sibanye Gold cannot be certain that the services of its senior management and a sufficient number of its technically skilled employees will continue to be available to it. Any senior management departures or unavailability (due to death, injury, illness or other reasons) or technically skilled worker shortages could adversely affect Sibanye Gold's operational efficiency and production levels.

Sibanye Gold may be unable to hire or retain appropriate technically skilled employees or other management personnel, or may have to pay higher levels of remuneration than it currently intends in order to do so. For instance, the production of gold in South African deep level mines relies heavily upon rock drill operators and other operators of heavy machinery in underground conditions, and it is difficult to attract new entrants into these occupations. If Sibanye Gold is not able to hire and retain appropriate management and technically skilled personnel, or if there are not sufficient succession plans in place, this could have a material adverse effect on its business (including production levels), results of operations and financial position.

Because gold is generally sold in US dollars, while virtually all of Sibanye Gold's production costs are in Rand, Sibanye Gold's operating results and financial condition will be materially harmed if there is a material appreciation in the value of the Rand.

Gold is sold throughout the world principally in US dollars, but all of Sibanye Gold's costs of production are incurred in Rand. As a result, any significant and sustained appreciation of the Rand against the US dollar may materially increase Sibanye Gold's costs in US dollar terms, which could materially adversely affect Sibanye Gold's operating results and financial condition. In the financial year ended December 2011, movements in the US dollar/Rand exchange rate impacted on Sibanye Gold's results of operations as the Rand strengthened 1.1% against the US dollar from an average of 7.30 in the financial year ended December 2011 to 7.22 in the financial year ended December 2012. In the six months ended June 2012, movements in the US dollar/Rand exchange rate had a significant impact on Sibanye Gold's results of operations as the Rand weakened 15.1% against the US dollar, from an average of 6.88 in the six months ended June 2011 to 7.92 in the six months ended June 2012.

Conversely, inflation in South Africa could increase the prices Sibanye Gold pays for products and services, including wages for its employees and power costs, which if not offset by increased gold prices or currency devaluations, could have a material adverse effect on Sibanye Gold's financial condition and results of operations.

Actual and potential supply chain shortages and increases in the prices of production inputs may have a material adverse effect on Sibanye Gold's operations and profits.

Sibanye Gold's results of operations are affected by the availability and pricing of raw materials and other essential production inputs, including fuel, steel, cyanide and other reagents. The price of raw materials may be substantially affected by changes in global supply and demand, weather conditions, governmental controls and other factors. A sustained interruption in the supply of any of these materials would require Sibanye Gold to find acceptable substitute suppliers and could require it to pay higher prices for such materials. Any significant increase in the prices of these materials will increase Sibanye Gold's operating costs and affect production considerations.

Power stoppages, fluctuations and usage constraints may force Sibanye Gold to halt or curtail operations.

In 2008, South Africa experienced disruptions in electrical power supply that impacted Sibanye Gold's operations. The Department of Energy is in the process of developing a power conservation programme, including rules regarding baseline adjustments and load growth. However, there can be no assurance that this conservation programme will ensure that there is sufficient electricity available for Sibanye Gold to run its operations at full capacity or at all. In October 2012, the South African state utility Eskom Limited, or Eskom, warned that it may face constraints on the supply of power over the next two years. Further, while the labour unrest in the second half of the financial year ending December 2012 reduced electricity demand, Eskom announced that it experienced a disruption in the supply of coal used to generate electricity due to other labour unrest in South Africa. Any disruption or decrease in the electrical power supply available to Sibanye Gold's operations could have a material adverse effect on its business, operating results and financial condition.

Sibanye Gold's insurance coverage may prove inadequate to satisfy potential claims.

Sibanye Gold has a range of insurance coverage; however, it may become subject to liability for pollution, occupational illnesses or other hazards against which it has not insured, cannot insure or has insufficiently insured, including those in respect of past mining activities. Sibanye Gold's existing property and liability insurance contains exclusions and limitations on coverage. Should Sibanye Gold suffer a major loss, future earnings could be affected. In addition, insurance may not continue to be available at economically acceptable premiums. As a result, in the future, Sibanye Gold's insurance coverage may not cover the extent of claims against Sibanye Gold, including, but not limited to, claims for environmental or industrial accidents, occupational illnesses or pollution or any cross-claims made.

Theft of gold and production inputs, and illegal mining occur on some of Sibanye Gold's properties. These activities are difficult to control, can disrupt business and can expose Sibanye Gold to liability.

Sibanye Gold's properties have experienced illegal mining activities and theft of gold bearing materials (which may be by employees or third parties). The activities of the illegal miners could cause pollution or other damage to Sibanye Gold's properties, including underground fires, or personal injury or death, for which Sibanye Gold could potentially be held responsible. An increase in illegal mining activities could result in depletion of mineral deposits, potentially making the future mining of such deposits uneconomic. The presence of illegal miners could lead to project delays and disputes regarding the development or operation of commercial gold deposits. An increase in the theft of gold or any inputs required for the production of gold may reduce the amount of gold that Sibanye Gold is able to recover from its operations. Rising gold prices may increase the likelihood of such thefts occurring. Illegal mining and theft could also result in lost gold mineral reserves and mine stoppages, and have a material adverse effect on Sibanye Gold's financial condition or results of operations.

To the extent that Sibanye Gold seeks to expand through acquisitions, it may experience problems in executing acquisitions or managing and integrating the acquisitions with its existing operations.

Sibanye Gold may selectively pursue opportunities to leverage processing capacity and infrastructure at the Company's existing mines and processing hubs. Such opportunities may take the form of the acquisition of other companies, development projects or assets, or through joint ventures. Any such acquisition or joint venture may change the scale of Sibanye Gold's business and operations and may expose it to new geographic, geological, political, social, operating, financial, legal, regulatory and contractual risks. For example:

- there may be a significant change in commodity prices after Sibanye Gold has committed to complete a transaction and established a purchase price or share exchange ratio;
- a material orebody may not meet expectations;
- Sibanye Gold may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realising anticipated synergies and maximising the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls;
- the integration may disrupt Sibanye Gold's ongoing business and its relationships with employees (who may be subject to consolidation), suppliers and contractors;
- an acquisition may divert management's attention from Sibanye Gold's day-to-day business;
- the acquired business may have undetected liabilities which may be significant; and
- in addition, to the extent Sibanye Gold participates in the development of a project through a joint venture or any other multi-party commercial structure, there could be disagreements, legal or otherwise, or divergent interests or goals amongst the parties, which could jeopardise the success of the project.

There can be no assurance that any acquisition or joint venture will achieve the results intended. Any problems experienced by Sibanye Gold in connection with an acquisition or joint venture as a result of one or more of these or other factors could have a material adverse effect on Sibanye Gold's business, operating results and financial condition.

To the extent that Sibanye Gold seeks to expand its current mining operations, it may experience problems associated with mineral exploration or developing mining projects.

In order to expand its operations and mineral reserve base, Sibanye Gold may investigate the exploitation of mineralisation below the current mining levels at KDC and the incremental expansion of its operations at Beatrix. Such projects involve many risks and are frequently unsuccessful. Any such programme entails risks relating to the location of economic ore bodies, the development of appropriate extractive processes, the receipt of necessary governmental permits and regulatory approvals and the extension of mining and processing facilities at the mining site. Sibanye Gold's efforts may not result in an increase of its mineral reserves. It can take a number of years and substantial expenditures for such expansions to provide a return on investment, during which time the economic feasibility of production may change. Furthermore, significant capital investment is required to achieve commercial production from such efforts. There is no assurance that Sibanye Gold will have, or be able to raise, the required funds to engage in these activities or to meet its obligations with respect to the properties in which it has or may acquire an interest.

Sibanye Gold relies on information technology and communications systems, the failure of which could significantly impact its operations and business.

Sibanye Gold relies on its information technology and communications systems, in particular its SAP, payroll and time and attendance applications. Sibanye Gold's information technology and communications systems could be exposed to, among other things, damage or interruption from telecommunications failure, unauthorised entry and malicious computer code, fire, natural disaster, power loss, industrial action and human error. While it has offsite backup systems in place, the occurrence of any of the above may also disrupt Sibanye Gold's information technology and communications systems and may lead to important data (including geophysical and geological data) being irretrievably lost or damaged. Such damage or interruption may adversely affect Sibanye Gold's business, prospects and results of operations.

Sibanye Gold's results of operations may be adversely impacted if it becomes obligated to make payments under certain guarantees it has provided on notes issued by Gold Fields Orogen Holding (BVI) Limited or under guarantees it has provided on certain financing facilities.

On 30 September 2010, Gold Fields Orogen Holdings (BVI) Limited, or Orogen, announced the issue of $1,000,000,000 4.875% guaranteed notes due 7 October 2020, or the Notes issued on 7 October 2010. The payment of all amounts due in respect of the Notes was unconditionally and irrevocably guaranteed by Gold Fields, Sibanye Gold, GFO, and Gold Fields Holdings Company (BVI) Limited, or, together, the Guarantors, on a joint and several basis. The Notes and guarantees constitute direct, unsubordinated and (subject to the negative pledge provisions related to further capital market indebtedness) unsecured obligations of Orogen and the Guarantors, respectively, and rank equally with all other existing and future unsubordinated and unsecured obligations from time to time outstanding of Orogen and the Guarantors, respectively. Sibanye Gold will continue to be a Guarantor of the Notes, and if there is any default by Orogen or the other Guarantors related to the Notes, Sibanye Gold may become liable for the full amount of Orogen's outstanding obligations.

Each of Gold Fields and the other Guarantors have entered into an Indemnity Agreement in favour of Sibanye Gold in order to indemnify Sibanye Gold against any loss caused to Sibanye Gold in circumstances where Sibanye Gold is required to make a payment to noteholders or the trustee of the Notes by virtue of its guarantee of the Notes (whether such loss is made prior to or after the date on which the Unbundling takes effect or whether the circumstances giving rise to such loss arose prior to or after such date). Despite this indemnification, if Sibanye Gold is not released as a Guarantor of the Notes, it may be difficult for Sibanye Gold to obtain financing on commercially acceptable terms, or at all. Further, if there is an event of default and monies payable under the Notes are accelerated and Gold Fields cannot or does not meet its obligation to indemnify Sibanye Gold for all or part of its guarantee, this will have a material adverse effect on Sibanye Gold's operations and financial performance. See "Annexure 12: Material Contracts – US$1 billion Notes Issue Due 2020". Among other things, if Sibanye Gold is required to make any payment pursuant to its guarantee under the Notes, this would constitute an event of default or a breach of Sibanye Gold's other financing facilities. Any such event or breach may have a material adverse effect on Sibanye Gold's results of operations and financial condition.

Sibanye Gold also acts as a guarantor with respect to a US$1 billion syndicated revolving credit facility, a US$500 million syndicated revolving credit facility, a R2.0 billion revolving credit facility and R1.5 billion long term revolving credit facilities. See "Part 9: Financial Information – Credit Facilities and Other Capital Resources." As part of the Unbundling, Gold Fields intends to refinance these facilities and to remove Sibanye Gold as a guarantor to these facilities. On 28 November 2012, Sibanye Gold entered into an agreement regarding the Bridge Loan Facilities, which are intended to replace the facilities mentioned above on the Unbundling date effectively removing Sibanye Gold as guarantor. In the event that Gold Fields is unsuccessful in removing Sibanye Gold as a guarantor to any of these facilities and if the borrower or any of the other Guarantors under these facilities fails to make the relevant payments, Sibanye Gold may be required to make payments under these guarantees, which could have a material adverse effect on its operations and financial performance. Further, market conditions may negatively impact Sibanye Gold's ability to obtain financing for amounts it becomes required to pay under its obligations as guarantor, as well as the rate of interest required to finance these amounts.

RISKS RELATED TO SOUTH AFRICA

Sibanye Gold is subject to the imposition of various costs, such as mining taxes or royalties which may have a material adverse effect on Sibanye Gold's operations and profits.

In recent years, governments (local and national), communities, non-governmental organisations and trade unions in several jurisdictions have sought and, in some cases, implemented greater costs on the mining industry, including through the imposition of additional taxes and royalties.

In South Africa, the African National Congress (the "ANC"), is considering a report which, among other things, proposes greater state intervention in the mining industry, including the revision of existing royalties, the imposition of new taxes and increasing the state's holdings in mining companies. This research report was reviewed at the National Executive Committee of the ANC. In June 2012, the report was discussed at the national policy conference of the ANC. The conference recommended that the South African government take a more active role in the mining sector including through the strengthening of a state mining company to be involved in new projects either through partnerships or individually. The policy conference's recommendations were considered for adoption as ANC policy during the national conference of the ANC held in December 2012.

It is unclear whether the policy adopted will impose additional restrictions, obligations, operational costs, taxes or royalty payments on gold mining companies, including Sibanye Gold, any of which could have a material adverse effect on Sibanye Gold's business, operating results and financial condition.

Economic, political or social instability affecting South Africa may have a material adverse effect on Sibanye Gold's operations and profits.

All of Sibanye Gold's production is in South Africa. As a result, changes or instability affecting the economic, political or social environment in South Africa could affect an investment in Sibanye Gold.

As noted above, South Africa and the South African mining industry, including Sibanye Gold, have been the target of large-scale labour strikes in the financial year ended December 2012. Labour unrest has increased in the South African mining industry and the entry of rival unions has contributed to increased violence and greater frequency of such unrest.

Sibanye Gold may be subject to actions by labour groups or other interested parties who object to perceived or actual conditions and policies at its mines or to perceived or actual environmental impact of such mines. Such action may also be influenced by political forces within South Africa. Additionally, the proliferation of social media and other internet technologies may contribute to negative publicity relating to any actual or perceived environmental, labour or other issues at Sibanye Gold's operations. These actions may delay or halt production, increase production costs, result in liability, lead to greater costs or may create negative publicity related to Sibanye Gold. Additionally, these actions, and especially those related to labour groups and work stoppages, can lead to a loss of investor confidence in the South African gold industry in general, which may restrict Sibanye Gold's access to international financing and could have a material adverse effect on Sibanye Gold's business, operating results and financial condition.

For example in the second half of 2012, South Africa's sovereign credit rating was lowered by certain rating agencies, resulting in higher interest rates for South Africa's sovereign debt, which may in turn adversely affect South Africa's economy. This sovereign credit downgrade and its effect on the South African economy may adversely affect Sibanye Gold and other South African companies in various ways, including by causing a potential downgrade of such companies' credit ratings. This could lead to increased borrowing costs for Sibanye Gold and a diminished ability to raise capital from the international debt markets in the future.

In recent years, South Africa has continued to experience high levels of crime and unemployment. These problems may have impacted fixed inward investment into South Africa and have prompted emigration of skilled workers. As a result, Sibanye Gold may have difficulty attracting and retaining qualified local employees. There has also been regional political and economic instability in certain of the countries surrounding South Africa. Any similar political or economic instability in South Africa could have a negative impact on Sibanye Gold's ability to manage and operate its South African operations.

Numerous public statements have also been made about the nationalisation of South African mines by labour unions and political groups in South Africa. While the official policy of the South African government and the ANC is not to nationalise mines, these comments and any other potential threats of nationalisation may negatively affect the perceived value of Sibanye Gold's property and investors' perceptions of South Africa. The ANC conference took place during December 2012 and the official policy of the ANC not to nationalise mines was confirmed however it did adopt recommendations for greater state intervention in the mining industry including the imposition of new taxes. It remains unclear what effect the policies adopted at this conference will have on the South African gold mining industry or on Sibanye Gold specifically. Any threat of, or actual proceeding to, nationalise any of Sibanye Gold's assets could halt or curtail operations resulting in a material adverse effect on Sibanye Gold's business, operating results and financial condition and could cause the value of its securities to decline rapidly and dramatically, possibly causing investors to lose the entirety of their respective investments.

Power cost increases may adversely affect Sibanye Gold's results of operations.

Sibanye Gold's mining operations depend upon electrical power generated by the state utility provider, Eskom. Eskom holds a monopoly on power supply in the South African market. In calendar year 2009, Eskom applied to the National Energy Regulator of South Africa, or NERSA, for a 35% average tariff increase on each of 1 April 2010, 2011 and 2012, and NERSA granted average increases of 24.8%, 25.8% and 25.9%, respectively. However, in April 2012, Eskom implemented an average tariff increase of 16%. Eskom has submitted its intention to request an average annual tariff increase of 16% for the five-year period starting 1 April 2013. Therefore, Sibanye Gold expects significant increases during the next several years as Eskom embarks on an electricity generation capacity expansion programme. Should Sibanye Gold experience further power tariff increases, its results of operations may be adversely impacted.

Sibanye Gold's financial flexibility could be materially constrained by South African exchange control regulations.

South Africa's exchange control regulations, or the Exchange Control Regulations, restrict the export of capital from South Africa, the Republic of Namibia, and the Kingdoms of Lesotho and Swaziland, known collectively as the Common Monetary Area, or the CMA. Transactions between South African residents (including companies) and non-residents of the CMA are subject to exchange controls enforced by the South African Reserve Bank, or SARB. As a result, Sibanye Gold's ability to raise and deploy capital outside the CMA is restricted. These restrictions could hinder Sibanye Gold's financial and strategic flexibility, particularly its ability to raise funds outside South Africa.

Regulation of greenhouse gas emissions and climate change issues may materially adversely affect Sibanye Gold's operations.

Energy is a significant input to Sibanye Gold's mining and processing operations, with its principal energy sources being electricity, purchased petroleum products, natural gas and coal. There is a substantial weight of scientific evidence concluding that carbon emissions from fossil fuel-based energy consumption contribute to global warming, greenhouse effects and climate change. A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to the potential impact of climate change that may restrict emissions of greenhouse gases. In particular, the Durban platform commits all parties to the conference to develop a global mitigation regime, with the specific terms of that legally binding accord, including individual targets, to be finalised by 2015.

The South African government is considering the introduction of a carbon tax in 2013 to reduce greenhouse gas emissions. The proposed carbon tax is R120 per ton CO_2-e, however, 60% of emissions would initially be tax exempt. The 60% discount will continue to apply until 2020. The net carbon tax will therefore only be R48 per ton. The R48 per ton will be escalated by 10% per annum until 2020. The 60% discount will be scaled back gradually from 2020 until 2025 and may be replaced by absolute emissions thresholds thereafter. If the proposed carbon tax had been in effect in the financial year ended December 2011, management estimates this would have introduced an additional cost of R223 million (after taking the 60% discount into consideration). See "Annexure 14.5: Regulatory Environment – Other – Environmental."

From a medium and long-term perspective, Sibanye Gold is likely to see an increase in costs relating to its energy-intensive assets and assets that emit significant amounts of greenhouse gases as a result of regulatory initiatives in South Africa. These regulatory initiatives will be either voluntary or mandatory and may impact Sibanye Gold's operations directly or by affecting its suppliers or customers. These costs may include, among others, emission measurement and reduction, audit processes and human resource costs. Non-compliance with statutory initiatives may result in monetary liabilities. Insurance premiums may increase and Sibanye Gold's position relative to industry competitors may change. Assessments of the potential impact of future climate change regulation are uncertain, given the wide scope of potential regulatory change in South Africa.

Furthermore, the potential physical impacts of climate change on Sibanye Gold's operations are highly uncertain. They may include changes in rainfall patterns and intensities, water shortages, extreme weather conditions and changing temperatures. Flooding could disrupt mining, processing and transportation, and result in increased health and safety risks. Extreme weather conditions may negatively impact Sibanye Gold's workforce. These effects may adversely impact the cost, production and financial performance of Sibanye Gold's operations.

HIV/AIDS, tuberculosis and other contagious diseases pose risks to Sibanye Gold in terms of lost productivity and increased costs.

The prevalence of HIV/AIDS in South Africa poses risks to Sibanye Gold in terms of reduced productivity and increased medical and other costs. Management has recently estimated that approximately 18% of Sibanye Gold's workforce is infected with HIV. Increasingly, Sibanye Gold is seeing an adverse impact of HIV/AIDS on its affected employees similar to that experienced by other companies in the South African mining sector, evidenced by increased absenteeism and reduced productivity. Compounding this are the concomitant infections such as tuberculosis that can accompany HIV illness, particularly at the end stages, and cause additional healthcare-related costs. In South Africa, the incidence of tuberculosis in mine workers is aggravated by exposure to crystalline silica dust and by compromised immunity due to HIV infection. HIV/AIDS remains an important focus for Sibanye Gold and Sibanye Gold will continue its extensive intervention campaigns. However, the potential impact of HIV/AIDS on Sibanye Gold's operations and financial condition is significant. Factors influencing the impact of HIV/AIDS include the incidence of HIV infection among Sibanye Gold's employees and the surrounding community, the impact on employees' productivity, treatment costs and other costs. Most of these factors are beyond Sibanye Gold's control.

Additionally, the spread of contagious diseases such as respiratory diseases, including seasonal flu, are exacerbated by communal housing and close quarters. Although Sibanye Gold is in the process of improving housing facilities at its mines, the spread of such diseases could impact employees' productivity, treatment costs and therefore operational costs.

Sibanye Gold's operations are subject to South African environmental and health and safety regulations, which could impose significant costs and burdens and Sibanye Gold may face claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws.

Sibanye Gold's operations are subject to various environmental laws and regulations including, for example, those relating to waste treatment and disposal, emissions and water management. Further, Sibanye Gold must comply with permits or standards governing, among other things, land rehabilitation, tailings and waste disposal areas, water consumption, air emissions, water discharges, naturally occurring radioactive material, transportation of ore or hazardous substances, power use and generation, use and storage of explosives, housing and other facilities for workers, reclamation, labour standards and mine safety and occupational health. For example, in South Africa, Sibanye Gold is required to secure estimated environmental rehabilitation costs for rehabilitation of a mine during and particularly after the mine has been closed in terms of the Mineral and Petroleum Resources Development Act No. 28 of 2002 ("MPRDA"). Sibanye Gold may in the future incur significant costs to comply with South African environmental requirements imposed under existing or new legislation, regulations or permit requirements or to comply with changes in existing laws and regulations or the manner in which they are applied. Sibanye Gold may also be subject to litigation and other costs as a result of environmental rights granted to individuals under South Africa's Constitution or other sources of environmental rights. These costs could have a material adverse effect on Sibanye Gold's business, operating results and financial condition. See "Annexure 14.5: Regulatory Environment – Other – Environmental".

Sibanye Gold's operations are also subject to various South African health and safety laws and regulations that impose various duties on Sibanye Gold's mines while granting the authorities broad powers to, among other things, close or suspend operations at unsafe mines and order corrective action relating to health and safety matters. Under these health and safety laws and regulations, Sibanye Gold may also be subject to prosecution for industrial accidents as well as significant penalties and fines for non-compliance. Further, certain targets were set by the Mine Health and Safety Council, or the MHSC, a body consisting of representatives from the government, mining companies and unions, for the reduction of accidents, noise and silicosis to be achieved by 2013. If a mine fails to achieve these targets, or it is found to be in excess of noise or silicosis limits generally, the Mine Health and Safety Inspectorate, or the MHSI, could potentially order that operations be halted at any time due to overexposure of employees to unsafe or unhealthy working conditions. Sibanye Gold expects that the MHSC targets related to the reduction of accidents, noise and silicosis will be revised to tighten these standards over the next several years.

The principal health risks associated with Sibanye Gold's mining operations arise from occupational exposure and community environmental exposure to silica dust, noise, heat and certain hazardous chemicals. The most significant occupational diseases affecting Sibanye Gold's workforce include lung diseases (such as silicosis, tuberculosis, a combination of the two and COAD) as well as noise-induced hearing loss, or NIHL. The ODMWA, governs the payment of compensation and medical costs for certain illnesses, such as silicosis, contracted by those employed in mines or at sites where activities ancillary to mining are conducted. Recently, the South African Constitutional Court ruled that a claim for compensation under the ODMWA does not prevent the employee from seeking to recover compensation from the employer concerned in a civil action under common law (either as individuals or as a class). While issues, such as negligence and causation, need to be proved on a case by case basis, it is nevertheless possible that such ruling could expose Sibanye Gold to claims related to occupational hazards and diseases (including silicosis), which may be in the form of a class action or similar group action. Such actions may also arise in connection with the incidence of such diseases in communities proximate to Sibanye Gold's mines.

In the second half of 2012, two suits have been filed against several South African mining companies, including Gold Fields and Sibanye Gold, on behalf of current and former gold mine workers and the dependents of gold mine workers who have contracted or died of silicosis or other occupational lung diseases.

If a significant number of such claims were suitably established against Sibanye Gold, the payment of compensation for the claims could have a material adverse effect on Sibanye Gold's business, reputation, results of operations and financial condition. In addition,

Sibanye Gold may incur significant additional costs arising out of these issues, including costs relating to the payment of fees, increased levies or other contributions in respect of compensatory or other funds established (if any) and expenditures arising out of its efforts to resolve any outstanding claims or other potential action. Further, Sibanye Gold expects that the levels of statutory compensation payable to individuals may be increased over the next several years.

Sibanye Gold monitors health and safety issues in several jurisdictions. One issue that has arisen in the context of the United States is diesel particulate matter, or DPM. While regulations and litigation regarding DPM have not occurred in South Africa, Sibanye Gold expects that these issues may arise in the future. Sibanye Gold is currently unable to estimate any costs relating to new regulations or litigation around this issue, however any such regulations or litigation could have a material adverse effect on Sibanye Gold's business, operating results and financial condition.

A number of accidents, many of which resulted in fatalities, have recently occurred at various mining operations in South Africa, including at Sibanye Gold's operations. For example, on 30 June, 2012, the KDC mine was closed after a fire at one of its shafts resulted in five fatalities. KDC East reopened on 3 July 2012 and KDC West reopened on 9 July 2012. The fire in the affected shaft was extinguished on 14 August 2012; however, this shaft remained closed subject to a section 54 order issued by the Department of Mineral Resources, or the DMR. A section 54 order suspends mining operations at an operating section following a safety incident or accident. Sibanye Gold launched an internal investigation into the fire at KDC in order to better understand the cause of this accident. South Africa's deputy Mineral Resources Minister has stated that the ministry may increase sanctions, including closures, for mines in which fatalities occur because of violations of health and safety rules. As occurred in June, the DMR can and does issue, in the ordinary course of its operations, instructions, including section 54 orders, following safety incidents or accidents to partially or completely halt operations at affected mines. It is Sibanye Gold's policy to halt production at its operations when serious accidents occur in order to rectify dangerous situations and, if necessary, retrain workers. In addition, there can be no assurance that the unions will not take industrial action in response to such accidents which could lead to losses in Sibanye Gold's production. Any additional stoppages in production, or increased costs associated with such incidents, could have a material adverse effect on Sibanye Gold's business, operating results and financial condition. Such incidents may also negatively affect Sibanye Gold's reputation with, among others, employees and unions and South African regulators.

In April 2009, the Mine Health and Safety Amendment Bill became law, resulting in more stringent regulations regarding mine health and safety, to which Sibanye Gold is subject. Additionally, Sibanye Gold may be subject to an increased risk of prosecution for industrial accidents as well as greater penalties, including mine closure, and fines for non-compliance.

Further, any changes to the health and safety laws which increase the burden of compliance or the penalties for non-compliance may cause Sibanye Gold to incur further significant costs. See "Annexure 14.5: Regulatory Environment – Other – Health and Safety".

Sibanye Gold's operations in South Africa are subject to water use licences, which could impose significant costs and burdens.

Under South African law, Sibanye Gold's operations are subject to water use licences that govern each operation's water usage and that require, among other things, mining operations to achieve and maintain certain water quality limits regarding all water discharges. The Kloof operation (now part of the KDC mine) was issued a water use licence in December 2008 that expired in December 2011. Gold Fields, the former parent company of Sibanye Gold, applied for renewal of, and amendments to, this licence. Pending approval of the Kloof water use licence, Gold Fields obtained a regulatory directive from the Department of Water Affairs, or the DWA, that permits the continuation of water uses at its Kloof operations while its application is being processed. Prior to February 2011, the Kloof operation has been in compliance with the licence granted to it in 2008. However, from February 2011 to September 2011, the water discharged from one of the shafts of the KDC mine covered by the Kloof licence exceeded the discharge parameters specified by the licence. Gold Fields informed the DWA and other relevant regulators and investigated the cause of the increased discharge. One of the key findings of the investigation was that the increased discharge was most likely due to external variables beyond the control of the KDC operation. Based on this information, the directive described above included an increase to the discharge limit. As of 9 December 2011, the date of issue of the Kloof Directive, the water discharged from the shaft covered by the Kloof licence has been in compliance with the discharge parameters specified in the directive. Monitoring of the discharge quality is ongoing. However, there can be no assurance that the water discharge from the KDC operation will remain within these discharge parameters, that the renewed Kloof licence will be granted or that it will be granted with the increased discharge limit provided by the directive. The Driefontein operation (now part of the KDC mine) was issued a water use licence in October 2010. However, due to certain discrepancies in the information in the water use licence, Sibanye Gold remains in discussions with the DWA to rectify and revise the licence. In addition, once this process is complete, Sibanye Gold intends to apply for an amendment to the Driefontein water use licence to add certain water uses not previously required. Sibanye Gold believes that it is discharging water within the parameters of the Driefontein licence, but there can be no assurance that a revised licence will be issued or that the DWA will determine that Sibanye Gold is in compliance with its requirements. The DWA advised Beatrix, which had pre-existing water permits of indefinite length, that its current water usage remains authorised and it need not apply for a new licence. However, Beatrix has nevertheless submitted a water use licence application, which is currently being processed.

Sibanye Gold has identified a risk of potential long-term AMD, issues which is currently experienced by peer mining groups. AMD relates to the acidification and contamination of naturally occurring water resources by pyrite-bearing ore contained in underground mines and in rock dumps, tailings dams and pits on the surface. Sibanye Gold has commissioned several technical studies to identify the steps required to prevent AMD at its facilities, but none of these studies have allowed Sibanye Gold to generate a reliable estimate of the potential impact of AMD on Sibanye Gold. If Sibanye Gold were to experience any AMD issues, it could cause Sibanye Gold to fail to be in compliance with its water use licence requirements and could expose Sibanye Gold to potential liabilities.

While Sibanye Gold is investigating a water treatment strategy in an effort to satisfy the conditions of new water use licences and prevent potential AMD issues, there can be no assurance that Sibanye Gold will be in compliance with its licensing agreements within the required timeframe due primarily to the associated regulatory approval processes and commercial agreements that are required for the water treatment strategy. Sibanye Gold expects to incur significant expenditure to achieve and maintain compliance with the licence requirements at each of its operations. Any failure on Sibanye Gold's part to achieve or maintain compliance with the requirements of these licences with respect to any of its operations could result in Sibanye Gold being subject to substantial claims, penalties, fees and expenses; significant delays in operations; or the loss of the relevant water use licence, which could curtail or halt production at the affected operation. Any of the above could have a material adverse effect on Sibanye Gold's business, operating results and financial condition.

Sibanye Gold's mineral rights are subject to legislation, which could impose significant costs and burdens.

The MPRDA came into effect on 1 May 2004, together with the implementation of a broad-based socio-economic empowerment charter, or the Mining Charter, for effecting entry of historically disadvantaged South Africans, or HDSAs, into the mining industry. Among other things, the Mining Charter required (i) each mining company to achieve a 15% HDSA ownership of mining assets within five years of the Mining Charter coming into effect and a 26% HDSA ownership of mining assets within 10 years of the Mining Charter coming into effect, (ii) the mining industry as a whole to agree to assist HDSA companies in securing finance to fund participation in an amount of R100 billion over the first five years and (iii) mining companies to spell out plans for achieving employment equity at management level with a view to achieving a baseline of 40% HDSA participation in management and 10% participation by women in the mining industry, in each case within five years. The Mining Charter does not form part of the MPRDA and there is uncertainty relating to its enforceability.

Following a review and as anticipated, the DMR released the Amended Mining Charter on 13 September 2010. The Amended Mining Charter does not form part of the MPRDA and there is uncertainty relating to its enforceability. The requirement under the Mining Charter for mining entities to achieve a 26% HDSA ownership of mining assets by the year 2014 was retained. Amendments to the Mining Charter in the Amended Mining Charter include, *inter alia*, the requirement by mining companies to: (a) facilitate local beneficiation of mineral commodities; (b) procure a minimum of 40% of capital goods, 70% of services and 50% of consumer goods from HDSA suppliers (i.e. suppliers in which a minimum of 25% + 1 vote of their share capital must be owned by HDSAs) by 2014 (exclusive of non-discretionary procurement expenditure); (c) ensure that multinational suppliers of capital goods contribute a minimum of 0.5% of their annual income generated from South African mining companies into a social development fund from 2010 towards the socio-economic development of South African communities; (d) achieve a minimum of 40% HDSA demographic representation by 2014 at executive management (board) level, senior management (executive committee) level, core and critical skills, middle management level and junior management level; (e) invest up to 5% of annual payroll in essential skills development activities; and (f) implement measures to improve the standards of housing and living conditions for mineworkers by converting or upgrading mineworkers' hostels into family units, attaining an occupancy rate of one person per room and facilitating home ownership options for all mineworkers in consultation with organised labour, all of which must be achieved by 2014. In addition, mining companies are required to monitor and evaluate their compliance to the Amended Mining Charter, and must submit annual compliance reports to the DMR. The Scorecard for the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry attached to the Amended Mining Charter, or the Scorecard, makes provision for a phased-in approach for compliance with the above targets over the period ending in 2014. For measurement purposes, the Scorecard allocates various weightings to the different elements of the Amended Mining Charter. In accordance with the MPRDA, the DMR on 29 April 2009 published a Code of Good Practice for the Minerals Industry and the Housing and Living Condition Standard for the Mining Industry, or the Code, relating to the socio-economic transformation of the mining industry. However, certain provisions of the Code appeared to be inconsistent with the Mining Charter, or to go beyond the scope envisaged in the MPRDA. Various industry participants have been in discussions with the DMR regarding the scope and applicability of the Code. It is anticipated that the contents of the Code will ultimately be amended to be made consistent with the Amended Mining Charter. Details of when this will happen and the contents of the final Code are currently uncertain. See "Annexure 14.1: DMR – The MPRDA".

The acquisition by Mvelaphanda Resources Limited, or Mvela Resources, through its wholly-owned subsidiary Mvelaphanda Gold Limited, or Mvela Gold, of 15% shareholding in Sibanye Gold, the corporate entity which held Gold Fields' South African mining assets at the time, for a cash consideration of R4 139 million was effected in March 2009 for Gold Fields to comply with the 15% HDSA minimum ownership guideline within five years of the Mining Charter coming into effect. Immediately upon receipt of the Sibanye Gold shares, Mvela Gold exercised its right to exchange the Sibanye Gold shares for 50 million new Gold Fields shares. Pursuant to the above transactions, Mvela Gold owned approximately 7% of the listed shares of Gold Fields and Gold Fields again owned 100% of Sibanye Gold. As at 31 January 2011, Mvela Gold had sold or distributed to its shareholders all its remaining shares of Gold Fields and ceased to be a shareholder of Gold Fields and its subsidiaries, or the Gold Fields Group. During the six-month transition period ended December 2010, Gold Fields completed three further empowerment transactions which ensured Gold Fields' compliance with the 2014 Black Economic Empowerment, or BEE, equity ownership guidelines. These transactions included an Employee Share Option Plan, or ESOP, housed through the Thusano Share Trust for 10.75% of Sibanye Gold (represented by 13.5 million unencumbered Gold Fields shares with full voting rights); a broad-based BEE transaction for 10% of South Deep with a phased in participation over 20 years and a broad-based BEE transaction for a further 1% of Sibanye Gold, excluding South Deep. The three transactions had a combined value of approximately R2.4 billion. See "Annexure 12: Material Contracts – Additional Black Economic Empowerment Transactions". Based on these transactions as implemented by Gold Fields, Sibanye Gold believes that it has met its black economic empowerment equity requirements and that the black economic empowerment status of Sibanye Gold will not be affected by the Listing and Unbundling.

However, there is no guarantee that any steps that Gold Fields has already taken or that Gold Fields or Sibanye Gold might take in the future will ensure the successful renewal of Sibanye Gold's existing mining rights, the retaining of new mining rights, the granting of further new mining rights or that the terms of renewals of its rights would not be significantly less favourable to Sibanye Gold than the terms of its current rights. Any further adjustment to the ownership structure of Sibanye Gold's mining assets in order to meet the MPRDA's BBBEE requirements could have a material adverse effect on the value of Sibanye Gold's securities, and any failure to comply with the MPRDA's BEE requirements could subject Sibanye Gold to negative consequences, the scope of which have not yet been fully determined, but which may include, among other things, the loss of one or more mining rights. As noted, the ANC is considering a policy conference recommendation which, among other things, proposes greater state intervention in the mining industry.

Failure by Sibanye Gold (by virtue of Gold Fields' empowerment initiatives) to comply with the current 15% minimum HDSA ownership guideline, the 26% minimum HDSA ownership guideline as of 2014 or any of the other empowerment requirements set out in the MPRDA may amount to breach of the MPRDA and may result in the cancellation or suspension of Sibanye Gold's existing mining rights and may prevent Sibanye Gold's operations from obtaining any new mining rights.

The BBBEE Act, established a national policy on broad-based black economic empowerment with the objective of increasing the participation of HDSAs in the economy. The BBBEE Act provides for various measures to promote black economic empowerment, including empowering the Minister of Trade and Industry to issue the BBBEE Codes, with which organs of state and public entities and parties interacting with them or obtaining rights and licences from them would be required to comply. There has been some debate as to whether or to what extent the mining industry was subject to the BBBEE Act and the policies and Codes of Good Practice provided for thereunder. In December 2011, the Minister of Trade and Industry published for public comment by 9 February 2012 a draft Broad-Based Black Economic Empowerment Amendment Bill ("BBBEE Amendment Bill"), which has the effect of expanding and strengthening the black economic empowerment provisions of the BBBEE Act. On 8 August 2012, the South African cabinet approved the introduction of the draft BBBEE Amendment Bill to the South African parliament. It was expected that the draft bill would have clarified the extent, if any, of the application of the BBBEE Act to the mining industry, but such clarification has not been provided for in the draft bill. While it is anticipated that the draft bill will undergo various amendments before it becomes law, it should be appreciated that a risk exists that the companies in the mining industry may become subject to another layer of black economic empowerment regulation.

Although the proposed Unbundling does not require consent from the DMR for its implementation and notwithstanding the Company's reasonable belief that it has met its black economic empowerment equity requirements and that the black economic empowerment status of Sibanye Gold will not be affected by the Listing and Unbundling, Sibanye Gold may, in the future, incur significant costs as a result of changes in the interpretation of existing laws, or the imposition of new laws, which may have a material adverse effect on Sibanye Gold's business, operating results and financial condition.

RISKS RELATED TO THE UNBUNDLING

Sibanye Gold may not realise the potential benefits from the Unbundling.

Sibanye Gold may not realise the potential benefits that it expects from its Unbundling from Gold Fields. Sibanye Gold has described those anticipated benefits elsewhere in this Pre-Listing Statement. In addition, Sibanye Gold will incur significant costs, including those described below, which may exceed its estimates, and Sibanye Gold will incur some negative effects from its separation from Gold Fields, including loss of access to the financial, managerial and professional resources from which it has benefited in the past.

Sibanye Gold's historical financial statements contained in this document are not necessarily indicative of its future financial condition, future results of operations or future cash flows, nor do they reflect what its financial condition, results of operations or cash flows would have been as an independent public company during the periods presented.

The historical financial statements of Sibanye Gold included in this Pre-Listing Statement do not reflect what its financial condition, results of operations or cash flows would have been as an independent public company during the periods presented and are not necessarily indicative of its future financial condition, future results of operations or future cash flows. This is primarily a result of the following factors:

- Sibanye Gold's historical financial statements reflect charges for services historically provided by Gold Fields, and those charges may be significantly different to the comparable expenses Sibanye Gold would have incurred as an independent company;
- Sibanye Gold's working capital requirements historically have been satisfied as part of Gold Fields' corporate-wide cash management programmes, and Sibanye Gold's cost of debt and other capital may be different from that reflected in its Historical Consolidated Financial Statements;
- the historical financial statements may not fully reflect the increased costs associated with being an independent public company, including significant changes that will occur in Sibanye Gold's cost structure, management, financing arrangements and business operations as a result of its Unbundling from Gold Fields, including all the costs related to being an independent public company; and
- the historical financial statements may not fully reflect the effects of certain liabilities that will be incurred or assumed by Sibanye Gold and may not fully reflect the effects of certain assets that will be transferred to, and liabilities that will be assumed by, Gold Fields.

Sibanye Gold has no history operating as an independent public company. Sibanye Gold will incur significant expenses to create the corporate infrastructure necessary to operate as an independent public company, and will experience increased ongoing costs in connection with being an independent public company.

Sibanye Gold has historically used Gold Fields' corporate infrastructure to support many of its business functions. The expenses related to establishing and maintaining this infrastructure have historically been spread among all of the Gold Fields businesses. Following the Unbundling, Sibanye Gold will no longer have access to Gold Fields' infrastructure, and will need to establish its own. Gold Fields currently provides purchasing, corporate communications, human resources and benefit management, treasury and finance, investor relations, corporate controller, internal audit, legal and tax advice, compliance regarding internal controls and information technology functions to Sibanye Gold. The total cost of these services from Gold Fields was R34.4 million in the six-month period ended June 2012. As an independent, publicly traded company, and effective as of Sibanye Gold's separation from Gold Fields, Sibanye Gold will assume responsibility of the costs for these functions. Accordingly, Sibanye Gold's consolidated results of operations are not necessarily indicative of its future performance and do not reflect what its financial performance would have been had Sibanye Gold been an independent publicly traded company during the periods presented. Management expects, subject to the finalisation of Sibanye Gold's plans, that the total annual costs for the abovementioned functions will be approximately R68.7 million in 2013. However, management also expects that Sibanye Gold will benefit from certain rationalisations, including the renegotiation of contracts, which should offset these incremental expenses. Following the Unbundling, Gold Fields will continue to provide some of these services to Sibanye Gold on a transitional basis for a period expected to be up to one year, pursuant to the transitional services agreement Sibanye Gold will enter into with Gold Fields. However, Sibanye Gold cannot be sure that all these functions will be successfully executed by Gold Fields during the transition period or that Sibanye Gold will not have to expend significant efforts or costs materially in excess of those estimated in the transitional services agreement.

Any interruption in these services could have a material adverse effect on Sibanye Gold's financial condition, results of operations and cash flows. In addition, at the end of this transition period, Sibanye Gold will need to perform these functions itself or hire third parties to perform these functions on its behalf.

The costs associated with performing or outsourcing these functions may exceed the amounts reflected in Sibanye Gold's historical combined financial statements or that Sibanye Gold has agreed to pay Gold Fields during the transition period. A significant increase in the costs of performing or outsourcing these functions could materially and adversely affect Sibanye Gold's business, financial condition, results of operations and cash flows.

Sibanye Gold will not be able to rely on Gold Fields to fund its future capital requirements and financing from other sources may not be available on favourable terms.

In the past, Sibanye Gold's capital needs have been satisfied by Gold Fields. However, following the Unbundling, Gold Fields will no longer provide funds to finance Sibanye Gold's working capital or other cash requirements. Sibanye Gold's future capital and funding requirements will depend on many factors, including its revenues, which are primarily driven by Sibanye Gold's production levels and its realised gold price, its wages, royalties and other fees, its rate of growth, its exploration efforts, its infrastructure investment and maintenance requirements. Sibanye Gold may need to raise additional funds through public or private equity or debt financing. Management expects that Sibanye Gold's credit rating will not be investment grade and, as a consequence it may not be able to obtain financing with interest rates as favourable as those that it could benefit from while a member of the Gold Fields Group. Further, following the Unbundling, Sibanye Gold's business and operations will be concentrated in South Africa. As noted, certain factors beyond Sibanye Gold's control may negatively influence investors' risk perceptions of South Africa or emerging markets generally and negatively impact Sibanye Gold's access to international capital markets. See "Annexure 15: Risk Factors – Risks related to South Africa – Economic, political or social instability affecting South Africa may have a material adverse effect on Sibanye Gold's operations and profits". If Sibanye Gold cannot raise funds on acceptable terms, if and when needed, it may not be able to further develop its business or invest in new products and services, take advantage of future opportunities, respond to competitive pressures or unanticipated requirements or meet its financing obligations, which could have a material adverse effect on its business, financial condition, results of operations or cash flows.

Sibanye Gold's accounting and other management systems and resources will have to meet the financial reporting and other requirements to which it will be subject following the Unbundling. Sibanye Gold's costs of operating as a public company will be significant and will require management to devote substantial time to complying with public company regulations.

Sibanye Gold's financial results previously were included within the consolidated results of Gold Fields, and management believes that its reporting and control systems were appropriate for those of Subsidiaries of a public company. However, Sibanye Gold was not directly subject to the reporting and other requirements of the JSE, the rules of the NYSE, or the Securities Exchange Act. As a result of the Unbundling, Sibanye Gold will be directly subject to reporting and other obligations under the requirements of the JSE, the NYSE and the Securities Exchange Act, including the requirements of section 404 of the Sarbanes-Oxley Act of 2002, beginning with the filing of Sibanye Gold's Annual Report on Form 20-F for the year ending 31 December 2013. These reporting and other obligations will place significant demands on Sibanye Gold's management and administrative and operational resources, including accounting resources. To comply with these requirements, management anticipates that Sibanye Gold will need to upgrade its systems, including information technology, implement additional financial and management controls, reporting systems and procedures and hire additional accounting and finance staff. Management expects to incur additional annual expenses related to these steps, and those expenses may be significant. Management cannot be certain that any necessary upgrade of its financial and management controls, reporting systems, information technology and procedures will occur as expected, or that these management controls, reporting systems, information technology or procedures ensure compliance with financial reporting requirements and other rules that apply to reporting companies under the regulations of the JSE, the NYSE and the Securities Exchange Act. Any failure to achieve and maintain effective internal controls could have a material adverse effect on Sibanye Gold's reputation, business, financial condition, results of operations and cash flows.

Several members of the Board and management may have actual or potential conflicts of interest because of their ownership of shares of Gold Fields.

One member of the Board sits on the board of directors of Gold Fields. This director will vacate his Sibanye Gold directorship within 12 months of his appointment. Further, several members of the Board and several Executive Officers also own shares in Gold Fields and/or options to purchase ordinary shares of Gold Fields because of their current or prior relationships with Gold Fields, which could create, or appear to create, potential conflicts of interest when the Directors and Executive Officers are faced with decisions that could have different implications for Sibanye Gold and Gold Fields. An actual or potential conflict of interest could preclude a member of the Board from taking part in decisions relating to Sibanye Gold's management and operation. If the Board cannot obtain the necessary quorum due to the Directors recusing themselves as a result of such conflicts or potential conflicts, Sibanye Gold may not be able to take certain corporate actions which could have an adverse effect on Sibanye Gold's business, financial condition and results of operations. See "Part 7: Information relating to directors and senior management – Share Ownership of Directors and Executive Officers".

RISKS RELATED TO SIBANYE GOLD'S SHARES AND ADRS

Shareholders outside South Africa may not be able to participate in future issues of securities (including ordinary shares) carried out by or on behalf of Sibanye Gold.

Securities laws of certain jurisdictions may restrict Sibanye Gold's ability to allow participation by certain shareholders in future issues of securities (including ordinary shares) carried out by or on behalf of Sibanye Gold. In particular, holders of Sibanye Gold securities who are located in the United States (including those who hold ordinary shares or ADRs) may not be able to participate in securities offerings by or on behalf of Sibanye Gold unless a Pre-Listing Statement under the US Securities Act of 1933, or the Securities Act, is effective with respect to such securities or an exemption from the registration requirements of the Securities Act is available thereunder.

Securities laws of certain other jurisdictions may also restrict Sibanye Gold's ability to allow the participation of all holders in such jurisdictions in future issues of securities carried out by Sibanye Gold. Holders who have a registered address or are resident in, or who are citizens of, countries other than South Africa should consult their professional advisors as to whether they require any governmental or other consent or approvals or need to observe any other formalities to enable them to participate in any offering of Sibanye Gold securities.

Investors in the United States and other jurisdictions outside South Africa may have difficulty bringing actions, and enforcing judgments, against Sibanye Gold, the Directors and the Executive Officers based on the civil liabilities provisions of the federal securities laws or other laws of the United States or any state thereof or under the laws of other jurisdictions outside South Africa.

Sibanye Gold is incorporated in South Africa. All of the Directors and Executive Officers (as well as Sibanye Gold's independent registered audit firm) reside outside of the United States. Substantially all of the assets of these persons and substantially all of the assets of Sibanye Gold are located outside the United States. As a result, it may not be possible for investors to enforce against these persons or Sibanye Gold a judgment obtained in a United States court predicated upon the civil liability provisions of the federal securities or other laws of the United States or any state thereof. In addition, investors in other jurisdictions outside South Africa may face similar difficulties.

Investors should be aware that it is the policy of South African courts to award compensation for the loss or damage actually sustained by the person to whom the compensation is awarded. Although the award of punitive damages is generally unknown to the South African legal system, it does not mean that such awards are necessarily contrary to public policy. Whether a judgment is contrary to public policy depends on the facts of each case. Exorbitant, unconscionable or excessive awards will generally be contrary to public policy. South African courts cannot enter into the merits of a foreign judgment and cannot act as a court of appeal or review over the foreign court. South African courts will usually implement their own procedural laws and, where an action based on an international contract is brought before a South African court, the capacity of the parties to the contract will usually be determined in accordance with South African law. It is doubtful whether an original action based on United States federal securities laws or the laws of other jurisdictions outside South Africa may be brought before South African courts. Further, a plaintiff who is not resident in South Africa may be required to provide security for costs in the event of proceedings being initiated in South Africa. In addition, the Rules of the High Court of South Africa require that documents executed outside South Africa must be authenticated for the purpose of use in South Africa.

Investors should also be aware that a foreign judgment is not directly enforceable in South Africa, but constitutes a cause of action which will be enforced by South African courts, provided that:

- the court which pronounced the judgment had jurisdiction to entertain the case according to the principles recognised by South African law with reference to the jurisdiction of foreign courts;

- the judgment is final and conclusive (that is, it cannot be altered by the court which pronounced it);

- the judgment has not lapsed;

- the recognition and enforcement of the judgment by South African courts would not be contrary to public policy, including observance of the rules of natural justice which require that the documents initiating the proceedings outside South Africa were properly served on the defendant and that the defendant was given the right to be heard and represented by counsel in a free and fair trial before an impartial tribunal;

- the judgment was not obtained by fraudulent means;

- the judgment does not involve the enforcement of a penal or revenue law; and

- the enforcement of the judgment is not otherwise precluded by the provisions of the Protection of Businesses Act, No. 99 of 1978, as amended, of South Africa.

Investors may face liquidity risk in trading Sibanye Gold's ordinary shares on the JSE.

Historically, trading volumes and liquidity of shares listed on the JSE have been low in comparison with other major markets. The ability of a holder to sell a substantial number of Sibanye Gold's ordinary shares on the JSE in a timely manner, especially in a large block trade, may be restricted by this limited liquidity.

Sibanye Gold may not pay dividends or make similar payments to its shareholders in the future due to various factors, including restrictions in its financing arrangements, and any dividend payments are subject to withholding tax.

Sibanye Gold may pay cash dividends only if funds are available for that purpose. Whether funds are available depends on a variety of factors, including the amount of cash available and Sibanye Gold's capital expenditures (on both existing infrastructure as well as on exploration and other projects) and other cash requirements existing at the time. Under South African law, Sibanye Gold will be entitled to pay a dividend or similar payment to its shareholders only if it meets the solvency and liquidity tests set out in the Companies Act and is permitted to do so in terms of the Memorandum of Incorporation. Under the new R2.0 billion revolving credit facility and the R4.0 billion term loan facility, or the Bridge Loan Facilities, Sibanye Gold is not entitled to distribute any dividends, shares or other assets to its shareholders without the consent of the majority lenders under the Bridge Loan Facilities, except for a final dividend in respect of the financial year ending December 2013, which will be limited to 25% of normalised earnings and will be payable only if Sibanye Gold gross debt will not be more than R4 billion after such dividend payment. Given these factors (including the capital and investment needs of the business) and the Board's discretion to declare a dividend (including the amount and timing thereof) cash dividends or other similar payments may not be paid in the future. It should be noted that a 15% withholding tax on dividends declared by South African resident companies to non-resident shareholders or non-resident ADR holders was introduced with effect from 1 April 2012. See "Annexure 14.2: Regulatory Environment – SARS – Taxation – Certain South African Tax Considerations – Withholding Tax on Dividends" and "Part 9.4: Financial Information – Dividend and Dividend Policy".

Sibanye Gold's non-South African shareholders face additional investment risk from currency exchange rate fluctuations since any dividends will be paid in Rand.

Dividends or distributions with respect to Sibanye Gold's ordinary shares have historically been paid in Rand and all dividends have historically been paid directly to Gold Fields. The US dollar or other currency equivalent of future dividends or distributions with respect to Sibanye Gold's ordinary shares, if any, will be adversely affected by potential future reductions in the value of the Rand against the US dollar or other currencies. In the future, it is possible that there will be changes in South African Exchange Control Regulations, such that dividends paid out of trading profits will not be freely transferable outside South Africa to shareholders who are not residents of the Common Monetary Area. See "Part 12: Exchange Control Considerations – South African Exchange Control Limitations Affecting Security Holders".

Sibanye Gold's ordinary shares are subject to dilution upon the exercise of Sibanye Gold's outstanding share options or issues of shares by the Board in compliance with BBBEE legislation.

Prior to the Unbundling, Sibanye Gold is expected to have an aggregate of 1 000 000 000 ordinary shares authorised to be issued and as of the date of the Unbundling an aggregate of 1 000 ordinary shares are expected to be issued. Sibanye Gold plans to implement an employee share plan which will be authorised to grant awards of ordinary shares to be issued, subject to a limit of 35 309 563 ordinary shares. No shares have yet been allocated under this plan, but shares are expected to be allocated once this plan becomes effective. See "Part 7: Information relating to directors and senior management – The 2013 Share Plan". Shareholders' equity interests in Sibanye Gold will be diluted to the extent of future exercises or settlements of rights under this plan and any additional rights. Sibanye Gold shares are also subject to dilution in the event that the Board is required to issue new shares in compliance with BBBEE legislation.

DEPOSIT AGREEMENT

DEPOSIT AGREEMENT

In connection with the planned establishment of an ADR facility in respect of Sibanye Gold's shares, it is expected that Sibanye Gold will enter into a Deposit Agreement with BNYM and all owners and holders from time to time of ADRs issued thereunder.

This summary is subject to and qualified in its entirety by reference to the Deposit Agreement, including the form of ADRs attached thereto. Terms used in this section and not otherwise defined will have the meanings set forth in the Deposit Agreement. Copies of the Deposit Agreement are available for inspection at the Corporate Trust Office of the Depositary, located at 101 Barclay Street, New York, New York, 10286. BNYM's principal executive office is located at One Wall Street, New York, New York, 10286.

AMERICAN DEPOSITARY SHARES

BNYM will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS is expected to represent four shares (or a right to receive four shares) deposited with the principal Johannesburg offices of either of FirstRand Bank Ltd, Societe Generale (ZA) or Standard Bank of South Africa, as custodians for the Depositary. Each ADS will also represent any other securities, cash or other property which may be held by BNYM.

You may hold ADSs either (a) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having ADSs registered in your name in the Direct Registration System, or (b) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, also referred to as DTC, pursuant to which the Depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements sent by the Depositary to the registered holders of uncertificated ADSs.

South African law governs shareholder rights. BNYM will be the custodian of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among Sibanye Gold, BNYM and you, as an ADS holder, and all other persons indirectly holding ADSs sets out ADS holder rights, as well as the rights and obligations of the Depositary. New York law governs the Deposit Agreement and the ADSs.

The following is a summary of the material provisions of the Deposit Agreement. For more complete information, you should read the entire Deposit Agreement and the form of ADR.

SHARE DIVIDENDS AND OTHER DISTRIBUTIONS

How will you receive dividends and other distributions on the ordinary shares?

BNYM has agreed to pay to you the cash dividends or other distributions it or the custodian receives on the ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your Sibanye Gold ADRs represent.

CASH

BNYM will convert any cash dividend or other cash distribution Sibanye Gold pays on the ordinary shares other than any dividend or distribution paid in US dollars, into US dollars. If that is not possible or if any government approval is needed and cannot be obtained, the Deposit Agreement allows BNYM to distribute the foreign currency only to those ADR holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADR holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, BNYM will deduct any withholding taxes that must be paid. It will distribute only whole US dollars and US cents and will round fractional amounts to the nearest whole cent. *If the exchange rates fluctuate during a time when BNYM cannot convert the foreign currency, you may lose some or all of the value of the distribution.*

SHARES

BNYM may and will if Sibanye Gold so requests distribute new ADRs representing any ordinary shares Sibanye Gold distributes as a dividend or free distribution. BNYM will only distribute whole ADRs. It will sell ordinary shares which would require it to issue a fractional ADR and distribute the net proceeds to the holders entitled to those ordinary shares. If BNYM does not distribute additional cash or ADRs, each ADR will also represent the new ordinary shares. The Depository may sell a portion of the distributed shares sufficient to pay its fees and expenses in connection with that distribution.

RIGHTS TO PURCHASE ADDITIONAL ORDINARY SHARES

If Sibanye Gold offers holders of securities any rights, including rights to subscribe for additional ordinary shares, BNYM may make these rights available to you. Sibanye Gold must first instruct BNYM to do so and furnish it with satisfactory evidence that it is legal to do so. If Sibanye Gold does not furnish this evidence and/or give these instructions, and BNYM determines that it is practical to sell the rights, BNYM may sell the rights and distribute the proceeds to holders' accounts. BNYM will allow rights that are not distributed or sold to lapse. *In that case, you will receive no value for them.*

If BNYM makes rights available to you, upon instruction from you it will exercise the rights and purchase the ordinary shares on your behalf. BNYM will then deposit the ordinary shares and deliver ADSs to the persons entitled to them. It will only exercise rights if you pay BNYM the exercise price and any other charges the rights require you to pay.

US securities laws may restrict the sale, deposit, cancellation and transfer of the ADSs issued after exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, BNYM may deliver the ADRs under a separate restricted deposit agreement, which will contain the same provisions as the Deposit Agreement except for changes needed to put the necessary restrictions in place. BNYM will not offer you rights unless those rights and the securities to which the rights relate are either exempt from registration or have been registered under the Securities Act of 1933 with respect to a distribution to all ADR holders.

OTHER DISTRIBUTIONS

BNYM will send to you anything else Sibanye Gold distributes on deposited securities by any means BNYM thinks is legal, fair and practical. If it cannot make the distribution in that way, BNYM may decide to sell what Sibanye Gold distributed – for example by public or private sale – and distribute the net proceeds, in the same way as it does with cash, or it may decide to hold what Sibanye Gold distributed, in which case ADSs will also represent the newly distributed property.

BNYM is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holder. Sibanye Gold will have no obligation to take any other action to permit the distribution of ADRs, shares, rights or anything else to ADR holders. *This means that you may not receive the distribution Sibanye Gold makes on its ordinary shares or any value for them if it is illegal or impractical for Sibanye Gold to make them available to you.*

DEPOSIT, WITHDRAWAL AND CANCELLATION

How are ADRs issued?

BNYM will deliver the ADRs that you are entitled to receive in the offer against deposit of the underlying ordinary shares. BNYM will deliver additional ADRs if you or your broker deposit ordinary shares with the custodian. You must also deliver evidence satisfactory to BNYM of any necessary approvals of the governmental agency in South Africa, if any, which is responsible for regulating currency exchange at that time. If required by BNYM, you must in addition deliver an agreement transferring your rights as a shareholder to receive dividends or other property. Upon payment of its fees and of any taxes or charges, BNYM will register the appropriate number of ADRs in the names you request and will deliver the ADRs to the persons you request.

How do ADR holders cancel ADRs and obtain ordinary shares?

You may submit a written request to withdraw ordinary shares and turn in your ADRs evidencing your ADSs at the Corporate Trust Office of BNYM. Upon payment of its fees and of any taxes or charges, such as stamp taxes or stock transfer taxes, BNYM will deliver the deposited securities underlying the ADSs to an account designated by you at the office of the custodian. At your request, risk and expense, BNYM may deliver at its Corporate Trust Office any dividends or distributions with respect to the deposited securities represented by the ADSs, or any proceeds from the sale of any dividends, distributions or rights, which may be held by BNYM.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

RECORD DATES

Whenever any distribution of cash or rights, change in the number of ordinary shares represented by ADRs or notice of a meeting of holders of ordinary shares or ADRs is made, BNYM will fix a record date for the determination of the owners entitled to receive the benefits, rights or notice.

VOTING RIGHTS

How do you vote?

If you are an ADR holder on a record date fixed by BNYM, you may instruct BNYM how to exercise the voting rights of the ordinary shares represented by your ADRs. Otherwise, you will not be able to exercise your right to vote unless you withdraw the ordinary shares. However, you may not know about the meeting enough in advance to withdraw the shares. If Sibanye Gold asks for your instructions, BNYM will notify you of the upcoming meeting and arrange to deliver certain materials to you. The materials will: (1) include all information included with the meeting notice sent by Sibanye Gold to BNYM; (2) explain how you may instruct BNYM to vote the ordinary shares or other deposited securities underlying your ADRs as you direct; and (3) include a voting instruction card and any other information required under South African law that Sibanye Gold and BNYM will prepare. For instructions to be valid, BNYM must receive them on or before the date specified in the instructions. BNYM will try, to the extent practical, subject to applicable law and the provisions of the by-laws of Sibanye Gold, to vote or have its agents vote the underlying shares as you instruct. BNYM will only vote, or attempt to vote, as you instruct. However, if BNYM does not receive your voting instructions, it will give a proxy to vote your ordinary shares to a designated representative of Sibanye Gold, unless Sibanye Gold informs BNYM that: (1) it does not want the proxy issued; (2) substantial opposition exists; or (3) the matter materially and adversely affects the rights of holders of ordinary shares.

Sibanye Gold cannot assure that you will receive the voting materials in time to ensure that you can instruct BNYM to vote your ordinary shares. In addition, BNYM and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. *This means that you may not be able to exercise your right to vote and there may be nothing you can do if your ordinary shares are not voted as you requested.*

In order to give you a reasonable opportunity to instruct the Depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we agree to give the Depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.

INSPECTION OF TRANSFER BOOKS

BNYM will keep books for the registration and transfer of ADRs. These books will be open at all reasonable times for inspection by you, provided that you are inspecting the books for a purpose related to Sibanye Gold or the Deposit Agreement or the ADRs.

FEES AND EXPENSES

BNYM, as Depositary, will charge any party depositing or withdrawing ordinary shares or any party surrendering ADRs or to whom ADRs are issued:

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 Sibanye Gold ADRs (or portion of 100 Sibanye Gold ADRs)	Issuance of Sibanye Gold ADRs, including issuances resulting from a distribution of ordinary shares or rights or other property. Cancellation of Sibanye Gold ADRs for the purpose of withdrawal, including if the deposit agreement terminates
$.05 (or less) per ADR (or portion thereof)	Any cash distribution pursuant to the Deposit Agreement
A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and those ordinary shares had been deposited for issuance of ADRs	Distribution of securities distributed to holders of deposited securities which are distributed by BNYM to Sibanye Gold's ADR holders
$.05 (or less) per ADRs per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of shares on Sibanye Gold's share register to or from the name of BNYM or its agent when you deposit or withdraw ordinary shares
Expenses of BNYM	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) converting foreign currency to US dollars
Taxes and other governmental charges BNYM or the custodian have to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by BNYM or its agents for servicing the deposited securities	As necessary

The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the Depositary may make payments to Sibanye Gold to reimburse and/or share revenue from the fees collected from ADR holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADR program. In performing its duties under the Deposit Agreement, the Depositary may use brokers, dealers or other service providers that are affiliates of the Depositary and that may earn or share fees or commissions.

PAYMENT OF TAXES

You will be responsible for any taxes or other governmental charges payable on your ADRs or on the deposited securities underlying your ADRs. BNYM may deduct the amount of any taxes owed from any payments to you. It may also restrict or refuse the transfer of your Sibanye Gold ADRs or restrict or refuse the withdrawal of your underlying deposited securities until you pay any taxes owed on your Sibanye Gold ADRs or underlying securities. It may also sell deposited securities to pay any taxes owed.

You will remain liable if the proceeds of the sale are not enough to pay the taxes. If BNYM sells deposited securities, it will, if appropriate, reduce the number of Sibanye Gold ADRs held by you to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

RECLASSIFICATIONS, RECAPITALISATIONS AND MERGERS

If Sibanye Gold:	Then:
• Changes the par value of any of the Sibanye Gold ordinary shares	• The cash, ordinary shares or other securities received by BNYM will become new deposited securities under the Deposit Agreement. Each Sibanye Gold ADR will automatically represent the right to receive a proportional interest in the new deposited securities.
• Reclassifies, splits up or consolidates any of the Sibanye Gold ordinary shares	
• Distributes securities on any of the Sibanye Gold ordinary shares that are not distributed to you	• BNYM may, and will if Sibanye Gold asks it to, distribute some new Sibanye Gold ADRs representing the new deposited securities or ask you to surrender your outstanding Sibanye Gold ADRs in exchange for new Sibanye Gold ADRs identifying the new deposited securities
• Recapitalises, reorganises, merges, consolidates, sells its assets, or takes any similar action	

AMENDMENT AND TERMINATION

How may the deposit agreement be amended?

Sibanye Gold may agree with BNYM to amend the Deposit Agreement and the ADRs without your consent for any reason. If the amendment adds or increases fees or charges, except for taxes and governmental charges or prejudices an important right of Sibanye Gold ADR holders, it will only become effective 30 days after BNYM notifies you of the amendment. *At the time an amendment becomes effective, you are considered, by continuing to hold your ADRs, to agree to the amendment and to be bound by the agreement as amended.* However, no amendment will impair your right to receive the deposited securities in exchange for your Sibanye Gold ADRs.

How may the deposit agreement be terminated?

BNYM will terminate the Deposit Agreement if Sibanye Gold asks it to do so, in which case it must notify you at least 30 days before termination. BNYM may also terminate the agreement after notifying you if BNYM informs Sibanye Gold that it would like to resign and Sibanye Gold does not appoint a new depositary bank within 90 days.

If any Sibanye Gold ADRs remain outstanding after termination, BNYM will stop registering the transfer of Sibanye Gold ADRs, will stop distributing dividends to Sibanye Gold ADR holders, and will not give any further notices or do anything else under the Deposit Agreement other than:

- collect dividends and distributions on the deposited securities, sell rights and other property offered to holders of deposited securities; and deliver ordinary shares and other deposited securities upon cancellation of Sibanye Gold's ADRs. At any time after one year after termination of the Deposit Agreement, BNYM may sell any remaining deposited securities by public or private sale. After that, BNYM will hold the money it received on the sale, as well as any cash it is holding under the Deposit Agreement for the *pro rata* benefit of the Sibanye Gold ADR holders that have not surrendered their Sibanye Gold ADRs. It will not invest the money and has no liability for interest. BNYM's only obligations will be to account for the money and cash. After termination, Sibanye Gold's only obligations will be with respect to indemnification of, and to pay specified amounts to, BNYM.

LIMITATIONS ON OBLIGATIONS AND LIABILITY

The Deposit Agreement expressly limits the obligations of Sibanye Gold and BNYM. It also limits the liability of Sibanye Gold and BNYM. Sibanye Gold and BNYM:

- are only obligated to take the actions specifically set forth in the Deposit Agreement without negligence or bad faith;
- are not liable if either of them is prevented or delayed by law, any provision of the Sibanye Gold by-laws or circumstances beyond their control from performing their obligations under the Deposit Agreement;
- are not liable if either of them exercises or fails to exercise discretion permitted under the Deposit Agreement;
- have no obligation to become involved in a lawsuit or proceeding related to the ADRs or the Deposit Agreement on your behalf or on behalf of any other party unless they are indemnified to their satisfaction; and
- may rely upon any advice of or information from any legal counsel, accountants, any person depositing ordinary shares, any Sibanye Gold ADR holder or any other person whom they believe in good faith is competent to give them that advice or information.

In the Deposit Agreement, Sibanye Gold and BNYM agree to indemnify each other under specified circumstances.

REQUIREMENTS FOR DEPOSITARY ACTIONS

Before BNYM will deliver or register the transfer of a Sibanye Gold ADR, make a distribution on a Sibanye Gold ADR, or permit withdrawal of ordinary shares, BNYM may require:

- payment of taxes, including stock transfer taxes or other governmental charges, and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities, as well as the fees and expenses of BNYM;
- production of satisfactory proof of the identity of the person presenting ordinary shares for deposit or Sibanye Gold ADRs upon withdrawal, and of the genuineness of any signature; and
- compliance with regulations BNYM may establish, consistent with the Deposit Agreement, including presentation of transfer documents.

BNYM may refuse to deliver, transfer, or register transfer of Sibanye Gold ADRs generally when the transfer books of BNYM are closed or at any time if BNYM or Sibanye Gold thinks it advisable to do so.

YOUR RIGHT TO RECEIVE THE ORDINARY SHARES UNDERLYING YOUR ADRS

You have the right to cancel your Sibanye Gold ADRs and withdraw the underlying ordinary shares at any time, except:

- due to temporary delays caused by BNYM or Sibanye Gold closing its transfer books, the transfer of ordinary shares being blocked in connection with voting at a shareholders' meeting, or Sibanye Gold paying dividends;
- when you or other ADR holders seeking to withdraw ordinary shares owe money to pay fees, taxes and similar charges; or
- when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to Sibanye Gold ADRs or to the withdrawal of ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any provision of the Deposit Agreement.

PRE-RELEASE OF SIBANYE GOLD ADRS

In certain circumstances, subject to the provisions of the Deposit Agreement, BNYM may deliver Sibanye Gold ADRs before deposit of the underlying ordinary shares. This is called a pre-release of Sibanye Gold ADRs. BNYM may also deliver ordinary shares prior to the receipt and cancellation of pre-released Sibanye Gold ADRs (even if those Sibanye Gold ADRs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying ordinary shares are delivered to BNYM. BNYM may receive Sibanye Gold ADRs instead of ordinary shares to close out a pre-release. BNYM may pre-release Sibanye Gold ADRs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made must represent to BNYM in writing that it or its customer owns the ordinary shares or Sibanye Gold ADRs to be deposited; (2) the pre-release must be fully collateralised with cash or collateral that BNYM considers appropriate; and (3) BNYM must be able to close out the pre-release on not more than five business days' notice. The pre-release will be subject to whatever indemnities and credit regulations BNYM considers appropriate. In addition, BNYM will limit the number of Sibanye Gold ADRs that may be outstanding at any time as a result of pre-release.

DIRECT REGISTRATION SYSTEM

In the Deposit Agreement, all parties to the Deposit Agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the Depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements sent by the Depositary to the registered holders of uncertificated ADSs. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the Depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the Depositary of prior authorisation from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the Deposit Agreement understand that the Depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the Deposit Agreement, the parties agree that the Depositary's reliance on and compliance with instructions received by the Depositary through the DRS/Profile System and in accordance with the Deposit Agreement, shall not constitute negligence or bad faith on the part of the Depositary.

SHAREHOLDER COMMUNICATIONS; INSPECTION OF REGISTER OF HOLDERS OF ADSS

The Depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that Sibanye Gold makes generally available to holders of deposited securities. The Depositary will send you copies of those communications if Sibanye Gold ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

GOVERNING LAW

The Deposit Agreement is governed by the law of the State of New York.

SOUTH AFRICAN TAX CONSIDERATIONS

CERTAIN SOUTH AFRICAN TAX CONSIDERATIONS

For South African tax purposes and in the context of Gold Fields and Sibanye Gold, an unbundling transaction is defined as a transaction in terms of which all of the equity shares of Sibanye Gold, which is a resident, that are held by Gold Fields, which is a resident, are distributed by Gold Fields to any shareholder of Gold Fields in accordance with the effective interest of that shareholder in the shares of Gold Fields. In the current instance, the Unbundling is to be effected in the ratio of 1 (one) Sibanye Gold share for every 1 (one) Gold Fields share held at the close of business on 15 February 2013.

A Binding Class Ruling was obtained from SARS to the effect that the Unbundling complies with the requirements of section 46 of the Income Tax Act. In view of the fact that the shares in Sibanye Gold will be listed on the JSE prior to the Unbundling, the requirement is that the unbundled shares in Sibanye Gold must constitute more than 25% (twenty five percent) of the equity shares in Sibanye Gold in the case where no other shareholder holds an equal or greater amount of equity shares in the unbundled company. Otherwise the minimum threshold is 35% (thirty five percent). Given the fact that the Sibanye Gold shares to be distributed by Gold Fields to the Gold Fields shareholders will constitute the entire issued shares in the share capital of Sibanye Gold, the relevant requirements of the unbundling provisions will thus be met.

Pursuant to unbundling provisions contained in section 46 of the Income Tax Act:

- the distribution by Gold Fields of the Sibanye Gold shares must be disregarded for dividends tax purposes;
- the distribution of the Sibanye Gold shares will be disregarded by Gold Fields for purposes of determining its taxable income or assessed loss;
- the contributed tax capital ("CTC") of Gold Fields (effectively its share capital) will be deemed to be an amount which bears to the CTC of Gold Fields immediately before the Unbundling the same ratio as the aggregate market value, immediately after the Unbundling, of the Gold Fields shares bears to the aggregate market value of the Gold Fields shares immediately before the distribution of the Sibanye Gold shares;
- the CTC of Sibanye Gold is equal to an amount which bears to the CTC of Gold Fields immediately before the Unbundling the same ratio as the aggregate market value of the Sibanye Gold shares before the Unbundling bears to the aggregate market value of the Gold Fields shares immediately before the Unbundling.

From a Gold Fields shareholder perspective, the following South African tax considerations apply:

- Gold Fields shareholders must allocate a portion of the existing expenditure and market value attributable to the equity shares held in Gold Fields to the Sibanye Gold shares. Effectively, the new base cost or tax value for the Sibanye Gold shares is determined in accordance with the ratio that the market value of the Sibanye Gold shares, as at the end of the day after the Unbundling bears to the sum of the market value, as at the end of that day, of the Gold Fields as well as the Sibanye Gold shares;
- the Sibanye Gold shares are deemed to have been acquired on the same date that the Gold Fields shareholders acquired the Gold Fields shares;
- the Sibanye Gold shares must be deemed to have been acquired either as trading stock, if the Gold Fields shares were held as trading stock or as capital assets, if the Gold Fields shares were held as capital assets;
- any expenditure now allocated to the Sibanye Gold shares for tax purposes must be deemed to have been incurred on the date on which the expenditure was incurred in respect of the Gold Fields shares.

No STT is payable on the transfer of the Sibanye Gold shares by Gold Fields to its shareholders in terms of the Unbundling.

Gold Fields has not attempted to qualify the Unbundling as a tax free transaction to shareholders in terms of the rule of any jurisdiction other than South Africa. Accordingly the Unbundling of the Sibanye Gold shares may constitute a taxable transaction in any such jurisdiction. Non-resident shareholders are advised to consult their professional advisors as regards the tax treatment of the Unbundling in light of the tax laws in their respective jurisdictions and double taxation agreements concluded between South Africa and their countries of tax residence.

Both Gold Fields and Sibanye Gold will remain resident companies for South African tax purposes.

NON-SOUTH AFRICAN TAX CONSIDERATIONS

US FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarises US federal income tax consequences of the acquisition, ownership and disposition of Sibanye Gold ordinary shares and ADRs. This summary applies to you only if you are a US Holder. As used in this summary, a "US Holder" means a beneficial owner of Sibanye Gold ordinary shares or ADRs, or, as used in this summary, the ordinary shares, that is, for US federal income tax purposes:

- an individual citizen or resident of the United States of America;

- a corporation (or an entity treated as a corporation for such purposes) created or organised under the laws of the United States of America or any state within the United States of America or the District of Columbia;

- an estate the income of which is includible in its gross income for US federal income tax purposes without regard to its source; or

- a trust, if either (i) it is subject to the primary supervision of a court within the United States of America and one or more "United States persons" has the authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable Treasury regulations to be treated as a "United States person".

The US federal income tax treatment of a partner in a partnership (or an entity or arrangement classified as a partnership for US federal income tax purposes) that holds the ordinary shares will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. If you are a partnership, you should consult your tax advisor concerning the US federal income tax consequences to your partners of the acquisition, ownership and disposition of the ordinary shares by you.

This summary only applies to US Holders that hold the ordinary shares as capital assets. This summary is based upon:

- the Internal Revenue Code of 1986 as amended, or the Internal Revenue Code, and existing and proposed regulations thereunder;

- current administrative rulings and applicable US court decisions; and

- the income tax treaty between the United States of America and South Africa,

all of which are subject to change or differing interpretations (possibly with retroactive effect).

This summary assumes that the obligations of the Depositary under the Depositary Agreement and any related agreements will be performed in accordance with their terms. We have not and will not seek any rulings from the US Internal Revenue Service, or the IRS, regarding the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the acquisition, ownership and disposition of the ordinary shares that are different from those discussed below or that a court will not agree with any such positions.

The following summary is of a general nature and does not address all US federal income tax consequences that may be relevant to you in light of your particular situation. For example, this summary does not apply to:

- investors that own (directly or indirectly) 10% or more of Sibanye Gold's voting stock;

- financial institutions;

- insurance companies;

- investors liable for the alternative minimum tax;

- individual retirement accounts and other tax-deferred accounts;

- tax-exempt organisations;

- US expatriates;

- dealers or traders in securities or currencies;

- pass-through entities (including partnerships and arrangements classified as partnerships for US federal income tax purposes) and beneficial owners of pass-through entities;

- real estate investment trusts, regulated investment companies and their shareholders;

- investors that hold the ordinary shares as part of straddles, hedging transactions, conversion transactions or other integrated transactions for US federal income tax purposes;

- investors whose functional currency is not the US dollar;

- accrual basis taxpayers; or

- investors that have a fiscal year that is not a calendar year.

Finally, the following summary does not address the effect of any US federal gift tax laws (or estate tax laws), the recently enacted Medicare tax on investment income or any US state or local or non-US tax laws.

The summary of US federal income tax consequences set out below is for general information only. You are urged to consult your tax advisors as to the particular tax consequences to you of acquiring, owning and disposing of the ordinary shares, including the applicability and effect of state, local and non-US tax laws and possible changes in tax laws.

US HOLDERS OF ADRS

For US federal income tax purposes, an owner of ADRs will generally be treated as the owner of the corresponding number of underlying ordinary shares held by the depositary for the ADRs, and references to the ordinary shares in the following discussion refer also to ADRs representing the ordinary shares.

THE UNBUNDLING

A US Holder receiving the ordinary shares will be treated as receiving a distribution from Gold Fields. The tax consequences of the distribution depend on whether the Unbundling satisfies the conditions for tax-free treatment with respect to the shareholders of Gold Fields imposed by section 355 of the Internal Revenue Code. While this determination is ultimately based on all the relevant facts and circumstances, Gold Fields intends to take the position that the Unbundling should qualify for such tax-free treatment. However, no rulings have been or will be sought from the IRS concerning whether the Unbundling qualifies for such tax-free treatment, and there is no assurance that the IRS will not take a contrary view or that a court would not agree with the IRS if the matter were contested.

Assuming that the Unbundling satisfies all the requirements for tax-free treatment under section 355 of the Internal Revenue Code, a US Holder will not recognise gain or loss for US federal income tax purposes as a result of the receipt of the ordinary shares. A US Holder must allocate its adjusted tax basis in its Gold Fields ordinary shares over the ordinary shares received and its existing Gold Fields ordinary shares in proportion to their respective fair market values on the date of the Unbundling, and a US Holder's holding period in the ordinary shares will include such US Holder's holding period in its Gold Fields ordinary shares.

A US Holder that receives cash *in lieu* of a fractional ordinary share in the Unbundling should be treated as receiving the fractional ordinary share in the Unbundling (taxed in the manner described above) and then selling the fractional ordinary share for the amount of cash received. US Holders are urged to consult their own US tax advisors on the potential US tax consequences of the transaction, including the potential treatment of the transaction under section 355 of the Internal Revenue Code and the receipt of cash in *lieu* of fractional shares.

TAXATION OF DIVIDENDS

Distributions paid out of Sibanye Gold's current or accumulated earnings and profits (as determined for US federal income tax purposes) will generally be taxable to US Holders as foreign source dividend income, and will not be eligible for the dividends received deduction allowed to corporations. Distributions that exceed Sibanye Gold's current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of a US Holder's adjusted tax basis in the ordinary shares and thereafter as capital gain. However, we do not maintain calculations of our earnings and profits in accordance with US federal income tax accounting principles. US Holders should therefore assume that any distribution by us with respect to the ordinary shares will constitute ordinary dividend income. US Holders should consult their own tax advisors with respect to the appropriate US federal income tax treatment of any distribution received from us. For purposes of determining limitations on any foreign tax credits, dividends paid by Sibanye Gold will generally constitute "passive income".

For US federal income tax purposes, the amount of any dividend paid in Rand will be included in income in a US dollar amount calculated by reference to the exchange rate in effect on the date the dividends are received by US Holders or the Depositary (in the case of ADRs). US Holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any distributions paid in Rand that are not converted into US dollars on the day Rand is received.

EFFECT OF SOUTH AFRICAN WITHHOLDING TAXES

As discussed in "Part 14.2: SARS –Taxation – Certain South African Tax Considerations – Withholding Tax on Dividends", with effect from 1 April 2012, all dividends declared by Sibanye Gold to US Holders are subject to a 15% withholding tax (subject to the provisions of the double tax agreement between SA and the U.S). A US Holder will generally be entitled, subject to certain limitations, to a foreign tax credit against its US federal income tax liability, or a deduction in computing its US federal taxable income, for South African income taxes withheld by Sibanye Gold.

TAXATION OF A SALE OR OTHER TAXABLE DISPOSITION

US Holder's adjusted tax basis in an ordinary share received in the Unbundling is as discussed above in "Annexure 18: Non-South African Tax Consideration –The Unbundling", and in other ordinary shares will generally be its US dollar cost. The US dollar cost of an ordinary share purchased with foreign currency will generally be the US dollar value of the purchase price on the date of purchase or, in the case of ordinary shares traded on an established securities market, as defined in the applicable Treasury Regulations, on the settlement date for the purchase.

Upon a sale or other taxable disposition of ordinary shares a US Holder will generally recognise capital gain or loss for US federal income tax purposes equal to the difference between the amount realised and such US Holder's adjusted tax basis in the ordinary shares. This capital gain or loss will be long-term capital gain or loss if such US Holder's holding period in the ordinary shares exceeds one year. However, regardless of such US Holder's actual holding period, any loss may be treated as long-term capital loss to the extent such US Holder receives a dividend that qualifies for the reduced rate described above under "Annexure 18: Non-South African Tax Consideration –Taxation of Dividends" and also exceeds 10% of such US Holder's adjusted tax basis in the ordinary shares. Any gain or loss will generally be US source.

A US Holder that sells its ordinary shares or ADRs in exchange for foreign currency should consult its own tax advisor with respect to any foreign currency gain or loss that may be realised on such sale.

To the extent a US Holder incurs STT in connection with a transfer or withdrawal of ordinary shares as described under "Part 14.2 SARS – Taxation – Certain South African Tax Considerations – Securities Transfer Tax", such STT will not be a creditable tax for US foreign tax credit purposes.

BACKUP WITHHOLDING AND INFORMATION REPORTING

Payments of dividends with respect to ordinary shares by US Holders will be reported to such US Holders and to the IRS as may be required under applicable regulations. Backup withholding at a rate of 28% (which rate currently is scheduled to increase to 31% for taxable years beginning on or after 1 January 2013) may apply to these payments if a US Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to comply with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax and may be credited against a US Holder's US federal income tax liability (or may entitle a US Holder to a refund), provided that the required information is timely furnished to the IRS. US Holders should consult their tax advisors as to their qualification for an exemption from backup withholding and the procedure for obtaining such exemption.

RECENTLY ENACTED LEGISLATION

Legislation enacted in March 2010, the Hiring Incentives to Restore Employment Act of 2010 ("HIRE"), imposes reporting requirements on the holding of certain foreign financial assets, including equity of foreign entities, if the aggregate value of all of these assets exceeds $50,000 at any time during the year. Sibanye Gold's ordinary shares are expected to constitute foreign financial assets subject to these requirements unless they are held in an account at a financial institution (in which case, the account may be reportable if maintained by a foreign financial institution). US Holders should consult their tax advisors regarding the application of this legislation in light of their particular circumstances.

TO ENSURE COMPLIANCE WITH US TREASURY DEPARTMENT CIRCULAR 230 ("CIRCULAR 230"), EACH BENEFICIAL OWNER OF SIBANYE GOLD SHARES AND ADRS IS HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF US FEDERAL TAX ISSUES IN THIS PRE-LISTING STATEMENT IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY SUCH BENEFICIAL OWNER FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED UNDER THE INTERNAL REVENUE CODE (AS DEFINED BELOW); (B) SUCH DISCUSSION WAS WRITTEN (OR MAY BE DEEMED TO HAVE BEEN WRITTEN) TO SUPPORT THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) SUCH BENEFICIAL OWNER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

UNITED KINGDOM TAXATION

The following is a summary of certain United Kingdom tax considerations relating to an investment in the Sibanye Gold shares or the ADSs.

The comments set out below are based on current United Kingdom tax law as applied in England and Wales and HM Revenue & Customs practice (which may not be binding on HM Revenue & Customs) and the United Kingdom-South Africa income tax treaty, each as at the date of this Pre-Listing Statement, all of which are subject to change, possibly with retrospective effect. They are intended as a general guide and apply only to shareholders of the Company or owners of ADSs resident and in the case of an individual, ordinarily resident and domiciled, for tax purposes in the United Kingdom (except insofar as express reference is made to the treatment of non-United Kingdom residents), who hold Sibanye Gold shares or ADSs as an investment and who are the absolute beneficial owners thereof (a "UK Holder"). Note that the United Kingdom Government has announced that it intends to abolish the concept of ordinary residence with effect from 6 April 2013. The discussion does not address all possible tax consequences relating to an investment in the Sibanye Gold shares or ADSs. Certain categories of shareholders or ADS owners, such as traders, brokers, dealers, banks, financial institutions, insurance companies, investment companies, collective investment schemes, tax-exempt organisations, persons connected with the Company or the Sibanye Gold Group, persons holding the Sibanye Gold shares or ADSs as part of hedging or conversion transactions, shareholders or ADS owners who are not domiciled or not ordinarily resident in the United Kingdom, shareholders or ADS owners who have (or are deemed to have) acquired their Sibanye Gold shares or ADSs by virtue of an office or employment, and shareholders or ADS owners who are, are to become or have been officers or employees of the Company or a company forming part of the Sibanye Gold Group, may be subject to special rules and this summary does not apply to such shareholders or ADS owners. This summary also does not apply to any individual who owns 10% or more of the issued ordinary share capital of the Company.

For purposes of the United Kingdom-South Africa income tax treaty, and for the purposes of United Kingdom income tax, corporation tax and capital gains tax, we have assumed that (i) the registered holder of an ADR will be treated as the owner of the ADS(s) evidenced by that ADR; and (ii) the owner of an ADS will be treated as the owner of the Sibanye Gold share(s) represented by that ADS and this section is based on these assumptions. Investors should note that a recent ruling by the First-Tier Tax Tribunal in the UK has cast doubt on this view. Nevertheless, HM Revenue & Customs have stated that, where beneficial ownership of the underlying shares cannot conclusively be determined by reference to the law governing the arrangements relating to the issue of depositary receipts, they will continue to apply their longstanding practice of regarding the holder of a depositary receipt as holding the beneficial interest in the underlying shares. Investors should note that this is an area of some uncertainty that may be subject to further developments in the future. This summary only applies to owners of ADSs to the extent that the ADSs represent Sibanye Gold shares and not any other securities, cash or other property which may be held by BNYM.

Shareholders and ADS owners and prospective shareholders and ADS owners who are in any doubt about their tax position, or who are resident or otherwise subject to taxation in a jurisdiction outside the United Kingdom, should consult their own professional advisors immediately.

The United Kingdom taxation summary below is written on the basis that the Company is and remains resident in South Africa and will therefore be subject to the South African tax regime and not (save in respect of any United Kingdom source income) the United Kingdom tax regime.

Taxation of dividends

The Company will not be required to withhold amounts on account of United Kingdom tax at source when paying a dividend.

An individual UK Holder who receives a dividend from the Company will be entitled to a tax credit which may be set off against the UK Holder's total income tax liability. The tax credit will be equal to 10% of the aggregate of the dividend (before deduction of any South African withholding tax) and the tax credit (the "gross dividend"). Such an individual UK Holder who is liable to income tax at the basic rate will be subject to tax on the dividend at the rate of 10% of the gross dividend, so that the tax credit will satisfy in full such UK Holder's liability to income tax on the dividend. In the case of such an individual UK Holder who is liable to income tax at the higher rate, the tax credit will be set against but not fully match the UK Holder's tax liability on the gross dividend and such UK Holder will have to account for additional income tax equal to 22.5% of the gross dividend (which is also equal to 25% of the cash dividend (before deduction of any South African withholding tax)) to the extent that the gross dividend when treated as the top slice of the UK Holder's income falls above the threshold for higher rate income tax. In the case of such an individual UK Holder who is subject to income tax at the additional rate, the tax credit will also be set against but not fully match the UK Holder's liability on the gross dividend and such UK Holder will have to account for additional income tax equal to 32.5% (or 27.5% with effect from 6 April 2013) of the gross dividend (which is also equal to approximately 36.1% (or approximately 30.6% with effect from 6 April 2013) of the cash dividend (before deduction of any South African withholding tax)) to the extent that the gross dividend when treated as the top slice of the UK Holder's income falls above the threshold for additional rate income tax.

South African withholding tax withheld from the payment of a dividend will generally be available as a credit against the income tax payable by an individual UK Holder in respect of the dividend.

An individual UK Holder who is not liable to income tax in respect of the gross dividend and other United Kingdom resident taxpayers who are not liable to United Kingdom tax on dividends, including pension funds and charities, will not be entitled to claim repayment of the tax credit attaching to dividends paid by the Company.

UK Holders who are within the charge to corporation tax in respect of their Sibanye Gold shares or ADSs will be subject to corporation tax on the gross amount of any dividends paid by the Company, subject to any applicable credit for South African withholding tax, unless (subject to special rules for such UK Holders that are small companies) the dividends fall within an exempt class and certain other conditions are met. Each UK Holder's position will depend on its own individual circumstances, although it would normally be expected that the dividends paid by the Company would fall within an exempt class.

Taxation of Capital Gains

UK Holders, or individuals who cease to be resident or ordinarily resident in the United Kingdom for a period of less than five years of assessment, may depending on their circumstances (including the availability of exemptions or reliefs) be liable to United Kingdom taxation on chargeable gains in respect of gains arising from a sale or other disposal of Sibanye Gold shares or ADSs. The United Kingdom Government has proposed changes to the rules on gains made by temporary non-residents where the individual's departure from the United Kingdom is on or after 6 April 2013.

Stamp Duty and Stamp Duty Reserve Tax ("SDRT")

No United Kingdom stamp duty will be payable on the issue of the Sibanye Gold shares, ADSs or ADRs and no United Kingdom stamp duty should be payable on the transfer of Sibanye Gold shares, ADSs or ADRs provided that any instrument of transfer is not executed in the United Kingdom, and does not relate to any property situate or to any matter or thing done or to be done, in the United Kingdom. No United Kingdom SDRT will be payable on the issue or transfer of Sibanye Gold shares, ADSs or ADRs provided that the Sibanye Gold shares, ADSs and ADRs are not registered in any register kept in the United Kingdom.

Inheritance Tax

Sibanye Gold shares, ADSs and ADRs will be assets situated outside the United Kingdom for the purposes of United Kingdom inheritance tax provided that the Sibanye Gold shares, ADSs and ADRs are not registered in any register kept in the United Kingdom. A gift of such assets by, or the death of, an individual holder of such assets who is domiciled or is deemed to be domiciled in the United Kingdom may (subject to certain exemptions and reliefs) give rise to a liability to United Kingdom inheritance tax. Generally, United Kingdom inheritance tax is not chargeable on gifts to individuals if the transfer is made more than seven complete years prior to the death of the donor. For inheritance tax purposes, a transfer of assets at less than full market value may be treated as a gift and particular rules apply to gifts where the donor reserves or retains some benefit. Where a holder is neither domiciled nor deemed to be domiciled (under certain rules relating to long residence or previous domicile) in the United Kingdom, neither a gift of such assets by the holder nor the death of such holder will give rise to a liability to United Kingdom inheritance tax.

The Unbundling

UK Holders should note that the distribution by Gold Fields of the Sibanye Gold shares as contemplated by this Pre-Listing Statement may constitute a taxable event for UK tax purposes. UK Holders are advised to consult their own professional advisors regarding the UK tax implications of the Unbundling.

PROPERTY ACQUISITIONS AND DISPOSALS

There have been no material acquisitions or disposals within the last three years as at the date of the Pre-Listing Statement or proposed acquisitions or disposals of any securities in, or the business undertaking(s) of, any other company/ies, or business enterprise(s) or immovable properties or other properties in the nature of a fixed asset or any option to acquire such property/ies.

EXTRACTS FROM UNAUDITED HISTORICAL FINANCIAL STATEMENTS FOR THE THREE MONTHS AND NINE MONTHS ENDED 30 SEPTEMBER 2012

The financial information included below is based on the unaudited condensed consolidated financial information for the three months ended 30 September 2012, or the Unaudited Third Quarter Financial Information.

OPERATING AND FINANCIAL RESULTS

OPERATING RESULTS

		KDC	Beatrix
		(Rand)	
Ore milled/treated ('000 tons)	Three months ended 30 September 2012	2 164	879
	Three months ended 30 June 2012	2 396	894
	Nine months ended 30 September 2012	7 075	2 761
Yield (g/t)	Three months ended 30 September 2012	3.4	2.7
	Three months ended 30 June 2012	3.6	2.8
	Nine months ended 30 September 2012	3.4	2.7
Gold produced (kg)	Three months ended 30 September 2012	7 411	2 415
	Three months ended 30 June 2012	8 698	2 477
	Nine months ended 30 September 2012	23 874	7 354
Gold sold (kg)	Three months ended 30 September 2012	7 411	2 415
	Three months ended 30 June 2012	8 698	2 477
	Nine months ended 30 September 2012	23 874	7 354
Gold price received (R/kg)	Three months ended 30 September 2012	435 825	437 226
	Three months ended 30 June 2012	421 223	422 891
	Nine months ended 30 September 2012	424 826	426 353
Total cash cost (R/kg)	Three months ended 30 September 2012	297 085	297 019
	Three months ended 30 June 2012	242 596	273 436
	Nine months ended 30 September 2012	263 701	276 720
Notional cash expenditure (R/kg)	Three months ended 30 September 2012	390 163	368 654
	Three months ended 30 June 2012	311 163	347 679
	Nine months ended 30 September 2012	339 348	341 474
Operating costs (R/t)	Three months ended 30 September 2012	1 026	813
	Three months ended 30 June 2012	866	753
	Nine months ended 30 September 2012	886	731
Financial results		*(Rand million)*	
Revenue	Three months ended 30 September 2012	3 229.9	1 055.9
	Three months ended 30 June 2012	3 663.8	1 047.5
	Nine months ended 30 September 2012	10 142.3	3 135.4
Operating costs	Three months ended 30 September 2012	(2 220.5)	(714.8)
	Three months ended 30 June 2012	(2 073.8)	(673.2)
	Nine months ended 30 September 2012	(6 265.1)	(2 018.2)
Operating profit	Three months ended 30 September 2012	1 009.4	341.1
	Three months ended 30 June 2012	1 590.0	374.3
	Nine months ended 30 September 2012	3 877.2	1 117.2
Amortisation of mining assets	Three months ended 30 September 2012	(425.4)	(144.0)
	Three months ended 30 June 2012	(489.1)	(140.4)
	Nine months ended 30 September 2012	(1 318.9)	(429.4)
Net operating profit	Three months ended 30 September 2012	584.0	197.1
	Three months ended 30 June 2012	1 100.9	233.9
	Nine months ended 30 September 2012	2 558.3	687.8

		KDC	Beatrix
		(Rand)	
Other expenses	Three months ended 30 September 2012	(68.5)	(17.1)
	Three months ended 30 June 2012	(61.3)	(14.1)
	Nine months ended 30 September 2012	(177.4)	(44.1)
Profit before royalties and taxation	Three months ended 30 September 2012	515.5	180.0
	Three months ended 30 June 2012	1 039.6	219.8
	Nine months ended 30 September 2012	2 380.9	643.7
Royalties mining and income taxation	Three months ended 30 September 2012	(116.5)	(58.1)
	Three months ended 30 June 2012	(346.0)	(71.5)
	Nine months ended 30 September 2012	34.2	22.5
– Normal taxation	Three months ended 30 September 2012	(2.6)	(31.0)
	Three months ended 30 June 2012	(206.7)	(41.0)
	Nine months ended 30 September 2012	(350.8)	(131.5)
– Royalties	Three months ended 30 September 2012	(34.5)	(18.4)
	Three months ended 30 June 2012	(89.8)	(20.7)
	Nine months ended 30 September 2012	(188.9)	(64.5)
– Deferred taxation	Three months ended 30 September 2012	(79.4)	(8.7)
	Three months ended 30 June 2012	(49.5)	(9.8)
	Nine months ended 30 September 2012	573.9	218.5
Profit before non-recurring items	Three months ended 30 September 2012	399.0	121.9
	Three months ended 30 June 2012	693.6	148.3
	Nine months ended 30 September 2012	2 415.1	666.2
Non-recurring items	Three months ended 30 September 2012	(63.9)	(0.5)
	Three months ended 30 June 2012	(13.9)	(2.3)
	Nine months ended 30 September 2012	(107.8)	(5.7)
Net profit	Three months ended 30 September 2012	335.1	121.4
	Three months ended 30 June 2012	679.7	146.0
	Nine months ended 30 September 2012	2 307.3	660.5
Normalised earnings – net earnings excluding gains and losses on foreign exchange financial instruments non-recurring items and share of results of associates after royalties and taxation	Three months ended 30 September 2012	380.7	121.8
	Three months ended 30 June 2012	689.6	147.6
	Nine months ended 30 September 2012	2 384.0	664.6
Capital expenditure	Three months ended 30 September 2012	(671.0)	(175.5)
	Three months ended 30 June 2012	(632.7)	(188.0)
	Nine months ended 30 September 2012	(1 836.5)	(493.0)

TOTAL CASH COST

Gold Industry Standards Basis

		KDC	Beatrix
		(Rand millions unless otherwise stated)	
Operating costs[1]	Three months ended 30 September 2012	(2 220.5)	(714.8)
	Three months ended 30 June 2012	(2 073.8)	(673.2)
	Nine months ended 30 September 2012	(6 265.1)	(2 018.2)
Less: **Rehabilitation costs**	Three months ended 30 September 2012	(9.0)	(3.5)
	Three months ended 30 June 2012	(8.8)	(3.6)
	Nine months ended 30 September 2012	(26.6)	(10.7)
General and administration	Three months ended 30 September 2012	(44.3)	(12.4)
	Three months ended 30 June 2012	(44.7)	(13.0)
	Nine months ended 30 September 2012	(131.8)	(37.0)

		KDC	Beatrix
		(Rand millions unless otherwise stated)	
Plus royalties	Three months ended 30 September 2012	(34.5)	(18.4)
	Three months ended 30 June 2012	(89.8)	(20.7)
	Nine months ended 30 September 2012	(188.9)	(64.5)
Total cash cost[2]	Three months ended 30 September 2012	(2 201.7)	(717.3)
	Three months ended 30 June 2012	(2 110.1)	(677.3)
	Nine months ended 30 September 2012	(6 295.6)	(2 035.0)
Plus amortisation	Three months ended 30 September 2012	(425.4)	(144.0)
	Three months ended 30 June 2012	(489.1)	(140.4)
	Nine months ended 30 September 2012	(1 318.9)	(429.4)
Rehabilitation	Three months ended 30 September 2012	(9.0)	(3.5)
	Three months ended 30 June 2012	(8.8)	(3.6)
	Nine months ended 30 September 2012	(26.6)	(10.7)
Total production cost[3]	Three months ended 30 September 2012	(2 636.1)	(864.8)
	Three months ended 30 June 2012	(2 608.0)	(821.3)
	Nine months ended 30 September 2012	(7 641.1)	(2 475.1)
Gold sold ('000 oz)	Three months ended 30 September 2012	283.3	77.6
	Three months ended 30 June 2012	279.6	79.6
	Nine months ended 30 September 2012	767.6	236.4
Total cash cost ($/oz)	Three months ended 30 September 2012	1 119	1 118
	Three months ended 30 June 2012	936	1 055
	Nine months ended 30 September 2012	1 021	1 072
Total cash cost R/kg	Three months ended 30 September 2012	297 085	297 019
	Three months ended 30 June 2012	242 596	273 436
	Nine months ended 30 September 2012	263 701	276 720
Total production cost ($/oz)	Three months ended 30 September 2012	1 339	1 348
	Three months ended 30 June 2012	1 157	1 280
	Nine months ended 30 September 2012	1 240	1 304
Total production cost (R/kg)	Three months ended 30 September 2012	355 701	358 095
	Three months ended 30 June 2012	299 839	331 570
	Nine months ended 30 September 2012	320 059	336 565

Notes:

Total cash cost and total production cost are calculated in accordance with the Gold Institute Industry standard.

1. Operating costs as defined by the Gold Institute industry guidance, are all gold mining related costs before amortisation/depreciation, taxation and non-recurring items.

2. Total cash cost as defined by the Gold Institute industry guidance, is operating costs less off-mine costs, which include general and administration costs, as detailed in the table above.

3. Total production cost as defined by the Gold Institute industry guidance, is total cash cost plus amortisation/depreciation and rehabilitation provisions, as detailed in the table above.

*   Average exchange rates were US$1 = R8.26 and US$1 = R8.06 for the three months ended 30 September 2012 and three months ended 30 June 2012, respectively.

CAPITAL EXPENDITURE

		KDC	Beatrix
Sustaining capital	Three months ended 30 September 2012	(219.7)	(51.3)
	Three months ended 30 June 2012	(148.5)	(73.0)
	Nine months ended 30 September 2012	(474.8)	(154.4)
Ore reserve development	Three months ended 30 September 2012	(451.3)	(124.2)
	Three months ended 30 June 2012	(484.2)	(115.0)
	Nine months ended 30 September 2012	(1 361.7)	(338.6)
Total capital expenditure	Three months ended 30 September 2012	(671.0)	(175.5)
	Three months ended 30 June 2012	(632.7)	(188.0)
	Nine months ended 30 September 2012	(1 836.5)	(493.0)

NOTIONAL CASH EXPENDITURE[1]

		KDC	Beatrix
		(Rand millions unless otherwise stated)	
Operating costs	Three months ended 30 September 2012	(2 220.5)	(714.8)
	Three months ended 30 June 2012	(2 073.8)	(673.2)
	Nine months ended 30 September 2012	(6 265.1)	(2 018.2)
Capital expenditure	Three months ended 30 September 2012	(671.0)	(175.5)
	Three months ended 30 June 2012	(632.7)	(188.0)
	Nine months ended 30 September 2012	(1 836.5)	(493.0)
Notional cash expenditure R/kg	Three months ended 30 September 2012	390 163	368 654
	Three months ended 30 June 2012	311 163	347 679
	Nine months ended 30 September 2012	339 348	341 474
Notional cash expenditure ($/oz)	Three months ended 30 September 2012	1 469	1 388
	Three months ended 30 June 2012	1 201	1 342
	Nine months ended 30 September 2012	1 314	1 323

UNDERGROUND AND SURFACE

		KDC	Beatrix
Operating results		*(Rand and metric units)*	
Ore milled/treated ('000 tons)			
Underground	Three months ended 30 September 2012	884	551
	Three months ended 30 June 2012	1 078	543
	Nine months ended 30 September 2012	2 952	1 633
Surface	Three months ended 30 September 2012	1 280	328
	Three months ended 30 June 2012	1 318	351
	Nine months ended 30 September 2012	4 123	1 128
Total	Three months ended 30 September 2012	2 164	879
	Three months ended 30 June 2012	2 396	894
	Nine months ended 30 September 2012	7 075	2 761
Yield (g/t)			
Underground	Three months ended 30 September 2012	7.2	4.2
	Three months ended 30 June 2012	7.2	4.4
	Nine months ended 30 September 2012	7.0	4.3
Surface	Three months ended 30 September 2012	0.8	0.3
	Three months ended 30 June 2012	0.7	0.3
	Nine months ended 30 September 2012	0.8	0.3
Combined	Three months ended 30 September 2012	3.4	2.7
	Three months ended 30 June 2012	3.6	2.8
	Nine months ended 30 September 2012	3.4	2.7
Gold produced (kg)			
Underground	Three months ended 30 September 2012	6 350	2 333
	Three months ended 30 June 2012	7 758	2 389
	Nine months ended 30 September 2012	20 580	7 072
Surface	Three months ended 30 September 2012	1 061	82
	Three months ended 30 June 2012	940	88
	Nine months ended 30 September 2012	3 294	282
Total	Three months ended 30 September 2012	7 411	2 415
	Three months ended 30 June 2012	8 698	2 477
	Nine months ended 30 September 2012	23 874	7 354

---

1. Sibanye Gold defines NCE per kilogram (ounce) as operating costs plus capital expenditure, divided by gold produced.

		KDC	**Beatrix**
Operating results		*(Rand and metric units)*	
Operating costs (R/t)			
Underground	Three months ended 30 September 2012	2,273	1,243
	Three months ended 30 June 2012	1,745	1,188
	Nine months ended 30 September 2012	1,920	1,185
Surface	Three months ended 30 September 2012	165	91
	Three months ended 30 June 2012	146	81
	Nine months ended 30 September 2012	145	73
Total	Three months ended 30 September 2012	1,026	813
	Three months ended 30 June 2012	866	753
	Nine months ended 30 September 2012	886	731

DEVELOPMENT RESULTS

Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking meters, which are reported separately where appropriate.

KDC		**Three months ended 30 September 2012**					**Three months ended 30 June 2012**					**Nine months ended 30 September 2012**				
		Reef	Carbon Leader	Kloof	Main	Libanon	VCR	Carbon Leader	Kloof	Main	Libanon	VCR	Carbon Leader	Kloof	Main	Libanon	VCR
Advanced	(m)	3 418	1 086	764	37	4 165	4 671	169	1 557	38	5 165	12 546	1 416	3 453	75	14 230
Advanced on reef	(m)	521	221	341	37	604	599	23	470	38	796	1 891	244	1 221	75	2 109
Sampled	(m)	549	163	246	36	465	546	9	447	9	590	1 800	172	1 062	45	1 622
Channel width	(cm)	76	74	47	87	107	85	209	95	55	109	75	81	74	85	105
Average value	(g/t)	23.8	10.1	14.1	2.9	25.5	20.0	2.5	9.6	8.4	34.8	24.0	9.1	10.9	3.4	26.1
Average value	(cm/g/t)	1 798	748	665	251	2 739	1 702	529	913	463	3 786	1 792	737	811	286	2 753

Beatrix		**Three months ended 30 September 2012**		**Three months ended 30 June 2012**		**Nine months ended 30 September 2012**	
	Reef	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans
Advanced	(m)	3 472	1 513	4 222	1 895	11 385	4 868
Advanced on reef	(m)	718	276	991	615	2 650	1 271
Sampled	(m)	804	333	1 005	558	2 790	1 197
Channel width	(cm)	132	120	127	85	126	99
Average value	(g/t)	5.4	14.0	6.6	17.6	6.8	17.8
Average value	(cm.g/t)	712	1 689	841	1 498	861	1 765

MANAGEMENT DISCUSSIONS AND ANALYSIS

Recent developments

Operating and financial information for the three months ended 30 September 2012

The financial information discussed below is based on the unaudited condensed consolidated financial information for the three months ended 30 September 2012, or the Unaudited Third Quarter Financial Information, that was prepared in accordance with IAS 34 Interim Financial Reporting and South African Statements and Interpretations of Statements of Generally Accepted Accounting Practice (AC 500 series). Accordingly, the Unaudited Third Quarter Financial Information is not comparable to financial information prepared in accordance with US GAAP.

Further, both the financial and operational information presented below represents the financial and operations results for KDC and Beatrix as part of the Gold Fields Group and not as operations within the stand-alone Sibanye Gold entity. Accordingly, the information may not reflect the actual results of KDC and Beatrix within Sibanye Gold.

KDC

	Three months ended 30 September 2012	Three months ended 30 June 2012
Gold produced		
'000oz	238.3	279.6
kg	7 411	8 698
Yield		
Underground (g/t)	7.2	7.2
Combined (g/t)	3.4	3.6
Total cash cost		
R/kg	297 085	242 596
US$/oz	1 119	936
Notional cash expenditure		
R/kg	390 163	311 163
US$/oz	1 469	1 201
NCE margin (%)	10	26

Gold production decreased by 15% from 279 600 ounces (8 698 kilograms) in the three months ended 30 June 2012 to 238 300 ounces (7 411 kilograms) in the three months ended 30 September 2012. This decrease was as a result of a fire at Ya Rona shaft (formerly Driefontein 4 shaft) which started at the end of the previous quarter and accounted for approximately 30 000 ounces (900 kilograms) of lost production during the three months ended 30 September 2012. The illegal industrial action accounted for a further 35 000 ounces (1 100 kilograms).

Underground tonnes milled decreased from 1.08 million tonnes in the three months ended 30 June 2012 to 0.88 million tonnes in the three months ended 30 September 2012. The underground yield remained constant at 7.2 grams per tonne. Surface tonnes milled decreased from 1.32 million tonnes to 1.28 million tonnes, offset by the yield which increased from 0.7 grams per tonne to 0.8 grams per tonne.

Main development decreased by 18% from 11 600 metres to 9 470 metres and on-reef development decreased by 10% from 1 926 metres to 1 724 metres. The average development value decreased from 2 013 metre grams per tonne to 1 723 metre grams per tonne.

Operating costs increased by 7% from R2 074 million (US$257 million) to R2 221 million (US$270 million). This increase was evenly split between the annual salary increases of between 9% and 10% for the lower and middle category workers, who comprise around 95% of the workforce, and an increase in electricity costs due to two months of higher winter tariffs compared with one month of higher winter tariffs in the three months ended 30 June 2012. This increase was partly offset by a reduction in labour costs due to the illegal strike and lower stores costs in line with the decrease in production. Total cash cost for the quarter increased from R242 596 per kilogram (US$936 per ounce) in the three months ended 30 June 2012 to R297 085 per kilogram (US$1 119 per ounce) in the three months ended 30 September 2012. This increase was due to the increase in costs and the decrease in production.

Operating profit decreased from R1 590 million (US$198 million) in the three months ended 30 June 2012 to R1 009 million (US$121 million) in the three months ended 30 September 2012 due to the decrease in production.

Capital expenditure increased from R633 million (US$79 million) to R671 million (US$82 million) mainly due to increased expenditure on technical projects, self-rescue pack replacements and tailings storage facilities, partly offset by lower ore reserve development.

Notional cash expenditure increased from R311 163 per kilogram (US$1 201 per ounce) in the three months ended 30 June 2012 to R390 163 per kilogram (US$1 469 per ounce) in the three months ended 30 September 2012 as a result of the lower production and increases in operating costs and capital expenditure. The NCE margin decreased from 26% to 10% due to the higher NCE, partly offset by the higher gold price.

Even though the strike has been resolved, it is expected to take towards the end of November before full production will be restored as the workforce needs to be acclimatised and making safe procedures, such as additional support and de-stressing the work areas, need to be completed. At this stage, we estimate around 116,000 ounces will be lost due to the strike for the year.

With regard to the Ya Rona fire which started on 30 June 2012, preliminary findings regarding necessary improvements, as identified during systems audits conducted at the operations following the incident, have been implemented. These included the review and updating of standards and procedures relating to fire detection and monitoring systems. Following an extensive sealing programme in the affected area, the fire was officially declared extinguished on 14 August 2012 and full production has been restored post quarter end.

BEATRIX

	Three months ended 30 September 2012	Three months ended 30 June 2012
Gold produced		
'000oz	77.6	79.6
kg	2 415	2 477
Yield		
Underground (g/t)	4.2	4.4
Combined (g/t)	2.7	2.8
Total cash cost		
R/kg	297 019	273 436
US$/oz	1 118	1 055
Notional cash expenditure		
R/kg	368 654	347 679
US$/oz	1 388	1 342
NCE margin (%)	16	18

Gold production decreased by 3% from 79 600 ounces (2 477 kilograms) in the three months ended 30 June 2012 to 77 600 ounces (2 415 kilograms) in the three months ended 30 September 2012. This was mainly due to a decrease in underground mining grade because of the lower grade areas currently being mined at the North section, which contributes over half of the volume mined.

Underground tonnes milled increased from 543 000 tonnes to 551 000 tonnes, and surface tonnes milled decreased from 351 000 tonnes to 328 000 tonnes. Surface yield was unchanged at 0.3 grams per tonne quarter on quarter.

Main development decreased from 6 117 metres in the three months ended 30 June 2012 to 4 985 metres in the three months ended 30 September 2012 and on-reef development decreased from 1 606 metres to 994 metres. The decrease in development meters was incurred as a result of safety-related stoppages and the embedding of the new communication system at the North Section to improve safety. The weighted average value of the main reef development decreased from 1 076 centimetre grams per tonne to 998 centimetre grams per tonne as a consequence of the grade variability of the areas being developed.

Operating costs increased from R673 million (US$84 million) to R715 million (US$87 million). This was mainly due to annual wage increases, an increase in underground support and two months of winter electricity tariffs compared with one month in the three months ended 30 June 2012. Total cash cost increased from R273 436 per kilogram (US$1 055 per ounce) to R297 019 per kilogram (US$1 118 per ounce).

Operating profit decreased from R374 million (US$46 million) in the three months ended 30 June 2012 to R341 million (US$41 million) in the three months ended 30 September 2012 due to the higher operating costs.

Capital expenditure decreased from R188 million (US$23 million) to R176 million (US$21 million). The majority of the capital expenditure was on infrastructure upgrades and ore reserve development.

Notional cash expenditure increased from R347 679 per kilogram (US$1 342 per ounce) to R368 654 per kilogram (US$1 388 per ounce) due to the higher operating costs. The NCE margin decreased from 18% to 16% mainly due to the higher NCE, partly offset by the higher gold price.

There was a minimal effect on production in the three months ended 30 September 2012 stemming from the illegal strike by 9 000 employees as from 21 September 2012. The strike started on the West section (formerly Oryx mine) and spread to the rest of the mine on 24 September 2012. The full complement of strikers returned to work on 18 October 2012 after an ultimatum given by management on 16 October 2012. At this stage it is estimated that lost production amounted to around 29 000 ounces, which will be accounted for in the three months ended 31 December 2012.

UNAUDITED *PRO FORMA* FINANCIAL INFORMATION

Set out below is the unaudited consolidated *pro forma* income statement and the unaudited consolidated *pro forma* statement of financial position of Sibanye Gold (together, "the unaudited *pro forma* financial information").

The unaudited *pro forma* financial information has been prepared by management of Gold Fields Limited and are the responsibility of the Board of Directors of Gold Fields Limited and has been prepared for illustrative purposes only, to provide information about how the proposed listing of Sibanye Gold and related transactions (the "Listing") might have affected the reported financial information had the Listing been undertaken on 1 January 2012 for the income statement and on 30 June 2012 for the statement of financial position.

Because of its nature, the unaudited *pro forma* financial information may not present a fair reflection of the financial position, changes in equity, results of operations or cash flows of Sibanye Gold, after the listing.

Capitalised terms used herein and not otherwise defined have the meaning ascribed thereto in the Pre-Listing Statement. Unless otherwise indicated, all amounts are in South African Rands (R).

The unaudited *pro forma* financial information of Sibanye Gold has been prepared using the accounting policies that comply with IFRS and that are consistent with those applied in the preparation of the audited consolidated financial statements of Sibanye Gold for the year ended 31 December 2011.

The unaudited *pro forma* financial information should be read in conjunction with the Independent Reporting Accountant's limited assurance report as set out in Annexure 22 of this Pre-Listing Statement.

In anticipation of, and prior to, the implementation of the unbundling, Gold Fields intends to subscribe for further shares in Sibanye Gold at a subscription price equal to the value of the net loan owing by Sibanye Gold to the Gold Fields group. Sibanye Gold will be obligated to use the proceeds of such subscription amount to repay the loan to the Gold Fields group. Gold Fields shall subscribe for such number of shares in Sibanye Gold so that, following such subscription (which is proposed to be implemented on or about the 10th business day prior to the date of the implementation of the unbundling), the number of issued shares held by Gold Fields in Sibanye Gold shall be equal to the number of issued shares in Gold Fields. The unaudited *pro forma* financial information has been prepared to give effect to the issuance of no par value ordinary shares and the settlement of net related party loans with the Gold Fields group. There are no other *pro forma* adjustments resulting from the Listing.

PRO FORMA FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

Unaudited *pro forma* statement of financial position

Figures in millions unless otherwise stated

	30 June 2012 Before the Listing	*Pro forma* adjustments	30 June 2012 After the Listing
ASSETS			
Non-current assets	**17 136.4**		**17 136.4**
Property, plant and equipment	**15 664.3**	–	**15 664.3**
Investment in associate	**160.5**	–	**160.5**
Investments	**1.5**	–	**1.5**
Environmental trust fund	**1 294.6**	–	**1 294.6**
Deferred taxation	**15.5**	–	**15.5**
Current assets	**2 745.5**	(421.4)	**2 324.1**
Inventories	**305.8**	–	**305.8**
Trade and other receivables	**727.9**	–	**727.9**
Cash and cash equivalents	**1 197.2**	–	**1 197.2**
Related party receivables	**514.6**	(421.4)[1]	**93.2**
Total assets	**19 881.9**	(421.4)	**19 460.5**
EQUITY AND LIABILITIES			
Share capital and premium	**–**	19 923.0[1]	**19 923.0**
Non-controlling interest	**(6.1)**	–	**(6.1)**
Other reserves	**(1 349.2)**	–	**(1 349.2)**
Accumulated loss	**(8 694.1)**	–	**(8 694.1)**
Total equity	**(10 049.4)**	19 923.0	**9 873.6**
Non-current liabilities	**6 574.8**	–	**6 574.8**
Deferred taxation	**4 136.9**	–	**4 136.9**
Borrowings	**975.0**	–	**975.0**
Provisions	**1 462.9**	–	**1 462.9**
Current liabilities	**23 356.5**	(20 344.4)	**3 012.1**
Trade and other payables	**2 114.1**	–	**2 114.1**
Related party payables	**20 621.4**	(20 344.4)[1]	**277.0**
Taxation and royalties	**621.0**	–	**621.0**
Total equity and liabilities	**19 881.9**	(421.4)	**19 460.5**
Net asset value per share – Rand (R'000)	**(10 049.4000)**	10 049.4136[2]	**0.0136**
Net tangible asset value per share – Rand ('000)	**(10 049.4000)**	10 049.4136[2]	**0.0136**

228

Unaudited *pro forma* income statement

Figures in millions unless otherwise stated

	For the six-month period ended 30 June 2012		For the six-month period ended 30 June 2012
	Before the Listing	*Pro forma* adjustments	**After the Listing**
Revenue	**8 992.0**	–	**8 992.0**
Cost of sales	**(6 534.6)**	–	**(6 534.6)**
Net operating profit	**2 457.4**	–	**2 457.4**
Investment income	**58.1**	–	**58.1**
Finance expense	**(36.7)**	–	**(36.7)**
Other costs	**(26.3)**	–	**(26.3)**
Share of results of associate after taxation	**35.0**	–	**35.0**
Share-based payments	**(132.9)**	–	**(132.9)**
Profit on disposal of property, plant and equipment	**0.4**	–	**0.4**
Restructuring costs	**(49.2)**	–	**(49.2)**
Profit before royalties and taxation	**2 305.8**	–	**2 305.8**
Royalties	**(200.5)**	–	**(200.5)**
Profit before taxation	**2 105.3**	–	**2 105.3**
Mining and income tax	**419.3**	–	**419.3**
Profit for the period	**2 524.6**	–	**2 524.6**
Profit/(Loss) attributable to:			
Owners of the parent	**2 524.8**	–	**2 524.8**
Non-controlling interest holders	**(0.2)**	–	**(0.2)**
	2 524.6	–	**2 524.6**
Basic and diluted earnings per share – Rand ('000)	**2 524.8000**	(2 524.7965)[3]	**0.0035**
Headline and diluted headline earnings per share – Rand ('000)	**2 524.5000**	(2 524.4965)[3]	**0.0035**

Notes and assumptions to the unaudited *pro forma* financial information

The figures set out in the "Before the Listing" column above have been extracted without adjustment from the reviewed consolidated interim financial statements of Sibanye Gold for the six months ended 30 June 2012.

The following notes and assumption are applicable to the *pro forma* adjustments:

1. The *pro forma* adjustments relate to the settlement of the net related party loans owing by Sibanye Gold to the Gold Fields group from the proceeds of the issuance of no par value ordinary shares to Gold Fields Limited immediately prior to the listing.

Increase in share capital and premium from the issuance of 728 642 265 no par value ordinary shares	19 923.0
Net related party loans	19 923.0
Related party receivables	(421.4)
Related party payables	20 344.4

2. The adjustment relates to net asset value and net tangible asset value per share resulting from the impact of *pro forma* adjustment above reflecting the increase in the weighted average number of ordinary shares.

3. The adjustment relates to basic and diluted earnings per share attributable to Sibanye Gold shareholders resulting from the impact of *pro forma* adjustment above reflecting the increase in the weighted average number of ordinary shares.

4. Transaction costs do not significantly impact the *pro forma* financial information.

5. The above adjustments are expected to have a continuing effect.

REPORTING ACCOUNTANT'S REPORT ON THE UNAUDITED *PRO FORMA* FINANCIAL INFORMATION OF SIBANYE GOLD LIMITED (FORMERLY KNOWN AS GFI MINING SOUTH AFRICA (PTY) LIMITED)

INDEPENDENT REPORTING ACCOUNTANT'S LIMITED ASSURANCE REPORT

"The Directors
Gold Fields Limited
150 Helen Road
Sandown
2196

3 January 2013

Dear Sirs

Independent Reporting Accountant's limited assurance report on the unaudited *pro forma* financial information of Sibanye Gold Limited

Introduction

We have performed our limited assurance engagement with regard to the unaudited *pro forma* consolidated income statement and statement of financial position ("the *pro forma* financial information") of Sibanye Gold Limited ("Sibanye Gold") (formerly known as GFI Mining South Africa (Pty) Limited) set out in Annexure 21 of the pre-listing statement to be dated on or about 10 January 2013 issued in connection with the proposed listing of Sibanye Gold and related transactions (the "Listing") of Sibanye Gold ("the Pre-Listing Statement").

The *pro forma* financial information has been prepared for purposes of complying with the requirements of the JSE Limited ("JSE"), for illustrative purposes only, to provide information about how the Listing might have affected the reported financial information had the Listing been undertaken on 1 January 2012 for the income statement and on 30 June 2012 for the statement of financial position.

Because of its nature, the *pro forma* financial information may not present a fair reflection of the financial position, changes in equity, results of operations or cash flows of Sibanye Gold, after the Listing.

Directors' responsibility

The directors of Gold Fields Limited are solely responsible for the compilation, contents and presentation of the *pro forma* financial information contained in the Pre-Listing Statement and for the financial information from which it has been prepared.

Their responsibility includes determining that the financial information contained in the Pre-Listing Statement has been properly compiled on the basis stated, the basis is consistent with the accounting policies of Sibanye Gold and the *pro forma* adjustments are appropriate for the purposes of the *pro forma* financial information as disclosed in terms of the JSE Listings Requirements.

Reporting accountant's responsibility

Our responsibility is to express a limited assurance conclusion on the *pro forma* financial information included in the Pre-Listing Statement. We conducted our limited assurance engagement in accordance with the International Standard on Assurance Engagements applicable to *Assurance Engagements Other Than Audits or Reviews of Historical Financial information* and the *Guide on Pro Forma Financial Information* issued by the South African Institute of Chartered Accountants.

This standard requires us to comply with ethical requirements and to plan and perform the assurance engagement to obtain sufficient appropriate evidence to support our limited assurance conclusion, expressed below.

We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the *pro forma* financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Sources of information and work performed

Our procedures consisted primarily of comparing the reviewed consolidated interim financial results of Sibanye Gold, which have been prepared in accordance with International Financial Reporting Standards ("IFRS"), including IAS 34, *Interim Financial Reporting*, with the source documents, considering the *pro forma* adjustments in light of the accounting policies of Sibanye Gold, considering the evidence supporting the *pro forma* adjustments, recalculating the amounts based on the information obtained and discussing the *pro forma* financial information with the directors of Gold Fields Limited.

In arriving at our conclusion, we have relied upon financial information prepared by the directors of Gold Fields Limited and other information from various public, financial and industry sources.

Whilst our work performed involved an analysis of the reviewed consolidated interim financial results and other information provided to us, our limited assurance engagement does not constitute either an audit or review of any of the underlying financial information undertaken in accordance with the International Standards on Auditing or the International Standards on Review Engagements and, accordingly, we do not express an audit or review opinion.

In a limited assurance engagement the evidence-gathering procedures are more limited than for a reasonable assurance engagement and therefore less assurance is obtained than in a reasonable assurance engagement. We believe that our evidence obtained is sufficient and appropriate to provide a basis for our conclusion.

Opinion

Based on our examination of the evidence obtained, nothing has come to our attention that causes us to believe that, in terms of sections 8.17 and 8.30 of the JSE Listings Requirements:

- the *pro forma* financial information has not been properly compiled on the basis stated;
- such basis is inconsistent with the accounting policies of Sibanye Gold; and
- the adjustments are not appropriate for the purposes of the *pro forma* financial information as disclosed pursuant to section 8.30 of the JSE Listings Requirements.

Consent

We consent to the inclusion of this letter and the reference to our opinion in the Pre-Listing Statement to be issued by Sibanye Gold in the form and context in which it appears.

Yours faithfully

KPMG Inc.
Registered Auditors

Per CH Basson
Chartered Accountant (SA)
Registered Auditor
Director

KPMG Crescent
85 Empire Road
Parktown
2193 "

Sibanye Gold Limited

(Previously GFI Mining South Africa Proprietary Limited)
(Registration number 2002/031431/06)
Share code: **SGL**   ISIN: **ZAE000173951**

Registered Office

Libanon Business Park
1 Hospital Road (off Cedar Avenue)
Libanon, Westonaria, 1779
South Africa
(Private Bag X5, Westonaria, 1779, South Africa)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 10 January 2013

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer